SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________ )

TABLE OF CONTENTS

–  Press Release dated March 30, 2004

–  Press Release dated March 30, 2004

–  Press Release dated March 15, 2004

–  Annual Report at December 31, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco Title: Company Secretary

Date: April 2, 2004

PRESS RELEASE

Eni

•	2003 Consolidated financial statements: net income of euro 5.6 billion and dividend of euro 0.75 per share confirmed
•	Share buyback continues

2003 Consolidated financial statements and dividend

The Board of Directors approved today Eni’s 2003 consolidated financial statements reporting a net income of euro 5,585 million and resolved to propose to the General Shareholders’ Meeting convened on May 25 and 28, 2004, on first and second call respectively, to pay a dividend of euro 0.75 per share1. Pay-out therefore amounts to about 51%. Dividends will be paid out starting from June 24, 2004; the ex-dividend date is June 21, 2004.

The Board of Directors approved also Eni SpA 2003 draft financial statements, which report net income of euro 2,850 million.

Eni’s consolidated financial statements and Eni SpA’s draft financial statements are being examined by the Board of Statutory Auditors and external auditors.

Share buy-back program

Eni’s Board of Directors will propose to the Shareholders’ Meeting to continue until November 30, 2005 the share buy-back program started in 2000, which provides for the purchase of a maximum of 400 million Eni shares for an outlay not higher than euro 5.4 billion, including own shares purchased until the Meeting’s date.

Appointment of external auditors

Eni’s Board of Directors will propose to the Shareholders’ Meeting the appointment of PricewaterhouseCoopers SpA as external auditors for the 2004-2006 period. The appointed company will also perform those additional activities pertaining to the full responsibility of the audits performed by other auditors of Group companies (auditing amounts corresponding to 2% of total consolidated assets and revenues). PricewaterhouseCoopers SpA will thus carry out the task and bear the responsibility of being the single auditor of the Eni Group.

1	As a consequence of new tax laws in force from January 1, 2004, except for what stated otherwise, dividends do not give title to a tax credit for the recipient and, depending on the recipient, are subject to a withholding tax on distribution or are partially cumulated with the recipient’s taxable income. Dividends provide a tax credit only when received by resident businesses, in particular capital companies during the fiscal year ending on or after December 31, 2003; only in these cases dividends give title to an ordinary tax credit at a 51.51% rate for euro 0.70 and a tax credit at a 51.51% rate for euro 0.05 within the limit of the recipient’s payable taxes.

4

Other proposals of the Board of Directors

Eni’s Board of Directors will propose to the Shareholders’ Meeting to change the regulation of shareholders’ meetings in order to comply with the new rules that regulate shareholders interventions at the meetings and to increase the remuneration of Directors, in consideration of the more intense activities they perform also as a consequence of the incorporation of AgipPetroli and their participation to Board Committees.

The Board of Directors will also propose to the Shareholders’ Meeting in an extraordinary seat to adapt Eni’s By-laws to the so called “Vietti reform” as well as to make other changes. In particular the Board will propose to the Meeting to reserve to the Board all decision concerning the merger and demerger of subsidiaries in which Eni holds at least a 90% interest and to introduce a prohibition to the presentation of lists of candidates to be appointed as directors and statutory auditors on the part of shareholders belonging to the same group of a shareholder presenting a list of candidates.

The Board of Directors also convened a meeting of holders of bonds denominated “Eni SpA – Euro Medium Term Note 2000-2010” and “Eni SpA – Euro Medium Term Note 2003-2013” for the appointment of a common representative.

******

This press release is available on Eni’s web site at www.eni.it

Eni SpA’ reclassified balance sheet and income statement and Eni’s consolidated balance sheet and consolidated income statement as of December 31, 2003 are enclosed with this press release.

Eni 2003 Annual Report will be available at Eni’s web site starting from 18:00 a.m. CET.

San Donato Milanese (Milan), March 30, 2004

5

Eni SpA income statement	(million €)

	2002	2003	Change	% Ch.
Net sales from operations	28,283	29,006	723	2.6
Other income and revenues	425	294	(131)	(30.8)
Total revenues	28,708	29,300	592	2.1
Operating expenses	(24,791)	(25,339)	(548)	(2.2)
Depreciation, amortization and writedowns	(903)	(881)	22	2.4
Operating income	3,014	3,080	66	2.2
Net financial (expense) income	163	(20)	(183)	—
Net income from investments	275	1,375	1,100	400.0
Income before extraordinary items and income taxes	3,452	4,435	983	28.5
Net extraordinary income	1,118	103	(1,015)	(90.8)
Income before income taxes	4,570	4,538	(32)	(0.7)
Income taxes	(575)	(586)	(11)	(1.9)
Adjustments related to fiscal laws	(115)	(1,102)	(987)	(858.3)
Net income	3,880	2,850	(1,030)	(26.5)

Eni SpA balance sheet	(million €)

	Dec. 31, 2002	Dec. 31, 2003	Change
Non-current assets
Intangible assets	281	295	14
Net fixed assets	4,883	4,766	(117)
Investments	17,877	21,124	3,247
Operating financing receivables and securities related to operations	23	21	(2)
Net accounts payable in relation to investments	(302)	(415)	(113)
	22,762	25,791	3,029
Net working capital	3,257	3,500	243
Reserve for employee termination indemnities	(142)	(158)	(16)
Net capital employed	25,877	29,133	3,256
Shareholders’ equity(1)	23,659	24,402	743
Reserves related to fiscal laws	1,610	1,409	(201)
Net borrowings	608	3,322	2,714
Total liabilities and shareholders’ equity	25,877	29,133	3,256

(1)	In the reclassified balance sheet the purchase cost of 230,568,453 own shares held at December 31, 2003 amounting to euro 3,164 million (206,637,561 shares and euro 2,838 million as of December 31, 2002) is deducted from net equity.

Eni Group consolidated income statement	(million €)

	2002	2003	Change	% Ch.
Net sales from operations	47,922	51,487	3,565	7.4
Other income and revenues	1,080	913	(167)	(15.5)
Operating expenses	(34,996)	(37,732)	(2,736)	(7.8)
Depreciation, amortization and writedowns	(5,504)	(5,151)	353	6.4
Operating income	8,502	9,517	1,015	11.9
Net financial expense	(167)	(154)	13	7.8
Net (expense) income from investments	43	(17)	(60)	—
Income before extraordinary items and income taxes	8,378	9,346	968	11.6
Net extraordinary (expense) income	(29)	49	78	—
Income before income taxes	8,349	9,395	1,046	12.5
Income taxes	(3,127)	(3,241)	(114)	(3.6)
Income before minority interest	5,222	6,154	932	17.8
Minority interest	(629)	(569)	60	9.5
Net income	4,593	5,585	992	21.6

Eni Group consolidated balance sheet	(million €)

	Dec. 31, 2002	Dec. 31, 2003	Change
Non-current assets
Net fixed assets	33,693	36,360	2,667
Intangible assets	3,175	3,610	435
Investments	2,797	3,160	363
Operating financing receivables and securities related to operations	1,408	983	(425)
Net accounts payable in relation to investments	(870)	(1,018)	(148)
	40,203	43,095	2,892
Net working capital	(204)	(679)	(475)
Reserve for employee termination indemnities	(507)	(555)	(48)
Net capital employed	39,492	41,861	2,369
Shareholders’ equity including minority interest	28,351	28,318	(33)
Net borrowings	11,141	13,543	2,402
Total liabilities and shareholders’ equity	39,492	41,861	2,369

PRESS RELEASE

Not for distribution in the United States, Canada and Japan

Sale of Snam Rete Gas S.p.A. Shares

Eni S.p.A. announces that it has signed an agreement with Mediobanca S.p.A. for the sale of 177,000,000 ordinary shares of Snam Rete Gas S.p.A., representing approximately 9.05% of the share capital of Snam Rete Gas. Mediobanca is purchasing the shares with a view to reselling them on a private placement basis to Italian and international institutional investors.

The execution of the transaction was commenced on March 29, 2004 after the close of trading on the Italian Stock exchange and was concluded during the night. The purchaser was selected following a competitive process involving several primary financial institutions. Lazard acted as financial advisor to Eni.

In connection with the sale, Eni has agreed not to sell directly or indirectly any shares or any related financial instruments of Snam Rete Gas, for a period of 180 days, without the consent of Mediobanca.

Following the sale, Eni’s holding in Snam Rete Gas is approximately 50.07% of the share capital.

The securities referred to in this press release have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold into the United States absent registration or an applicable exemption from the registration requirements.

San Donato Milanese (Milan), March 30, 2004

8

PRESS RELEASE

Italgas starts the sale procedure of its participation held in Società Azionaria per la Condotta di Acque Potabili S.p.A.

The Board of Directors of Italgas, a company under the direction and co-ordination of Eni S.p.A., has resolved today to start the procedure to sell the 67.05% participation held in Società Azionaria per la Condotta di Acque Potabili S.p.A., a company listed on the electronic stock market organised and managed by the Italian Stock Exchange (Borsa Italiana S.p.A.) through a competitive auction.

The operation aims at focalising Italgas activities in its core-business.

San Donato Milanese (Milan), March 15, 2004

9

Eni

Eni's Way

edition approved
by the Board of Directors
on March 30, 2004

Annual Report 2003

Annual Report 2003

Annual Report 2003

Mission

Eni is one of the most important integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, oilfield services construction and engineering industries. In these businesses it has a strong edge and leading international market positions.

Eni’s objective is to create new value to meet its shareholders expectations through the continuous improvement of cost efficiency and the quality of its products and services and through the attention to the needs of its employees and the commitment to a sustainable growth pattern also encompassing the careful assessment of the environmental impact of its activities and the development of innovative and efficient technologies.

To achieve this objective Eni relies on the managerial and technical capabilities as well as the continuous development of its workforce, and on an increasingly lean and entrepreneurial organization.

Eni operates in the following 70 countries

EUROPE

Austria, Belgium, Croatia, Cyprus, Czech Republic, Denmark, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Switzerland, Turkey, United Kingdom

CIS

Azerbaijan, Georgia, Kazakhstan, Russia

MIDDLE EAST

Iran, Kuwait, Oman, Qatar, Saudi Arabia, United Arab Emirates

CENTRAL ASIA

India, Pakistan

SOUTH EAST ASIA AND OCEANIA

Australia, China, Indonesia, Malaysia, Papua-New Guinea, Singapore, Taiwan, Thailand

AMERICAS

Argentina, Brazil, Canada, Ecuador, Mexico, Peru, Trinidad & Tobago, United States, Venezuela

AFRICA

Algeria, Angola, Cameroon, Congo, Egypt, Gabon, Guinea Bissau, Libya, Mauritania, Morocco, Nigeria, Senegal, Somalia, South Africa, Sudan, Tunisia

contents

Report of the Directors	4	Profile of the Year
	8	Letter to our Shareholders
Operating Review
	16	Exploration & Production
	28	Gas & Power
	41	Refining & Marketing
	46	Petrochemicals
	49	Oilfield Services Construction and Engineering
Corporate governance and responsibility
	53	Introduction
	55	Synthetic presentation of results obtained
	57	Corporate governance
	70	Development of human resources and working standards
	74	Sustainable development
	82	Research and development
	85	Financial Review
	98	Other Information
	102	Glossary
Report of Independent Auditors	105
Consolidated Financial Statements	106	Balance Sheets
	107	Statements of Income
	108	Statements of Cash Flows
	111	Statements of Changes in Shareholders’ Equity
	112	Notes to the Consolidated Financial Statements

This Annual Report includes the report of Eni’s Board of Directors to shareholders and Eni’s consolidated financial statements for the year ended December 31, 2003, which have been presented in a format generally used internationally. Eni’s Annual Report for the year ended December 31, 2003 prepared in accordance with Law No. 127 of April 9, 1991, will be submitted for approval at the General Meeting on May 25 and 28, 2004.

March 30, 2004

Results of the year

Hydrocarbon production in 2003 and future growth targets

Proved hydrocarbon reserves

The development plan of the Kashagan field in the Kazakh offshore was approved profile of the year

Saudi Arabia: Eni obtained an exploration licence as operator

Eni’s international expansion strategy in natural gas

The development plan of electricity generation capacity

ENI
ANNUAL REPORT
PROFILE OF THE YEAR

In 2003 Eni reported a net income amounting to euro 5,585 million, a euro 992 million increase over 2002 (up 21.6%) due essentially to a positive operating performance (up euro 1,015 million)

Hydrocarbon production reached 1.56 million boe/day with a 6.1% increase. Eni intends to maintain a strong production growth in the near future leveraging on the development of assets in portfolio and targeting about 1.9 million boe/day in 2007 equal to an annual average growth rate of 5%

Eni’s proved reserves of hydrocarbons at December 31, 2003 reached 7,272 million boe, increasing by 242 million boe over 2002. The increase in proved reserves allowed to replace 142% of production; this average was 118% without taking into account the effect of purchases and sales of property. The average reserve life index is 12.7 years (13.2 in 2002)

The development plan of the Kashagan oil field (Eni operator with a 16.67% interest) in the Kazakh offshore of the Caspian Sea was approved. The plan will proceed by phases and provides for the production of recoverable reserves up to 13 billion barrels by means of partial reinjection of natural gas with a total expenditure amounting to dollar 29 billion (Eni’s share dollar 5 billion). Production is expected to start in 2008 at an initial level of 75,000 barrels/day, reaching 450,000 barrels at the end of the first development phase. Target production plateau is expected at 1.2 million barrels/day

In Saudi Arabia, an exploration licence for the extraction of natural gas in the so called C area covering about 52,000 square kilometres in the Rub al Khali basin at the border with Qatar and the United Arab Emirates was awarded to a consortium formed by Eni with an international oil company and Saudi Aramco (Eni operator with a 50% interest). The projects marks Eni’s return to upstream activities in this country where it had operated in the early 1970s

Within its strategy of international expansion in natural gas, Eni purchased 50% of Unión Fenosa Gas, engaged in the energy field in Spain, and began the management and trade phases by starting the supply of natural gas produced in Russia and transported via the Blue Stream pipeline to Turkey, as well as by reaching contract supply volumes of LNG to the Spanish electricity company Iberdrola. Eni also signed an agreement with the Portuguese Government for the reorganization of Galp Energia within the restructuring process of the Portuguese energy sector. The agreement provides for Eni’s exit from refining and marketing of refined products through the sale of its 33.34% interest in Galp Energia to a state-owned Portuguese company, thus realizing the asset value of Galp Energia, while it will concentrate in the natural gas sector by acquiring 49% of the capital of Gas de Portugal

Eni continued its program for developing its electricity generation capacity targeted at about 5.3 gigawatts of installed power by 2006 with total capital expenditure amounting to approximately euro 2.3 billion (of which 1.2 were already expensed). In 2003 the construction of combined cycle power stations fired with natural gas with installed capacity of 3.8 gigawatts at Eni’s sites in Brindisi, Ferrera Erbognone, Mantova and Ravenna started. The commercial start-up of the units under construction is expected by stages between 2004 and early 2006. When fully operational, volumes of natural gas destined to electricity generation will reach 6-7 billion cubic meters per year

ENI
ANNUAL REPORT
PROFILE OF THE YEAR

Selected consolidated financial data	(million €)

		1999	2000	2001	2002	2003
Net sales from operations		31,008	47,938	49,272	47,922	51,487
Operating income		5,480	10,772	10,313	8,502	9,517
Net income		2,857	5,771	7,751	4,593	5,585
Net cash provided by operating activities		8,248	10,583	8,084	10,578	10,827
Capital expenditure		5,483	5,431	6,606	8,048	8,802
Investments		114	4,384	4,664	1,366	4,255
Shareholders’ equity including minority interest		19,749	24,073	29,189	28,351	28,318
Net borrowings		6,267	7,742	10,104	11,141	13,543
Net capital employed		26,016	31,815	39,293	39,492	41,861
Net income per share	(euro per share)	0.71	1.44	1.98	1.20	1.48
Dividend	(euro per share)	0.362	0.424	0.750	0.750	0.750
Dividends paid (1)		1,446	1,664	2,876	2,833	2,829
Pay-out	(%)	50.6	28.8	37.0	62.0	51.0
Return On Average Capital Employed (ROACE)	(%)	12.5	21.5	23.9	13.7	15.6
Debt to equity ratio		0.32	0.32	0.35	0.39	0.48

(1)	Per fiscal year. 2003 data are estimated.

Forward-looking statements

Certain disclosures contained in Eni’s financial statements are forward-looking statements. By their nature forward-looking statements involve risk and uncertainty. The factors described herein could cause actual results of operations and developments to differ materially from those expressed or implied by such forward-looking statements.

Key market indicators

			1999	2000	2001	2002	2003
Average price of Brent dated crude oil (1)			17.87	28.39	24.46	24.98	28.84
Average EUR/USD exchange rate			1.067	0.924	0.896	0.946	1.131
Average price in euro of Brent dated crude oil (2)			16.75	30.73	27.30	26.41	25.50
Average European refining margin (3)			1.21	3.99	1.97	0.80	2.65
Euribor - three-month euro rate	(	%)	3.0	4.4	4.3	3.3	2.3

(1)	In US dollars per barrel. Source: Platt’s Oilgram.

(2)	Eni calculation.

(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Growth strategy in downstream oil

Eni’s plan for rationalization and efficiency improvement

ENI
ANNUAL REPORT
PROFILE OF THE YEAR

Selected operating data

		1999	2000	2001	2002	2003
Exploration & Production
Proved reserves of hydrocarbons at period end	(million boe)	5,534	6,008	6,929	7,030	7,272
Average reserve life index	(years)	14.0	14.0	13.7	13.2	12.7
Daily production of hydrocarbons	(thousand boe)	1,064	1,187	1,369	1,472	1,562
Gas & Power
Sales of natural gas to third parties in primary distribution	(billion cubic meters)	60.24	61.25	61.96	60.44	65.12
Natural gas consumed by Eni	(billion cubic meters)				2.02	1.90
Sales of natural gas in secondary distribution outside Italy	(billion cubic meters)	2.67	3.48	3.91	3.79	4.44
Sales of natural gas to third parties and natural gas consumed by Eni	(billion cubic meters)	62.91	64.73	65.87	66.25	71.46
Natural gas transported on behalf of third parties in Italy	(billion cubic meters)	6.90	9.45	11.41	19.84	24.63
Electricity production sold	(terawatthour)		4.77	4.99	5.00	5.55
Refining & Marketing
Refined products available from processing	(million tonnes)	38.31	38.89	37.78	35.55	33.52
Standard capacity of wholly-owned refineries at period end	(thousand barrels/day)	664	664	664	504	504
Utilization rate of standard capacity of wholly-owned refineries	(%)	96	99	97	99	100
Sales of refined products	(million tonnes)	51.82	53.46	53.24	52.02	49.91
Service stations at period end (in Italy and outside Italy)	(units)	12,489	12,085	11,707	10,762	10,647
Average throughput per service station	(thousand liters per year)	1,543	1,555	1,621	1,674	1,771
Petrochemicals
Production (1)	(thousand tonnes)	8,298	8,532	9,609	7,116	6,907
Sales (1)	(thousand tonnes)	5,622	5,616	6,113	5,493	5,266
Oilfield Services Construction and Engineering
Orders acquired	(million euro)	2,600	4,726	3,716	7,852	5,876
Order backlog at period end	(million euro)	4,439	6,638	6,937	10,065	9,405
Employees at period end	(units)	72,023	69,969	72,405	80,655	76,521

(1)	For 2002 data see note to table on page 86.

Eni and MIB 30 - January 4, 1999 - March 10, 2004

Sales of refined products on Eni’s network in the rest of Europe exceeded 3 million tonnes, with a 18% increase over 2002 as a consequence of a selective development strategy in markets with interesting growth prospects where Eni can leverage on its well known brand name and logistic operational synergies. In 2003 Eni purchased 410 services stations in Spain, Germany and France

Streamlining measures and efficiency improvement actions allowed for cost reductions (on a constant exchange rate basis) amounting to about euro 590 million. Eni’s cost reduction program in the 1999-2003 period achieved over 65% of the euro 3.4 billion target set for 2006

ENI
ANNUAL REPORT
PROFILE OF THE YEAR

letter to our shareholders The year 2003 represented a crucial test for the credibility and quality of Eni’s strategies because it was the reference year of the growth process started in 1999, unique for intensity and cultural discontinuity in our company’s history. Despite the difficulties foreseeable in that process, four years after we can confirm that we have reached – and in many cases exceeded – the targets set at the time.

ENI
ANNUAL REPORT
LETTER TO OUR SHAREHOLDERS

Left, Eni’s Board of Directors seated (from left to right): Mario Giuseppe Cattaneo, Mario Resca, Dario Fruscio, Renzo Costi, Guglielmo Claudio Moscato, Alberto Clô; standing (from left to right): Roberto Poli, Vittorio Mincato

Above, Eni’s Board of Statutory Auditors (from left to right): Luigi Biscozzi, Filippo Duodo, Riccardo Perotta, (standing) Andrea Monorchio, Paolo Andrea Colombo, the Magistrate of the Court of Accounts delegate inspector, Luigi Schiavello

Eni has reached an unprecedented balance of size and operating flexibility and, most of all, is ready to set further growth targets based on the strength and soundness of its balance sheet, kept under careful control by judicious management, accompanied however by a relevant effort in capital expenditure in the past four years (approximately euro 44 billion).

In 2003 Eni’s net income amounted to euro 5.6 billion with an increase of nearly euro one billion over 2002 (up 21.6% over 2002). Return on average capital employed (ROACE) reached 15.6%, increasing by 1.9 percentage points over 2002; despite significant capital expenditures and investments of euro 13.1 billion (up 38.7% over 2002), the debt to equity ratio was 0.48 (0.39 in 2002). The trend of main market indicators contributed to the increase in results: in fact the effects of the average increase in oil prices (Brent was up 3.9 dollars/barrel) and of average European refining margins (up 1.9 dollars/barrel) were reduced by the almost 20% slide of the dollar over the euro (the average Brent price in euro declined by 3.4%).

The results achieved allow us to propose to the Shareholders’ Meeting a dividend amounting to euro 0.75 per share, with a 51% pay-out (62% in 2002).

The results of 2003

The year 2003 was marked by the war in Iraq, whose first signs had been visible already in 2002. As expected, the price of oil peaked to above 35 dollars/barrel. The progressive weakening of the dollar created concern in Europe for its effects on the competitivity of exports and growth, adding a further element of uncertainty to the economic and energy scenario. In a context of such tension and uncertainty, Eni confirmed its business ability and reached all the growth targets set.

In the Exploration & Production segment, daily hydrocarbon production amounted to 1,562,000 boe, with a 90,000 boe increase, up 6.1%. Proved hydrocarbon reserves at December 31, 2003 amounted to 7,272 million boe, increasing by 242 million boe over 2002. The reserve replacement ratio was 142%, 118% without the effect of purchase and sale of property. The reserve life index at December 31, 2003 was 12.7 years (13.2 in 2002). The most important new reserves booked in 2003 concerned the Kashagan structure in the Kazakh offshore, which confirms the relevant mineral potential of the area operated

ENI
ANNUAL REPORT
LETTER TO OUR SHAREHOLDERS

by Eni, Block 15 (Eni’s interest 20%) in the deep waters of Angola, the North Sea, the Gulf of Mexico, Indonesia and the Algerian desert.

In 2003 Eni proved its attitude in combining the reaching of set targets and short-term profitability with a long-term vision and the creation of a basis for future growth. In particular: (i) in February 2004 the development plan of the Kashagan oil field in the Kazakh offshore of the Caspian Sea was approved, the plan provides for the production of recoverable reserves up to 13 billion barrels by means of partial reinjection of natural gas with a total expenditure amounting to dollar 29 billion (Eni’s share dollar 5 billion). Production is expected to start in 2008; (ii) in March 2004 in Saudi Arabia Eni was awarded an exploration licence as operator for the exploration and extraction of natural gas in an area covering about 52,000 square kilometers.

In the Gas & Power segment, Eni showed flexibility and adaptation in a strongly dynamic context such as the European gas market. Sales of natural gas in primary distribution amounted to 65.1 billion cubic meters, with a 4.7 billion increase over 2002 (up 7.7%). In power generation, the first 390 megawatt unit of the Ferrera Erbognone power station started production at the end of 2003.

In the Refining & Marketing segment, Eni continued the upgrading process of its refining system aimed at guaranteeing Eni’s position as top performer in Italy in terms of efficiency, flexibility and product quality. In retail marketing Eni continued the requalification and strategic repositioning of its distribution network aimed at seizing the opportunities deriving from the changes in consumers’ attitudes and conquering their trust by providing high quality and innovative products, such as the BluDiesel, that anticipate European and international environmental regulation stardards. In retail markets in the rest of Europe Eni’s selective development showed its first results with increasing sales and a consolidation of market share in target areas.

Capital expenditure and investments amounted to euro 13.1 billion of which 8.8 for capital expenditure and 4.3 for investments. The most relevant expenditures concerned large projects relating to long-term growth and sustainability of Eni’s businesses, in particular:

-	the construction of the Greenstream gasline, a new import route to Italy, that will carry 8 billion cubic meters of natural gas per year from Libyan fields, already booked under long-term import contracts;

-	the development of the Wafa and Bahr Essalam fields in Libya, with start-up expected in 2004 for the onshore portion and 2005 for the offshore portion;

-	the development of fields in Iran where Eni is operator, that strengthens Eni’s position in a country with great mineral potential;

-	participation in the development of the fields in the Kizomba area in Block 15 in the deep waters of Angola;

-	the construction of power stations at Ferrera Erbognone, Ravenna, Brindisi and Mantova.

ENI
ANNUAL REPORT
LETTER TO OUR SHAREHOLDERS

Investments concerned primarily the Italgas tender offer (euro 2.6 billion), the purchase of Fortum Petroleum, an upstream company operating in Norway (euro 0.9 billion), and of 50% of Unión Fenosa Gas (euro 0.4 billion).

The evolution of energy scenarios and future challenges

In the upstream segment the relative scarcity of reserves with low discovery and extraction costs will continue to represent the critical factor in the scenario where oil companies operate. The need to replace reserves and the progressive decline of politically and jurisdictionally stable producing areas (United States, North Sea) push oil companies to frontier areas, where costs and risks are higher and returns are expected in the longer term. The opening up of some countries of the Persian Gulf to foreign investment represents an historical opportunity for oil companies wishing to establish competitive advantages for their future.

Outside Opec countries, the most promising areas for upstream expansion are the Caspian Sea, the Russian Federation and North and West Africa.

The segment of downstream oil is still straddled by overcapacity worldwide, especially in the Mediterranean, the former Soviet Union, the Middle East and Latin America and by a regional inadequacy of plants as compared to the trends in demand, both in terms of quality standards and mix of heavy and light products. Any capital expenditure in new conversion capacity can have an industrial rationale only if such capacity is located in areas favored by specific supply-demand dynamics, logistical advantages or integration along the value chain.

Marketing of refined products is undergoing a process of rationalization of logistics and networks aimed at reaching high qualitative standards. Strong competition in traditional businesses forces companies to meet customers’ needs through new ways of customer retention and by developing non oil activities. An efficient presence in downstream oil will however be crucial for an oil company’s need to maintain a balanced portfolio and to stabilize operating results.

The segment of natural gas will continue to have a strong regional character, despite the rush to internationalization caused by the liberalization of markets and the expansion of LNG. Developments in markets that appear relatively saturated with supply will therefore have to be based on a cost advantage. In particular in Europe we risk an excess supply of natural gas that – along with the opening up of markets – may lead to much stronger competition with negative effects on margins.

In the Oilfield Services, Construction and Engineering segment there is an increasing tendency to transfer technical and external risks to contractors. This trend is not balanced by a corresponding increase in margins. Turn-key contracts, characterized by a set price for the completion of works, are increasingly widespread. The key to success is represented by the ability to keep under control complex and technologically advanced phases along the value chain with a special focus on the quality and reliability of services rendered.

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The petrochemical industry is still affected by criticalities worldwide, due to persistent overcapacity, especially in Europe, where the higher costs of feedstocks and the scale of plants make the gap with Middle Eastern manufacturers unsurmountable. The lower structural competitivity of European petrochemical industries is determined by industrial factors and by the pressure of regulations, accompanied by more widespread environmental concerns.

Eni’s strategies, objectives and initiatives

The size of a company will continue to be an essential competitive factor in successfully facing the challenges of the world energy scenario, due to the size of the capital expenditure required, the long time necessary to reap returns from intrinsically very complex projects and the relative maturity of markets. The most important advantage of size concerns the ability of large companies to manage groundbreaking projects that can transform the company’s positioning in the long-term without damaging its short-term profitability.

This is why Eni intends to expand its core business activities in future years along the following basic principles: (i) strict financial discipline and selection of capital expenditure; (ii) dynamic management and constant portfolio optimization; (iii) improvement of operating efficiency and efficacy; (iv) ever greater ability in attracting and keeping skilled and experienced professionals.

These general guidelines and criteria are the basis of Eni’s 2004-2007 strategic plan, that envisages a further effort of industrial development through a few precise objectives:

In Exploration & Production, the main objectives are:

-	further increase in hydrocarbon daily production to 1.9 million boe in 2007, net of portfolio rationalization measures. This target is based on an annual average growth rate higher than 5% from 2003 – one of the most ambitious in this industry – and leverages on the start-up of some large development projects (gas in Libya, deep waters in Nigeria and Angola, Iran) and the completion of the Val d’Agri;

-	replacement ratio higher than 100% to guarantee the long-term sustainability of the business;

-	improved operating efficiency in the exploration for hydrocarbons and the development of resources discovered, by leveraging on the selection of exploration projects, geographic concentration of production, rationalization of marginal assets or assets with low development prospects, strengthening of operator role.

In Gas & Power, the main objectives are:

-	maintaining Eni’s leadership in Italy by developing an integrated commercial offer of gas and electricity and completing EniPower power stations on schedule (5.3 gigawatt by 2006);

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-	development of actions started in target markets in Europe in order to reach sales and profitability targets set. Eni will evaluate further development opportunities in new markets with high consumption potential in order to exploit at most its equity gas;

-	growth in LNG with a sale target of over 10 billion cubic meters by 2007. Eni’s role in LNG in Italy is based on the ability to exploit reserves discovered in countries with low domestic consumption and far from main markets (Nigeria, Egypt, Indonesia)

In Refining & Marketing, the main objectives are:

-	consolidation of top performer position in refining in Italy, with specific focus on efficiency and high quality products, anticipating future requirements set by European rules;

-	completion of the restructuring process of the Italian distribution network through closure or sale of marginal service stations and development of non oil activities;

-	development in Europe in order to reach leading or co-leading positions in regional markets. Expansion will be powered by excellence in terms of service stations standards, quality and average throughput.

Eni’s oilfield services, construction and engineering activities show a distinctive character as compared to other major global oil companies. They represent a driving element for other Eni businesses, a way for entering new production areas and markets, while at the same time providing an indispensable contribution in terms of know-how, project and risk management skills, credibility and international standing. Eni will continue to leverage on these activities and their development focusing on:

-	the development of innovative and distinctive technologies;

-	the use of resources provided with high know-how as support to the design and construction phases of Eni’s capital expenditure projects.

Given the critical situation of the petrochemical segment, the strategic lines of Eni’s 2004-2007 plan are:

-	special focus on health, safety and environmental issues;

-	improvement of efficiency and competitivity;

-	selective reduction of presence outside Italy.

Planning and development of human resources will allow to guarantee an adequate qualitative and quantitative mix of professional resources and managers and of critical knowledge for the implementation of Eni’s business strategies. To this end Eni organized the following:

-	a plan for human resources and knowledge management;

-	the definition and implementation of new contracts and innovative compensation schemes for employees outside Italy;

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-	the establishment of a center in London for selecting, hiring and managing international human resources.

In the field of R&D, an analysis of market trends and of the technological scenario allowed Eni to identify the priority issues that are liable to have an effective industrial application and can contribute to improving Eni’s long-term competitive positioning. R&D will focus on: (i) the reduction of mineral risk; (ii) an increase in recovery rates of hydrocarbons from reservoirs; (iii) the optimization of storage/disposal of sulphur; (iv) the upgrading of heavy and extra heavy crudes; (v) high pressure gas transmission; (vi) gas to liquids processes for a more efficient use of associated gas or remotely located gas; (vii) quality of fuels with improved engine and environmental performance; (viii) hydrogen as energy vector.

The scenario of health, safety and environmental issues is characterized by increasing rejection of industrial settlements by local communities, stricter regulations, ever increasing requests for information and evaluation of results and, therefore, higher availability of stakeholders to favour proactive companies capable of coping with the new challenges of sustainability by means of transparent and innovative programs. Eni’s response to these external expectations is based on three guidelines:

-	management oriented to the evaluation of environmental results and identification of realistic improvement objectives;

-	dissemination of results achieved and of new objectives set in order to allow external parties to gain a comprehensive view of Eni’s activities;

-	integration of HSE issues in the general planning process and in the evaluation of capital expenditure projects.

Eni can count on a well rooted tradition of social responsibility that has always characterized the company and its operations and is committed to completing the integration of corporate social responsibility in its corporate strategies. This will give value to those intangible assets that distinguish Eni from its competitors and from other listed companies. Eni intends to improve its CSR management by strengthening those non financial levers generated by professional, organizational and relational resources.

BOARD OF DIRECTORS (1)

Chairman
Roberto Poli (2)

Managing Director
Vittorio Mincato  (3)

Directors
Mario Giuseppe Cattaneo, Alberto Clô,
Renzo Costi, Dario Fruscio,
Guglielmo Antonio Claudio Moscato, Mario Resca

GENERAL MANAGERS

Exploration & Production Division
Stefano Cao (4)

Gas & Power Division
Luciano Sgubini (5)

Refining & Marketing Division
Gilberto Callera (6)

BOARD OF STATUTORY AUDITORS (7)

Chairman
Andrea Monorchio

Statutory Auditors
Luigi Biscozzi, Paolo Andrea Colombo, Filippo Duodo,
Riccardo Perotta

Alternate Auditors
Fernando Carpentieri, Giorgio Silva

MAGISTRATE OF THE COURT OF ACCOUNTS
DELEGATE INSPECTOR
Luigi Schiavello (8)

Alternate
Angelo Antonio Parente (9)

External Auditors (10)
PricewaterhouseCoopers SpA

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Eni considers consistency of announced strategies and results achieved one of the keystones of its relations with shareholders and stakeholders. In many cases, Eni anticipated the achievement of planned objectives. Eni has always based its actions on the principles of continuity, transparency and detail in information provided to the public. The credibility it obtained worldwide for its constant respect for these principles is a fundamental value that Eni intends to further consolidate and improve.

The possibility to reach ever more demanding goals in the future depends on numerous variables, some of which are not under our control. The most efficient lever to face a volatile and discontinuous scenario is a daily monitoring of the sustainability of the actions decided and to be decided with respect to the medium and long-term strategic scenario with the greatest flexibility and timeliness of execution. In an industry that has been often the victim of sudden changes, Eni adopted and will continue to adopt all the measures and commitment to be a long-run winner, leveraging on the quality and cultural adaptation of its human resources, already prepared not to be easily satisfied by the success achieved but to strive to find the reasons for further success, whatever the scenario that will accompany the world of energy.

The Board of Directors thanks them for this.

March 30, 2004

for the Board of Directors

Roberto Poli, Chairman	Vittorio Mincato, Managing Director

The powers of the Chairman and of the Managing Director, the composition and powers of the Internal Control Committee, Compensation Committee and Oil & Gas Committee are presented in the “Corporate governance and responsibility” chapter in the section “Corporate Governance” in the Report of the Directors.

(1)	Appointed by the Shareholders’ Meeting held on May 30, 2002 for a three-year period. The Board of Directors expires at the date of approval of the financial statements for the 2004 financial year.

(2)	Appointed by the Shareholders’ Meeting held on May 30, 2002

(3)	Powers conferred by the Board of Directors on June 5, 2002

(4)	Appointed by the Board of Directors on November 14, 2000

(5)	Appointed by the Board of Directors on January 30, 2001

(6)	Appointed by the Board of Directors on December 19, 2002, effective from January 1, 2003

(7)	Appointed by the Shareholders’ Meeting held on May 30, 2002 for a three-year period, expiring at the date of approval of the financial statements for the 2004 financial year (the Chairman, Mr. Andrea Monorchio, was appointed by a Decree of the Minister of Economy and Finance in agreement with the Minister of Productive Activities on May 29, 2002, as per article 6.2.d of Eni’s By-laws)

(8)	Duties assigned by the resolution of the Governing Council of the Court of Accounts on June 24-25, 2003

(9)	Duties assigned by the resolution of the Governing Council of the Court of Accounts on May 27-28, 2003

(10)	Position assigned by the Shareholders’ Meeting on June 1, 2001 for a three-year term

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exploration & production

     In 2003 hydrocarbon production reached the record level of 1.56 million boe/day with a 6.1% increase. Eni intends to maintain a strong production growth in the near future leveraging on the development of assets in portfolio and targeting about 1.9 million boe/day in 2007, equal to an annual average growth rate of 5%

     Eni’s proved hydrocarbon reserves reached 7,272 million boe with a replacement rate of 142% (118% excluding the effects of purchase and sale of property). In the medium term production growth and reserve replacement will be supported by the relevant mineral potential of Eni’s assets located in core areas of North and West Africa with the contribution of new fields in Australasia and higher oil production in Italy. The average reserve life index was 12.7 years

     The development plan of the Kashagan oil field (Eni operator with a 16.67% interest) in the Kazakh offshore of the Caspian Sea was approved. The plan will proceed by phases and provides for the production of recoverable reserves1 up to 13 billion barrels by means of partial reinjection of natural gas with a total expenditure amounting to dollar 29 billion (Eni’s share dollar 5 billion). Production is expected to start in 2008 at an initial level of 75,000 barrels/day, reaching 450,000 barrels at the end of the first development phase. Target production plateau is expected at 1.2 million barrels/day

     In Libya development of the oil, gas and condensate fields of Wafa (onshore) and Bahr Essalam (offshore) with recoverable reserves net to Eni amounting to approximately 950 million boe continues. Production is expected to start in the fourth quarter of 2004

     In Saudi Arabia, an exploration licence for the extraction of natural gas in the so called C area covering about 52,000 square kilometres in the Rub al Khali basin at the border with Qatar and the United Arab Emirates was awarded to a consortium formed by Eni with an international oil company and Saudi Aramco (Eni operator with a 50% interest). The projects marks Eni’s return to upstream activities in this country where it had operated in the early 1970s

     Streamlining measures and synergies obtained through the integration of purchased companies allowed for cost reductions amounting to about euro 240 million

(1)	For the definition of recoverable reserves, see Glossary, below.

			(million € )
	2001	2002	2003
Revenues	13,960	12,877	12,746
Operating income	5,984	5,175	5,746
Exploration expenditure and new initiatives	757	902	635
Acquisitions of proved and unproved property	67	317	31
Expenditure in development and capital goods	3,452	4,396	5,015
Investments	4,149	31	1,076
Employees at period end (units)	7,533	7,715	7,718

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Proved oil and natural gas reserves

Proved oil and gas reserves are the estimated quantities of crude oil (including condensate and natural gas liquids) and natural gas which on the basis of geological and engineering data will be able to be recovered with reasonable certainty in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Eni has always held direct control over the booking of proved reserves. The Reserve Department of the Exploration & Production Division, reporting directly to the General Manager, is entrusted with the task of keeping reserve classification criteria (“criteria”) constantly updated and of monitoring their periodic quantification process. The criteria follow the United States regulations issued through the Financial Accounting Standard Board and the Security and Exchange Commission as well as, on specific issues non regulated by norms, the consolidated practice recognized by qualified reference institutions. The current criteria applied by Eni have been examined by DeGolyer and MacNaughton (D&M) an independent oil engineers company, which confirmed that they are compliant with the SEC principles. D&M also stated that the criteria regulate situations for which the SEC rules are less precise, providing a reasonable interpretation in line with the SEC standards and the generally accepted practices in international markets. Eni quantifies its reserves on the basis of the mentioned criteria also when it participates to exploration and production activities operated by other entities.

From 1991 Eni has requested qualified independent field engineers companies2 to carry out an indipendent evaluation of its proved reserves on a rotative basis. In particular in 2003 a total of 2.4 billion boe of proved reserves, or about 33% of Eni’s total reserves at December 31, 2003, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as they did in past years.

Further information on reserves are provided in Note 29 to Eni’s consolidated financial statements “Additional financial statement disclosures required by U.S. GAAP and the SEC - Supplemental oil and gas information for the exploration and production activities - Oil and natural gas reserves”.

Eni’s proved reserves of hydrocarbons at December 31, 2003 reached 7,272 million boe (oil and condensates 4,138 million barrels; natural gas 3,134 million boe), increasing by 242 million boe over 2002, due to: (i) new discoveries and extensions (355 million boe) in particular in Kazakhstan, Libya, Angola, Algeria, Venezuela and Italy; (ii) revisions of previous estimates (287 million boe) in particular in Kazakhstan, Nigeria, Algeria, Norway and Angola, offset in part by declining revisions in Italy; (iii) acquisitions (162 million boe) in particular of Norwegian company Fortum Petroleum; (iv) improved recovery (31 million boe) in particular in Congo, Algeria and Egypt. Increases in proved reserves were offset in part by production for the year (570 million boe) and the sale of interests in fields in the British section of the North Sea (23 million boe). The increase in proved reserves allowed to replace 142% of production; this average was 118% without taking into account the effect of purchase and sale of property. The average reserve life index was 12.7 years (13.2 in 2002).

Estimated proved developed reserves at December 31, 2003, amounted to 4,230 million boe (2,447 million barrels of oil and condensates and 1,783 million boe of natural gas), representing 58% of total estimated proved reserves (53% at December 31, 2002).

(2)	From 1991 to 2002 to DeGolyer and MacNaughton, from 2003 also to Ryder Scott.

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Mineral right portfolio and exploration activities

Proved oil and condensates
reserves by geographic area at
year end

million barrels
4,138

As of December 31, 2003, Eni’s portfolio of mineral rights consisted of 1,053 exclusive or shared rights for exploration and development in 36 countries on five continents, for a total net acreage of 242,635 square kilometers (281,682 at December 31, 2002). Of these, 43,879 square kilometers concerned production and development (41,580 at December 31, 2002). Outside Italy net acreage decreased by 35,296 square kilometers due to releases, in particular in Egypt, China, Australia and Algeria and by 3,751 square kilometers in Italy. Increases were registered in Norway due to the purchase of Fortum Petroleum.

A total of 105 new exploratory wells were drilled (43 of which represented Eni’s share), as compared to 120 exploratory wells completed in 2002 (52 of which represented Eni’s share). Overall success rate was 46.7% (45.7% of which represented Eni’s share) as compared to 38.6% (39.1% of which represented Eni’s share) in 2002.

Production

In 2003 daily hydrocarbon production amounted to 1,562,000 boe (oil and condensates 981,000 barrels; natural gas 581,000 boe), increasing by 90,000 boe over 2002, up 6.1%, due to: (i) the purchase of Fortum Petroleum; (ii) start-ups of fields mainly in Australia, Algeria, Pakistan, Iran, Nigeria, the United States and Angola; (iii) production growth recorded in Nigeria, Kazakhstan and Venezuela; (iv) the cancellation of production cuts imposed by OPEC. These increases were offset in part by: (i) the decline of mature fields; (ii) lower entitlements in Production Sharing Agreements due to higher international oil prices3; (iii) the effect of the sale of mineral assets in 2002. Production outside Italy amounted to 80.8% of Eni’s total production (78.6% in 2002).

(3)	In PSAs production, calculated at reference prices, allows both the recovery of costs incurred (Cost Oil) and a remuneration (Profit Oil) assigned in part to the producing country and in part to the oil company. An increase in international oil prices entails lower entitlements of hydrocarbons produced to the mentioned components; the opposite occurs in case of a decline in prices.

Proved natural gas reserves
by geographic area at year end

million boe
3,134

Proved hydrocarbon reserves(1) and daily production(2)

	Proved reserves at December 31			Production
	(million boe)			(thousand boe/day)
	2001	2002	2003	2001	2002	2003
Italy	1,315	1,199	996	308	316	300
oil and condensates	309	255	252	69	86	84
natural gas	1,006	944	744	239	230	216
North Africa	2,122	2,033	2,024	317	354	351
oil and condensates	1,171	1,072	1,080	228	252	250
natural gas	951	961	944	89	102	101
West Africa	1,136	1,287	1,324	233	237	260
oil and condensates	976	1,022	1,038	219	222	236
natural gas	160	265	286	14	15	24
North Sea	879	825	912	288	308	345
oil and condensates	552	498	529	204	213	235
natural gas	327	327	383	84	95	110
Rest of World	1,477	1,686	2,016	223	257	306
oil and condensates	940	936	1,239	137	148	176
natural gas	537	750	777	86	109	130
Total	6,929	7,030	7,272	1,369	1,472	1,562
oil and condensates	3,948	3,783	4,138	857	921	981
natural gas	2,981	3,247	3,134	512	551	581

(1)	Natural gas was converted to boe using a coefficient of 0.0061 for each cubic meter of gas produced outside Italy and 0.0063 for each cubic meter of gas produced in Italy due to the different heat value.

(2)	Includes natural gas consumed in operations (23,000 and 26,000 boe/day in 2002 and 2003 respectively).

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Proved reserves of hydrocarbons and life index

Daily production of oil and condensates (981,000 barrels) increased by 60,000 barrels, up 6.5%, due to increases registered outside Italy in particular in: (i) Norway, due to the purchase of Fortum Petroleum; (ii) Nigeria, in particular for the start-up of the Abo field (Eni operator with a 50.19% interest); (iii) Australia for the start-up of the Woollybutt field (Eni operator with a 65% interest); (iv) Algeria, due to the start-up of the Ourhoud (Eni’s interest 4.59%) and ROM Est (Eni operator with a 50% interest) fields; (v) Iran for the start-up of the Balal (Eni’s interest 38.25%) and Darquain (Eni operator with a 60% interest) fields; (vi) Venezuela at the Dación field (Eni operator with a 100% interest); (vii) Kazakhstan, at the Karachaganak field (co-operated by Eni with a 32.5% interest) and in Italy at the Val d’Agri fields. These increases were partly offset by declines registered in Angola due to the maintenance standstill of the Kuito field (Eni’s interest 20%), by declines of mature fields in Congo and Egypt and by the effect of the sale of assets in 2002.

Daily production of natural gas (581,000 boe) increased by 30,000 boe, up 5.4%, due mainly to increases registered outside Italy, in particular in: (i) Pakistan due to the start-up of the Bhit (Eni operator with a 40% interest) and Sawan (Eni’s interest 23.7%) fields as well as the reaching of full production at the Miano (Eni’s interest 15.16%) and Zamzama (Eni’s interest 17.75%) fields; (ii) Norway, due to the purchase of Fortum Petroleum; (iii) Trinidad & Tobago for the reaching of full production of fields in Block NMCA-1 (Eni’s interest 17.31%); (iv)Nigeria for the increase in natural gas volumes treated at the Bonny plant (Eni’s interest 10.4%). These increases were offset in part by the decline of mature fields, in particular in Italy and the United States.

Hydrocarbon production sold amounted to 556.2 million boe. The 13.8 million boe decrease over production was due essentially to natural gas volumes consumed in operations (9.5 million boe) and the temporary increase in technical stocks related to marketing processes and lower withdrawals as compared to allotted shares (over/underlifting4) outside Italy (2 million boe).

About 70% of oil and condensate production sold (354.1 million barrels) was destined to Eni’s Refining & Marketing segment (75% in 2002). About 43% of natural gas production sold (32. 73 billion cubic meters) was destined to Eni’s Gas & Power segment (44% in 2002).

Main exploration and development projects

Daily hydrocarbon production and share outside Italy

NORTH AFRICA

In Algeria three new oil discoveries were made in Block 404 (Eni’s interest 25%) in the southeastern desert near the border with Tunisia, with the HBNE-1 (drilled 5 kilometers from the Hassi Berkine field), SFSW-1 and Bkne-Aac-A wells. These exploration wells, drilled at depths of 3,250 to 3,400 meters yielded between 3,000 and 4,000 barrels/day in test production.

In the Zamoul el Kbar permit (Eni operator with a 100% interest) the REC 2-H appraisal well showed the presence of hydrocarbons at a depth of about 3,000 meters and yielded over 8,000 barrels/day of oil. In October 2003 the saleability of this field’s production was declared.

In the second half of 2003 the ROME field (Eni operator with a 50% interest) started production at the initial level of about 3,000 barrels/day.

Authorization is pending for the expansion of the treatment center of the ROM field that will allow to increase capacity from 7,000 to over 23,000 barrels/day; and also for the installation of a gas treatment and compression unit and a gasline for the transfer of gas to the Bir Rebaa center.

(4)	Agreements between partners regulate the right to withdraw proportional production volumes in the period. Higher or lower production volumes withdrawn as compared to entitlements determine a temporary over or underlifting.

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The Ourhoud project (Eni’s interest 4.59%) was completed and provides for the development of the oil field in Blocks 404, 405 and 406 over 300 kilometers south-east of Hassi Messaoud. In 2003 this field produced 174,000 barrels/day (7,000 net to Eni).

In Egypt Eni was assigned as operator two exploration permits: Ras el Ush and South Ferain located in the Gulf of Suez (Eni’s interests 75 and 70%, respectively). Exploration plans provide for the drilling of three wells in both permits.

As a consequence of the Bid Round 2002, Blocks 24 and 26 Offshore Mediterranean were assigned while Block 10 Western Desert was assigned following the Bid Round 2003. The latter bid needs to be approved by the Egyptian Parliament which will confirm the conferral of licences to Eni.

In 2003 over 150 workover actions were performed on the wells of the Belayim Marine and Belayim Land fields (Eni’s interest 50%) located in the Sinai Peninsula.

In this area four new exploration wells (BM-75, Belayim Land Bay North-1, Sinai South-1 and Sinai NW-1) were drilled. The first three wells found hydrocarbons and were linked to existing production facilities, allowing to increase recoverable reserves by about 27 million boe.

Development activities are ongoing in the natural gas fields located in the following concessions: (i) North Port Said (former Port Fouad, Eni’s interest 50%) located offshore about 40 kilometers north of Port Said at a water depth of 20 to 90 meters. The project provides for the development of the Nouras field and the extension of the el Gamil terminal. Through this work daily production increased by 3,000 boe net to Eni; (ii) Baltim (Eni’s interest 25%) located offshore north of the Nile Delta about 10 to 45 kilometers off the coast. The project includes the installation of a platform on Baltim North, the drilling of 4 development wells, the completion of a fifth already drilled well and the laying of a gasline. These facilities are expected to start production in 2005 in order to maintain the contract production level of 6 million cubic meters per day (37,000 boe/day); (iii) Temsah (Eni operator with a 25% interest) located between the Nile Delta and Port Said about 60 kilometers off the coast. The project includes the installation of a production platform with 8 wells, 4 of these already drilled, which will be linked to the existing Temsah North West platform. These facilities are expected to start production at the end of 2004 in order to maintain the contract production level of 13.6 million cubic meters per day (83,000 boe/day).

In Libya, the joint development of the natural gas, oil and condensates field of Wafa, located in permit NC-169A about 520-kilometer south west of Tripoli, and Bahr Essalam, located in the NC-41 offshore permit, 110-kilometer north of Tripoli, with recoverable reserves amounting to approximately 950 million boe net to Eni, is underway. Eni is operator of the two fields with a 50% interest.

Within the onshore development (Wafa) 25 wells were drilled (17 gas and 8 oil wells) of the 30 designed, while the workover of the 8 existing wells (5 gas and 3 oil wells) was completed; the construction of facilities and the laying of pipelines linking the wells with the Mellitah treatment plant on the Libyan coast are underway. Within the offshore development (Bahr Essalam) the Sabratha platform and its infrastructure as well as the Mellitah plant are under construction. In August the laying of the 520-kilometer long pipeline for exporting the production from the two wells to Italy has started (see Gas &Power - Development initiatives, below). The Wafa field is expected to start production in the fourth quarter of 2004 at an initial level of 65,000 boe/day net to Eni. The Bahr Essalam field is expected to start production in June 2005 at an initial level of 61,000 boe/day net to Eni. Full production from the two fields (128,000 boe/day net to Eni) is expected in 2006.

Development continued at the Elephant oil field in the NC-174 permit, about 860 kilometers south of Tripoli. Beside the treatment plants, this development provides also for the drilling of 29 producing wells, 8 water injection wells and 14 wells for producing the water to be injected. Early production was started in January 2004 with the existing structures. To reach full capacity at 150,000 barrels/day a 725-kilometer long pipeline will be built connecting

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the field with the Mellitah terminal. Peak production is expected to be reached in 2007 with 32,000 barrels/day net to Eni.

WEST AFRICA

In Angola, in offshore Block 14 (Eni’s interest 20%) the Negage-2 appraisal well was drilled 10 kilometers from the Negage-1 discovery well and identified an oil and gas bearing column. In Block 15 (Eni’s interest 20%) four new oil discoveries were made: (i) Bavuca-1 which yielded 2,000 barrels/day in test production; (ii) Kakocha-1 which yielded over 4,000 barrels/day in test production; (iii) Tchihumba-1 which yielded over 5,000 barrels/day in test production; (iv) Clochas-1 which yielded about 2,000 barrels/day in test production. Three successful appraisal wells were drilled on preceding discoveries: Saxi-2, Batuque-2 and Mondo 3/A (each yielded over 5,000 barrels/day).

Development activities of the A and B phases continued in the Kizomba area situated in Block 15 aimed at starting production at the Hungo and Chocalho fields with recoverable reserves of 1 billion barrels (145 million net to Eni). Production is expected to start in the second half of 2004. Peak production of 39,000 barrels/day net to Eni is expected in 2006. In phase B, concerning the development and start-up of production of the Kissanje and Dikanza fields, with recoverable reserves of 910 million barrels (141 million barrels net to Eni) four EPC contracts were awarded for the completion of the project. Production start-up is scheduled for 2006.

In Block 14 development continued of the Benguela/Belize/Lobito/Tomboco fields with recoverable reserves of 441 million barrels (76 million net to Eni). The project provides for two phases: first the development of Benguela/Belize, then Lobito/Tomboco. Production is scheduled to start in 2006.

In Block 0 (former Cabinda B, Eni’s interest 9.8%) development continued of the North Sanha and Bomboco fields containing oil, condensates and LPG with recoverable reserves amounting to 438 million boe (43 million net to Eni). Gas cycling on North Sanha will be provided by the associated gas produced in areas B and C of Block 0, thus reducing gas flaring by 50% (from 11 to 5.5 million cubic meters/day). Production is expected to start in the third quarter of 2004 with a peak production of 100,000 barrels/day (10,000 net to Eni) in 2007.

In Nigeria three discoveries were made in onshore production areas: (i) in the OML 63 permit (Eni operator with a 20% interest) with the Sengana River 1 Dir well; (ii) in the OML 11 permit (Eni’s interest 5%) with the Bonny North 2 well; (iii) in the OML 41 permit (Eni’s interest 5%) with the Ovhor 1 Dir DNFW well. The three discovery wells have been prepared for the connection with existing production facilities.

In April oil production started at the Abo Central level of the Abo field (Eni operator with a 50.19% interest), located in the OML 125 production concession in the Nigerian offshore at a water depth ranging between 500 and 800 meters with recoverable reserves of 41 million barrels net to Eni. First oil was produced 19 months after the approval of the project. In the fourth quarter of 2003 daily production reached 25,000 barrels (12,000 net to Eni) while in a later development phase it is targeted at 45,000 barrels/day (19,000 net to Eni). Abo is the first oil field that starts production in Nigerian deep waters.

Construction continued of the Okpai power station (IPP project) which is expected to start-up in the second half of 2004. The project is part of the Nigerian Government and Eni’s plan of zero gas flaring.

In October 2003 a joint venture was established between three international oil companies (Eni’s interest 17%) and the Nigerian national company NNPC for the construction of a new natural gas liquefaction plant near the Brass terminal on the Niger Delta. The agreement provides for the beginning of the basic engineering phase for the construction of two treatment trains with a capacity of about 5 million tonnes/year of LNG each (equivalent to 7 billion cubic meters of natural gas) before the end of 2004. Gas will be provided by fields operated by Eni and another international oil company. The final decision will be made at the end of 2004 after the completion of preliminary studies.

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Oil and condensate production
by geographic area

thousand barrels/day
981

Development and gas gathering are underway in the Land area in order to guarantee supplies to the Bonny liquefaction plant (Eni’s interest 10.4%).

Eni also holds a 5% interest in NASE, the largest oil joint venture in the country relating to 43 onshore blocks. The major development projects underway are Cawthorne Channel and Forcados/Yokri aiming at producing recoverable reserves for 395 million barrels of oil, with expected start-up between the first half of 2004 and 2005. In August a total of 30 development wells in the EA field (Eni’s interest 12.86%) in the north-western area of the Niger Delta offshore started production, with a total yield in 2003 of 74,000 boe/day and a peak of 135,000 barrels/day (7,000 net to Eni).

Within the development of the Okono and Okpoho oil fields in the offshore OML 119 permit (Eni operator with a 100% interest), in January 2004 the FPSO Mystras was installed on the Okono field. The vessel has a treatment capacity of 80,000 barrels/day and a storage capacity of 1 million barrels and replaced the FPSO Jamestown (with a 22,000 barrels/ day treatment capacity). Five of the six planned development wells were completed at the Okpoho field, whose production is expected to start in the first half of 2004. Peak production from the two fields, containing recoverable reserves amounting to 214 million boe (66 million net to Eni) is expected in 2004 at 28,000 barrels/day net to Eni.

NORTH SEA

In Norway, in March 2003 Eni purchased Fortum Petroleum AS, a subsidiary of the Finnish company Fortum Oy. The acquisition entailed a total investment of dollar 975 million (including dollar 719 million for its net borrowings assumed). The assets of Fortum Petroleum (now Eni Norge AS) are located in the Norwegian section of the North Sea, in particular they consist of interests in the Aasgard (7%, in this field Eni already holds a 7.9% interest), Brage (12.26%) and Heidrun (5.12%) producing fields and also in Mikkel (7%, in this field Eni already holds a 7.9% interest) presently under development and Goliath (15%, operated by Eni with a 65% interest after the purchase of a further 25% interest from a partner in the development consortium) still to be developed. In addition, Fortum Petroleum holds interests in important gas transmission infrastructures such as Haltenpipe (5%), Heidrun Gas Export (5.12%) and Aasgard Transport (5%) linking the Aasgard and Heidrun fields to the Norwegian coast. The company also holds an interest in Franpipe (1.29%) and the related Dunkerque terminal (0.84%) in France and in Europipe II (3.66%) for natural gas transmission to the German coast. At the end of 2002 Fortum Petroleum had proved and probable reserves of approximately 200 million boe, (56% oil and 44% natural gas); proved reserves amounted to 159 million boe. In 2003 its daily production amounted to 44,000 boe and allowed Eni’s hydrocarbon production in Norway to increase by over 40%. This transaction is part of Eni’s strategy of upstream growth by strengthening its presence in key areas and increasing interests in already held assets in order to generate operational synergies.

Natural gas production
by geographic area

thousand boe/day
581

Within its portfolio rationalization strategy Eni sold its interest in the PL 239 permit (Eni operator with a 40% interest) and purchased a 20% interest in the PL 264 permit and a 7.9% interest in the Tyrihans field in the Norwegian section of the North Sea, whose development will start in 2004 with production start-up expected in 2007.

In March exploration licences were awarded in permits 34/12 and 35/10 (Eni’s interest 60%) and in permit 31/4 East of Brage (Eni’s interest 12.26%).

In October the Mikkel field (Eni’s interest 14.9%) started production. The development of this field was obtained by drilling 4 production wells and installing 2 submarine templates. In 2003 this field produced 2,000 boe/day net to Eni, its production peak with 8,000 boe net to Eni is expected in 2004.

Development is underway at the Kristin gas and oil field (Eni’s interest 9%) located in the Haltenbanken area in the Norway Sea where the Norne and Aasgard field are already in production. Production from Kristin is expected in October 2005.

In the United Kingdom in May a new hydrocarbon discovery was made in Block 29/5B (Eni’s interest 21.87%) located in the Central Graben area in the British section of the North Sea,

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about 240 kilometers east of Aberdeen. The 29/5B-F7 exploration well, drilled in a water depth of 93 meters at a total depth of 6,074 meters, yielded one million cubic meters/day of natural gas in test production (equivalent to about 6,000 boe/day) and 2,000 barrels/day of condensates. The well will be linked to the production facilities of the nearby Franklin field located in the same block.

Within its portfolio rationalization strategy, Eni sold its interests in some gas fields in the British section of the North Sea and defined the sale if its interest in the Markham and JC3 gas fields located in the southern part of the North Sea with a total production of about 13,000 boe/day net to Eni.

REST OF WORLD

In Saudi Arabia in March 2004 Eni, in consortium with an international oil company and Saudi Aramco, was awarded an exploration licence (Eni operator with a 50% interest) for exploration, development and production of natural gas in the so called C area covering approximately 52,000 square kilometers in the Rub al Khali basin at the border with Qatar and the United Arab Emirates. The project provides for geophysical surveys and the drilling of 4 exploration wells. The gas discovered will be sold to the domestic market for power generation, water desalinisation and as a feedstock to petrochemical plants. Condensates and LPG extracted from the gas will be exported to international markets. This project marks Eni’s return to upstream activities in a country where it had operated in the early 1970s.

In Australia in April production started at the Woollybutt field (Eni is operator with a 65% interest) located in the WA-234-P permit offshore the north western coast of Australia at a water depth of about 100 meters. The field, containing recoverable reserves of 13 million barrels net to Eni, was developed via subsea wells linked through flowlines to an FPSO vessel with a storage capacity of 600,000 barrels. Daily production in 2003 peaked at 42,000 barrels.

In Block WA-279-P, located in the Bonaparte Gulf, about 100 kilometers off the northern coast of Australia, where the gas field Blacktip was discovered, Eni purchased a 16.5% interest, thus bringing its total interest to 46.15%.

In the offshore A cooperation zone between Australia and East Timor (ZOCA), 500 kilometers north-west of the northern coast of Australia, the construction, laying and commissioning of platforms and facilities for the Bayu Undan gas and condensate field (Eni’s interest 12.04%) were completed. Production started in February 2004.

In Croatia development of the Marica, Ika, Ida and Annamaria gas fields with recoverable reserves of 66 million boe of natural gas is underway. The four fields in full production will allow to increase daily production by 7,000 boe net to Eni by 2007.

In Indonesia, in the Kutei basin the Gehem-2 discovery was made in the Ganal exploration area, about 70 kilometers from the east coast of the Kalimantan island. The well was drilled to a total depth of 5,367 meters and confirmed the extension of the gas and condensates bearing strata already identified by the previous well Gehem-1 and identified a new oil bearing area. Evaluation and pre-feasibility studies are underway for early production (first gas in 2006). According to the development plan, gas produced will be sent to the Bontang liquefaction plant. This project is the first step of the Kutei Master Plan for the integrated development of all discoveries in the area.

In Iran in January the Balal oil field (Eni’s interest 38.25%) started production. The field is located in the offshore of the Persian Gulf about 100 kilometers from the island of Lavan at a water depth of 70 meters. In August title to operations was transferred to the national company NIOC as provided for by the buy-back agreement. In 2003 daily production was 29,000 barrels (about 5,000 net to Eni), doubling initial production. Peak production at 6,000 barrels net to Eni is expected in 2005.

The development of the Dorood field (Eni’s interest 45%) near the Kharg island continued. Production is expected to peak at 10,000 barrels/day net to Eni in 2005.

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In October the Darquain oil field (Eni operator with a 60% interest) located onshore about 50 kilometers east of Abadan started production. The second development phase provides for the drilling of 19 additional wells and the expansion of the oil center capacity to 165,000 barrels/day as well as the expansion of gas injection capacity. A production peak at 22,000 barrels/day net to Eni is expected in 2007.

Development continued at the natural gas and condensate South Pars field phases 4 and 5 (Eni is operator with a 60% interest), an extension to the east of the Qatari North Field in the offshore of the Persian Gulf, the largest natural gas field in the world. Production is expected to start in the second half of 2004 at an initial level of about 8,000 boe/day net to Eni. A peak of 71,000 boe/day net to Eni is expected in 2006.

In Kazakhstan Eni is operator of the North Caspian Sea PSA (Eni’s interest 16.67%) in joint venture with seven international oil companies. In May the partners in the project, except for one, exercised their pre-emptive rights and purchased in proportional shares the interest of British Gas that left the project. A Sale and Purchase Agreement with effect from January 1, 2003 was agreed among the partners, subject to authorization by the Kazakh authorities. Under the agreement, Eni’s share in the project will go from 16.67% to 20.372%. The area under contract is made up of 11 blocks covering a total of over 5,500 square kilometers at a water depth of 2 to 10 meters. In this area in July 2000 the Kashagan field was discovered and subsequent appraisal allowed to define the amount of recoverable reserves of oil in the 7 to 9 billion barrels range, that could reach 13 billion barrels with gas reinjection techniques, thus making this field the most important discovery in the world in the past thirty years. On June 30, 2002 the Eni led consortium and the Kazakh authorities declared the saleability of the Kashagan field. At the end of 2002 the consortium presented a development plan for the field. At the end of June 2003 the front end engineering of the first development phase was completed. After the signing of a Supplemental Agreement and related deeds, on February 25, 2004 the development plan for Kashagan was approved. The plan, which will be implemented in multiple phases, aims at the production of the recoverable reserves up to 13 billion barrels through partial reinjection of gas and a total expenditure of 29 billion dollars (5 billion being Eni’s share). Production is expected to start in 2008 at a level of 75,000 barrels/day and to increase to 450,000 barrels/day at the end of the first development phase. Target production plateau is expected at 1.2 million barrels/day. Appraisal activities of the field and the survey of the area under contract continued in 2003. In March the testing phase of the third and the fourth appraisal wells (KE-4 and KE-5) commenced in 2002 was completed. In April drilling of the fifth appraisal well (KE-6) commenced. At the end of 2003, after the completion of the drilling phase, the first production test was performed. Two commitment exploration wells (Kashagan South West-1 and Aktote-1), started in April and May 2003, were successfully drilled. The Kashagan South West-1 well, drilled at the total depth of 5,875 meters, discovered hydrocarbons and yielded over 2,000 barrels/day in test production. The Aktote-1 well, drilled at a total depth of 4,267 meters, found hydrocarbons and yielded about 1,500 barrels/day in test production. At the beginning of the winter work on the sixth and last commitment well Kairan-1, commenced in July, was suspended and is due to restart in the spring of 2004.

At the end of May 2003, the Kazakh authorities approved the appraisal plan of the Kalamkas structure, where in 2002 oil was discovered with the Kalamkas-1 exploration well. 3-D seismic surveys were completed in October.

Eni is operator with British Gas of the Karachaganak project (Eni’s interest 32.5%) in a consortium composed of four international oil companies. The development of the natural gas and condensate field is organized by stages, in accordance with a Final Production Sharing Agreement. In July, the second phase was completed, which concerned in particular: (i) the completion of a condensate treatment plant (Karachaganak Processing Complex - KPC) with a 150,000 barrels/day capacity, and a compression station for the injection of part of the sour gas produced (6.6 billion cubic meters/year) in the reservoir at pressures of about 500 atmospheres; (ii) the laying of a 635-kilometer long pipeline with a 24 inch diameter linking the Karachaganak field to Atyrau, point of connection with the Caspian Pipeline Consortium pipeline in which Eni holds transportation rights up to 65,000 barrels/day. The start-up of the KPC required the optimization of process parameters for the stabilization and removal

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of mercaptans from condensates. Optimization has been performed, but in this phase failures in the mechanical functioning of some ancillary components were detected and this led to a temporary suspension of start-up works; reparations are underway. Plant start-up and production from the second phase are expected in April 2004. The unit 3 of Karachaganak is however still producing and transmitting gas and condensates to the Orenburg (Russia) plant (about 280,000 boe/day).

In Pakistan in January the Bhit gas field (Eni is operator with a 40% interest) started production. The field is located 180-kilometer north of Karachi with recoverable reserves of 160 million boe and daily production of 18,000 boe net to Eni.

In the Kadanwari permit (Eni’s interest 18.42%) the K14 well was drilled outside the field and showed the presence of hydrocarbons. Its link to the treatment plant is being built. In the Sawan block (Eni’s interest 23.68%) in June 2003 production of the natural gas treatment plant started earlier than planned in the first development phase. In September also Phase2 was completed which included the drilling of 3 wells. Full production is expected for 2005 at about 13,000 boe/day net to Eni.

In June 2003 the first development phase of the Zamzama gas field (Eni’s interest 17.75%) was started. The field holds recoverable reserves amounting to 305 million boe. The two Zamzama N-1 and Zamzama E-1 wells showed the presence of additional reserves outside the main field. Development studies are underway for these reserves.

In the United States, in the Green Canyon 562-3 Block (Eni’s interest 18.17%), in the offshore of the Gulf of Mexico, the first and second appraisal wells (K2-2 and K2-3) of field K2 were drilled in January and May and confirmed the estimate of the recoverable reserves of the field at 100 million boe and showed an extension and depth larger than expected. Eni is operator of the development of the field, which is expected to start-up in early 2005 with production peaking at 5,000 boe/day in 2007.

In late November production started at the Medusa field (Eni’s interest 25%) discovered in late 1999 and located in the deep offshore of the Gulf of Mexico about 64 kilometers off the coast of Louisiana. The field is located at a water depth of 670 meters and holds recoverable reserves amounting to 70 million boe (18 million net to Eni).

In Trinidad & Tobago the Ixora and Chaconia natural gas fields started production in July and September, respectively within the joint development plan of the fields discovered in the NMCA-1 and 9 offshore blocks (Eni’s interest 17.3075%), where the Hibiscus field is in production, located 50-kilometer north of Trinidad & Tobago. The development of these fields, holding recoverable reserves amounting to 450 million boe, provides for the

Exploration activities

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transmission of the gas produced to the Point Fortin liquefaction plant, from which production volumes of gas are sent to Georgia and sold on North American markets. Eni signed three LNG supply contracts: (i) two with British Gas LNG Services starting in January 2004; one lasting 22 years, with the option to reduce it to 17 and the other lasting 21 years with the option to reduce it to 14; (ii) with British Gas Supply Trinidad Ltd for 10 years with the option to reduce it to 4 years and starting in the first quarter of 2006.

In Venezuela in April the development plan of the Corocoro field (Eni’s interest 26%), located in the Gulf of Paria was approved. The field will be developed through different phases. In the first phase production is targeted at 15,000 barrels of oil per day net to Eni. The same consortium purchased a 75% interest in an exploration area located in the western section of the Gulf of Paria. In the Dación field (Eni operator with a 100% interest) in 2003 the expansion of production facilities was completed and led to a daily treatment capacity of 255,000 barrels of fluids (water and oil). With the completion of Phase II (mid-2004) daily treatment capacity will be further increased. In 2004 Eni and the Venezuelan national oil company (PDVSA) signed a cooperation agreement for studying exploration and production projects in Venezuela, for the joint development of technologies and the training of local personnel.

ITALY

Exploration activities yielded positive results with the natural gas wells: (i) Annamaria 2, completed in January in Concession A.C14.AG (Eni’s interest 90%) in the Adriatic offshore; (ii) Elettra2, drilled in April in permit BR250 AG (Eni’s interest 100%) in the Adriatic offshore; (iii) Panda W-1 drilled in the offshore of Sicily off the coast of Agrigento where the Panda 1 gas well had been drilled in 2002 (Eni operator with a 37.5% interest); (iv) Capparuccia 1, drilled in August on the Ponzano di Fermo permit (Eni’s interest 100%) onshore in Central Italy.

The development of the Miglianico oil field is underway; production is expected to start in early 2006.

Within the development project for the Val d’Agri fields, the fourth treatment train and the drilling of further 11 producing wells, to be added to the existing 27 (15 in production) are underway. In 2003 daily production net to Eni amounted to 55,000 boe of which 2,500 derive from the long production test of Cerro Falcone and Monte Enoc. Production is expected to peak at 79,000 boe/day net to Eni in 2005.

The development of the Tea, Arnica and Lavanda gas wells, located 60 kilometers off the Adriatic coast started. First production is expected in early 2005 at the final level of about 5,000 boe/day net to Eni.

Within the portfolio rationalization process in January 2004 Eni sold the entire capital of Stargas SpA to Gas Plus. Stargas (Eni’s interest 100%) is a newly-established company, to which the SPI business was transferred that included: (i) 42 natural gas and condensate production concessions and 3 exploration permits, located mainly in the production areas of Fornovo Taro, Montecorsaro, Lucera, and Policoro in central-southern Italy; (ii) gas transmission and treatment infrastructure; (iii) real estate; (iv) an 81.63% interest in Reggente. The transaction is expected to be closed in April 2004. In 2003 Stargas production amounted to about 5,000 boe/day, consisting mainly of natural gas.

Capital expenditure

In 2003 capital expenditure (euro 5,681 billion) increased by euro 66 million over 2002, up 1.2%.

Exploration expenditure amounted to euro 635 million, of which 91% outside Italy. Outside Italy exploration concerned mainly Kazakhstan, Egypt, Norway, the United States, Nigeria and Angola; in Italy mainly the offshore of the Ionian and Adriatic Sea, the deep waters of the Sicily Channel and onshore areas in central-southern Italy and Sicily.

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Expenditure for development and capital goods totaled euro 5,015 million of which 91% outside Italy. Development expenditure outside Italy concerned fields in Libya, Iran, Angola, Nigeria, Egypt and Kazakhstan. Development expenditure in Italy referred in particular to the continuation of construction of plant and infrastructure in the Val d’Agri.

Storage

Natural gas storage activities are performed by Stoccaggi Gas Italia SpA (Stogit) to which such activity was conferred on October 31, 2001 by Eni SpA and Snam SpA, in compliance with article 21 of Legislative Decree No. 164 of May 23, 2000, which provided for the separation of storage from other activities in the field of natural gas.

Storage services are provided by Stogit to its customers through eight storage fields located in Italy, based on ten storage concessions5 vested by the Ministry of Productive Activities.

With decision No. 26 of February 27, 2002, the Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the first regulated period, starting on April 1, 2002 until March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stogit filed its proposal of tariffs for modulation, mineral and strategic storage for the first regulated period. With decision No. 49 of March 26, 2002 the Authority repealed Stogit’s proposal and defined tariffs for the first regulated period. Stogit filed an appeal against both Authority decisions with the Regional Administrative Court of Lombardia requesting their cancellation. The Regional Administrative Court of Lombardia repealed Stogit’s appeal with decision of September 29, 2003. Stogit appealed to the Council of State against this decision on February 3, 2004. Stogit has been applying the tariffs set by the Authority since June 21, 2000.

Stogit continued the reorganization of its activities, optimizing processes and resources in order to increase efficiency of services rendered in accordance with regulations imposed on it and to expand the range of services rendered. From the beginning of its operations Stogit markedly increased the number of customers served and the share of revenues from third parties: from a nearly negligible amount, these accounted for 35% of total revenues in 2003.

(5) Two of these are not yet operational.

		2001	2002	2003
Available capacity
Modulation and mineral	(billion cubic meters)	6.3	7.1	7.1
Share utilized by Eni	(%)	89	66	53
Strategic	(billion cubic meters)	5.1	5.1	5.1
Modulation and mineral service customers	(no.)	4	14	24

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gas & power

     In August the laying started of the Greenstream underwater gasline, a new route for natural gas import into Italy. This infrastructure will link Mellitah on the Libyan coast to Gela in Sicily covering about 520 kilometers at a maximum depth of about 1,130 meters and when fully operational will carry 8 billion cubic meters/year (of which 4 billion net to Eni) of natural gas from Libyan fields. Volumes available have been already booked under long term contracts with Italian operators and will allow a further opening of the Italian natural gas market. Laying is expected to be completed in 2004

     Within its strategy of international expansion in natural gas, Eni purchased 50% of Spanish company Unión Fenosa Gas with an expenditure of euro 442 million. Operating in all segments of the natural gas business through its subsidiaries, Unión Fenosa Gas is a relevant partner that can contribute to Eni’s reaching its objective of developing its presence on the Spanish natural gas market which shows interesting growth prospects

     In 2003 supplies of natural gas from Russia to the Turkish national company Botas started via the Blue Stream underwater gasline, linking the Russian to the Turkish coast of the Black Sea. In 2003 Botas withdrew approximately 1.3 billion cubic meters (of which 633 million were Eni’s share). Volumes transported and marketed will progressively increase in future years and are targeted to about 16 billion cubic meters per year (8 billion net to Eni) in 2010

     Eni continued its program for developing its electricity generation capacity targeted at about 5.3 gigawatts of installed power by 2006 with total capital expenditure amounting to approximately euro 2.3 billion (of which 1.2 were already expensed). In 2003 the construction of combined cycle power stations fired with natural gas with installed capacity of 3.8 gigawatts at Eni’s sites in Brindisi, Ferrera Erbognone, Mantova and Ravenna started. The commercial start-up of the units under construction is expected by stages between 2004 and early 2006. When fully operational, volumes of natural gas destined to electricity generation will reach 6-7 billion cubic meters per year

     Rationalizations and efficiency improvement actions generated cost savings of approximately euro 50 million

			(million €)
	2001	2002	2003
Revenues	16,098	15,297	16,068
Operating income	3,672	3,244	3,627
Capital expenditure	1,065	1,315	1,760
Investments	128	158	3,156
Employees at period end (units)	14,286	13,317	12,982

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natural gas

Supply of natural gas

In 2003, Eni’s Gas & Power division supplied 66.42 billion cubic meters of natural gas in primary distribution, with a 2.39 billion cubic meters increase over 2002, up 3.7%.

Natural gas volumes supplied outside Italy (54.30 billion cubic meters) represented 82% of total supplies (80% in 2002) with an increase of 2.94 billion cubic meters, up 5.7%, concerning essentially purchases destined to trading (1.17 billion cubic meters), in particular of gas produced by Eni in the United Kingdom, purchases from Norway (0.61 billion cubic meters), from Russia (0.3 billion cubic meters, following the reaching of full operation of the supply contract signed in 1996) and Croatia (0.34 billion cubic meters). The increase in LNG purchased from “Others” is related to the supply contract with Iberdrola.

Volumes of natural gas from domestic production (12.12 billion cubic meters) accounted for 18% of total supplies (20.2% in 2001) with a decrease of approximately 0.55 billion cubic meters over 2002, down 4.3%.

In 2003 a total of 0.84 billion cubic meters of natural gas were withdrawn from the storage sites of Stoccaggi Gas Italian SpA (in 2002 a total of 1.43 billion cubic meters was input to storage).

Natural gas supplies	(billion cubic meters)
	2001	2002	2003
Italy	14.62	12.67	12.12
Russia	19.51	18.62	18.92
Algeria	18.39	16.35	16.53
Netherlands	7.00	7.55	7.41
Norway	1.10	4.83	5.44
Croatia		0.31	0.65
Purchases for trading and other		1.48	2.65
Algeria (LNG)	1.79	1.92	1.98
Others (LNG)		0.30	0.72
Outside Italy	47.79	51.36	54.30
Total purchases in primary distribution (1)	62.41	64.03	66.42
Withdrawals from (input to) storage	0.13	(1.43)	0.84
Network losses and measurement differences	(0.58)	(0.14)	(0.24)
Volumes available for primary distribution	61.96	62.46	67.02
Volumes available for secondary distribution outside Italy	3.91	3.79	4.44
	65.87	66.25	71.46

Natural gas supply in primary distribution by geographic area billion cubic meters 66.42

(1)	From 2003 the Gas & Power segment manages trading activities of purchased natural gas, mainly in the North Sea, which were formerly performed by the Exploration & Production segment. In order to allow a homogeneous comparison natural gas volumes purchased and sold in 2002 were increased by 1.70 billion cubic meters.

Sales of natural gas

In 2003, natural gas sales (71.46 billion cubic meters) increased by 5.2 billion cubic meters over 2002, up 7.9%.

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Natural gas sales in primary distribution (65.12 billion cubic meters) increased by 4.68 billion cubic meters over 2002, up 7.7%.

Natural gas sales in Italy (50.93 billion cubic meters) increased by 0.39 billion cubic meters, up 0.8%, due to higher sales to the thermoelectric segment (up 2.55 billion cubic meters) and a colder weather whose effects were offset in part by lower sales to industries (down 1.09 billion cubic meters) and wholesalers (down 1.07 billion cubic meters) due to competitive pressures.

Sales in the rest of Europe (14.15 billion cubic meters) increased by 4.25 billion cubic meters, up 42.9% due mainly to: (i) the progressive coming on line of long-term supply contracts with operators of the natural gas market (1.54 billion cubic meters); (ii) the start-up of marketing activities in Northern Europe (1.22 billion cubic meters); (iii) the start of LNG supplies to the Spanish electric company Iberdrola (0.70 billion cubic meters) in the second half of 2002 and of supplies to the Turkish market via the Blue Stream gasline in February 2003 (0.63 billion cubic meters).

Sales of natural gas in secondary distribution outside Italy (4.44 billion cubic meters) increased by 0.65 billion cubic meters, up 17.2% due to increased consumption, mainly on the Hungarian market and the purchase of three distribution companies in Hungary.

Volumes of natural gas consumed in operations amounted to 1.90 billion cubic meters (2.02 billion cubic meters in 2002) and concerned essentially supplies to EniPower (0.72 billion cubic meters) in the thermoelectric segment and to Polimeri Europa (0.31 billion cubic meters) and to Eni’s Refining & Marketing division (0.24 billion cubic meters) in the industrial segment.

Natural gas sales	(billion cubic meters)
	2001	2002	2003
Italy	58.89	50.54	50.93
Wholesalers (distributing companies)	30.83	25.14	24.07
Industrial users	15.25	12.92	11.83
Thermoelectric users	12.81	12.48	15.03
Rest of Europe	3.07	9.90	14.15
Other outside Italy			0.04
Sales to third parties in primary distribution	61.96	60.44	65.12
Sales in secondary distribution outside Italy	3.91	3.79	4.44
Total sales to third parties	65.87	64.23	69.56
Volumes consumed by Eni		2.02	1.90
Sales to third parties and volumes consumed by Eni	65.87	66.25	71.46

Sales of natural gas in primary distribution and volumes consumed in operations billion cubic meters 67.02

The breakdown by customer in this table is based on the type of contract and therefore does not correspond to the breakdown of sales to wholesalers and end customers envisaged in Legislative Decree No. 164/2000.

Transmission

Eni transported 76.37 billion cubic meters of natural gas in Italy, an increase of 1.97 billion cubic meters over 2002, up 2.65%, mainly due to increased volumes input by Edison Gas, offset in part by the decline in volumes transported on behalf of Eni’s primary distribution (2.82 billion cubic meters).

In 2003 Eni LNG terminal in Panigaglia regasified 3.46 billion cubic meters of natural gas discharging 123 tanker ships (117 in 2002).

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Natural gas volumes transported	(billion cubic meters)
	2001	2002	2003
Italy (1)
On behalf of Eni’s primary distribution	58.17	54.56	51.74
On behalf of third parties	11.41	19.84	24.63
Enel	6.28	8.28	9.18
Edison Gas	2.98	5.34	7.49
Others	2.15	6.22	7.96
	69.58	74.40	76.37

(1)	Include amounts destined to domestic storage.

Development projects

Primary distribution

Unión Fenosa Gas

After obtaining the relevant authorizations from European antitrust authorities and the Spanish Government, Eni finalized the purchase of a 50% interest in Unión Fenosa Gas, the remaining 50% being held by Unión Fenosa SA, with an outlay of euro 442 million including accessory costs. The transaction was achieved through a capital increase of Unión Fenosa Gas of euro 16 million (corresponding to 50% of its share capital after the increase) fully paid by Eni with a surcharge of euro 425 million.

Unión Fenosa Gas is active in natural gas supply and sale to final users and to power generation companies in Spain and, to a lesser extent, in the distribution of natural gas. It is also present in LNG with a liquefaction plant with a capacity of over 7 billion cubic meters per year under construction near Damietta, on the Egyptian coast. In addition it holds a 19% and a 45% interest in the Reganosa and Sagunto regasification plants, under construction.

Tigaz

In July Tigaz (a subsidiary in which Eni holds 50% interest) purchased a majority stake in three natural gas distribution companies (Mol-Gàz (now Tigaz 2), Zsàmbèrkgàz and Turulgàz) from the Hungarian national company MOL for approximately euro 68 million. These companies supply an aggregate of approximately 150,000 customers distributing 400 million cubic meters/year of natural gas to 407 municipalities in the central-eastern areas of Hungary.

Galp

In February 2004 Eni signed an agreement with the Portuguese Government for the reorganization of Galp Energia within the restructuring process of the Portuguese energy sector. Eni will concentrate in the natural gas sector by acquiring 49% of the capital of Gas de Portugal and will sell its 33.34% interest in Galp Energia to a state-owned Portuguese company, realizing the proceeds of the divestment and exiting the segment of refining and marketing of refined products in Portugal.

Blue Stream

Supplies of natural gas to the Turkish national company Botas started in February 2003. In 2003 Botas withdrew approximately 1.3 billion cubic meters of natural gas (of which 633 million were Eni’s share). Volumes transported and marketed will increase progressively in future years and are targeted to about 16 billion cubic meters per year (8 billion net to

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Eni) in 2010. The construction of the Beregovaya compression station is expected to be completed in 2004.

Greenstream

In August the laying of the Greenstream underwater gasline started, linking Mellitah on the Libyan coast to Gela in Sicily for the import of natural gas (8 billion cubic meters/year when fully operational, of which 4 net to Eni) from Libyan fields. The pipeline, with a 32-inch diameter and 520-kilometer long will be laid by Saipem’s Castoro 6 vessel at a maximum depth of 1,130 meters. The project is expected to be completed in 2004. On the Italian network a new 36-inch 67-kilometer long pipeline will link Gela to Enna and will transport the gas to the Mazara del Vallo-Minerbio pipeline. Three new compressor groups will also be installed.

Sale of the marine tanker business

Within its strategy of concentration in its core business and rationalization of other businesses, in September Eni sold its marine transport business to Carbofin Energia Trasporti for euro 52 million.

Medgaz

Eni sold to Iberdrola Gas its 12% interest in Sociedad para el Estudio y la promocion del gasoducto Argelia Europa via España SA (Medgaz), the company established for drafting a feasibility study for the construction of an underwater gas pipeline linking Algeria to Spain. The transaction entailed proceeds of euro 0.8 million, corresponding to the nominal value of the interest.

Secondary distribution

With an outlay of euro 17 million Eni purchased a 49% interest in Fiorentina Gas Vendita SpA, which was merged with Fiorentina Gas Clienti SpA, a natural gas distribution and related service subsidiary on December 19, 2003.

Within its strategy of alliances with local utilities, Eni decided the merger by incorporation of Publienergia SpA, an utility active in the provinces of Pistoia and Empoli into Ages SpA, a company in which Italgas SpA, through its subsidiary Partecipazioni Industriali SpA, holds a 46.07 interest. After the merger Ages SpA will change its name into Toscana Gas SpA and will become the second regional operator (the seventh in Italy) with gas sales amounting to approximately 470 million cubic meters/year. Within this same transaction on December 17, 2003, Italgas SpA purchased from Acea SpA, a 15% interest in Partecipazioni Industriali SpA for euro 8 million and reached the 100% control of the company.

Sale of the water business

The Board of Directors of Italgas SpA in its meeting of March 15, 2004, decided the sale of its 67.05% interest in Società Azionaria per la Condotta di Acque Potabili pA and of its 100% interest in Acquedotto Vesuviano SpA. The two companies will be sold separately as a part of Italgas’s strategy of concentration in its core business.

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Regulatory framework

Primary distribution

Legislative Decree No. 164/2000

Legislative Decree No. 164 dated May 23, 2000, which introduced into Italian laws the provisions of European Directive 98/30/CE, regulated the liberalization of the Italian natural gas market with great impact on Eni’s activity, as the company is present in all the phases of the natural gas chain. The most important aspects of the decree are the following:

-	total market opening from 2003;

-	until December 31, 2010 the imposition of thresholds to operators in relation to a percentage share of domestic consumption set as follows: (i) 75%, from January 1, 2002, for imported or domestically produced natural gas volumes introduced in the domestic transmission network destined to sales; this percentage decreases by 2 percentage points per year until it reaches 61% in 2009; (ii) 50% from January 1, 2003 for sales to final customers. These ceilings are calculated net of losses (in the case of sales) and of volumes consumed in operations[1];

-	tariffs for transport and dispatching, storage, use of LNG terminals and distribution through local networks are set by the Authority for Electricity and Gas;

-	third parties will be allowed to access the transmission system under given regulations.

In order to cover medium and long term demand for natural gas, in particular on the Italian market, Eni is a party in multiannual import contracts with the main operators of producing countries with an average residual duration of about 17 years. Existing contracts, which contain take-or-pay clauses, will provide a total of approximately 67.3 billion cubic meters of natural gas per year (28.5 from Russia, 21.5 from Algeria, 9.8 from the Netherlands, 6 from Norway and 1.5 from Nigeria) from 2008. Minimum contract volumes (take-or-pay) represent an average of 85% of volumes contracted. Although part of the available gas is sold outside Italy, in the medium and long term the expected development of demand and supply in Italy and the evolution of the regulatory framework represent risks in the handling of contracts including take-or-pay clauses.

In 2003, Eni’s withdrawals of natural gas were lower than the minimum contracted volumes; Eni will recognize a cash outlay of euro 6 million entailing the right, exercisable within 10 years, to withdraw about 540 million cubic meters of gas after payment of the residual portion of price and after having met the minimum withdrawal requirements applicable in each year. Management expects to recover the sum paid with volumes withdrawn already in 2004.

Directive 2003/55/CE

On August 4, 2003, the European Directive 2003/55/CE of the European Parliament and the European Council came into force. It contains common regulations for the internal market of natural gas and repeals Directive 98/30/CE. Member States are to include the directive into their laws by July 1, 2004.

The most relevant aspects of the directive are the following:

-	member States must designate an operator for transmission, distribution and storage systems of natural gas and LNG;

-	where the transmission system operator is part of a vertically integrated undertaking, it shall be independent at least in terms of its legal form, organisation and decision making from other activities not relating to transmission. These rules shall not create

(1)	In accordance with article 19, line 4 of Legislative Decree No. 164/2000 the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and for volumes input into the Italian network to be sold in Italy.

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an obligation to separate the ownership of assets of the transmission system from the vertically integrated undertaking. Unbundling of transmission and distribution from other activities in the field of natural gas was already set in Legislative Decree No. 164/2000, but the Directive provides also for a “functional separation”; i.e. those persons responsible for the management of the transmission system operator may not participate in company structures of the integrated natural gas undertaking responsible, directly or indirectly, for the day-to-day operation of the production, distribution and supply of natural gas;

-	member States shall ensure the implementation of a system of third party access to the transmission and distribution system, LNG facilities, storage facilities and upstream pipeline networks; access to the system is regulated; negotiated access is provided only for storage facilities as an alternative option to regulated access;

-	natural gas undertakings may refuse access to the system: (i) on the basis of lack of capacity; (ii) where the access to the system would prevent them from carrying out their public service obligations; (iii) on the basis of serious economic and financial difficulties with take-or-pay contracts. In the latter case, undertakings can apply for a derogation. Member States or the designated competent authority may decide to grant a derogation, and shall notify the Commission without delay of their decision. When deciding on the derogations, the Member State, or the designated competent authority shall take into account, in particular, the following criteria: (i) the seriousness of the economic and financial difficulties encountered by natural gas undertakings and transmission undertakings or eligible customers; (ii) the extent to which, when accepting the take-or-pay commitments in question, the undertaking could reasonably have foreseen, that serious difficulties were likely to arise. Serious difficulties shall in any case be deemed not to exist: (i) when the sales of natural gas do not fall below the level of minimum offtake guarantees; (ii) in so far as the relevant gas purchase take-or-pay contract can be adapted; (iii) when the natural gas undertaking is able to find alternative outlets;

-	application of the rules concerning derogation from third party access. In particular, article 22 provides for an exemption from the general criteria of third party access in the case of major new gas infrastructures and of significant increases of capacity in existing infrastructures. This exemption, aimed at favoring investments in new capacity, will be granted on a case by case basis;

-	opening up of the market: the deadlines for the recognition of eligible customers are longer than those specified in Legislative Decree No. 164/2000, which extended this definition from January 1, 2003 to all customers and are the following: July 1, 2004 all non-household customers and from July 1, 2007 all customers.

Draft Law on the restructuring of the energy sector in Italy

Draft Law A.S.2421 - Restructuring of the energy sector (“DL”) has been passed by the House of Representatives and by the Industry Commission of the Senate, which approved a few amendments. The DL is presently under examination at the Senate. Among the rules contained in this DL, a relevant one is the “derogation to third party access” granted to undertakings that make investments for the construction of new infrastructure or the upgrading of existing ones such as:

-	interconnectors between EU Member States and national networks, LNG terminals or underground storage facilities in Italy for a portion of up to 70% of the new capacity installed and for a maximum of 15 years;

-	interconnectors between non-EU States and national networks for a portion of up to 70% of the new capacity installed and for a period of 15 years.

Undertakings active in the field of natural gas and electricity with a concession for local public services or for the management of networks (excluding all sale activities) cannot operate in a competitive market for post-counter services, in the areas where they hold the concession, not even through subsidiaries or affiliates.

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Distribution companies no longer have obligations concerning the safety of post-counter services.

Decision No. 137/2002 of the Authority for electricity and natural gas and Network Code of Snam Rete Gas

With decision No. 75 of July 1, 2003, the Authority for electricity and gas (“Authority”) approved Snam Rete Gas Network Code, which defines rules and regulations for the operation and management of the transmission network. The Network Code, in accordance with Legislative Decree No. 164/2000, is based on the criteria set by the Authority with decision No. 137/2002, aimed at guaranteeing equal access to all customers, maximum impartiality and neutrality in transport and dispatching activities.

The Network Code regulates the conferral of transmission capacity, obligations of transporter and customer and the procedures through which customers can sell capacity to other users. The Network Code introduces into the Italian system the concept of “virtual exchange point”, where customers can make sale and purchase transactions daily. This telematic market, started on October 1, 2003, is operating on Snam Rete Gas internet site.

The conferral of transport capacity at entry points in the national gasline network (point of interconnection with import gaslines) can be annual or can last up to five thermal years. Subjects eligible to request multiannual conferral are parties in multiannual import contracts within the limit of their daily average contract volumes, increased (for thermal year 2003-2004) by a third of the difference with maximum daily contract volumes. Available capacity is conferred to parties in multiannual import contracts containing take or pay clauses signed before August 10, 1998 (date of coming in force of European Directive 98/30/CE), with priority over other customers; if in a thermal year requests for capacity happen to be higher than available capacity a pro-rata mechanism is applied in compliance with the aforementioned priority.

Parties in annual or shorter import contracts and parties in multiannual import contracts are eligible to request annual capacity conferrals within the limit of maximum daily contract volumes and the difference between maximum daily contract volumes and average daily contract volumes respectively. Available transport capacity is conferred to parties in annual import contracts and parties in multiannual import contracts with priority; if in a thermal year requests for capacity happens to be higher than available capacity a pro-rata mechanism is applied in compliance with the aforementioned priority.

Agreement between Eni and Gazprom

The agreement signed by Eni and Gazexport (Gazprom) allows Eni to sell the gas it purchases from Gazexport (Gazprom) in countries other than Italy. This entails the cancellation of the so called territory destination clause. Gazexport (Gazprom), in turn, can sell its gas to other Italian operators. This agreement was filed for approval to the European Commission, which concluded its exam of the contract, started when Eni and Gazexport (Gazprom) agreed on the destination clause. The Commission requested Eni to assume additional obligations favoring competition, in particular: (i) Eni should make volumes of natural gas purchased from Gazexport (Gazprom) available outside Italy; (ii) Eni shall promote the upgrading of the TAG gasline (from Austria into Italy) with deadlines consistent with the decision of third parties to build LNG terminals in Italy.

Authority for electricity and gas and antitrust Authority - Survey on the electricity and gas markets

On February 20, 2003 the Authority and the antitrust Authority started surveys on the electricity and gas markets in order to evaluate the degree of competition in supply and price conditions.

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Secondary distribution

Distribution tariffs - Determination of the cost of capital employed - Decision No. 87/2003

With decision No. 87 of July 31, 2003, the Authority changed and integrated the articles of its decision No. 237/2000 by allowing operators who have audited financial statements from January 1, 1991 to calculate their capital employed with the historical cost method as an alternative to the parameter method. This integration was made necessary by a decision of the Regional Administrative Court of Lombardia that cancelled decision No. 237/2000 in the part that stated that capital employed should be calculated with the parameter method.

Decision No. 138/2003 - Criteria for the determination of conditions of natural gas supply to end customers and distribution tariffs

This decision introduces two provisions destined to non eligible end users before January 1, 2003 and to those eligible customers that have not exercised their capacity to enter contracts:

-	a reduction in the supply price to end customers connected to the distribution network, by means of a discount in tariff of about 50% of the average reductions registered in the wholesale market starting in 2002 for what concerns the cost of raw materials, net of the storage and transmission components, and 100% of reductions in transmission and storage tariffs registered in tariff adjustments for thermal years 2002-2003 and 2003-2004;

-	a compensation in favour of distribution areas with high unit costs by means of a discount on the distribution cost covering component. The discount is financed by a slight increase in the variable part of the distribution tariff applied to all distribution areas. The compensation is managed by an Account for compensation in the electricity trunklines until September 30, 2006.

Transmission

Law Decree No. 239/2003

Law Decree No. 239/2003 (protection against black-outs), converted with amendments into Law No. 290/2003, contained among other things new provisions for the construction of generation plants and terminals for the regasification of liquefied natural gas, as well as simplified procedures for the authorization of plants for electricity generation, electroducts, pipelines and gaslines.

The Decree also prohibits companies operating in the natural gas and electricity industries to hold stakes higher than 20% in the share capital of companies owning and managing national networks for the transmission of natural gas and electricity from July 1, 2007. Following this provision, Eni will have to sell part of its interest in Snam Rete Gas – the company owning about 95% of the Italian national gasline network, in which it holds a 59.12% interest – until it reaches the 20% maximum interest allowed.

Decision No. 71/2003 - Transmission tariffs for thermal year 2003-2004

With decision No. 71 of June 26, 2003 the Authority approved the tariffs for natural gas transmission on the Italian network for thermal year 2003-2004, that came into force on October 1, 2003.

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Decision No. 70/2003 - Regasification tariffs for thermal year 2003-2004

With decision No. 70 of June 26, 2003 the Authority approved the tariffs presented by GNL Italia for thermal year 2003-2004 concerning the use of the Panigaglia terminal.

Decision No. 90/2003

With decision No. 90 of July 31, 2003 the Authority amended decision No. 91/2002 on the allocation of capacity for undertakings investing in the construction of new LNG terminals or their upgrading.

This decision, in fact, amends the regulations of LNG terminals by including the provisions of Law No. 273/2002 which grants a derogation to third party regulated access concerning 80% of the new capacity built for 20 years to undertakings investing in the construction of new pipelines, new LNG terminals and new underground storage sites.

Capital expenditure plan for 2003-2006

On March 31, 2003, Snam Rete Gas submitted its capital expenditure plan for the period 2003-2006 to the Authority. The plan provides for an expenditure of euro 2.47 billion and aims at increasing available technical capacity by 20% before 2006.

Publication of the transmission capacity plan on the part of the Ministry for Productive Activities

On July 4, 2003, the Ministry for Productive Activities published a long term plan of transmission capacity prepared by Snam Rete Gas. The document indicates capacity at all entry points connecting the Italian network to the transmission systems of other countries for thermal year 2003-2004 and for the following thermal years until 2013, keeping into account the requests of users for increasing incoming capacity to Snam Rete Gas network.

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power generation

Eni, through EniPower, is one of the major operators in electricity generation on the Italian market. Operating since 2000, EniPower owns power stations located at Eni’s sites in Brindisi, Ferrera Erbognone, Livorno, Mantova, Ravenna and Taranto with installed capacity of approximately 1,930 megawatts at December 31, 2003.

In 2003, electricity production sold amounted to 5.55 terawatthour, of which approximately 27% was sold to Eni divisions, with an increase of 0.55 terawatthour over 2002, up 11%, due essentially to the start-up of the first generating unit at the Ferrera Erbognone plant. Eni sold 3.10 terawatthour of purchased electricity to eligible customers, with an increase of 1.36 terawatthour, due to an increase in customers served. Sales of steam amounted to 9,303,000 tonnes, in line with 2002.

Eni is implementing its plan for expanding its electricity generation capacity, targeted at an installed capacity of 5.3 gigawatt in 2006, corresponding to an estimated 11% of electricity generated in Italy at that date. Planned capital expenditure amounts to euro 2.3 billion, of which euro 1.2 billion already expensed. New generation capacity will employ the CCGT technology (combined cycle gas fired), will provide steam to the nearby industrial plants (co-generation) and in some cases to local networks for heating purposes of nearby urban centers, allowing to obtain high efficiency and low environmental impact. In particular, Eni estimates that EniPower power stations will allow to reduce total emissions of carbon dioxide by 8%, with negligible amounts of particulate and sulphur oxides as well as low emissions of nitric oxides as compared to emissions caused by electricity generation in Italy in 2000. When fully operational, consumption of natural gas of Eni’s plants will reach about 6-7 billion cubic meters/year, supplied by Eni.

In 2003 work for the construction of new power stations at Brindisi and Mantova started, that add up with those under construction in Ferrera Erbognone and Ravenna . Eni is working at the construction of combined cycle units with a total capacity of 3,800 megawatts (including the two 390 megawatts unit started up in Ferrera Erbognone and Ravenna). Further 780 megawatts to be installed at Ferrara are awaiting authorization.

FERRERA ERBOGNONE. This power station will have an installed capacity of 1,030 megawatts articulated in three combined cycle units and will be able to produce about 7 billion kilowatthour/year and steam for industrial use. In the second half of 2003 electricity generation started at the first 390 megawatt unit of the three planned, with commercial production set for the first half of 2004. The other two units (one of 390 and one of 250 megawatts) are expected to start-up in the spring of 2004, with commercial production set for the second half of the year. The two 390 megawatt units are fired with natural gas, while the third 250 megawatt unit will be fired in part with natural gas and complemented with refinery gas obtained from gasification of tar from visbreaking from the nearby Sannazzaro de’ Burgondi refinery (see Operating Review - Oilfield services, construction and engineering).

The integration of the new power station with the refinery will allow to obtain: (i) a reduction of 650,000 tonnes/year in the production of fuel oil that will be destined to gasification; (ii) a decrease in transport costs due to lower use of tanker trucks and trains (estimated at 20,000 and 4,000 units/year, respectively); (iii) the option to refine different types of oil, with subsequent cost savings.

		2001	2002	2003
Purchases
Natural gas	(million cubic meters)	784	819	940
Other fuels	(thousand tonnes of oil equivalent)	936	885	847
Sales
Electricity production sold	(terawatthour)	4.99	5.00	5.55
Electricity trading	(terawatthour)	1.56	1.74	3.10
Steam	(thousand tonnes)	10,025	9,302	9,303

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RAVENNA. Work is underway for the installation of two new combined cycle 390 megawatt units, fired with natural gas, that will bring the power station’s installed capacity to approximately 970 megawatts. On November 14, 2003, the power station was fired for the first time, while commercial production from both units is expected in the second half of 2004.

BRINDISI. In April work started for the construction of a new combined cycle power station with installed capacity of 1,170 megawatt, that is going to be Eni’s largest power station. Total capacity will amount to 1,320 megawatt. The new power station, fired with natural gas, includes three units and when fully operational will produce approximately 7.4 billion kilowatthour/year and steam for industrial use. The completion of the first unit is expected in the spring of 2005. Commercial production from the first two units is expected in the second half of 2005; while for the third one in the first quarter of 2006.

MANTOVA. Work started for the installation of two new combined cycle 390 megawatt units, fired with natural gas, that will bring the power station’s installed capacity to approximately 840 megawatts. Commercial production from both units is expected in the first and second half of 2005 respectively. Studies are underway for linking this power station to Mantova’s urban network through a remote heating system.

Regulatory framework for electricity generation

The regulatory framework of electricity generation is contained in by Legislative Decree No. 79 of March 16, 1999 which incorporates European Directive 96/92/CE and contains in particular the definition of rules necessary for the electricity market (the so called electric stock exchange) and for the improvement of the safety of the national electric system.

New market rules approved with a Minister Decree of December 19, 2003 and dispatching rules introduced by decision No. 168/2003 of the Authority provide for the following:

-	gradual introduction of the electricity exchange from April 1, 2004, which includes the day-before-market and the adjustment market, with a price formation mechanism based on system marginal price;

-	in case of congestion, application of local offers and enhancement of electricity exchanged on the day-before-market at a single price on the demand side and at (locally) varying prices on the supply side.

Until the entry into force of the electricity exchange, a transitional system of offers of sale (STOVE) was introduced by decision No. 67/2003 in force from July 1, 2003 for the supply of electricity to customers on the regulated market.

After recent black-outs a few measures were taken to increase safety and functioning of the electricity sector and to promote the construction of interconnection lines with other countries.

Legislative Decree No. 379 of December 19, 2003 introduces the remuneration of electricity generation capacity in order to guarantee that domestic demand is met with the required reserve margins. The remuneration mechanisms will be defined in 2004. For that year remuneration will be effected by subdividing among the eligible producers the present tariff revenues destined to reserve charges.

Law No. 57 of March 5, 2001, stated that after 90 days from the sale by Enel of at least 15,000 megawatts of production capacity, any customer with consumption higher than 100,000 kilowatthour in the preceding year becomes an eligible customer. Thus from April 29, 2003 the annual consumption required to access the free market became much lower than the preceding limit of 9 million kilowatthour. The free market then went from about 35% to about 47% of total sales and, after the approval of Draft Law A.S.2421 presently under discussion at the Parliament, the eligibility limit will be further lowered to 50,000 kilowatthour.

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On January 30, 2004, the Authority disseminated a consultation document on the monitoring of the electric market and the control of market power. This document suggests, among other things, the definition of indices that the Authority will use to monitor the market and of transitional measures for 2004 influencing the formation of prices (definition of a ceiling price and a bid cap).

Capital expenditure

In 2003, capital expenditure in the Gas & Power segment totaled euro 1,760 million, increasing by euro 445 million over 2002, up 33.8%, and related mainly to: (i) the program for building combined cycle power stations (euro 542 million), in particular the Ferrera Erbognone, Brindisi and Mantova power stations; (ii) the construction of the Greenstream pipeline (euro 460 million) for the transmission of natural gas from Libyan fields to Sicily; (iii) development and maintenance of Eni’s primary gas transmission network in Italy (euro 434 million); (iv) extension and maintenance of the secondary natural gas transmission network in Italy (euro 292 million).

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refining & marketing

     In 2003 Eni substantially completed the restructuring of its distribution network in Italy, aimed at reaching European standards in terms of average throughput and services to customers. The average throughput of Agip branded service stations in Italy increased by about 26% (from 1.9 to 2.4 million liters)

     The BluDiesel and High Fidelity initiatives confirmed their market success. BluDiesel, a low environmental impact gasoil, reached sales of 850 million liters, corresponding to 16% of all gasoil sales in Agip branded service stations. The High Fidelity campaign, which offers discounts to customers through personal cards, distributed 3.5 million cards, increasing by 30% over 2002

     Sales of refined products on Eni’s network in the rest of Europe exceeded 3 million tonnes, with a 18% increase over 2002 as a consequence of a selective development strategy in markets with interesting growth prospects where Eni can leverage on its well known brand name and on logistic and operational synergies. In 2003 Eni purchased 410 services stations in Spain, Germany and France

     Rationalizations and efficiency improvement actions generated cost savings by approximately euro 85 million

			(million €)
	2001	2002	2003
Revenues (1)	22,083	21,546	22,148
Operating income	985	321	583
Capital expenditure	496	550	730
Investments	51	54	10
Employees at period end (units)	15,172	13,757	13,277

(1)	Before elimination of intersegment sales.

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Supply and trading

In 2003, a total of 63.4 million tonnes of oil were purchased (59.5 in 2002), of which 33.6 million tonnes from Eni’s Exploration & Production segment, 17.6 million tonnes under long-term contracts with producing countries, and 12.2 million tonnes on the spot market. Some 20% of oil purchased came from North Africa, 25% from West Africa, 19% from the North Sea, 11% from the Middle East, 10% from countries of the former Soviet Union, 7% from Italy and 8% from other areas. Some 31.3 million tonnes were resold, representing an increase of 4.0 million tonnes over 2002, up 15%. In addition, 3.43 million tonnes of intermediate products were purchased (5.06 in 2002) to be used as feedstocks in conversion plants and 16.20 million tonnes of refined products (16.57 in 2002) sold as a complement to own production on the Italian market (5.24 million tonnes) and on markets outside Italy (10.96 million tonnes).

Refining

Processing

Refinery intake processing on own account in Italy and outside Italy (35.43 million tonnes) declined by 2.30 million tonnes, down 6%, due mainly to a decline in refining capacity related to the finalization in 2002 of agreements on the conferral of the Priolo refinery1 (7.5 million tonnes in 2006). Lower processing due to standstills at the Gela refinery (in the third quarter strikes in the service businesses of the Gela area and in the fourth quarter the seizure of tanks ordered by the local Court – see Note 23 to the consolidated financial statements “Legal Proceedings - Environment”) and at Sannazzaro were offset by increased processing at the Taranto, Venezia and Milazzo refineries.

Total intake processing (on own account and for third parties) on wholly owned refineries amounted to 25.09 million tonnes (30.09 in 2002). The overall balanced capacity utilization rate of wholly owned refineries was 100% (99% in 2002). About 32.9% of all oil processed came from Eni’s Exploration & Production division (37.4% in 2002).

(1) The Priolo refinery was conferred to Erg Raffinerie Mediterranee Srl (Eni’s interest 28%) in October 2002.

Refinery intake and utilization of wholly-owned refineries in Italy

	(million tonnes)
Petroleum products availability	2001	2002	2003
Italy
Refinery intake in wholly-owned refineries	32.24	30.09	25.09
Refinery intake for third parties	(1.45)	(1.88)	(1.72)
Refinery intake in non owned refineries(1)	5.92	6.27	8.43
Consumption and losses	(1.95)	(1.91)	(1.64)
Products available	34.76	32.57	30.16
Purchases of finished products and change in inventories	5.19	6.06	5.61
Finished products transferred to foreign cycle	(4.96)	(5.56)	(5.19)
Products sold	34.99	33.07	30.58
Outside Italy
Products available	3.02	2.98	3.36
Purchases of finished products and change in inventories	10.27	10.41	10.78
Finished products transferred to Italian cycle	4.96	5.56	5.19
Products sold	18.25	18.95	19.33
Sales in Italy and outside Italy	53.24	52.02	49.91

(1)	Include processing of Raffineria di Milazzo ScpA (Eni’s interest 50%) and Erg Raffinerie Mediterranee Srl (Eni’s interest 28%).

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Ceska Rafinerska

Eni holds a 16.33% interest in Ceska Rafinerska (CRC) which owns and manages two refineries, Kralupy and Litvinov, in the Czech Republic with a total refining capacity of about 8 million tonnes/year.

In 2003 the CRC partners approved the transformation of the company from a supply to a service company. Each partner is allowed to process amounts of oil on own account in proportion to its respective interest. Previously CRC partners purchased refined products from the refinery in proportion to their supply needs.

Distribution of refined products

Sales of refined products (49.91 million tonnes) decreased by 2.11 million tonnes, down 4.1%, mainly due to lower sales in Italy to the petrochemical segment, to oil companies and traders, also related to lower availability as a consequence of the conferral of the Priolo refinery, the standstills of the Gela refinery and lower sales of fuel oil due mainly to a decline in demand related to the progressive substitution of fuel oil with natural gas in power stations.

Total retail sales in Italy and the rest of Europe (14.01 million tonnes) increased by 0.30 million tonnes over 2002, up 2%.

Retail sales in Italy

Sales of refined products on retail markets in Italy (10.99 million tonnes) were substantially in line with those of 2002: the effect of sales/closures of service stations within the network rationalization process was offset by increased sales in the service stations with higher throughput, also due to the commercial success of BluDiesel. Average throughput grew by 6%, from 1,707,000 liters to 1,813,000 liters. In particular average throughput of Agip branded service stations was 2,418,000 liters, with a 26% increase. Eni’s market share decreased by 0.9 percentage points from 37.5 to 36.6%. Market share of Agip branded service stations increased by 0.6 percentage points (from 29.4 in 2002 to 30% in 2003).

At December 31, 2003, Eni’s retail distribution network consisted of 7,290 service stations (approximately 50% of which wholly owned), a 420 unit decrease over December 31, 2002, due to the finalization of sale agreements signed in 2002 (281 service stations), the closure of marginal stations (66 service stations) and the negative balance of acquisitions and expirations of lease contracts (104 units). In 2003 Eni built 18 new service stations and acquired 13 existing ones.

In 2003 the acceleration of the renewal process of the car fleet in Italy in favour of diesel engines determined an increase in the share of diesel fuel on total fuel sold (from 44% in 2002 to nearly 50% in 2003). In this context the market confirmed the success of BluDiesel, a new diesel fuel with low environmental impact, sold in Agip branded service stations from the end of 2002. This environmentally advanced product was introduced into the market earlier than the regulation imposed by the European Union and was appreciated by motorists because it increases efficiency, reduces consumption and leaves the engine cleaner than traditional diesel fuel. A total of 850 million liters of BluDiesel were sold, corresponding to 16% of total diesel fuel volumes sold on the Agip branded network on ordinary roads and highways and to 5.2% of all diesel fuel sales on the Italian market. At the end of 2003 about 3,700 Agip branded service stations were selling BluDiesel (about 1,500 at December 31, 2002), corresponding to about 85% of the Agip network.

In 2003 Eni continued its “high fidelity” campaign which allows customers accessing self-service outlets provided with an electronic card to obtain price discounts as a function of the total amount of purchased fuel. The number of cards distributed exceeded 3.5 million (2.5 in 2002). The amount of fuel purchased with the card was about 25% of all fuel sold on Agip branded service stations.

Italy: service stations and average throughput

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In July 2003 on IP branded service stations sales of Plus 98 started. This new high quality gasoline with better performance in terms of efficiency was sold in 800 service stations (27% of the IP network) at December 31, 2003.

Retail sales outside Italy

Retail sales in the rest of Europe amounted to 3.02 million tonnes and increased by 450,000 tonnes, up 18%, due to the purchase of service stations in France, the Czech Republic, Hungary and Slovakia, following agreements signed in 2002, and in France, Spain and Germany, following agreements signed in 2003.

Retail sales in Brazil and Africa declined by 260,000 tonnes, down 18%, due mainly to the completion of the exit from the African continent and to the effects of the streamlining of the distribution network in Brazil.

As of December 31, 2003, Eni’s retail distribution network outside Italy consisted of 3,357 service stations (of which 1,813 in the rest of Europe), increasing by 305 units over December 31, 2002, due to the purchase of 410 service stations in Germany (221 service stations), Spain (164 service stations) and France (25 service stations), whose effects were offset in part by the closure of mainly leased service stations in Brazil (74 service stations). Average throughput in the rest of Europe was 2,378,000 liters, increasing by 102,000 liters, up 4.5%.

Wholesale sales and other sales

Sales on wholesale markets in Italy (10.35 million tonnes) decreased by 290,000 tonnes over 2002, due mainly to lower sales of fuel oil, resulting from the decrease in demand from the thermoelectric sector, related to the progressive substitution of fuel oil with natural gas as fuel for power stations. Market share increased by 0.2 percentage points from 23.9 to 24.1%.

Sales to petrochemical companies in Italy (2.79 million tonnes) declined by 1.03 million tonnes, down 27% due mainly to lower availability of products resulting from refinery processing (as a consequence of the conferral of the Priolo refinery and the standstills of the Gela refinery); other sales (6.45 million tonnes) declined by 1.02 million tonnes, down 14%, due to lower sales to other oil companies and traders.

Outside Italy, wholesale sales (6.01 million tonnes) increased by 360,000 tonnes, up 6% due mainly to higher sales in Germany and Spain. Other sales (9.12 million tonnes) decreased by 170,000 tonnes, down 2%.

	(million tonnes)
Sales of refined products in Italy and outside Italy	2001	2002	2003
Retail marketing	11.64	11.14	10.99
Wholesale marketing	11.24	10.64	10.35
	22.88	21.78	21.34
Petrochemicals	4.23	3.82	2.79
Other sales (1)	7.88	7.47	6.45
Sales in Italy	34.99	33.07	30.58
Retail rest of Europe	2.47	2.57	3.02
Retail Africa and Brazil	1.71	1.44	1.18
Wholesale marketing	5.55	5.65	6.01
	9.73	9.66	10.21
Other sales (1)	8.52	9.29	9.12
Sales outside Italy	18.25	18.95	19.33
	53.24	52.02	49.91

(1)	Includes bunkering, consumption for electricity production and sales to oil companies and traders.

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LPG

In 2003, retail and wholesale sales in Italy (710,000 tonnes) decreased by 70,000 tonnes, down 9%, while market share declined from 20.9% to 19.4%. Further 335,000 tonnes (40,000 tonnes more than in 2002, up 13.6%) were sold to third parties through other channels.

Outside Italy, wholesale sales amounted to 1.72 million tonnes with a decrease of 60,000 tonnes, down 3%, due to lower consumption. Market share in Brazil was 21.4% (21.3% in 2002), and in Ecuador it was 37.4% (37.5% in 2002).

Capital expenditure

In 2003, capital expenditure amounted to euro 730 million, increasing by euro 180 million over 2002, up 32.7%, and concerned: (i) refining and logistics (euro 291 million) aimed in particular at maintaining plant efficiency and measures taken to comply with health, safety and environmental standards and regulations; (ii) distribution of refined products in the Italian network (euro 177 million) in particular for the restructuring, upgrade, construction and purchase of new service stations (euro 95 million) and measures taken to comply with safety, health and environmental standards and regulations (euro 15 million); (iii) activities outside Italy (euro 248 million) concerning primarily the purchase of service stations in Germany, Spain and France; (iv) LPG (euro 11 million) and IT (euro 3 million). Total expenditure on compliance with regulations on health, safety and the environment amounted to euro 79 million (11% of the total).

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petrochemicals

		(million €)
	2002(1)	2003
Revenues	4,516	4,487
Operating income	(126)	(176)
Capital expenditure	145	141
Investments	1
Employees at period end (units)	7,258	7,050

(1)	For 2002 data, see note of table at page 86.

Market

In 2003 the demand for petrochemical products was affected by the slowdown of European economy and by the crisis of Asian markets in the second quarter, whose effects were enhanced by the chronic excess production capacity of this industry and the competitive pressure of manufacturers from the Middle East and South East Asia, who benefit from lower production costs as compared to European manufacturers. In this context the margins of petrochemical products, in particular polymers, declined over 2002, due to the increase in monomer costs that could not be totally transferred onto sale prices due to a weak demand and competitive pressures. Forecasts for 2004 indicate a modest recovery in demand, but the strong competitivity of the sector will keep prices under pressure, even if a modest decline is expected in the cost in euro of oil-based feedstocks.

In 2003 the prices of Eni’s principal petrochemical products increased on average by 4.8%; the main increases concerned intermediates (up 9.6%, in particular phenol), aromatics (up 14.4%, in particular benzene), olefins (up 7.1%, in particular butadiene and propylene) and some elastomers (in particular BR and SBR). Styrenes and polyethylene, more exposed to competitive pressures and to the swings in demand, showed very modest price increases and in some cases even declines (HDPE and ABS).

Sales - production

Sales of petrochemical products (5,266,000 tonnes) decreased by 227,000 tonnes over 2002, down 4.1%, due to a generally weak demand and lower product availability related to standstills of plants for maintenance and accidental causes. Production (6,907,000 tonnes) declined by 209,000 tonnes, down 2.9%.

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Total nominal production capacity increased by 1 percentage point, due to increases in polymer manufacturing plants outside Italy.

The average capacity utilization rate calculated on nominal capacity declined by 3 percentage points (from 74.3 to 71.3%), due to a weak demand and to standstills of plants for maintenance and accidental causes.

About 39% of total production was directed to Eni’s own production cycle (37% in 2002). Oil-based feedstocks supplied by Eni’s Refining & Marketing segment covered 30% of requirements, a decline over 2002 due to the conferral of the Priolo refinery to Erg Raffinerie Mediterranee Srl (Eni’s interest 28%) effective from October 2002 and the standstills of the Gela refinery (see Operating Review - Refining & Marketing - Refining, above).

Basic petrochemicals

Sales of basic petrochemicals (2,704,000 tonnes) decreased by 190,000 tonnes over 2002, down 6.6%, due essentially to the decline registered in olefins (down 14%, with ethylene down 21% and butadiene down 23%) due to a decline in the demand for downstream products, in particular polyethylene and to lower product availability in particular at the Gela cracker, due to the lack of refinery products registered in the second half of the year, at Dunkerque, due to a standstill related with disputes with workers’ unions, and at Priolo, due to a longer than expected maintenance standstill. Aromatics sales decreased by 7.6% (in particular benzene was down 13.4%). These declines were offset in part by higher intermediate sales (up 17.2%) due to new markets in Asia and the Far East which allowed to absorb higher production available.

Basic petrochemical production (4,013,000 tonnes) declined by 291,000 tonnes over 2002 (down 6.8%) due to declines in olefins (down 8.5%, in particular ethylene) and aromatics (down 7.6%). Production of intermediates increased by 4.4%.

			(thousand tonnes)
	Product availability		Sales
Main products	2002(1)	2003	2002 (1)	2003
Basic petrochemicals	4,304	4,014	2,894	2,704
Styrene and elastomers	1,538	1,635	1,151	1,171
Polyethylene	1,274	1,259	1,448	1,391
	7,116	6,907	5,493	5,266
Internal consumption	(2,607)	(2,651)
Purchases and change in inventories	984	1,010
	5,493	5,266

(1)	For 2002 data, see note of table at page 86.

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Styrene and elastomers

Styrene and elastomer sales (1,171,000 tonnes) increased by 20,000 tonnes over 2002, up 1.7%. The increase in styrenes (up 2%) was due to increased polystyrene sales (in particular expandable polystyrene was up 9%) pushed by increasing consumption especially in Eastern Europe in the segment of thermal insulation and industrial packaging. ABS sales declined (down 4%) due to competitive pressures and weak demand. The increase in elastomers (up 1.5%) was due to increased sales of SBR rubber (up 10%) and polybutadiene rubber (up 4%) pushed by the recovery in the tyre manufacture segment. Polychloroprene rubber sales declined (down 6%), due to a weak dollar and over capacity in Asia.

Production (1,635,000 tonnes) increased by 97,000 tonnes over 2002, up 6.3%. Styrenes increased by 7.2%, in particular styrol, while elastomers increased by 4.2% with increases between 8 and 11% in particular in SBR and polybutadiene rubbers, as compared to a 10% decline in polychloroprene rubber.

Polyethylene

Sales of polyethylene (1,391,000 tonnes) decreased by 57,000 tonnes over 2002, down 3.9%, due to a decline in demand that affected all products (declining between 2 and 8%) with the exception of EVA (up 22%) and to lower products availability especially at the end of the year due to the maintenance standstill of the Priolo cracker, the standstill of the cracker and polyethylene plant at Gela due to the standstill of the nearby refinery.

Production (1,259,000 tonnes) decreased by 15,000 tonnes, down 1.2%.

Segment restructuring

Within its restructuring process, Eni defined the sale of the Baytown (Houston, Texas) plant to Lee Chang Yung Chemical Industry Corp. (LCY), the second world producer of thermoplastic rubber, for dollar 41 million. The Baytown plant has been operating since 1993 with a production capacity of 50,000 tonnes/year of styrenic block co-polymers, thermoplastic rubber used in modified asphalt, decking systems, insulation systems, adhesives and footwear.

In 2004 industrial restructuring and efficiency recovery will continue. A plan was started for the final standstill of the Porto Marghera butadiene plant, and of polybutadiene cis, compound line ABS and dimethylcarbonate plants Ravenna.

Capital expenditure

In 2003, capital expenditure amounted to euro 141 million, with a decrease of euro 4 million over 2002, down 2.8% and concerned in particular actions for complying with safety and environmental regulations (euro 65 million) and actions for improving the efficiency of the Priolo and Porto Marghera crackers (euro 27 million).

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oilfield services construction
and engineering

			(million €)
	2001	2002	2003
Revenues(1)	3,114	4,546	6,306
Operating income	255	298	311
Capital expenditure	304	233	278
Investments	74	1,055	9
Employees at period end (units)	18,632	29,091	26,457

(1)	Before elimination of intersegment sales.

Marketing performance

In 2003, Eni’s oilfield services and construction activities were positively affected by the upward trend of oil companies’ demand for services which concerned all its businesses. In the Offshore construction area, the more dynamic businesses were large diameter pipes in Asia and the field development business in the deep waters of West Africa, where a strong growth in the demand for underwater development and laying of small diameter pipes was registered.

In Onshore construction, activities in the upstream business were particularly dynamic in Kazakhstan, the Middle East and Africa. In the midstream business the markets with the most promising growth prospects were Central Africa, Russia and the Far East due to the need to develop new infrastructure for the transmission of hydrocarbons to consumer countries.

In engineering and contracting demand improved in particular in the area of upstream plants for hydrocarbon treatment. In this business the Middle East was the fastest growing area. Good market opportunities were registered also in Latin America, Africa, Russia and Caucasus countries (Kazakhstan and Azerbaijan) due to an increase in production capacity. Also the natural gas business was growing. Some plants for the liquefaction of natural gas are under construction in the Middle East, Africa, Asia, Latin America and Australia, while regasification terminals are under construction in Europe.

In the refining business, capital expenditure was driven by the need to curb plant emissions, to improve safety and to respect more stringent quality specifications for fuels (especially as concerns sulphur content).

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Oilfield services and construction:
order backlog at period end

million euro 5,225

In the area of chemicals (covering over 60% of capital expenditure of the petrochemical market) domestic demand in developing countries (China and India) was increasing as well as capacity for cracking and ethylene in the areas were raw materials cost less (Middle East).

Capital expenditure in nitrous fertilizer plants (ammonia-urea) was at a standstill in the expectation of the coming onstream of new production capacity in the Middle East. This will lead to an adjustment of markets for these products.

Orders acquired and order backlog

Orders acquired in 2003 and Eni’s order backlog are broken down as follows:

			(million €)
			2001	2002	2003
Orders acquired			3,716	7,852	5,876
Oilfield Services Construction			2,186	5,454	4,298
Engineering			1,530	2,398	1,578
Originated by Eni companies	(	%)	15	12	11
To be carried out outside Italy	(	%)	92	96	91
Order backlog			6,937	10,065	9,405
Oilfield Services Construction			2,853	5,158	5,225
Engineering			4,084	4,907	4,180
Originated by Eni companies	(	%)	11	13	10
To be carried out outside Italy	(	%)	65	78	81

Engineering:
order backlog at period end

million euro 4,180

               Main orders won

The most significant orders won in 2003 in oilfield services and construction were:

in the Offshore construction area:

-	in WEST AFRICA: (i) a contract for the construction of facilities in the Kizomba B Project related to the development of the Kissanje and Dikanza fields in the deep offshore of Angola (Block 15). The contract awarded by Exxon Exploration Angola includes engineering, procurement, construction and installation of pipes and SURF facilities (Subsea Umbilical Risers Flowlines) connecting the underwater wells to an FPSO vessel developing the fields at water depths of approximately 1,100 meters. In addition Eni will carry out the installation of mooring systems for the FPSO unit. An FDS (Field Development Ship) will perform the installation between the third quarter of 2004 and the third quarter of 2005; (ii) in a consortium with other operators a contract for the extension of the Amenam field facilities, 60 kilometers offshore Bonny for Elf Petroleum Nigeria Ltd. The contractual scope of work comprises engineering, procurement, construction and installation of a platform and a mooring system. The Castoro 8 vessel will carry out the installation phase between late 2004 and the end of 2005; (iii) a contract for the Nigerian National Petroleum Corporation/Mobil Producing Nigeria Unlimited joint venture, for the East Area Additional Oil Recovery Project which includes engineering, procurement, construction and installation of three platforms for a total weight of approximately 3,500 tonnes and the laying of approximately 160 kilometers of underwater pipelines. The offshore installation phase will be carried out mainly by the Castoro 8 vessel between the end of 2004 and the first half of 2005; (iv) in a consortium with other operators a turnkey contract for the construction of the topsides of a FPSO unit for the Dalia oil field in the deep offshore of Angola for TotalFinaElf E&P Angola. The contract includes engineering, procurement, fabrication and assembling of the production system. The contract is expected to be completed by the third quarter of 2006;

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-	in RUSSIA: a contract including engineering, procurement, construction and installation of a system of pipes that will link the Lunskye and Piltun-Astokhskoye platforms to the Russian island of Sakhalin for Sakhalin Energy Investment. The works will be carried out by the Castoro 2 and Semac 1 vessels in the third quarter of 2004 and of 2005;

-	in the CASPIAN SEA: a contract for AIOC (Azerbaijan International Operating Company) for the transport and installation of the East Azeri and West Azeri platforms and of a pre-drilling template (a support structure for a drilling platform) within Phase 2 of the development of the Azeri-Chirag-Gunashili field, located in the Azeri waters of the Caspian Sea. These works will integrate those performed in Phase 1 and are due to be completed by the summer of 2006;

-	in AUSTRALIA: an EPIC contract for Conoco Phillips Pipeline Australia Pty Li for installation engineering, transport, installation and relevant activities for the Bayu Undan-Darwin Pipeline.

In the Onshore construction area:

-	in RUSSIA: a turnkey contract awarded to a consortium led by Saipem and including Starstroi, LUKoil-Neftegazstroy and Amec Spie Capag for the construction of an onshore oil and gas pipeline system on the Russian island of Sakhalin in the Ohostk Sea facing eastern Siberia for Sakhalin Energy Investment. The contract covers engineering procurement and construction (EPC) of a 800-kilometer long twin pipeline system connecting the Piltun-Astokhskoye and Lunskoye offshore fields, located north-west of Sakhalin to a gas and oil export terminal located in the southern part of the island. The completion of activities is expected in the second half of 2006.

In April 2003 after obtaining authorizations from the Indian Authorities Eni finalized the purchase of IDPE (International Development Process and Engineering), an Indian engineering company located in Chennai, in the Tamil Nadu state, for a total of approximately dollar 3 million. IDPE, a company employing 210 engineers, provides a variety of engineering services for oil and gas projects, namely basic and detailed engineering, procurement services, construction supervision and commissioning assistance. This acquisition allows Saipem to further strengthen its engineering capabilities.

Main orders won in engineering were:

-	in the MIDDLE EAST: (i) a turnkey contract for the upgrade of the oil production plants of the Bu-Hasa field, 200 kilometers south west of Abu Dhabi (UAE) for ADCO. The project provides for the construction of a GOSP plant (oil, gas and water separation) with a total capacity of 730,000 barrels/day including the installation of 4 three-phase separators for 120,000 barrels/day, a reinjection system for 150 million cubic meters/day and 120,000 barrels/day of water. The plant, expected to be completed in late 2006, is part of the program for increasing production capacity of the Emirate up to 3 million barrels/day; (ii) in joint venture with the Japanese companies Chiyoda and Mitsui & Co Ltd, a contract for the development of the Ras Laffan project – al Khaleej Gas Project Phase 1 – in Qatar for Exxon Mobil. The project aims at recovering LPG and natural gasoline and includes a complex for the separation, recovery and treatment of natural gas with a capacity of 21 million cubic meters/day. The plant will be completed before the end of 2005 and is part of the program of natural gas production from the enormous offshore natural gas reserves of Qatar; (iii) for Saudi Aramco, a turnkey contract for the upgrading of the Yanbu refinery in Saudi Arabia. The project provides for the construction of catalytic reforming and isomerization plants for the manufacture of lead free gasoline, with a production capacity of 40,000 and 150,000 barrels/day respectively. The plants are expected to be completed at the end of 2005 and will allow Saudi Aramco to produce fuels in line with the Government plan for improving air quality;

-	in ITALY: a gasification complex for Eni’s refinery at Sannazzaro de’ Burgondi for the conversion of tar (heavy residue from visbreaker) into syngas, which will feed Eni’s 250 megawatt power station at Ferrera Erbognone (see Gas & Power - Electricity Generation, above). Hydrogen also will be recovered and used for upgrading refinery products;

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-	in NORTH AFRICA: an EPC turnkey contract for the construction of a plant for the treatment of gas and the stabilisation of condensates from the offshore Bahr Essalam field at Mellitah, on the Libyan coast for AgipGas BV. The plant, which will have three trains with a total capacity of 6.6 billion cubic meters/year, will include sweetening, dehydration, SRU (sulphur recovery unit) and fractioning of LNG, storage and utilities. This plant and its offsite facilities are integrated with the gas treatment units related to the production of the onshore Wafa field.

Project high speed/high capacity train tracks from Milan to Bologna

Within the project for the construction of the tracks for high speed/high capacity trains from Milan to Bologna an addendum to the contract between Cepav Uno (in which Eni holds a 50.36% interest) and TAV SpA was signed in June.

Major changes concern the continuation of works, the division of works into five functional stages that are expected to be completed between the spring of 2006 and late 2008, a lump sum payment related to the new 30 changes and the payment of further charges to the consortium.

Works completed at the end of 2003 correspond to 40% of the total with an aggregate value of production of euro 1,900 million (of which 842 in the year).

Capital expenditure

In 2003, capital expenditure amounted to euro 278 million, increasing by euro 45 million over 2002, up 19.3%. Capital expenditure in oilfield services and construction (euro 261 million) concerned: (i) the completion of the Mystras FPSO that will operate on the Okono/Opkoho fields in Nigeria; (ii) the completion of the conversion of Maxita into the new Saipem 3000 field development ship; (iii) the completion of the upgrade of the semisubmersible drilling platform Scarabeo 7 in order to adjust it to a new contract.

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corporate governance and responsibility

introduction

The transformations that affected the global economy in the past few years have exposed companies to ever growing competition worldwide, to a stricter control from financial markets and to greater interaction with society at large, i.e. public opinion, organizations, institutions, media and communities.

A company’s ability to create lasting value requires skills that combine flexibility and reduced costs with the assumption of social responsibility whose development depends on a system of values clearly expressed, deeply shared and integrated in the corporate system.

Within this vision Eni promotes behaviours and practices consistent with the principles that have always characterized its operations and that are precisely expressed in its Code of Conduct and the Addendum, approved in July 2003 by the Board of Directors (see below), in its strict standards of corporate governance, in the respect of the laws of the countries where it operates and in international conventions and guidelines.

Eni is treading a path to sustainability based on its capital of values and experiences, deeply rooted in the local context of the countries where it operates; a path aimed, as clearly stated in its mission, at a constant strengthening of its structural capital and on the development of its human, relational and social resources as an investment in competitivity and longevity.

Principles

Business ethics

All Eni businesses worldwide must be performed with honesty, integrity and respect for laws in force.

Respect for stakeholders

Eni intends to respect all stakeholders with which it comes in contact during its business operations, convinced that they represent a significant asset for the company.

Workers’ protection and equal opportunities

Eni respects labor rights accepted worldwide and core labor standards set by the International Labor Organization (ILO). Eni therefore ensures the freedom of workers’ union and the right to collective bargaining, rejects any form of forced and child labor and any form of discrimination. In addition, Eni is an equal opportunity employer and ensures an equal treatment based on merit to its employees.

Appreciation of professional skills

Eni acknowledges and promotes the development of employees’ skills and abilities and teamwork, so that individual energy and creativity can find a proper expression for the fulfilment of one’s potential.

Respect for diversity

In its business behaviour Eni respects cultures, religions, traditions, ethnic diversity of the communities where its operations take place and is committed to the conservation of biological, environmental, socio-cultural and economic identities.

Respect for human rights

Eni is committed worldwide within its sphere of operations to respect and support the principles contained in the “Universal declaration of human rights” of the United Nations.

Cooperation

Eni is committed to contribute actively to the promotion of the quality of life and the social and economic development of the communities where it operates.

Protection of health and safety

Eni ensures the highest standards of health and safety to its employees and to the communities where it operates all over the world.

Protection of the environment

Eni pays maximum attention to the environment and the ecosystem interested by its industrial activities and makes constant reference to the international conventions on sustainable development endorsed by Italy.

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CORPORATE GOVERNANCE
AND RESPONSIBILITY

Global Compact

The Global Compact initiative of the United Nations aims at promoting socially responsible behaviours of enterprises through the sharing and the application in their area of influence of a system of basic principles in the areas of human rights, working standards and protection of the environment.

Eni’s commitment to sustainable growth is further confirmed by its participation to actions undertaken by international associations and institutions for the promotion of dialogue and confrontation on the issues of sustainable development and corporate responsibility. In these areas, in fact, Eni’s objective is to identify common positions in order to contribute to the definition of a framework of regulations and guidelines favoring business development and at the same time equitable and long lasting growth. Within its participation to the Global Compact (see details below) Eni continued its commitment to guaranteeing the respect and application of the principles it contains.

The Nine Principles

Human rights:

1.	businesses should support and respect the protection of internationally proclaimed human rights within their sphere of influence; and

2.	make sure that they are not complicit in human rights abuses.

Labour standards:

3.	businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;

4.	the elimination of all forms of forced and compulsory labour;

5.	the effective abolition of child labour; and

6.	eliminate discrimination in respect of employment and occupation.

Environment:

7.	businesses should support a precautionary approach to environmental challenges;

8.	undertake initiatives to promote greater environmental responsibility; and

9.	encourage the development and diffusion of environmentally friendly technologies.

Addendum to the Code of Conduct

With the objective of a constant updating and taking into account recommendations contained in a European Commission document on corporate social responsibility of July 2002 and the dialogue between Eni and certain qualified international organizations, in its meeting of July 31, 2003 Eni’s Board of Directors approved the following addendum to the Code of Conduct:

Addendum to the Code of Conduct

In the Development of its international operations Eni is committed to the respect of human rights, the rights of workers, of safety and the environment and is inspired by a system of values and principles on transparency and correctness, energy efficiency, sustainable development as they are stated by international conventions. Eni operates in the reference framework confirmed by the Declaration of Human Rights of the United Nations, the basic conventions of the International Labor Organization and the OECD Guidelines for multinational companies on the issues of protection of labor rights, freedom of workers’ union, rejection of any form of discrimination, rejection of forced labor and of child labor, of any form of corruption, protection of dignity, health and safety in the workplace, respect for natural biodiversity and protection of the environment. Eni is also committed to contributing to the improvement in the quality of life and the social-economic development of the communities among which it operates and the creation of human capital at local level, deploying at the same time its business activities in domestic and foreign markets with methods compatible with healthy trade practices. All Eni operations are performed in the awareness of its social responsibility towards stakeholders in the belief that the ability to dialogue and interact with society at large are an important asset for the company. Eni is, therefore, committed to disseminate its corporate values and principles within the Group and outside it and at establishing adequate control procedures.

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synthetic presentation of results obtained

Within its commitment to creating sustainable and enduring value, capable of combining competitivity and sustainability, characterized by correctness of behaviours with all its stakeholders, Eni in 2003 continued its effort in improving its internal system of regulations for corporate governance, aimed at achieving integrity and transparency towards shareholders and stakeholders, at ensuring the reliability of its managers and a more equitable subdivision of its powers and stakeholders’ interests and, lastly, in strengthening a proper balance of management and control.

In 2003 Eni reviewed the role of the Board of Directors and the powers of the Managing Director; approved the regulation of the Internal Control Committee and the Compensation Committee, regulating their organization and activities.

In implementation of Legislative Decree No. 231/2001, which endorses the OECD guidelines on administrative responsibility of companies for the crimes of their employees and directors to their company’s advantage, Eni recently adopted a specific model of organization, management and control that can protect it from this kind of risks.

In 2003 Eni continued to develop the professional skills and innovative abilities of its workforce and to create a working environment based on correct relations, mutual respect and trust. Eni implemented and consolidated a new HR management and development system aimed at optimizing, hiring, training and development of employees and launched an HR and knowledge management program with specific focus on the enhancement of critical skills and corporate know-how tending to strengthen Eni’s international positioning.

In industrial relations, the constant dialogue with workers’ unions focused on engagement and transparency allowed Eni to sign a preliminary agreement on the renewal of collective contracts for about 80% of Eni’s employees. At international level, within the actions part of the European company committee, a project was launched for continuous training aimed at intercultural exchange and the enhancement of diversity within the Group.

With the objective of a coordinated and homogeneous management of HSE issues in terms of sustainability of operations, Eni defined a model management system and carried out audits monitoring the efficacy of management systems in business units and their compliance with the model.

Dialogue with the communities where Eni is present continued and tended to the implementation of all necessary measures for mitigating the impact of operations on the territory and to contribute to the achievement of expected growth and wellbeing of populations, while respecting local traditions and rights. During 2003 numerous projects were carried out, of these some concerned rural development and support to enterprises in Nigeria, Venezuela and Pakistan, the fight against AIDS at global and local level in Nigeria, where Eni cooperates with Unicef in a project aimed at preventing mother-child transmission of the HIV virus.

On the way to sustainable value

Along its path to the promotion of awareness and integration of ethical principles and values on sustainability and corporate social responsibility in the Group, in 2003 Eni provided various opportunities for confrontation and monitoring with operating units. This action was aimed at improving the ability to respond to international and local stakeholders’ requests and expectation of operating units and to increase Eni’s transparency, accountability and standing in the countries where it operates. In 2003 Eni continued to dialogue with the agencies that included Eni stock in their sustainability rating in order to support and improve its position. With the objective of giving value and visibility to the actions it performed in the field of corporate responsibility, Eni opened a new dedicated area on this issue in its corporate internet portal.

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Eni’s constant commitment to a sustainable energy system was carried out through actions for the reduction of emissions of greenhouse gases, including, among others, the prosecution of programs for a wider use of natural gas – the energy source with the lowest carbon content – promoting its integration with electricity. In line with the Italian endorsement of the Kyoto Protocol, Eni takes part in the national plan for the reduction of carbon dioxide emissions. Eni participates in the European emission trading system and, within the flexible mechanisms provided by the Protocol, is carrying out projects of clean development mechanisms and joint implementation.

With the aim of a continuous strengthening of its competitive advantage, Eni is engaged in the development of more and more efficient and environmentally friendly processes and products capable of providing cleaner energy at accessible costs. During 2003 Eni continued its research programs in challenging areas such as the development of hydrogen as energy vector from various primary sources and new technologies for the improvement and hydrocarbon extraction techniques, some of which transferred to the industrial level for the first time. Eni’s constant commitment to research and development, expressed also trough the cooperation with academic institutions and universities, allowed to achieve significant results in various segments, such as the manufacture of innovative fuels.

Recognition on financial markets

Eni’s progress in the area of corporate governance and social responsibility was widely recognized by financial markets and in 2003 Eni confirmed its domestic and international standing. For the third consecutive year Eni was included in the E. Capital Partners SpA’s Ethical Index Euro and Ethical Index Global, it was also included in the ASPI Eurozone Index (Advanced Sustainable Performances Indices) of the European rating agency Vigeo, which rates the performance of the 120 European companies listed in the Dow Jones Euro STOXX.

For the second consecutive year Eni obtained the maximum ethic rating among companies listed on the Italian Stock Exchange MIB 30 in the rating of the European Investment Agency based on the respect of certain ethical principles set by the United Nations, OECD, ILO and the European Union. Since 2000 Eni is included among the best Italian companies for their interpretations of corporate governance with specific respect to shareholders rights and obligations, information and organization of the Board of Directors in the analysis made by the consulting company Déminor. The rating agency Oekom Research, based on a survey of social and environmental sustainability of the oil and gas segment, included Eni among the companies that deployed their best efforts in pursuing a sustainable growth model. In Italy Avanzi SRI research, the Italian partner of the social and environmental rating agency SRI – within its periodic monitoring of the major listed Italian companies on the issues of corporate social responsibility rated Eni with top grades at 9.3/10 for its performance in corporate governance. Always in Italy, Eni received the Oscar di Bilancio, an award established by the Federazione delle pubbliche relazioni in 1954 for the rating of annual reports, in the group of listed and non listed large companies. Among the reasons for the award, the company mentioned accounting transparency and completeness of data presented, attention for corporate governance and social corporate responsibility and sustainability.

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corporate governance

Appropriate conduct

Due to the complex scenario in which Eni operates, the Board of Directors has deemed it appropriate to provide a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes within its group and externally in order to ensure that all Group activities are conducted in compliance with laws, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of shareholders, employees, suppliers, customers, commercial and financial partners and the communities where Eni operates. All those working for Eni, without exception or distinction, are committed to observing these principles within their function and responsibility and to make others observe them. The belief of working for the advantage of Eni cannot be a justification for behaviours contrary to such principles. These values are stated in a “Code of Conduct” whose observance by employees is evaluated by the Board of Directors. The Code of Conduct is published in Eni’s internet site (www.eni.it).

In its meeting of January 20, 2000 Eni’s Board of Directors resolved to adopt the Self-discipline Code of Listed Companies (the “Code”) and, pursuant to a thorough review of the matter, underscored how Eni’s organizational model is essentially in line with the principles expounded in the Code, as well as with related recommendations issued by Consob.

In accordance with the request of Borsa Italiana SpA, in particular the “Guidelines for the preparation of the yearly report on corporate governance” of February 12, 2003, follows information on Eni’s corporate governance system. In preparing this report account has been taken also of the “Guide to the preparation of the report on corporate governance” published by Assonime and Emittenti Titoli SpA in February 2004.

Eni’s organizational structure

Eni’s organizational structure follows the traditional model of companies in which management is exclusively entrusted to the Board of Directors the central element of Eni’s corporate governance system. Monitoring functions are entrusted to the Board of Statutory Auditors and accounting control is entrusted to external auditors appointed by Shareholders’.

The Board of Directors delegated specific powers to the Chairman and Managing Director, who are representative of the companies according to article 25 of Eni’s by-laws.

In accordance with the internationally accepted principles of corporate governance, the Board of Directors established committees with consulting and proposing functions.

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The Board of Directors: competencies, delegate powers and composition

In 2003 the Board of Directors thoroughly reviewed Eni’s corporate governance system; in addition to exclusive competencies entrusted to it by art. 2381 of the Civil Code, the Board has reserved the following tasks:

1.	to define corporate governance rules for the Company and Group companies, including the appointment, definition of functions and regulations of Board Committees;

2.	to define guidelines for the internal control system, based on indications provided by the relevant Board Committee, and monitor the effectiveness and modes of managing main corporation risks;

3.	to examine and approve the main features of corporate and Group organization, checking the effectiveness of the organization and administration setup prepared by the Managing Director;

4.	to determine – on proposal of the Managing Director – strategic guidelines and objectives at the Company and Group level;

5.	to examine and approve multi-annual strategic, industrial and financial plans at the Company and Group level;

6.	to examine and approve yearly budgets of Divisions, of the Company and the consolidated Group budget;

7.	to evaluate and approve quarterly accounts and related disclosure and any other period accounts and related disclosure provided for by the law and to compare quarterly results with planned results;

8.	to evaluate the general trends in operations with specific attention to possible conflicts of interest;

9.	to examine and approve strategically relevant agreements;

10.	to receive from Directors entrusted with specific powers timely reports describing the activities performed under such powers and the most relevant transactions, according to a specific previously agreed definition, and any atypical or unusual relations and transactions with related parties;

11.	to receive from Board Committees periodic reports on activities performed, according to previously agreed definitions and timetables;

12.	to attribute, modify and revoke powers to Directors, defining their limits and modes of execution, determining the compensation related to such powers, after consultation with the Board of Statutory Auditors. To deliver guidelines to empowered Directors and to recall to itself transactions included in the delegated power;

13.	to approve, based on the indications of the relevant committee, the adoption and implementation of share incentive plans and to define the compensation criteria of top managers;

14.	to appoint, revoke and delegate powers to general managers, on proposal of the Managing Directors and in agreement with the Chairman;

15.	to decide major sale and purchase transactions of the Company and to provide a pre-emptive evaluation of those concerning Group companies, in particular:

a)	sale and purchase transactions as well as conferral of real estate, investments, companies of amounts exceeding euro 50 million,

b)	capital expenditure in tangible and intangible assets with great significance for the Group in terms of strategic impact and risks, and however all those of amounts

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exceeding euro 100 million, as well as any initiatives of the Exploration & Production Division in new areas,

c)	the provision of loans from Eni or its subsidiaries to third parties,

d)	the provision from Eni of personal or real guarantees to third parties in the interest of Eni or its subsidiaries of an amount exceeding euro 50 million,

e)	the provision of loans from Eni or its subsidiaries to affiliates as well as of real and personal guarantees on their bonds of amounts exceeding euro 50 million and, in any case, if the amount is not proportional to the stake held in the affiliate;

16.	to examine and decide any proposal of the Managing Director concerning voting and appointment of members of the Board of Directors and the Board of Statutory Auditors of major subsidiaries;

17.	to formulate all the proposals of decisions to be presented to the Shareholders’ Meeting.

The Board entrusted the Chairman with powers to conduct strategic international relations and the Managing Director with all managing powers except those that cannot be delegated and those reserved to the Board.

In accordance with article 27 of Eni’s by-laws, the Chairman chairs the Shareholders’ Meeting, convenes and chairs Board of Directors meetings and oversees the implementation of decisions made by it.

In accordance with article 23 of Eni’s by-laws, the Chairman and the Managing Director report timely to the Board of Statutory Auditors, at least quarterly and at each Board meeting, on activities performed and major transactions of Eni and its subsidiaries, in particular on those entailing possible conflict of interest.

In accordance with article 17 of Eni’s by-laws, the Board of Directors is made up by 3 to 9 members. The present Board of Directors is made up by 8 members elected by the Shareholders’ Meeting of May 30, 2002 for a three-year term, their mandate expires with the Meeting convened to examine financial statements as of December 31, 2004. In the Meeting of May 30, 2002 the Economy and Finance Minister chose not to appoint one member of the Board, in agreement with the Minister of Productive Activities, as per article 6 of Eni’s by-laws. The appointment of the Board of Directors (except for the Director appointed by the Economy and Finance Minister) calls for a list vote in order to ensure presence of representatives of minority equity interests on the Board of Directors. The lists must be deposited at Eni’s headquarters at least ten days before the date set for the Shareholders’ Meeting in first call, published on newspapers with national distribution and include a resume of each candidate.

Board members must comply with the honorability and independence requirements provided for by applicable regulations, as well as the professionalism and experience required for performing their duties with efficacy and efficiency, to which they are expected to dedicate adequate time and resources.

The current Board of Directors is formed by the Chairman, Roberto Poli, the Managing Director, Vittorio Mincato, directors, Mario Giuseppe Cattaneo, Alberto Clô, Renzo Costi, Dario Fruscio, Guglielmo Antonio Claudio Moscato and Mario Resca. Roberto Poli, Vittorio Mincato, Dario Fruscio and Guglielmo Antonio Claudio Moscato and Mario Resca were candidates included in the list of the Ministry of Economy and Finance; Mario Giuseppe Cattaneo, Alberto Clô and Renzo Costi, were in the list presented by institutional investors coordinated by Arca SGR SpA. The Secretary of the Board of Directors is Mr. Piergiorgio Ceccarelli, a manager employee of Eni.

Based on information received, follows information on positions held in other Board of Directors or Boards of Statutory Auditors of listed companies, financial or insurance or

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large companies by members of Eni’s Board of Directors. Their professional curriculum is available on Eni’s internet site.

Roberto Poli

Chairman of the Board of Directors of Poli e Associati SpA; Board member of Mondadori SpA, Fininvest SpA, Merloni Termosanitari SpA and G.D. SpA; general partner of Brafin SapA.

Mario Giuseppe Cattaneo

Chairman of the Board of Directors of C.B.I. Factor SpA; Board member of Otis SpA, Unicredit Banca SpA, Unicredit Banca Audit SpA, Luxottica Group SpA and Banca Lombarda SpA; Deputy Chairman of the Board of Directors of Euromobiliare Fondi SpA and Euromobiliare Alternative Investments SGR SpA. Chairman of the Board of Statutory Auditors of Assifit SpA, B.P.B. Assicurazioni SpA, B.P.B. Assicurazioni Vita SpA, B.P.B. Partecipazioni Assicurazioni SpA, Humanitas Mirasole SpA (sanitario), Italiana Assicurazioni SpA, Mediofactoring SpA, Sanpaolo Leasing SpA, Sara SpA, Sara Vita SpA and Sia SpA.

Alberto Clô

Chairman of the Board of Directors of Aeroporto G. Marconi di Bologna SpA; Board member of GTP Holding SpA, ASM Brescia SpA, SAGAT SpA and Società Autostrade SpA.

Renzo Costi

Board member of Editrice Il Mulino SpA.

Mario Resca

Chairman of the Board of Directors of McDonald’s Italia SpA and Italia Zuccheri SpA; Board member of Mondadori SpA. Special manager of the Cirio Del Monte Group, under special management.

On January 28 and February 26, 2004, Eni’s Board of Directors, in accordance with the provisions of the Code, evaluated the statements presented by Board members and established that non executive Board members are independent as they do not have any economic relationship with Eni and Eni Group companies, with the Managing Director and with the Ministry of Economy and Finance, Eni’s major shareholder, such as to bias their autonomous judgment nor are they close relatives of the Managing Director. The Managing Director of Eni is an employee of Eni.

Eni’s by-laws do not indicate a specific frequency of meetings. In 2003 the Board of Directors met 19 times (13 in 2002) for an average length of four hours per meeting. The public is informed of the dates of meetings convened for the approval of periodic reports as provided for by applicable laws as well as the dates of Shareholders’ Meetings.

The Board of Directors defined the rules for the calling of its meetings; in particular, the Chairman convenes Board meetings, and, in concert with the Managing Director, defines agenda items. Notice is sent by mail, fax or e-mail within five days of the meeting’s date, at least 24 hours in advance in case of urgency. Eni’s by-laws allow meetings held by teleconference.

Board members receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions, except for urgent cases and those for which confidentiality is deemed necessary.

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In 2003 on average 91% of Board members participated to Board meetings and 90% of independent non executive Board members.

Board member compensation is determined by the Shareholders’ Meeting, while remuneration levels of the Chairman and Managing Director are determined by the Board of Directors, based on proposals of the Compensation Committee and after consultation with the Board of Statutory Auditors. In line with Consob provisions, the section “Other Information” of Eni SpA statutory financial statements indicates: (i) compensation paid to Board members, Statutory Auditors and General Managers; (ii) subscription rights for Eni shares assigned within three years for no consideration (stock grant) and stock options attributed to the Managing Director and to General Managers; (iii) number of shares of Eni SpA and of Eni companies held by Board members, Statutory Auditors and General Managers. Information as per (i) and (ii) are included also in the notes to Eni SpA’s statutory financial statements.

On May 30, 2002 the Shareholders’ Meeting determined the annual compensation of the Chairman (euro 250,000) and of Board members (euro 68,000). It also determined a variable compensation up to a maximum of euro 80,000 for the Chairman and euro 20,000 for each Board member to be paid in accordance with Eni’s positioning as compared to the other seven major international oil companies for market capitalization in terms of total return to shareholders in the reference year. The variable portion of compensation is paid to the Chairman for euro 80,000 or euro 40,000 and to each Board member for euro 20,000 or euro 10,000, respectively, if Eni’s return to shareholders is rated first or second, or third or fourth in the rating of return to shareholders of the seven major oil companies. Below fifth position no variable compensation is paid. In the meeting of June 19, 2003, the Board confirmed that Eni in 2002 rated first in the mentioned positioning. In addition, Board members receive euro 1,000 for the participation to each meeting of the Board and of Board committees, along with any expense incurred for performing their duties.

With reference to the powers delegated to the Chairman and Managing Director, the Board of Directors determined their compensation, made up of a fixed and a variable part.

The variable part of the compensation of Chairman and Managing Director, as well as the variable part of the compensation of Eni’s top management (General Managers of divisions and managers holding positions directly reporting to the Chairman and Managing Director) is related to the achievement of specific economic and operating objectives (profitability, efficiency, strategic projects) and share price objectives (price of Eni shares, comparative total return to shareholders). With reference to Eni’s performance in 2002, 46% of the remuneration of the Chairman and of the Managing Director was variable, 41% of that of the top management. The variable part of compensation includes, beside the monetary component, Eni’s stock grant plans (see specific information on stock options and stock grants in the section “Other Information” of Eni SpA’s statutory financial statements).

Board committees

In order to carry out its tasks more effectively, the Board of Directors has instituted three advisory Committees: the Internal Control Committee and Compensation Committee, which were formed exclusively by independent, non-executive Board members in 2003, and the Oil & Gas Committee in which also the Managing Director participates. Board members do not receive additional compensation for performing their functions in Board committees.

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The Committees are formed as follows:

Internal Control Committee: Mario Giuseppe Cattaneo (Chairman), Alberto Clô, Renzo Costi and Guglielmo Antonio Claudio Moscato.

Compensation Committee: Mario Resca (Chairman), Mario Giuseppe Cattaneo, substituted in February 2004 by Roberto Poli, and Renzo Costi.

Oil & Gas Committee: Alberto Clô, Dario Fruscio, Vittorio Mincato and Guglielmo Antonio Claudio Moscato.

The Code suggests the creation of a “Committee for appointment proposals” in the companies with shares held widely by the public, especially when the Board notices that shareholders find it difficult to prepare proposals for appointments. This committee has not been formed because, as mentioned above, candidate lists are usually accompanied by the candidates’ curricula.

Internal Control Committee

The Internal Control Committee, established by the Board of Directors in 1994, based on the decisions adopted by the Board on October 18, 2000 and November 7, 2003, holds functions of supervision, counsel and proposal in the area of monitoring general management issues.

In the meeting of November 7, 2003 the Board approved the Committee’s regulation and specified its functions (the regulation is available on Eni’s internet site). In its meeting of November 28, 2003 the Board appointed Mario Giuseppe Cattaneo Chairman of the Internal Control Committee.

In the course of 2003 the Internal Control Committee convened 11 times, with an average participation of 86% of its members, and has accomplished the following: (i) reviewed the audit programs prepared by Eni SpA’s and Group companies’ internal audit functions; (ii) reviewed and evaluated results of Eni SpA’s and Group companies’ internal auditing procedures; (iii) met with top level representatives of administrative functions in the main subsidiaries, chairmen of boards of statutory auditors and partners responsible for external audit companies to examine the essential features of 2002 financial statements with specific reference to extraordinary transactions, transactions with related parties and relations among functions entrusted with controls in Eni SpA and its subsidiaries; (iv) monitored the development of the operational model of the internal audit function; (v) met with the Group’s main external auditor in order to discuss the requirements of new US legislation, including that relating to the function of auditors; (vi) reviewed its regulation in order to adjust it to the “July 2002 revised edition” of the Self-discipline Code of the Committee for Corporate Governance of listed companies and integrated it, wherever compatible with Italian laws, with the provisions of the Sarbanes-Oxley Act; (vii) reviewed the situation of appointments of external auditors of main group companies, the relevant accounts and the opinions contained in the reports of external auditors of Eni’s Italian subsidiaries; (viii) examined the issues related to the option of appointing to additional functions companies belonging to the network of the external auditors, expressing its opinion; (ix) defined the additional functions that can be requested to the external auditors; (x) examined and monitored the activities devised by Eni for the compliance with rules introduced by Legislative Decree No. 231/2001 as amended; (xi) extended the scope of work of the Group’s main external auditor to listed subsidiaries and analyzed the operating modes of the bidding process for the conferral of the function of external auditors for the 2004-2006 period.

In January 2004, the Committee examined the results of the bid and expressed to the Board its favourable opinion for the identification of PricewaterhouseCoopers as external auditor for 2004-2006 financial statements.

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Compensation Committee

The Compensation Committee, established by the Board of Directors in 1996, proposes incentive schemes for managers and the yearly remuneration of the Chairman and Managing Director to the Board of Directors and overviews the criteria used in determining compensation of the Group’s top management.

In 2003, the Committee met three times, with an average participation of 90% of its members, and accomplished the following: (i) reviewed the objectives of the 2003 Group Performance and Incentive Plan and the results of the 2002 plan, with reference to the proposal to the Shareholders’ Meeting to authorize the Board of Directors to use own shares for the 2003-2005 Stock Grant Plan (see “Incentive plans for Eni managers with Eni stock” in the section “Other Information” in Eni SpA statutory financial statements); (ii) examined the assignation schemes of the stock option and stock grant plans for 2003 to be approved by the Board of Directors; (iii) examined the results of 2002 in order to determine the fixed and variable remuneration of Directors and the proposal concerning the variable part of the remuneration of the Chairman and Managing Director; (iv) reviewed the guidelines and criteria of the remuneration policy for Group managers.

In the meeting of February 26, 2004 the Board approved the Committee’s regulation and specified its functions (the regulation is available on Eni’s internet site). In the same meeting the Board appointed Mario Resca as Chairman of the Compensation Committee.

Oil & Gas Committee

The Oil & Gas Committee, established by the Board of Directors in 2002, is entrusted with the monitoring of trends in oil markets and the study of their aspects.

In 2003 the Oil & Gas Committee met three times, with an average participation of 95% of its members, and examined: (i) the issue “Hydrocarbons in the Caspian basin: problems and perspectives” with particular attention to the various options related to the transmission of hydrocarbons from Eni’s production sites in Kazakhstan. To this end market aspects, economic and geopolitical issues were examined for each transportation route. Further study is ongoing on this matter; (ii) the issue “Eni’s growth options by external lines”. The international oil scenario and the behaviour of Eni’s main competitors were analyzed in terms of growth, portfolio and efficiency policies in order to base Eni’s strategic considerations on international growth opportunities in the short, medium and long-term.

Board of Statutory Auditors and other control entities

The Board of Statutory Auditors, in accordance with article 149 of Legislative Decree No. 58/1998, monitors the respect of laws, of Eni’s memorandum of association, of the principles of proper administration, the adequacy of the company’s organizational structure for the parts concerning administration and accounting, internal controls and Eni’s administration and accounting systems, as well as its reliability in presenting information properly and the adequacy of regulations imposed to subsidiaries according to article 114, line 2 of the mentioned decree.

The Board of Statutory Auditors comprises five auditors and two substitute auditors, all appointed by the Shareholders’ Meeting of May 30, 2002 for a three-year term, their mandate expires with the Meeting convened to examine financial statements as of December 31, 2004. The Chairman was appointed on May 29, 2002 with decree of the Minister of Economy and Finance in consultation with the Minister for Productive Activities, in accordance with

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article 6 of Eni’s by-laws. The Board of Statutory Auditors is appointed in accordance with articles 17 and 28 of Eni’s by-laws, which call for a list vote in order to ensure presence of representatives of minority equity interests on the Board of Statutory Auditors. Auditors are autonomous and independent even from the shareholders who elected them. The lists of candidates include a resume of each candidate and are deposited at the company’s headquarters at least 10 days before the date of the Shareholders’ Meeting in first call and are published on national newspapers.

On December 19, 2001 Eni’s Shareholders’ Meeting modified art. 28 of Eni’s by-laws in order to include the provisions contained in the Decree of the Minister of Justice No. 162 of March 30, 2000, concerning the honorability and professional requirements of auditors of listed companies. Eni’s by-laws state that at least two auditors and one substitute auditor are chosen among chartered auditors and must have performed auditing activities for at least three years and that auditors not provided with these requirements must be chosen among those provided with the level of professionalism described in Decree No. 162/2000. For the purposes of said Decree, the by-laws define as related subjects commercial law, corporate economy and finance, engineering and geology. Eni’s auditors are all chartered auditors.

The Board of Statutory Auditors is made up of the Chairman, Andrea Monorchio, four auditors, Luigi Biscozzi, Paolo Andrea Colombo, Filippo Duodo and Riccardo Perotta, and two substitute auditors, Fernando Carpentieri and Giorgio Silva. The resumes of auditors are published in Eni’s web site. Paolo Andrea Colombo, Filippo Duodo and Fernando Carpentieri were candidates in the list of the Ministry of Economy and Finance; Luigi Biscozzi, Riccardo Perotta and Giorgio Silva were candidates in the list presented by institutional investors coordinated by Arca SGR SpA.

Statutory auditors receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions. Eni’s by-laws allow meetings held by teleconference.

On May 30, 2002 the Shareholders’ Meeting determined the compensation for the Chairman of the Board of Statutory Auditors and each Auditor amounting to euro 87,000 and euro 58,000 respectively and euro 1,000 for the presence to each meeting, as well as payment of reasonable attendance expenses.

As provided for by Italian laws, external auditors must be a chartered company and are appointed by the Shareholders’ Meeting. Eni’s external auditors, PricewaterhouseCoopers SpA, were appointed by the Shareholders’ Meeting of June 1, 2001 for a three-year term ending with the Meeting approving financial statements for 2003.

Eni is subject also to review by the Court of Accounts, in the person of a Magistrate delegated to control, Mr. Luigi Schiavello (alternate Mr. Angelo Antonio Parente).

Eni’s shareholders

Eni share capital at December 31, 2003 amounted to euro 4,002,922,176, fully paid and is represented by 4,002,922,176 ordinary shares of nominal value euro 1 each. Shares are not divisible and give right to one vote. Shareholders can exercise the rights provided by the law.

According to article 6 of Eni’s by-laws, no single shareholder can hold Eni shares amounting to more than 3% of Eni’s share capital.

According to articles 17 and 28 of Eni’s by-laws, each shareholder can present or participate in presenting only one list; shareholders representing al least 1% of voting shares at an ordinary meeting have the right to present lists for the appointment of directors and auditors other than those appointed according to article 6.2 letter d of Eni’s by-laws.

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Based on information available and received in accordance with Consob decision No. 11971/1999, as of December 31, 2003, shareholders holding more than 2% of Eni’s share capital were:

Shareholders	Shares held	% of capital
Ministry of Economy and Finance	813,443,277	20.32
Cassa Depositi e Prestiti SpA	400,288,338	10.00
Eni SpA (own shares)	230,568,453	5.76

Based on information received from the banks charged with the payment of dividends for 2002, the shareholders breakdown by area and amount of shares held was the following:

Shareholders by area

Shareholders	Number of shareholders	Number of shares	% of capital (1)
Italy	410,226	2,488,138,911	62.18
UK and Ireland	1,196	319,449,120	7.98
Other EU	4,023	695,127,173	17.37
USA and Canada	1,538	172,857,603	4.32
Rest of world	1,225	97,783,148	2.44
Own shares at the dividend date		224,339,092	5.61
Other	n.a.	4,128,879	0.10
Total	418,208	4,001,823,926	100.00

Shareholders by amount of shares held

Shareholders	Number of shareholders		Number of shares	% of capital (1)
>10%	1	(2)	1,213,731,615	30.33
3%-10%	1	(3)	142,250,671	3.56
2%-3%	2	(4)	218,539,657	5.46
1%-2%	9		506,927,839	12.67
0.5%-1%	8		217,382,914	5.43
0.3%-0.5%	10		150,594,193	3.76
0.1%-0.3%	37		250,186,901	6.25
≤ 0.1%	418,140		1,073,742,165	26.83
Own shares at the dividend date			224,339,092	5.61
Other	n.a.		4,128,879	0.10
Total	418,208		4,001,823,926	100.00

(1)	At the dividend payment date, June 26, 2003 (ex-dividend date was June 23, 2003).

(2)	The shareholder Ministry of Economy and Finance informed it decreased its shareholding by 10%.

(3)	The shareholder Banca Monte dei Paschi di Siena informed it decreased its shareholding from 3.56 to 0.03%.

(4)	The following shareholders informed the decrease of their shareholdings: Banca di Intermediazione Mobiliare IMI SpA from 2.80 to 1.63%, Caboto Holding from 2.66 to 0.86%.

Special powers of the State - golden share

Eni’s by-laws in article 6.2, which applies article 2, line 1 of Law Decree No. 332 of May 31, 1994, modified and converted into Law No. 474 of July 30, 1994, attributes to the Minister for Economy and Finance, in agreement with the Minister for Productive Activities, the following special powers: (a) approval or disapproval of the acquisition of material interests representing at least 3% of the share capital of Eni SpA having the right to vote at ordinary Shareholders’ Meetings; (b) approval or disapproval of shareholders’ agreements or other arrangements (as defined by article 122 of Legislative Decree No. 58 of February 24, 1998)

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involving 3% or more of the share capital of Eni SpA having the right to vote at ordinary Shareholders’ Meetings; (c) veto power with respect to shareholders’ resolutions to dissolve Eni SpA, to cause a transfer, merger or demerger, to transfer the registered office of Eni SpA outside Italy, to change the corporate purposes or to amend or modify any of the special powers described in this section; (d) appointment of a Board member and an auditor. The Minister of Economy and Finance made use of the powers described under (a) in order to allow a merchant bank to own shares of Eni SpA to be resold on the market following an IPO, but it never made use of the powers described under (b) and (c).

The exercise of these special powers is regulated by the mentioned law and by a regulation published by the President of the Council of Ministers on February 11, 2000.

Article 4 of Law No. 350/2003 (2004 budget law), lines 227 to 231, introduced changes to Law No. 474 of July 30, 1994 concerning the exercise of special powers by the Government in “companies directly or indirectly controlled by the State operating in the fields of defence, transports, telecommunications, energy sources and other public services” (the so called golden share). Line 231 states: “The by-laws of companies conferring special powers to the State shall be amended according to the provisions of lines 227 to 230”. This amendment is subject to the issue of specific decrees by the President of the Council of Ministers concerning the identification of companies: (i) “in whose by-laws before any deed is approved that determines the loss of control, a new clause needs to be introduced with decision of an extraordinary Shareholders’ Meeting attributing to the Minister of Economy and Finance the title to exercise one or more special powers in consultation with the Minister for Productive Activities” (line 227); (ii) “from whose by-laws a decision of an extraordinary Shareholders’ Meeting must cancel any clause attributing one or more special powers to the Minister of Economy and Finance” (line 229). Furthermore, always with decree of the President of the Council of Ministers to be issued within 90 days from the entry into force of the budget law, (iii) “the criteria must be identified for exercising special powers, limiting their use only to the case of prejudice to the interests of the State” (line 230).

Shareholders’ Meetings

The Shareholders’ Meeting is the institutional meeting point of shareholders and the management of the company. During meetings shareholders can request information on issues in the agenda and on the general management of the company. Information is provided within the limits of confidentiality of price sensitive information.

The ordinary Shareholders’ Meeting performs the functions described in article 2364 of the Civil Code and the extraordinary Shareholders’ Meeting the ones described in article 2365, besides the others provided for by other laws.

With the aim of facilitating the attendance of shareholders, calls for meetings are published on Italian and foreign newspapers, Eni’s by-laws allow vote by correspondence and the collection of powers of attorney in articles 13 and 14. On December 4, 1998 Eni’s approved a regulation for its meetings, available on Eni’s internet site, in order to guarantee an efficient deployment of meetings, in particular the right of each shareholder to express his opinion on the items in the agenda.

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Investor relations and information processing

In concert with the launch of its privatization process, Eni adopted a communication policy aimed at promoting an ongoing dialogue with institutional investors, shareholders and the markets to ensure systematic dissemination of exhaustive and prompt information on its activities, with the sole limitation imposed by the confidential nature of certain information. Information made available to investors, markets and the press is provided in the form of press releases, regular meetings with institutional investors and the financial community and the press, in addition to general documentation released and constantly updated on Eni’s internet site and sites of the Group’s main companies. Investor and shareholder relations are handled by special Eni functions.

Relations with investors and financial analysts are held by the Investor Relations office. Information is available on Eni’s web site and can be requested to the investor.relations@eni.it mailbox.

Relations with the press are held by the manager heading the Relations with the press unit.

Relations with shareholders are held by the Corporate Secretary office. Information is available on Eni’s web site and can be requested to the segreteriasocietaria.azionisti@eni.it mailbox and the toll-free number 800940924.

Information regarding period reports and major events/transactions as well as procedures concerning corporate governance is promptly released to the public, also through the internet site. A specific section of Eni’s site contains all press releases, presentations provided in meetings with the press and financial analysts, notices to shareholders and bond holders and information concerning shareholders’ and bond holders’ meetings, including proceeds thereof. Documents available to the public free of charge are mailed on request.

Eni is aware that financial information plays a crucial role in the functioning of capital markets and in the creation and maintenance of satisfying relationships between the company and its increasingly wide area of stakeholders. Eni is also aware that investors’ trust in listed companies is one of the essential elements for the functioning of global economy. Investors must be able to rely on the absolute moral integrity of persons responsible of key positions in companies and on their respect of corporate codes of conduct, procedures and rules. Eni’s commitment to provide investors and markets with truthful, complete, transparent, timely and selective financial information is confirmed by its Code of Conduct, that identifies the fundamental values for the deployment of its activities in the completeness and transparency of financial information, the formal and substantial legitimacy of behaviour of its employees at any organizational level and the clarity and truthfulness of its accounting, in accordance with laws and regulations in force.

On December 18, 2002, Eni’s Board of Directors approved a “Procedure for the disclosure of information to the market concerning Group activities” published on Eni’s internet site. The procedure acknowledges Consob guidelines and the “Guidelines for information to the market” issued in June 2002 by the Ref Forum on company information, defines the requirements for disclosure to the public of price sensitive events (materiality, clarity, homogeneity, information symmetry, consistency and timeliness) and the information flows for acquiring data from Group companies and providing adequate and timely information to the Board and the market on price sensitive events. It also contains sanctions applied in case of violation of its rules.

Eni’s Code of Conduct defines confidentiality duties upheld by Group employees relating to the treatment of sensitive information.

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Internal dealing

In compliance with the provisions contained in the Rules of the markets organised and managed by Borsa Italiana SpA (the Italian Stock Exchange), and in the text modified by Consob with Resolution 13655 of July 9, 2002, on December 18, 2002 Eni’s Board of Directors has approved the Code of Conduct for Internal Dealing (published on Eni’s internet site) concerning transactions involving financial instruments issued by Eni SpA and its listed subsidiaries. This Code, in force from January 1, 2003, contains the provisions that govern public disclosure obligations and limitations regarding transactions involving financial instruments issued by Eni and by its listed subsidiaries executed on their own behalf by relevant persons. Relevant persons have been identified to be: (i) Board members and auditors of Eni, the Magistrate of the Court of Accounts delegate inspector; (ii) the managers directly reporting to the Chairman and the Managing Director of Eni and the managers directly reporting to the aforementioned first line of managers.

According to the Code, the market has to be informed at the end of each calendar quarter about the operations carried out by relevant persons if their amount in each calendar quarter exceeds euro 35,000 (the limit set by the Rules of the Italian Stock Exchange is euro 50,000) while the market has to be informed without delay of transactions if their amount exceeds 175,000 in each six-month calendar period (the limit set by the Rules of the Italian Stock Exchange is euro 250,000).

The stock options exercise in connection with stock option plans and the sale of shares acquired in connection with stock option and stock grant plans are to be taken into account with reference to the above mentioned limits.

The Code on Internal Dealing prevents relevant persons from carrying out transactions on the financial instruments issued by Eni SpA and its listed subsidiaries in the fifteen working days preceding the meetings of the Board of Directors of Eni SpA convened to review the financial statements and the preliminary results as well as, if not announced in the previous cases, the meeting of the Board resolving on the dividend proposal to the Shareholders’ Meeting. This prohibition does not apply to the option exercise in connection with stock option and stock grant plans, provided that shares are not sold in said periods.

Law No. 231/2001

In the meetings of December 15, 2003 and January 28, 2004 the Board of Directors approved a “Model for organization, management and control according to Legislative Decree No. 231/2001” which provides for the administrative responsibility of persons, companies and partnerships, according to article 11 of Law No. 300 of September 29, 2000 and established a monitoring unit. The principles of the “231” model are published on Eni’s internet site. The criteria for the preparation of this model are those included in a guidebook prepared by Confindustria.

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Eni was awarded the Oscar di Bilancio 2003, an award created in 1954 by the Federazione delle relazioni pubbliche, as well as the award for the group “Large listed and non listed companies” with the following motivation: “All the information included in Eni’s financial statements represent well the context in which Eni operates at international level, with great focus on economic-financial information, mission and results. Accounting transparency, completeness of data, proper reclassifications and the economic-financial results determined following accounting standard required at the New York Stock Exchange, are the main features of financial statements available on line in Italian and English”.

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In December 2003 the Financial Times newspaper published its “Europe Top 150 Corporate Websites”, a rating of the best 150 companies using the web as a means of communicating with markets. Eni ranked 45 and is the first Italian company and the only one of those included in MIB 30.

Déminor Rating in its “Trends and Ratings 2003” report on corporate governance included Eni in the three best Italian companies in the field of rights and obligations of shareholders, information and composition of Board of Directors. Eni is the only Italian company mentioned in all three fields of corporate governance rated.

Governance Metrics International of New York in its February 2004 report attributed to Eni a 6.5 rating at world level. Within its 32 unit sample of Italian companies, Eni scored 10, the maximum vote awarded. The report compared six different aspects of corporate governance in over 2,100 companies in the world.

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development of human resources and working standards

The commitment to the development and enhancement of persons as determining factor of growth strategies and for achieving long-term competitive advantage for its core business is part of Eni’s cultural position and value system.

Eni pays great care in creating an environment oriented to mutual respect and trust between employees and their company and among employees. Eni invests in the continuous improvement of work conditions and standards, favors group spirit and the assumption of responsibilities by individuals, fosters the development of a homogeneous culture as a basis of a corporate identity, maintaining a constant and open dialogue with workers’ representatives.

In this sense, a crucial role is played by training, the valorization of distinctive characteristics and experiences of persons coming from different countries and cultures, the exchange of know-how, the planning and development of new professional skills capable of reflecting, supporting and enhancing Eni’s international standing.

In 2003 Eni’s constant commitment to improving policies and tools for enhancing the value of human resources was focused on the following issues: (i) consolidation of the organization by divisions of Eni SpA; (ii) completion and implementation in Italy of the new human resources management and development system and actions for making initiatives in HR more homogeneous and to the point at international level; (iii) focus on planning of personnel, knowledge management systems in an innovative and integrated way; (iv) internal communication; (v) focus on selection and training of employees; (vi) further consolidation and development of the industrial relation model at international and local level.

Consolidation of the organizational model

With the incorporation of AgipPetroli and the creation of the Refining & Marketing Division, Eni completed its new organization.

The operating integration of marketing activities of the Gas & Power Division continued in Italy and abroad. Eni further developed its centralised service system as a support to the Group’s businesses as concerns the organizational setup and operating mechanisms of administrative and ICT services.

At the level of human resources, the professional service units across all divisions of Eni has been implemented in Italy, also by means of a simplification and homogenization of procedures and working standards.

New HR management and development system and internationalization

In this area special attention has been paid to the preparation of reference professional models by business areas and support and staff functions, on which to base the activities of recruiting, management, training and development of human resources. With the aim

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of providing efficient response to the mentioned requirements, the new system is articulated as follows: planning, decentralization, internal marketing and control.

The constant monitoring of HR performance indicators, by means of a specific project, that already produced its first summary report, will allow to control the implementation of plans and to obtain useful clues for governing such a complex and decentralized system such as the HR system.

Rules and methods developed in Italy in this area apply also outside Italy; the features of international markets and the constant strengthening of Eni’s presence in the world required however the introduction of complementary actions such as: the definition of new rules for the management of international personnel; the introduction of innovative contracts and compensation schemes consistent with the features of labor markets in the countries where Eni operates; the establishment of Eni International Resources Ltd (with headquarters in London), excellence center for the identification, selection and management of highly skilled international staff, available to operate anywhere in the world; the establishment of a central unit for coordinating HR employed outside Italy providing a better integration of international staff management actions and representing a reference point for divisions and companies of the Eni Group.

HR Planning and Knowledge Management

The need to adjust human resources and corporate know-how to the requirements of professional capabilities that are fundamental for Eni’s business strategies led to the implementation of an HR Planning and Knowledge Management program aimed at identifying:

-	a model for planning and developing the skills critical in the medium-long-term consistent with the wider model of business planning;

-	a model for managing knowledge and information allowing for an efficient transformation of individual knowledge into organizational knowledge and a faster professional maturation.

Internal communication

The aim of internal communication is to contribute to the dissemination and sharing of values, knowledge, information and to promote integration and the development of Group identity.

Eni completed the integration of all existing intranets by introducing a very innovative portal that includes numerous functions. Institutional functions, such as the publication of general information and services that simplify the most relevant support activities in a self-service fashion. Operational functions, whose objectives are strictly related to the management of specific processes. Knowledge management systems. All Eni SpA employees in Italy are

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connected to this portal, structured by theme channels, while connection is expected to be spread also to Eni’s subsidiaries and to sites outside Italy.

A bimonthly magazine, Personae, started its publication addressed to all Eni employees. Each issue has monographic character and contains articles of internal and external experts, with the aim of promoting knowledge dissemination and consolidating Eni’s culture.

Recruiting and training

The promotion of corporate culture, of knowledge and skills of human resources is also the outcome of the training of Eni employees in Italy and outside Italy and the constant relations with the world of academia and science.

In 2003, through Eni Corporate University SpA (ECU), Eni’s company in charge of training, development and knowledge dissemination, a new study area on energy and hydrocarbons was created at the school for chemical and mechanical engineering of the Milan Polytechnic, a three-year plan was implemented for 4 post-graduate Master courses in this field at the engineering schools of the Bologna University and Turin Polytechnic, and in the field of corporate governance at the Catholic University of Milan and Rome Three University.

Eni undertook various initiatives for promoting interactions between students and businesses: events dedicated to the Eni Group, workshops and meetings with young graduates, participation to qualified career days.

The Scuola Mattei continued its activities in the field of post-graduate training in the areas of economy, energy and the environment through its MEDEA master courses that aim at transferring along with technical and professional skills also Eni’s system of values. Through ECU Eni adhered to the European Academy of Business in Society, promoted by CSR Europe, that intends to create a network of business schools and companies promoting training to new managing skills in terms of ethics and corporate social responsibility.

In 2003 a total of 1,251,210 training hours were provided to employees, with an increase of 39,460 training hours over 2002, up 3.3%. About 92% of training was devoted to technical-vocational training, while 8% was devoted to manager training. A total of 111,963 employees were involved, of these over 5,500 were managers. E-learning schemes have been added to traditional courses, thus integrating remote and in-house training.

Industrial relations

Eni’s system of industrial relations based on principles of constructive partnership and transparency and a constant and fruitful dialogue with workers’ unions, was renewed in 2001 according to a strategy that strengthens and organizes the presence of unions in corporate life. This allowed to meet some important objectives in the reorganization of a complex system.

Based on this premise, in December 2003 employers and workers’ unions signed an anticipated renewal agreement concerning compensation in the energy, oil and chemical segments affecting about 80% of all Eni employees in Italy.

In the area of international industrial relations, Eni and workers’ unions designed and started the first project for constant training at European level, which finds its origin in the agreements defined in the European Company Committee in 2002. This experimental project aims at developing intercultural communication, knowing and understanding different cultures and giving value to differences. Projects sponsored by ECU will promote training of individuals to deploy an efficient behavior in multicultural environments and the creation corporate tools creating adequate conditions for favoring, supporting and defending these behaviours. As concerns the European Company Committee, in cooperation with workers’ unions, a web

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page in Eni’s portal is dedicated to the Committee’s activities on Eni’s portal for facilitating exchange of information and contacts between workers and their representatives in European countries.

In the framework of the “agreement on industrial relations at transnational level and on the social responsibility of corporations” signed on November 29, 2002, Eni and Italian and European trade unions in their annual meeting approved guidelines for its implementation. The meeting ended with the presentation of the agreement’s text translation in seven languages – Italian, English, French, Spanish, Portuguese, Russian and Arabic – and with Eni declaring its commitment to implement the agreement in a fruitful partnership with workers’ unions. In particular, working groups were set up for evaluating the current situation and suggesting possible action, in particular in the areas of health, safety, industrial relations and working standards.

Eni and its workforce

In the past few years, following some relevant international acquisitions, Eni’s employees outside Italy increased significantly, until they reached in 2003 nearly 45% of the total, thus enriching Eni’s international dimension and improving its competitivity on international markets. A culturally open and heterogeneous workforce and greater diversity in the wealth of professional skills within the Group represent indispensable factors for facing the new global challenges.

At December 31, 2003, Eni’s employees were 76,521 with a decrease of 4,134 employees (down 5.1% over 2002), of which 1,447 persons in Italy (down 3.3%) and 2,687 persons outside Italy (down 7.3%). Employees hired in Italy were 42,235 (55.2% of all Group employees), of these 39,863 were working in Italy, 2,178 outside Italy and 194 on board of vessels. As compared to 2002, the 1,447 unit decline in employees was due to changes in consolidation (105) and to the balance of persons leaving their job and new hiring (1,342).

Employees hired and working outside Italy at December 31, 2003 were 34,286 (44.8% of all Group employees), with a 2,687 persons decrease mainly due to the negative balance (down 2,952 persons with fixed-term contracts) of persons leaving the job (Saipem in Kazakhstan) and new hiring (Snamprogetti), offset only in part by the purchase of Mol-Gaz (265 employees).

The process of efficiency improvement and search for new skills and know-how continued in 2003 with a total of 3,397 persons dismissed, of these 2,622 had an open-end contract and 775 a fixed-term contract, and 2,055 persons hired, of which 772 persons with a fixed-term contract and 1,283 with open-end contracts, which confirms Eni’s commitment to a stable workforce. Most of new employees, that represented 2.7% of total employees, had university qualifications (678 persons of which 405 are engineers) and 562 persons had a high school degree, thus improving the qualitative mix of production units.

	(units)
Employees at year-end	2001	2002	2003
Exploration & Production	7,533	7,715	7,718
Gas & Power	14,286	13,317	12,982
Refining & Marketing	15,172	13,757	13,277
Petrochemicals	12,479	7,258	7,050
Oilfield Services Construction and Engineering	18,632	29,091	26,457
Other activities	4,303	7,012	6,380
Corporate and financial companies		2,505	2,657
	72,405	80,655	76,521

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sustainable development

Eni deploys its activities in Italy and outside Italy with a constant commitment to the transfer of knowledge and know-how, to cooperation with local communities in order to contribute to the enhancement of their original abilities and specific competitive advantages, to the promotion of the basic factors of sustainable development, which include the respect of human, social, and cultural rights of indigenous populations and the protection of their territory and environment. With reference to the latter, Eni pays special attention to the management of its various business areas not only for what concerns safety of work conditions, but also the respect for the territory and the consequences of work performed. As concerns HSE, Eni adopted an integrated model aimed at the management of organizational and operational aspects.

Eni pursues the development of a sustainable energy system both at local level, e.g. by means of specific projects aimed at the industrial use of associated gas for electricity generation, and at international level, by participating to the definition of strategies tending at reaching the goals of the Kyoto Protocol. Good examples of this are the use of natural gas, an energy source with low carbon content and the development of technologies for separation and long-term storage of carbon dioxide.

It is a global commitment amend at understanding how and to what extent industrial activities affect the life of populations, at conciliating their expectations and needs with Eni’s business objectives and with the need to react promptly to new and ever growing operating challenges.

Responsibility toward the territory

A process of sustainable development cannot neglect the respect of human rights in their widest sense, since this is an integral part of a responsible vision of business. Eni fully agrees with the orientation expressed by the United Nations Organization according to which “the right to development is an inalienable human right and an integral part of basic human liberties” and, as stressed in the addendum to its Code of Conduct approved in 2003, Eni confirmed its adhesion to the system of values expressed in the Declaration of Human Rights of the United Nations, the basic conventions of the International Labour Office and the Guidelines for multinational companies set by the OECD.

In all the countries where it operates, Eni is committed to playing a positive role in providing significant sustainable development prospects to the communities it works with in terms of workplaces, increase in income, improvement of life conditions, food, education, availability of infrastructure, medical care, provision of energy and drinkable water while fully respecting global rights. In order to establish a mutually satisfactory relations, whatever the reference context, Eni pays great attention to a responsible management of all stages

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of its operations, with particular reference to the most delicate aspects such as security policies, decommissioning, evaluation of impact and its possible reduction. To this end Eni promotes a consultation process open to all stakeholders in the industrial project – local communities, their representatives, associations active in the area – which allows for the establishment of cooperation agreements and the setting up of sustainable development and environmental protection programs.

A few examples may be mentioned as evidence of this commitment: Nigeria – where Eni holds relations with over 300 communities living in the Niger Delta and signed Memoranda of Understanding providing for the establishment of common control committees for the resolution of any disputes that may arise – and Ecuador, where the consultation process with the communities in the area of Campo Villano in the Pastaza province favored the evaluation of their actual needs and the completion of development programs along with various initiatives aimed at reducing the environmental impact of Eni’s operations in the area.

At the same time Eni is committed to disseminating the principles of social corporate responsibility and business citizenship within its organization by means of training activities, giving value to intercultural aspects as potential success factors, to developing communication means and channels based on integrity and transparency and promoting the respect of human rights among its contractors and suppliers.

Even when it is a partner in joint ventures where it has neither direct responsibility nor its own employees, Eni deploys great effort in promoting measures aimed at guaranteeing the completion of works under the strictest international and local standards and the carrying out of integrated impact evaluations as well as consultation with local stakeholders.

Eni maintains relations of consultation and exchange of information with the major Italian and international organizations active in the field of civil right protection and environmental protection. Besides participating in the Global Compact initiative of the United Nations, Eni plays an active role in various seats of institutional dialogue as well as in relevant trade associations (Oil & Gas Producers, IPIECA, CSR Europe, and others) which aim at agreeing on common actions and policies concerning some critical areas of sustainable development, e.g. standards of human rights, tools for the integrated evaluation of impacts, transparency in payments to the Governments of producing countries.

Being well aware that its industrial activities can have a potentially negative impact on the territory, Eni acts with responsibility and fairness in all the critical situations where it is necessary to ascertain any default in management systems, because it is Eni’s primary interest to test situations and act accordingly. To this end and consistently with its traditional managerial vision of responsible business making, Eni cooperates in total transparency with relevant authorities and maintains an open dialoguing attitude with local communities and major local and international stakeholder.

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Contributions to local development

Eni participates to the sustainable development processes of the populations and countries where it operates, with the final objective of contributing to their economic self-sufficiency. This commitment, while respecting the populations’ real needs, aims at providing adequate and efficient solutions to problems and expectations that vary according to their development level. It is a constantly changing process that in favouring the transfer of skills and knowledge and promoting dialogue with stakeholders contributes to creating and preserving a climate of trust.

The initiatives promoted by Eni require the active participation of communities and the cooperation of associations, local governments and charities. Eni’s commitment to contribute to improve living standards, economic conditions and development opportunities takes its actual form in projects aimed at social development, environmental protection, primary education and training, health programs and cultural initiatives for protecting and enhancing the cultural and historical heritage of the countries where Eni operates.

In the following pages we describe the most relevant initiatives carried out in 2003 along three major lines: Infrastructure and social environmental initiatives, Health and Culture.

A complete and update picture is published in Eni’s web site www.eni.it.

Infrastructure and social environmental initiatives

With the objective of improving the living conditions of the populations with which it interacts, Eni contributes to the creation of social infrastructure, as an indispensable premise for any growth process and promotes projects that can develop autonomously and integrate in the social and cultural context. This is why Eni contributes to supplying energy to communities and villages that are nor linked to energy distribution networks, to programs for rural development and to foster the creation of small enterprises, also by means of micro-credit schemes. The same commitment is dedicated to environmental issues: besides performing its operating activities in the respect of the strictest international standards, Eni promotes actions for the protection and preservation of ecosystems, for the education and training of populations by means of primary education programs, vocational training and inclusion of youths and adults in the labor market.

In the field of social infrastructure in KAZAKHSTAN, an extremely relevant country for Eni’s oil production activities, the following projects are underway:

-	in conjunction with the other partners in the Kashagan project, the construction of a rural hospital and two schools, the restructuring of public buildings (sports centers and schools), the supply of medical equipment for the maternity ward of the Aktau hospital, a program for reclaiming and improving the coastline and extending water distribution in the area;

-	during the year work continued in the area of the new capital, Astana, within Eni’s program for public works and social facilities. Some of these were completed, such as a child playing center at Baldauren, while other facilities, such as the new national library, are still in the construction phase;

-	within the Karachaganak project, in the area of Uralsk, Eni’s main projects concern the construction of an orphanage, the completion of sports centers, the restructuring of the Regional Philharmonic Hall, the construction of natural gas distribution networks and the restructuring of streets.

Health

Aware of the importance of improving the health conditions of populations it is contact with, Eni is committed to enhancing health services, providing basic assistance, improving

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hygienic and health conditions and infrastructure and local training with the objective of reaching autonomous management.

In the REPUBLIC OF CONGO, after the restructuring of the Talangaï Hospital in Brazzaville in cooperation with the Medicus Mundi NGO, Eni fostered a cooperation agreement between the Congolese hospital and the Sacco hospital in Milan, specialized in tropical medicine for staff training and maintaining the efficiency of a structure serving a population of about 300,000 persons.

In the past few years Eni has been actively supporting the efforts of international organizations against the diffusion of diseases that represent a serious obstacle to the welfare and development of populations. In its constant interest for cooperation with research institutes and supporting actions promoted by international institutions, Eni participates in global programs for the containment of malaria and AIDS.

Eni continues its work for the fight against malaria with its participation to the Roll Back Malaria program launched by the World Health Organization in 1998 with Unicef, UNDP and the World Bank. In the countries where Eni is present and this pathology is widespread, Eni funds specific programs (such as the one achieved in Azerbaijan from 1999 to 2001) or provides its know-how for disseminating awareness and knowledge in the population. In some specific cases, such as in Nigeria, wider programs include the provision of infrastructure and services for clinical tests, treatment and training courses and applied research for medics and paramedics.

Eni is an active partner in the management of health emergencies in the countries where it operates. In the REPUBLIC OF THE CONGO, after the ebola epidemics that affected the country in 2003, Eni supplied emergency kits to the health authorities of the area in cooperation with the international NGOs assisting the affected populations,

The promotion of culture

Eni has established strong ties with the cultural world, basic expression of communities, and favors cultural exchanges and the enhancement of the artistic and cultural heritage of peoples and countries it gets in contact with. In particular it sponsors exhibitions, musical institutions, restoration of monuments and archaeological campaigns. Most of this effort is devoted to Italy, although in the past few years Eni participated in quite a few projects also outside its home country. In 2003 Eni carried out various initiatives sponsoring cultural institutions and projects according to the specific needs it identified.

In order to illustrate Eni’s contribution to sustainable development processes in the various areas where it operates, in the following pages is a description of initiatives in various countries, quite different from one another in terms of social and economic situations and of Eni’s cultural and operating presence.

In NIGERIA in the past few years, Eni supported hundreds of projects in the field of social development, health, education and training, environmental protection, agriculture and culture. In 2003 through its affiliate NAOC and with other industrial partners Eni continued to pursue its commitment aimed at improving social and economic conditions of the rural communities of the Niger Delta area.

Among the projects aimed at promoting self-sufficiency worth mentioning is the integrated agricultural development Green River Project, that reached about 200,000 persons living in the states of the Niger Delta. During the year specific actions were taken for promoting micro-credit schemes and management training. In partnership with the Central Bank of Nigeria, Eni supported the establishment of 34 cooperatives active in agriculture, animal breeding and fishing, producing a net improvement in life conditions.

Eni’s role in the fight against AIDS

With over 40 million people affected by HIV and over 3 million deaths in 2003, AIDS has become one of the most dramatic health and social emergencies of our planet, which strikes the poorest areas and most of all women, children and youths in particular in sub-Saharan Africa, where 75% of all cases are registered. In order to fight against this disease, besides drugs – for most of the poor victims it is nearly impossible to obtain them – and efficient information, prevention and care policies, it is necessary that Governments, international institutions, businesses, associations and affected communities deploy an active engagement.

In this framework of cooperation Eni’s interventions are addressed to the support of projects promoted by the major international organizations, accompanied by more efficient prevention policies on the workplace.

In Nigeria the Global Fund to Fight AIDS, Tuberculosis and Malaria, sponsored also by Eni, cooperated with the Government in the area of prevention of mother-child transmission, expansion of access to retroviral drugs and dissemination of information. Always in Nigeria, as will be outlined below, in the Niger Delta region, in cooperation with UNICEF Eni is supporting a program for the prevention of mother-child HIV transmission. Eni also joined the Global Business Coalition on HIV/AIDS, which aims at promoting awareness and engagement of businesses in the fight against AIDS.

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Contribution to local development - expenditure in 2003

Eni’s total outlay in this area in 2003 amounted to about euro 50 million, confirming Eni’s commitment to the communities where it operates and reflecting in part the development of Eni’s business activities and the entry in new areas.

The ratio of expenditure for communities development and net income earned by the Company was 0.9%*, in line with previous years.

Expenditure by area is the following: infrastructure and social-environmental actions: 88%, promotion of culture: 10%, health: 2%. These figures confirm greater commitment to initiatives promoting sustainability, in particular by building infrastructure and achieving social development goals.

(*) The London Benchmarking Group indicates as ideal a ratio between 0.5 and 1% of net income.

Always in the field of agriculture the Burma Rice Farm project was further developed that aims at reintroducing large scale cultivation of rice in the Bayelsa state. Cultivated areas increased from 5 to 11 hectare plots, producing about 30 tonnes of rice.

In cooperation with the Government of the Imo state, a fish farm at Oguta was restructured and reactivated with the aim of increasing fish production and contributing to meeting food requirements in the area.

In the field of vocational training, a total of 250 youths from the towns of Obama and Polaku in the Bayelsa state participated in a skill acquisition program lasted 10 months (from November 2002 to September 2003) which aimed at promoting an innovative approach to the issue of social development and allowed the participants to acquire specific skills in particular in handicraft. The program includes a follow-up phase for monitoring the establishment and management of small autonomous enterprises.

In the field of health, in 2002 Eni signed a protocol with the Government of the state of Bayelsa and the Ologoama community for the implementation of a program for the prevention and control of malaria in the Okoroma/Tereke area. This led to the construction of a health center, the supply of ambulance boats, the distribution of mosquito nets and insecticide, information campaigns and the restructuring of the Ologoama water system. In 2003 the project was addressed to a population of about 4,000 persons and it will be expanded with particular attention to the weakest segments of the population. Among the activities for the fight against AIDS, Eni sponsors a Unicef program for the prevention of mother-child HIV transmission by means of consulting services and health assistance in 4 health centers in the rural areas of the Niger Delta. The project targets a population of 300,000, of these about 15,000 are pregnant women.

Eni continued in 2003 its responsible management of the environmental impact of its industrial activities by means of specific preservation and protection actions. The Zero Gas Flaring project, for example, provides for the containment of natural gas associated to oil production and the reduction in carbon dioxide emissions, which by the end of 2004 will allow to reach the set target of reducing emissions and by using associated gas for firing a power station in Kwale, it will make electricity supply stabler and safer.

In PAKISTAN Eni’s contribution to local development and the improvement of living conditions is achieved mainly through actions in the field of health, primary education, vocational training and social development.

In 2003, in cooperation with the Thardeep Rural Development Program NGO Eni sponsored the establishment of 154 local development committees aiming at becoming the main development activators in the area. These committees managed micro-credit schemes in the field of handicraft, trade, agriculture and fishing.

In the area of primary education and vocational training, Eni’s main actions concerned the support of school management for allowing teaching in remote areas, the construction of 5 new schools and the support of 9 schools located in rural communities serving a total of 400 students and the provision of primary education courses and vocational training for women and girls, in cooperation with the WHO. In the town of Jhangara, located in the Kirthar region, a computer training center was established which helped about 100 students achieve a diploma in IT.

In the health field, Eni is developing a comprehensive program for improving basic health services in the Kirthar region, including among other things, the construction of rural health centers, the purchase of an ambulance and of mobile units in order to extend services also to remote regions. Especially relevant is the support provided to centers for mothers and babies that supply pre-natal care, childbirth assistance and basic assistance to mothers and babies and conduct vaccination campaigns and family planning services. In 2003 the construction of a new health unit near to existing one in Jhangara started.

Another important issue is the provision of clean drinking water and sanitation. In 2003 three networks of water supply and distribution were built along with a number of hand-operated pumps in villages in the Kirthar region.

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Following the flood that struck south Pakistan in July 2003, Eni in cooperation with the TRDP NGO assisted over 600 families and coordinated emergency action working as a reference center also for other charitable interventions.

In VENEZUELA the various actions in which Eni is involved, directly or in cooperation with local and international NGOs, concerned mainly the field of health, primary education, vocational training and micro-credit schemes for fostering the creation of small enterprises.

Among the main projects launched in 2003, in the Dación region a health program in cooperation with the Asociación Venezolana para una Educación Sexual Alternativa (AVESA), UNDP and the Italian Red Cross concerned a new sexual education for youths addressing adolescent issues such as adolescent pregnancies, irresponsible paternity and rape that the National Council for Rights and Unicef indicated as priority issues in this country. The project, already underway in other areas of the country (several districts in the Vargas state and the Pedro Gual municipality in the Miranda state) led to the training of 133 educators and 250 youths working in prevention and in the promotion of responsible behaviour.

Always in the Dación area, where Eni operates, Eni supports an integrated rural development scheme carried out by the Fundación Técnico Agropecuaria de Guanape NGO. The project aims at improving rural development by enhancing individual abilities in agriculture, transformation of crops and animal husbandry, establishing and consolidating producing entities and helping farmers with the provision of loans by means of a communal rotating fund. The project provided technical assistance to 56 farms and directly and indirectly supported about 2,000 persons.

From 2002 Eni has been supporting a program for integrated training of adults in the Dación area in cooperation with the Instituto Radiofónico de Fe y Alegría. The program includes education, vocational training, basic health education and environmental protection.

Through the Fundación OGA ONG, in cooperation with the Ministry for Education and the National Research Council Eni sponsors the dissemination of pre-colonial culture in primary schools and distributes school equipment in 800 primary schools in Venezuela.

Eni sponsors projects for the dissemination of new information technologies, mainly in the Vargas state and the Caracas area by means of micro-credit schemes, supply of computers to schools and training courses.

In ITALY, where Eni plays and important role in the industrial and energy system, Eni participates actively in the social and cultural life and in keeping with its traditional commitment also in 2003 achieved various initiatives.

In the field of health Eni continued its cooperation with the Italian Anti-cancer League with an early diagnosis program directed to Eni employees for the prevention of some of the most widespread forms of cancer and with the Center for Neurovegetative Therapy of the University of Milan, aimed at developing a multimedia approach to remote diagnosis, treatment and training of medical staff. Eni continued to support the Theodora Foundation, that organizes shows and meetings with specifically trained clowns for hospitalized children.

In the field of environmental protection Eni continued its 10-year long cooperation with the Ravenna municipality and the Emilia Romagna region on the issues of harmonization of industrial activities and environmental protection. Specific attention was paid to the monitoring of changes in the coastline, the collection of meteomarine data and the prediction of extreme events and the planning of studies and interventions for the protection of beaches and the coastal areas.

Within agreements signed with the Basilicata region concerning an environmental support program, in 2003 interventions were started in the Val d’Agri area concerning: reclaiming of areas where oil extraction was performed; completion of the natural gas distribution network; provision of scholarships for university students in economics, environmental studies, resource management, energy and new technologies. Studies are underway on biodiversity in cooperation with the Basilicata Region, the University of Potenza and other local and national institutions. Eni is working on the issue of biodiversity also with the

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Consortia of the Ticino Park and other local authorities, providing also, among other things, for the reintroduction of pristine animal species in selected areas.

Eni has been working for decades with schools and universities for the dissemination of information on energy sources and environmental issue, also through the dedicated web pages at www.eniscuola.it, now available also in Portuguese. Projects with schools have been carried out in Val d’Agri aimed at promoting studies on the territory and promoting dialogue between schools and students by means of new advanced computerized tools and in the Ticino Park in cooperation with local municipalities for fostering the knowledge of their environmental endowment.

In the past few years Eni has strengthened its ties with some of the most prestigious musical institutions, such as the Teatro alla Scala in Milan, the Teatro La Fenice in Venice, the Accademia Nazionale di Santa Cecilia in Rome and the Teatro Regio in Turin, of all these Eni is a founding member. Eni also cooperates with other relevant institutions and sponsored the concert season of the Teatro dell’Opera in Rome, the Teatro Carlo Felice in Genoa, the Teatro Comunale in Ferrara and festivals such as those of Ravenna and Spoleto and the FAI concerts. Eni sponsored the exhibition of great Ligurian paintings from the Ermitage started in 2002 and continued in 2003 as part of its fruitful collaboration with the Palazzo Ducale in Genoa.

Eni has been cooperating for some years with the Soprintendenza per i Beni Archeologici in Basilicata for the recovery of ancient artefacts found during the laying of the Val d’Agri pipeline. About 100 sites were identified, mainly necropolises of Enotrian and Greek populations. In the Crotone area, within the Capo Colonna Archaeological Park Eni is cooperating to the protection and restoration of the only extant column of the Hera Lacinia temple.

Protection of health, safety and the environment

The completion of the restructuring of Eni by divisions entailed a review of the organization of the HSE management with the aim of harmonizing systems and procedures. In keeping with its established HSE guidelines, Eni set up a model management system which identifies the basic requirements for a homogeneous HSE management of the various business areas, independent of the kind of activity performed or the geopolitical context in which they operate. The model is oriented to continuous improvement and is based on a management cycle including planning, implementation, control and any corrective actions, the review of established objectives and the definition of new ones. An HSE Evaluation System was also set up which includes an audit protocol aimed at checking the existence, completeness, functioning and homogeneity of management systems in the various business areas and, in particular, their consistency with the corporation’s management model.

In 2003 business units started adjusting their management system to the corporate model.

Business units continued to control compliance of operations with HSE policies and procedures. In 2003, a total of 2,089 HSE and quality audits were performed by internal and independent auditors.

In 2003 Eni’s business units continued to obtain certification of their management systems under the most stringent international standards, in particular those most exposed to HSE risks. Certifications reached a total of 110 with a 29% increase over 2002.

In 2003, HSE performance rates improved or remained stable as compared to previous years. In particular the accident frequency index (3.71) and the accident seriousness rate (0.09) further improved.

As of December 31, 2003, a total of 2,103 full time employees equivalent worked in the protection of health, safety and the environment. Training continued to play a very relevant role with a total of 281,539 hours of training provided to 72,233 participants.

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Development of a sustainable energy system

Particular attention was paid to Eni’s commitment in supporting Italy’s effort to reduce greenhouse gases. With its endorsement of the Kyoto Protocol Italy committed itself to reduce greenhouse gas emissions by 6.5% over 1990 in the period 2008-2012. Declines can be achieved both through internal measures and through the so-called flexible mechanisms, which allow to carry out projects in less developed countries (CDM - Clean Development Mechanism) and in industrial countries with transition economies (JI - Joint Implementation) and to obtain declines in emissions that are equivalent to domestic declines.

The National Action Plan for the reduction of greenhouse gas emissions 2003-2010 provided for the recourse to flexible mechanisms in order to meet the objectives set by the Kyoto Protocol. Eni, thanks to its presence in 70 countries is an elective partner for carrying out CDM and JI projects thus contributing to the Italian program of greenhouse gas reduction. In December 2003 in Milan the conference of parties endorsers of the Kyoto Protocol – COP9 – was held. On that occasion Eni and the Ministry for the environment signed a voluntary agreement for using flexible mechanisms and promoting CDMs and JIs and contributing to the sustainable development of host countries.

A significant reduction potential derives from extracting activities outside Italy, that in some cases, given the lack of local market outlets, require the flaring of natural gas associated to oil production. The elimination of flaring and the use of associated gas for the development of local economies allows to combine sustainable development and the reduction in greenhouse gas. The acknowledgment of such projects as CDM and JI will provide emission credits and facilitate the meeting of the Italian gas emission target. Eni already carried out Gas Flaring projects in Nigeria and Congo while others are underway. Eni endorsed the Global Gas Flaring Reduction Initiative of the World Bank in order to fight for the elimination of obstacles to the completion of gas flaring reduction projects.

Other relevant initiatives related to the Kyoto Protocol are related to the introduction of the European scheme of emission trading in 2005. Most of Eni’s industrial sites are included in this scheme and will be assigned a ceiling of emissions according to a National Allocation Plan. In the first period emissions exceeding the set ceilings will be subject to a fine amounting to euro 40 for each tonne of carbon dioxide. All companies are going to identify and carry out projects for emission reduction.

Eni introduced a complete, accurate and transparent protocol for the accounting and reporting of greenhouse gas emissions, which is an essential requirement for emission certification. This form of reporting will support the strategic management of risks and opportunities related to greenhouse gases, the definition of objectives and the evaluation of progress.

As a support to its general strategy for a sustainable management of greenhouse gases, Eni continued its programs for the development of natural gas in Italy and outside Italy by means of technologically advanced projects such as the Blue Stream gas pipeline from Russia to Turkey and the Greenstream pipeline from Libya to Sicily. Increased gas availability in Italy will lead to a further expansion of the gas-power integration through high efficiency combined cycles with much lower carbon dioxide emissions than coal and liquid fuels.

In a medium term perspective work is underway on the separation of carbon dioxide and its permanent storage in geologic reservoirs, a part of the CO2 Capture Project, an international R&D program carried out in conjunction with other oil companies.

Further detailed information on objectives and performances of Eni Group companies are included in Eni’s 2003 Report on Health, Safety and the Environment.

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research and development

Major research areas in 2003 were:

Reduction of exploration and development costs

Geosciences

High resolution prospecting techniques

Field simulation models

Field productivity enhancement methods

Advanced drilling systems

Production in hostile environments

Performance and product differentiation

Advanced process control

Innovative polymerization catalysis

Feedstocks enhancement

Long distance gaslines

Conversion of gas into liquid products

Conversion of heavy crudes into light products

Environmental protection

Hydrogen

New formulas for fuels and lubricants

“Clean” catalytic processes

Air quality monitoring

Reclaiming of polluted soil

Renewable energy (solar, photovoltaic)

Eni promotes technological excellence, based on the exchange of experience, expertise and know-how, as essential factors in competition and economic and industrial sustainability.

In 2003 Eni consolidated the new model of technological innovation that was outlined in 2002 with the aim of supporting growth and continuing its expansion. This entails the integration of R&D skills with industrial applications, focusing innovation efforts on strategic processes capable of generating long-term competitive advantages and advanced performance systems.

The reorganization of R&D structures continued with the merger of Eurosolare SpA, a company operating in the area of photovoltaic technologies, into EniTecnologie SpA. A similar operation was started with the R&D department of the Exploration & Production division.

Eni also continued the implementation of its human resources plan, aimed at adjusting available resources and capabilities with the requirements of projects and businesses. An activity of optimization of management processes for technological innovation was started.

In 2003, Eni invested euro 238 million in research and development (euro 175 million in 2002). At December 31, 2003, approximately 1,400 persons were involved in research and development activities (1,390 at December 31, 2002).

In the course of 2003, many technologies were implemented at the industrial level for the first time:

In the Exploration & Production division, the following technologies were implemented at the industrial level: cross-well seismic which allows to characterize fields with significant impact on their development and the Expandable Screen Technology which allows to control sand production in a well.

Relevant developments were obtained in the characterization of fractured reservoirs starting the field application of a methodology for the 3D modelling of the network of fractures existing in the reservoir and the simulation of the flow of fluids within these fractures. Relevant industrial developments derived from the innovative CRS (Common Reflection Surface) Stack technology which allows for a more accurate evaluation of subsoils, thus reducing project times and associated risks for the definition of the geological model on the exploration and development phase. In particular, the use of CRS allowed to obtain significantly improved results as compared to conventional technologies in terms of processing of seismic imaging and better definition of the velocity model.

The project continues for the development of technologies to be employed in very deep waters with low or nil visibility by means of 3D technologies and advanced acoustic navigation systems. Work continues for the development of new floating production concepts with a dry tree completion unit and a well head barge.

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An integrated program of technological innovation was launched called H2S management in E&P operations, that aims at identifying innovative solutions for mitigating the impact of sour gases on assets operated by Eni.

In the Gas & Power division, the High Pressure Transport development project was started which aims at allowing Eni to be competitive in the gas to market segment with the high pressure transport option.

Relevant cooperation initiatives were started with Italian universities and international organizations such as the European Group for Research on Natural Gas, where studies were completed on a non destructive system for the identification of corrosion and on methods for analyzing the safety and reliability of gasline networks with specific attention to interference of third parties. Eni strengthened its presence in the European Pipeline Research Group, established by the major European companies in the field of gas transmission and of steel and pipes manufacture.

Work continued in the area of evaluation of technologies for detecting and monitoring instable areas. Relevant developments are underway in the field of tools for the identification of leakages in natural gas distribution with technologies developed at European level.

Studies were performed on the development of distributed generation by means of micro gas fired turbines while studies are ongoing on the use of hydrogen as energy vector starting from various primary sources.

In the Refining & Marketing division work continued on the development of refined products (gasoline, diesel fuel and lubricants) with high quality and low environmental impact. In this area the new BluDiesel, a virtually sulphur free fuel for diesel engines was successfully launched and marketing of a new high-octane fuel started. The innovative “fuel economy” lubricant has been developed at commercial level. The top synt evolution line of lubricants has been upgraded.

The first phase of the “Hydrogen System and Synthesis Gas” program was completed. Aim of the program was to increase the fruition and environmental sustainability degree of fossil energy sources and based on the results obtained, the industrial development was started of a new type of poly-fuel reforming based on catalytic oxidation with short contact time of various kinds of hydrocarbon feedstocks.

In the field of gas to liquids conversion Eni continues its cooperation with the Institut Français du Pétrole for the development of waxes by means of Fischer-Tropsch synthesis and the related technique for wax upgrading by means of hydrocracking. This project aims at using natural gas that would otherwise not be extracted due to the distance from markets or associated gas.

In the field of heavy crudes enhancement and refinery residue transformation, at the Taranto refinery a 1,200 barrels/day plant based on Eni Slurry Technology is under construction.

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In Petrochemicals, a new catalytic system for polymerization in solution for the manufacture of low density polyethylene with higher performance was consolidated. New styrene polymers for the building and refrigerating industries were developed as well as a new polybutadiene with controlled microstructure for the manufacture of tyres. A low cost technology for the valorisation of low cost aromatic fractions was developed for the manufacture of an intermediate to be used in the manufacture of high performance polyesters.

Work on environmental issues continued, focused in particular on the definition of an integrated research program on greenhouse gases concerning the geological segregation of carbon dioxide, due to start in 2004.

A project is under development for the Early Warning Monitoring System aimed at building a computerized platform for the real time identification of physical and chemical entities typical of Eni’s productions and environments.

During the year, 51 applications for patents were filed.

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financial review

Results of operations

			(million €)
	2001	2002	2003
Net sales from operations	49,272	47,922	51,487
Other income and revenues	921	1,080	913
Operating expenses	(35,037)	(34,996)	(37,732)
Depreciation, amortization and writedowns	(4,843)	(5,504)	(5,151)
Operating income	10,313	8,502	9,517
Net financial expense	(295)	(167)	(154)
Net (expense) income from investments	(7)	43	(17)
Income before extraordinary items and income taxes	10,011	8,378	9,346
Net extraordinary income (expense)	1,737	(29)	49
Income before income taxes	11,748	8,349	9,395
Income taxes	(3,529)	(3,127)	(3,241)
Income before minority interest	8,219	5,222	6,154
Minority interest	(468)	(629)	(569)
Net income	7,751	4,593	5,585

Eni’s consolidated financial statements at December 31, 2003 showed a net income of euro 5,585 million, an increase of euro 992 million over 2002, up 21.6%, due essentially to a positive operating performance (up euro 1,015 million) related to an increase in hydrocarbon production sold and in natural gas volumes sold, higher international oil prices (Brent up 15.5%) and refining margins in dollars, whose effects were offset in part by the 19.6% decline of the dollar over the euro, which had an estimated negative impact on operating income of euro 1,100 million, mostly due to the conversion of financial statements of subsidiaries with currency other than the euro. The increase in net income was also caused by: (i) a decline in the share of net income attributed to minorities resulting from the tender offer on Italgas shares (euro 124 million); (ii) higher net extraordinary income (euro 78 million), related in particular to the effect of the settlement of a dispute with Edison SpA concerning the Enimont joint venture (euro 200 million). These positive factors were partly offset by higher income taxes (euro 114 million).

In 2003, streamlining and efficiency improvement continued and allowed cost savings amounting to about euro 590 million (on a constant exchange rate basis). Cost savings achieved in the 1999-2003 period allowed to reach over 65% of the euro 3.4 billion target set for 2006.

Return on capital employed (ROACE)1 reached 15.6% (13.7% in 2002).

(1) For definition of ROACE see “Glossary” below.

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Net sales from operations

			(million €)
	2001	2002	2003
Exploration & Production	13,960	12,877	12,746
Gas & Power	16,098	15,297	16,068
Refining & Marketing	22,083	21,546	22,148
Petrochemicals	5,108	4,516	4,487
Oilfield Services Construction and Engineering	3,114	4,546	6,306
Other activities	695	1,555	1,302
Corporate and financial companies		457	638
Consolidation adjustment	(11,786)	(12,872)	(12,208)
	49,272	47,922	51,487

As compared to 2002, in 2003 Eni’s activities have been grouped differently:

-	Syndial (former EniChem) was included in the “Other activities” segment, which includes all Eni companies not included in specific segments (such as, among others, EniData, Sieco, Tecnomare, EniTecnologie, Eni Corporate University, AGI);

-	the new “Corporate and financial companies” segment was created, which includes Eni Corporate, Sofid and the financial companies formerly included in the “Other Activities” segment.

In order to allow for a homogenous comparison, data for 2002 have been reclassified accordingly.

Eni’s net sales from operations for 2003 hit the euro 51,487 million record level, with an increase of euro 3,565 million over 2002, up 7.4%, due mainly to increased hydrocarbon production sold and increased natural gas volumes sold, as well as higher activity levels in the Oilfield Services, Construction and Engineering segment. This increase was due also to higher prices of products in all Eni segments, largely offset by the appreciation of the euro over the dollar, which had an impact of about euro 1.9 billion in the conversion of financial statements of subsidiaries denominated in currencies other than the euro.

Revenues generated by the Exploration & Production segment (euro 12,746 million) declined by euro 131 million, down 1%, due essentially to the appreciation of the euro over the dollar, lower storage tariffs (see Operating Income) and the transfer of the natural gas trading contracts (1.70 billion cubic meters in 2002) to the Gas & Power segment with effect from January 1, 2003. These negative factors were partially offset by higher hydrocarbon production sold (32.9 million boe, up 6.3%) and higher prices in dollars realized on hydrocarbons (oil up 16.6%, natural gas up 15.8%).

Revenues generated by the Gas & Power segment (euro 16,068 million) increased by euro 771 million, up 5%, due essentially to: (i) increased natural gas volumes sold in primary distribution (4.68 billion cubic meters, up 7.7%; of which 1.5 billion cubic meters related to the contracts managed in 2002 by the Exploration & Production segment); (ii) higher average prices for natural gas, related to the trends of certain oil-based parameters to which natural gas prices are indexed, offset in part by the declines related to the appreciation of the euro over the dollar and to contract renewals (in particular with wholesalers). These positive factors were partially offset by the change in the sales mix related to the higher share of sales in the rest of Europe due to the ceilings on Italian sales imposed by Legislative Decree No. 164/2000.

Revenues generated by the Refining & Marketing segment (euro 22,148 million) increased by euro 602 million, up 2.8%, essentially due to higher international prices for refined products (prices of gasoline and diesel fuel were up 18.9% and 24.4%, respectively) and to higher resales of oil (4.0 million tonnes, up 15%), these effects were offset in part by the appreciation of the euro over the dollar, by a decline in sales to petrochemical industries and other sales in Italy (a total of 2.05 million tonnes), also due to lower product availability related to the conferral of the Priolo refinery in October 2002 and the standstills of the Gela refinery and lower wholesale sales (0.29 million tonnes, in particular of fuel oil).

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Revenues generated by the Petrochemical segment (euro 4,487 million) decreased by euro 29 million, down 0.6%, due mainly to lower volumes sold (down 4.1%), partially offset by the 4.8% increase in the average selling prices of products (in particular in basic petrochemicals).

Revenues from the Oilfield Services, Construction and Engineering segment (euro 6,306 million) increased by euro 1,760 million, up 38.7%, due to increased activity levels, also related to the purchase in July 2002 of Bouygues Offshore (now Saipem SA) in the oilfield services and construction area.

Revenues generated by the Other activities segment (euro 1,302 million) decreased by euro 253 million, down 16.3% due mainly to the decline registered at Syndial as a consequence of closure/sale of businesses.

Revenues generated by Corporate and financial companies (euro 638 million) increased by euro 181 million, up 39.6%, due essentially to the invoicing of expenses to other Eni segments following the centralization of IT, telecom, personnel management and goods and service purchase activities by Eni Corporate.

Operating expenses

			(million €)
	2001	2002	2003
Purchases, services and other	32,110	31,893	34,566
Payroll and related costs	2,927	3,103	3,166
	35,037	34,996	37,732

Operating expenses (euro 37,732 million) increased by euro 2,736 million over 2002, up 7.8% due mainly to: (i) higher natural gas volumes purchased by primary distribution; (ii) higher supply costs in dollars of natural gas and oil-based and petrochemical feedstocks, whose effects were offset in part by the depreciation of the dollar over the euro; (iii) higher activity levels in the Oilfield Service, Construction and Engineering segment, also related to the purchase of Bouygues Offshore. These negative factors were offset in part by the effect of the conversion of financial statements denominated in currencies other than the euro and streamlining and efficiency improvement measures.

Payroll and related costs (euro 3,166 million) increased by euro 63 million, up 2%, mainly due to an approximately 2.7% increase in unit labor cost in Italy and higher activity levels in the Oilfield Services, Construction and Engineering segment related to the purchase of Bouygues Offshore. These effects were offset in part by an approximately 1,800 decline in the average number of employees in Italy, resulting from the streamlining initiatives undertaken and from the sale of businesses, and the effect of the conversion of financial statements denominated in currencies other than the euro.

An expense of euro 6 million related to stock grants and options granted in 2003 to managers of Eni, Saipem SpA and Snam Rete Gas SpA was included in payroll costs. The cost of granted options was determined based on their fair value (see Notes to the consolidated Financial Statements “Accounting principles - Change in accounting principles”). The difference between the book value and the fair value of shares granted in the stock grant plan entailed a euro 3 million devaluation of treasury shares destined to the stock grant plan. This devaluation was recognized as a loss on investments.

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Depreciation, amortization and writedowns

			(million €)
	2001	2002	2003
Exploration & Production	3,163	3,552	3,133
Gas & Power	500	417	533
Refining & Marketing	508	490	493
Petrochemicals	323	125	125
Oilfield Services Construction and Engineering	203	267	271
Other activities	46	51	54
Corporate and financial companies		60	101
Total depreciation and amortization	4,743	4,962	4,710
Writedowns	100	542	441
	4,843	5,504	5,151

Depreciation, amortization and writedown charges (euro 5,151 million) decreased by euro 353 million over 2002, down 6.4%.

Depreciation and amortization charges (euro 4,710 million) declined by euro 252 million due the decline registered in particular in the Exploration & Production segment (euro 419 million) related to the effect of the appreciation of the euro over the dollar in the conversion of financial statements of subsidiaries denominated in currencies other than the euro and lower exploration costs (euro 145 million on a constant exchange rate basis), offset in part by higher development amortization charges related to higher production (euro 245 million). This decline was offset in part by the increases registered in: (i) the Gas & Power segment (euro 116 million) due mainly to the writedown of the difference between the purchase cost of Italgas shares acquired in a tender offer and the underlying net book value (euro 91 million); (ii) the Corporate and financial companies segment (euro 41 million) due essentially to the recording in the income statement of the cost of the Eni Slurry Technology project (euro 45 million in 2003, euro 12 million in 2002).

Depreciation and amortization charges in the Refining & Marketing segment were substantially unchanged: the effects of the conferral of the Priolo refinery in October 2002 were offset by the coming onstream of new investments in the upgrade of Eni’s distribution network and the purchase of service stations in the rest of Europe and higher depreciation and amortization charges on highway service stations due to the adjustment of their useful lives to the residual life of concessions.

Writedowns (euro 441 million) declined by euro 101 million and concerned essentially the impairment of assets: (i) in the Exploration & Production segment (euro 227 million) in particular in the United Kingdom, Pakistan and the United States; (ii) in the Petrochemical segment (euro 122 million) ; (iii) in the Other activities segment (euro 57 million); (iv) in the natural gas distribution business in Brazil (euro 30 million).

The amortization of the difference between the purchase price and the net book value of recently purchased companies (Italgas, Bouygues Offshore and Lasmo) non allocated to assets/liabilities amounted to euro 102 million. Including also the amortization of the goodwill of purchased companies accounted for under the equity method (euro 119 million, in particular Galp Energia, GVS and Unión Fenosa Gas) recognized in the income statement under the item balance of net income and expense from investments, the overall effect of goodwill amortization amounted to euro 221 million.

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Operating income

			(million €)
	2001	2002	2003
Exploration & Production	5,984	5,175	5,746
Gas & Power	3,672	3,244	3,627
Refining & Marketing	985	321	583
Petrochemicals	(415)	(126)	(176)
Oilfield Services Construction and Engineering	255	298	311
Other activities		(201)	(279)
Corporate and financial companies	(168)	(209)	(295)
Operating income	10,313	8,502	9,517

Exploration & Production

Operating income in 2003 amounted to euro 5,746 million increasing by euro 571 million over 2002, up 11%, due mainly to: (i) an increase in average realizations in dollars (oil up 16.6%; natural gas up 15.8%); (ii) increased hydrocarbon production sold (32.9 million boe, up 6.3%); (iii) lower exploration costs (euro 145 million on a constant exchange rate basis) and lower asset writedowns (euro 105 million); (iv) lower costs related to synergies obtained, streamlining and efficiency improvement actions. These positive factors were offset in part by: (i) the appreciation of the euro over the dollar; (ii) the effect of the application of tariffs imposed by the Authority for electricity and gas with decisions No. 26/2002 and No. 49/2002 for storage services rendered to the Gas & Power segment (in 2002 pending the outcome of Eni’s claim, services were paid according to earlier tariffs2); (iii) the fact that in 2002 gains on the sale of assets were recorded for euro 92 million as part of Eni’s portfolio streamlining program.

Share of Exploration & Production and Gas & Power segments in Eni’s operating income

Gas & Power

Operating income in 2003 amounted to euro 3,627 million, increasing by euro 383 million over 2002, up 11.8%, due mainly to: (i) increased volumes sold in primary (4.68 billion cubic meters, up 7.7%) and secondary distribution outside Italy (0.65 billion cubic meters, up 17.2%), whose effects were offset in part by a change in the sales mix due to a higher share of sales in Europe related to the compliance with the ceilings3 set on sales in Italy by Legislative Decree No. 164/2000; (ii) higher margins in primary distribution, essentially related to the improved price environment due to the appreciation of the euro over the dollar, whose effects were offset in part by the renewal of contracts, and higher margins in secondary distribution; (iii) the fact that in 2002 a euro 40 million expense was recorded as a balance of the payment of an environmental tax levied by the Sicilia Region (euro 86 million) and writedowns of assets in secondary distribution in Argentina (euro 28 million) and a euro 74 million income relating to tariff adjustments for 2001 resulting from decision No. 122/2002 of the Authority for electricity and gas in secondary distribution; (iv) lower writedowns (euro 35 million) in natural gas distribution activities in Brazil; (v) lower costs related to streamlining and efficiency improvement actions. These positive factors were offset in part by: (i) the writedown of the difference between the purchase cost of Italgas shares acquired in a tender offer and the underlying net book value (euro 91 million); (ii) lower use of redundant risk reserves (euro 67 million); (iii) the decline in the operating income generated by electricity generation activities (euro 19 million) due essentially to start-up costs, the planned maintenance standstill of the Taranto plant and the writedown

Operating income of oil and natural gas activities and Brent price

(2)	The Regional Administrative Court of Lombardia repealed Eni’s claim with decision of September 29, 2003. On February 3, 2004 Stoccaggi Gas Italia SpA appealed to the Council of State against this decision. See also “Storage activities - Operating Review”.

(3)	The ceiling on sales to end customers is 50%; the ceiling on volumes input into the Italian network to be sold in Italy is 73%.

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of transmission lines at Ravenna and Gela (euro 4 million). The increase in operating income generated by the start-up of the first 390 megawatt unit at the Ferrera Erbognone power station was offset by the change in sales mix and higher costs of fuels.

Refining & Marketing

Operating income in 2003 amounted to euro 583 million, a euro 262 million increase over 2002, up 81.6%, due essentially to: (i) increased results in refining activities related mainly to a recovery in refining margins (Brent margin was up 1.9 dollars/barrel), whose effects were offset in part by the appreciation of the euro over the dollar; (ii) higher operating results in marketing in Italy and the rest of Europe; (iii) lower costs resulting from streamlining and efficiency improvement actions; (iv) the release of the Lifo reserve related to withdrawals from stocks (euro 37 million), whose effects were offset in part by the fact that in 2002 stocks were revaluated for euro 13 million. These positive factors were offset in part by: (i) a decline in operating results in marketing activities in Brazil related to lower margins on LPG; (ii) lower processing related to standstills at the Taranto and Sannazzaro refineries that prevented the company to take full advantage of an improved refining scenario in the first quarter, and of the Gela refinery, offset only in part by higher processing at the Milazzo, Venice and Taranto refineries in the second half of the year; (iii) the recording of higher charges for environmental risks (euro 25 million).

Petrochemicals

In 2003 operating losses amounted to euro 176 million, an increase of euro 50 million over 2002, up 39.7%, due to: (i) lower volumes sold (down 4.1%), in particular in basic petrochemicals; (ii) lower product margins, in particular in polymers, related to an increase in the cost of monomers that could not be transferred to sale prices due to a weak demand and strong competitive pressure; (iii) the fact that in 2002 inventories were revaluated for euro 23 million in relation with increased sale prices. These negative factors were offset in part by lower asset writedowns and lower costs related to streamlining and efficiency improvement actions.

Oilfield Services, Construction and Engineering

Operating income in 2003 totaled euro 311 million, of which euro 304 million related to oilfield services and construction, with a euro 13 million increase over 2002, up 4.4%.

Operating income of oilfield services and construction increased slightly over 2002 (euro 2 million). The positive factors contributing to this increase were: (i) the increased contribution of Bouygues Offshore, purchased in July 2002 (euro 83 million after the writedown of euro 21 million of the difference between purchase price and net equity); (ii) an increase in activity levels in the Offshore construction area due to the start-up of relevant contracts in Libya (laying of the Greenstream gasline and development of the Bahr Essalam field) and in Nigeria (development of the Erha and Yoho B fields); (iii) higher profitability of some contracts in the Onshore construction area. These positive factors were offset in part by: (i) the completion in 2002 of the Blue Stream contract; (ii) lower results in the Offshore drilling area as a consequence of work performed on the Scarabeo 5 and 7 vessels and the limited use of the Scarabeo 6 vessel.

Engineering activities recorded an operating income amounting to euro 7 million as compared to an operating loss of euro 4 million in 2002. The euro 11 million improvement was related to higher activity levels. Including in operating income the results of activities operated in joint venture, which are recorded as income from investments, operating income in 2003 amounted to euro 34 million (euro 23 million in 2002).

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Other activities

This area recorded operating losses of euro 279 million with a euro 78 million increase over 2002, due in particular to higher losses of Syndial SpA (euro 102 million), related essentially to the sale of industrial services at Brindisi, Ferrara, Priolo and Ottana and to the shutdown of the caprolactam plant at Porto Marghera and the acrylonitril plants at Assemini and Gela. The positive effects of the divestments and closures will be registered in 2004 due to lower costs of staff and operating structure.

Corporate and financial companies

This segment recorded operating losses of euro 295 million, increasing by euro 86 million over 2002, due essentially to the recording in the income statement of the costs of the EST project and higher amortization and depreciation charges related to the purchase of software licences (overall euro 45 million) and the centralization of IT, telecom, personnel management and goods and service purchase activities, expenses that are only partially invoiced by Eni Corporate to Eni segments.

Net financial expense

			(million €)
	2001	2002	2003
Net financial expense	(455)	(259)	(270)
Income on receivables related to operations and tax credits	170	122	116
Exchange difference, net	(10)	(30)
	(295)	(167)	(154)

Net financial expense (euro 154 million) decreased by euro 13 million over 2002, down 7.8%, due in particular to lower interest rates on European markets (Euribor down one percentage point) and on international markets (Libor down 0.6 percentage points) as well as the effect of exchange rates on the conversion of financial statements of subsidiaries denominated in currencies other than the euro and lower negative exchange differences (euro 30 million). These positive factors were offset in part by an increase of approximately euro 3.8 billion in average net borrowings.

Net expense on investments

Net expense on investments amounted to euro 17 million (net income of euro 43 million in 2002) and represented the balance of expense of euro 278 million and income of euro 261 million. Expense concerned essentially Eni’s share of losses of subsidiaries accounted for with the equity method and Eni’s share in losses of subsidiaries accounted for at cost, relating in particular to Albacom SpA (euro 128 million), Galp Energia SGPS SA (euro 29 million affected by the writedown of euro 107 million of the difference between purchase cost and net equity), Blue Stream Pipeline Co BV (euro 25 million, this loss will be recovered in future years as a consequence of agreements entered with the shipper) and other subsidiaries in the Exploration & Production (euro 61 million) and Oilfield Services, Construction and Engineering (euro 4 million) segments. Income concerned essentially: (i) Eni’s share of income of subsidiaries accounted for with the equity method (euro 180 million), in particular in the Gas & Power (euro 108 million), Oilfield Services, Construction

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and Engineering (euro 41 million) and Refining & Marketing segments (euro 28 million); (ii) dividends received by subsidiaries accounted for at cost (euro 22 million); (iii) gains from disposal (euro 39 million) essentially related to the sale of Eni’s 20% stake in Inca International SpA and 50% in Epoxital Srl in the Other activities segment (overall euro 36 million).

Net extraordinary income

			(million €)
	2001	2002	2003
Gains on disposals:
- gain on the offering of 40.24% of Snam Rete Gas	2,453
- gain on the sale of real estate	751
- other gains	269	257	290
	3,473	257	290
Other extraordinary income	177	112	273
	3,650	369	563
Extraordinary expense
Restructuring costs:
- provisions for risks and contingencies	(885)	(157)	(248)
- cost of redundancy incentives	(257)	(114)	(116)
- writedowns and losses	(651)	(55)	(66)
	(1,793)	(326)	(430)
Other extraordinary expense	(120)	(72)	(84)
Extraordinary expense	(1,913)	(398)	(514)
	1,737	(29)	49

Net extraordinary income amounted to euro 49 million (net expense of euro 29 million in 2002) and represented the balance of extraordinary income of euro 563 million and extraordinary expense of euro 514 million. Income concerned essentially: (i) gains on disposals from the sale of service stations and real estate in the Refining & Marketing segment (euro 237 million) and the sale of the marine tanker activities and real estate in the Gas & Power segment (euro 52 million); (ii) the settlement paid by Edison SpA in relation with the Enimont dispute (euro 200 million); (iii) the release of redundant risk reserves (euro 47 million, of which euro 38 million in the Other activities segment, concerning disposals, restructuring and future expense). Expense concerned essentially: (i) provisions for risks and contingencies of euro 248 million, in particular charges related to compliance with environmental laws and regulations in the Other activities (euro 82 million) and Refining & Marketing segments (euro 51 million) and costs expected to be incurred for the decommissioning of inactive sites in the Other activities segment (euro 48 million); (ii) redundancy incentives of euro 116 million in particular in the Petrochemicals, Refining & Marketing, Oilfield Services, Construction and Engineering and Gas & Power segments; (iii) writedowns and losses (euro 66 million) related in particular to the expiry of certain highway concessions for service stations (euro 35 million) and the writedown of the Baytown (USA) elastomer plant in the Petrochemical segment (euro 11 million).

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Income taxes

Income taxes (euro 3,241 million) increased by euro 114 million over 2002, due to a euro 1,046 million increase in income before taxes, to the expiry/reduction of certain tax incentives and lower benefits related to the release of the reserve for anticipated amortization. These negative factors were offset in part by: (i) the effect of the revaluation of assets, provided for by the Italian budget law for 2004 and carried out within the limits of adjustments made in accordance with tax laws, which had a positive balance of euro 414 million net of a tax charge of euro 412 million referred to a substitute tax; (ii) the recording of deferred tax assets related to the temporary difference between the recorded value of assets of Stoccaggi Gas Italia SpA and their value for tax purposes, following the adjustment made by the company in May 20034 (euro 287 million); (iii) the fact that in 2002 the reserve for deferred taxes was increased in relation to the 10 percentage point increase in corporate taxes for oil companies in the United Kingdom (from 30 to 40%) with a euro 215 million effect; (iv) a 2 percentage point decline in corporate tax (Irpeg) in Italy.

Minority interest

Minority interest (euro 569 million) concerned in particular Snam Rete Gas SpA (euro 427 million) and Saipem SpA (euro 112 million). The euro 60 million decline over 2002 was due essentially to the effect of the tender offer on Italgas shares (euro 124 million).

Consolidated balance sheet

		(million €)
	Dec. 31, 2002	Dec. 31, 2003
Non-current assets
Net fixed assets	33,693	36,360
Intangible assets	3,175	3,610
Investments	2,797	3,160
Operating financing receivables and securities related to operations	1,408	983
Net accounts payable in relation to investments	(870)	(1,018)
	40,203	43,095
Net working capital	(204)	(679)
Reserve for employee termination indemnities	(507)	(555)
Net capital employed	39,492	41,861
Shareholders’ equity including minority interest	28,351	28,318
Net borrowings	11,141	13,543
Total liabilities and shareholders’ equity	39,492	41,861

(4)	Law No. 448 of December 28, 2001 allows companies receiving assets in conferral to align the taxable value of conferred assets to the higher book value by paying a substitute tax amounting to 9% of the difference between the two values. Stoccaggi Gas Italia SpA, which in 2001 was conferred natural gas storage assets from Eni SpA and Snam SpA, applied this law. Therefore in Eni’s consolidated financial statements a temporary difference between taxable values and book values of these assets was recorded which led to the recording of a net deferred tax asset of euro 287 million (net of substitute tax of euro 154 million).

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The appreciation of the euro over other currencies, in particular the US dollar (at December 31, 2003 the euro was up 20% over the US dollar with respect to December 31, 2002) determined an estimated decline in the book value of net capital employed of about euro 3.3 billion, in net equity of about euro 1.9 billion and in net borrowings of about euro 1.4 billion as a result of the conversion of financial statements denominated in currencies other than the euro at December 31, 2003.

At December 31, 2003, net capital employed totaled euro 41,861 million, representing an increase of euro 2,369 million over December 31, 2002, due mainly to an increase in net fixed assets related to capital expenditure and the attribution to net fixed assets of the difference (euro 1,810 million, of which euro 58 million related to purchases effected in 2002) between the purchase price of Italgas shares acquired in a tender offer and the underlying book value of net equity. These increases were offset in part by the effect of the appreciation of the euro over the dollar in the conversion of financial statements denominated in currencies other than the euro and of repayments of operating financing receivables (euro 919 million) by Transitgas AG (Eni’s interest 46%) and EnBW (Eni’s interest 50%), companies accounted for by the equity method.

The share of the Exploration & Production, Gas & Power and Refining & Marketing divisions on Eni’s net capital employed was 90.9% (88.4% as of December 31, 2002). The debt to equity ratio went from 0.39 at December 31, 2002 to 0.48.

Net fixed assets (euro 36,360 million) were primarily related to the Exploration & Production (55.9%), Gas & Power (26.1%) and Refining & Marketing (8.7%) divisions. Provisions for depreciation, amortization and writedowns (euro 40,378 million) represented 52.6% of gross fixed assets (54.1% at December 31, 2002).

Investments in unconsolidated subsidiaries and affiliates (euro 3,160 million) consisted primarily of 33.34% of Galp Energia SGPS SA (euro 602 million), 50% of Unión Fenosa Gas (euro 416 million), 49% of Greek natural gas secondary distribution companies EPA Thessaloniki and Thessaly (euro 190 million), 49% of Azienda Energia e Servizi SpA (euro 168 million), 50% of Raffineria di Milazzo ScpA (euro 131 million), 50% of Blue Stream Pipeline Co BV (euro 125 million), 28% of Erg Raffinerie Mediterranee Srl (euro 100 million), 50% of EnBW - Eni Verwaltungsgesellschaft mbH (euro 94 million), 10.4% of Nigeria Lng Ltd (euro 92 million), 33.33% of United Gas Derivatives Co (euro 82 million) and 49% of Superoctanos CA (euro 80 million).

Operating financing receivables and securities related to operations (euro 983 million) were made up primarily of loans made by Eni’s financial subsidiaries on behalf of Eni’s operating subsidiaries, in particular in the Gas & Power division (euro 720 million) and in the Exploration & Production division (euro 184 million).

Net equity at December 31, 2003 (euro 28,318 million) was substantially in line with net equity at December 31, 2002. The increase deriving from net income before minority interest (euro 6,154 million) was entirely offset by: (i) the payment of dividends for 2002 (euro 3,011 million, of which euro 2,833 by Eni SpA); (ii) exchange differences from the conversion of financial statements denominated in currencies other than the euro (about euro 1.9 billion); (iii) the impact of the Italgas tender offer (euro 816 million); (iv) buy-back of own shares (euro 329 million).

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Net working capital

		(million €)
	Dec. 31, 2002	Dec. 31, 2003
Inventories	3,200	3,293
Trade accounts receivable	9,090	9,772
Trade accounts payable	(5,579)	(5,950)
Tax liabilities	(2,978)	(2,532)
Reserve for contingencies	(5,522)	(5,708)
Other operating assets (liabilities) (1)	1,585	446
	(204)	(679)

(1)	Include operating financing receivables and securities related to operations for euro 447 million (euro 1,237 million at December 31, 2002) and securities covering technical reserves of insurance companies for euro 483 million (euro 489 million at December 31, 2002).

Trade accounts receivables increased by euro 682 million due essentially to: (i) increased volumes of natural gas and oil products sold and the fact that the payment deadlines of certain relevant natural gas supply invoices (approximately euro 230 million) matured in the first days of 2004; (ii) higher activity levels in the Oilfield Services, Construction and Engineering segment.

The euro 446 million decline in tax liabilities and the net reserve for taxes was due to: (i) the net effect for euro 414 million of the release of the reserve for deferred taxes of euro 826 million and the recording of a substitute tax of euro 412 million related to the revaluation of assets provided for by the 2004 budget law; (ii) the recording of deferred tax assets (euro 441 million) net of the substitute tax liability (euro 154 million) related to application of Law 448/2001 by Stoccaggi Gas Italia (see Income Taxes above) and the effect of the conversion of financial statements denominated in currencies other than the euro (euro 470 million). These declines were offset in part by the increase in the reserve for deferred tax liabilities and in taxes payable (euro 725 million) due in particular to the recognition of deferred taxes on part of the difference between the purchase cost of Italgas shares and the underlaying book value of net equity allocated to fixed assets (euro 207 million) and the effect of the purchase of Fortum Petroleum AS, now Eni Norge AS (euro 145 million).

The reserve for contingencies (euro 5,708 million) included essentially: the site restoration and abandonment reserve of euro 2,040 million (euro 1,980 million at December 31, 2002), the environmental risk reserve of euro 1,657 million (euro 1,608 million at December 31, 2002), the loss adjustment and actuarial reserve for Eni’s insurance companies of euro 599 million (euro 593 million at December 31, 2002), the reserve for disposals and restructuring of euro 214 million (euro 304 million at December 31, 2002), the reserve for contract penalties and disputes of euro 181 million (euro 211 million at December 31, 2002), the reserve for employee retirement and similar obligations of euro 175 million (euro 128 million at December 31, 2002) and the reserve for losses related to investments of euro 121 million (euro 106 million at December 31, 2002).

Other operating assets (euro 446 million) decreased by euro 1,139 million due essentially to repayments of loans related to operations from companies accounted for with the equity method.

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Net borrowings

At December 31, 2003, net borrowings totaled euro 13,543 million, representing an increase of euro 2,402 million over December 31, 2002.

		(million €)
	Dec. 31, 2002	Dec. 31, 2003
Debts and bonds	15,420	16,254
Cash	(1,791)	(1,580)
Securities not related to operations	(1,020)	(794)
Accounts receivable financing non related to operations	(1,465)	(272)
Other	(3)	(65)
	11,141	13,543

Debts and bonds amounted to euro 16,254 million, of which 7,918 were short-term (including the portion of long-term debt due within twelve months for euro 490 million) and 8,336 were medium and long-term. In particular bonds amounted to euro 4,793 million (euro 3,518 million at December 31, 2002).

Gross borrowings of euro 16,254 million were denominated for 60% in euro, for 32% in US dollars, for 4% in pound sterling and for 4% in other currencies.

Reclassified cash flow statement and change in net borrowings

			(million €)
	2001	2002	2003
Net income before minority interest	8,220	5,222	6,154
as adjusted:
- depreciation, amortization and other non monetary items	4,841	5,682	5,493
- net gains on disposal of assets	(170)	(152)	(35)
- dividends, interest, extraordinary income (expense) and income taxes	2,164	3,305	3,268
Cash generated from operating income before changes in working capital	15,055	14,057	14,880
Changes in working capital related to operations	(206)	(510)	(465)
Dividends received, taxes paid, interest and extraordinary income/expense (paid) received during the year	(6,765)	(2,969)	(3,588)
Net cash provided by operating activities	8,084	10,578	10,827
Capital expenditure	(6,606)	(8,048)	(8,802)
Acquisitions	(3,082)	(1,315)	(985)
Disposals	2,114	935	650
Other investments and divestments	(40)	(319)	1,110
Free cash flow	470	1,831	2,800
Borrowings (repayment) of debt related to financing activities	994	(1,171)	1,400
Changes in short and long-term financial debt	(490)	3,736	1,629
Dividends paid and changes in minority interest and reserves	(950)	(3,846)	(5,933)
Effect of change in consolidation and exchange differences	38	(64)	(107)
NET CASH FLOW FOR THE PERIOD	62	486	(211)
Free cash flow	470	1,831	2,800
Net borrowings of acquired companies	(1,582)	(51)	(692)
Net borrowings of divested companies	185	39	1
Exchange differences on net borrowings and other changes	(312)	990	1,422
Dividends paid and changes in minority interest and reserves	(950)	(3,846)	(5,933)
CHANGE IN NET BORROWINGS	(2,189)	(1,037)	(2,402)

Relevant financial requirements for capital expenditure and investments (euro 13,057 million, including assumed net borrowings of euro 692 million), the payment of dividends

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for 2002 (euro 3,011 million, of which euro 2,833 million by Eni SpA) and the buy-back of own shares (euro 329 million) were covered for the most part by the cash flows generated from operating activities (euro 10,827) and proceeds from disposals (euro 650 million).

Capital expenditure and investments

			(million €)
	2001	2002	2003
Exploration & Production	4,276	5,615	5,681
Gas & Power	1,065	1,315	1,760
Refining & Marketing	496	550	730
Petrochemicals	390	145	141
Oilfield Services Construction and Engineering	304	233	278
Other activities	75	119	71
Corporate and financial companies		71	141
Capital expenditure in tangible and intangible assets (1)	6,606	8,048	8,802
Investments	4,664	1,366	4,255
	11,270	9,414	13,057

(1)	Does not include R&D costs whose effects are limited to one year amounting to euro 190, 164 and 186 million in 2001, 2002 and 2003, respectively.

Capital expenditure and investments amounted to euro 13,057 million (up 38.7% over 2002). Capital expenditure amounted to 8,802 million, of which 93% related to the Exploration & Production, Gas & Power and Refining & Marketing segments, and concerned in particular: (i) the development of hydrocarbon fields (euro 5,016 million) in Libya, Iran, Angola, Nigeria, Italy, Egypt and Kazakhstan; (ii) exploration (euro 635 million); (iii) upgrade and maintenance of Eni’s natural gas primary transmission and distribution network in Italy (euro 726 million); (iv) the construction of power stations (euro 542 million); (v) the construction of the Greenstream gasline (euro 460 million) that will carry natural gas from Libyan fields to Sicily; (vi) refinery upgrade, upgrade of the fuel distribution network in Italy and outside Italy and the purchase of service stations in Europe (for a total of euro 730 million). Investments amounted to euro 4,255 million and concerned primarily the Italgas tender offer (euro 2,569 million), the purchase of 100% of Fortum Petroleum (euro 909 million), of 50% of Unión Fenosa Gas (euro 442 million), as well as the purchase of majority stakes in natural gas distribution companies in Hungary (euro 68 million).

Net cash provided by operating activities (euro 3,340 million, net of the outlay for the Italgas tender offer of euro 2,569 and the purchase of further interests in consolidated companies of euro 24 million) enabled the payment of dividends by Eni SpA (euro 2,833 million), the buy-back of own shares (euro 329 million), the payment of dividends by Snam Rete Gas SpA (euro 126 million), by Saipem SpA (euro 36 million) and other consolidated companies (euro 16 million).

Disposals (euro 650 million) concerned essentially: (i) the Refining & Marketing division (euro 293 million) related to the sale of service stations in Italy (euro 216 million) and real estate and other minor assets (euro 77 million); (ii) the Exploration & Production division (euro 140 million) mainly related to the sale of interests in hydrocarbon fields in the North Sea within the rationalization process of its mineral right portfolio; (iii) the Other Activities segment (euro 95 million) related in particular to the sale of 20% of Inca International SpA and 50% of Epoxital (overall euro 44 million), the liquidation of Conserv Inc (euro 25 million) and the sale of real estate and minor assets (euro 26 million); (iv) the Gas & Power division (euro 86 million) related to the sale of the marine tanker business (euro 52 million) and of real estate and minor assets (euro 34 million).

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other information

Transactions with related parties

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well as other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.

Amounts and types of trade and financial transactions with related parties are described in the Notes to the Financial Statements (Note No. 26).

Share buy-back program

In order to increase value for shareholders Eni’s General Shareholders’ Meeting on May 30, 2003 authorized the Board of Directors, in accordance with article 2357 of the Civil Code to continue the share buy-back program up to a maximum of 400 million own shares, nominal value one euro, to a total amount of euro 5.4 billion for a period of 18 months from the Meeting’s date. Both limits include shares held in portfolio at the Meeting’s date (224.2 million shares, nominal value one euro, for euro 3,082 million). Purchases will be made on the Mercato Telematico Azionario managed by Borsa Italiana SpA at price no lower than their nominal value and no higher than 5% over the reference price registered on the banking day preceding each purchase.

		Average
		purchase cost	Total cost	Share capital
Purchases	Number of shares	(euro)	(million euro)	(%)
2000 (starting from September, 1)	44,381,500	12.924	574	1.11
2001	109,999,326	13.584	1,494	2.75
2002	52,256,742	14.743	770	1.30
2003	23,944,898	13.761 (1)	329	0.60
	230,582,466	13.738	3,167	5.76
less:
- shares assigned to shareholders of Snam SpA	13
- shares granted to Eni managers for no consideration in execution of 2003 stock grant plan	14,000
	230,568,453

(1)	In year 2003 the official average share price weighted by volumes was euro 13.567.

Incentive plans for Eni managers with Eni stock

Information on Eni’s share buy-back program and incentive plans for Eni managers with Eni stock are included in the Notes to the Financial Statements (Note No. 29).

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Introduction of international accounting standards

As a consequence of the coming into force of European Regulation No. 1606/2002 of the European Parliament and European Council of July 19, 2002 (“Regulation”), starting in 2005 companies with securities listed on regulated markets of Member States are required to prepare their consolidated financial statements in accordance with international accounting standards (“IAS”).

In order to comply with the requirements of this Regulation, from July 2002 Eni started its program for implementing IASs by creating study groups on specific issues, made up of Eni SpA and Eni Group companies employees, entrusted with the task to define a proposal for the revision of Group accounting rules, highlight the differences with current policies for Italian GAAP and U.S. GAAP and provide support to the analysis of the effects of the adoption of IASs on information systems. Study groups addressed the provisions of current IASs and the main changes contained in the draft review of International Accounting Standards.

In December a proposal for the review of Group accounting rules concerning the most significant items of financial statements was defined, which is currently under further scrutiny in consideration of recent IASB interpretations.

Within each Division/Sector-head company a manager has been entrusted with the responsibility to monitor the impact on operations, identify the necessary changes to administrative processes and information systems and share individual solutions identified with the rest of the Group. Eni also intends to carry out training sessions for disseminating information on the most relevant consequences of the application of international standards, on possible operating problems and for sharing the solutions agreed.

The introduction of new standards is favored by the experience gained by the application of U.S. GAAP, a requirement for Eni, as it is listed at the New York Stock Exchange.

As compared to currently applied accounting rules, the innovative aspects are: (i) the recognition of charges to risk and contingency reserves on the basis of the present value of expected expenses when the passing of time (accretion) is relevant; (ii) the use of actuarial techniques for the evaluation of employee termination indemnities; (iii) the elimination of the Lifo criterion for the evaluation of inventories; (iv) the fact that, as in U.S. GAAP, goodwill is not amortized but tested for impairment at least annually, at the level of the smallest cash generating unit, by comparing book value and market value (draft standard on business combinations); (v) the adoption of fair value in the evaluation of investments in companies that are neither subsidiaries nor affiliates.

With specific reference to exploration and production activities, no discontinuity is evidenced with current criteria, as current IASs do not apply to recognition and evaluation criteria. In January 2004, IASB published a draft accounting standard “Exploration for and evaluation of mineral resources” which allows to maintain current criteria for recognizing and evaluating exploration costs (e.g. geological and geophysical studies; acquisition of exploration permits; exploration wells, etc.), including their recognition as assets (so called exploration and evaluation assets).

With reference to financial instruments, serious uncertainties exist on the recognition and evaluation criteria applicable from 2005. In particular, the European Commission, in its

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OTHER INFORMATION

Regulation No. 1725 of September 29, 2003, did not adopt IAS 32 “Financial instruments: disclosure and presentation”, IAS 39 “Financial instruments: recognition and measurement” and their interpretations; the updated versions of these principles, issued in December 2003 by the IASB, are under review.

At the date of transition to the new standards, corresponding to the first compared period (in Eni’s case January 1, 2004) accounts are prepared that: (i) recognize only all the assets and liabilities defined as such by the new standards; (ii) classify and evaluate assets and liabilities with the values that would have been determined if the new standards had been applied from the initial recognition. The effect of the adjustment of initial balances of assets and liabilities to the new standards is recognized under net equity.

The retroactive adoption of IASs may be subject to derogation if it causes costs higher than the benefits it produces in terms of information or to prohibitions if it entails a high degree of discretionary power in evaluation. Derogations and prohibitions are expressly stated in the regulation that defines also the applicable treatment.

Subsequent events

Relevant subsequent events concerning operations are found in the operating review.

Management’s expectations of operations

Trends in 2004 of main outside variables that influence Eni’s results of operations are indicated below:

-	worldwide demand for oil is expected to increase by more than 1% over 2003 due to the recovery of world economy propelled by the USA, China and Japan. Eni’s forecast on oil prices in 2004 indicates an average price of Brent lower than in 2003 (28.84 dollars/barrel) that reflects market drivers and Opec’s decision to support prices by reducing production by one million barrels/day from April 2004 related to the seasonal drop in demand;

-	in 2004 the euro is expected to continue its appreciation over the dollar, due to the adjustment process of imbalances in US economy whose effects are offset in part by the different growth rates in the USA and the euro area. Eni forecasts an average euro/dollar exchange rate of about 1.25 dollars per euro, a 10% increase as compared to the average exchange rate of 2003 (1 euro = 1.131 US dollar);

-	demand for natural gas in Italy, assuming normal temperatures, is expected to remain at 2003 levels (about 77 billion cubic meters);

-	refining margins in Europe are expected to mantain the average levels registered in the second half of 2003. The trend of margins will be supported by the expected increase in demand for gasolines in the USA and medium distillates in Asia.

The following are the forecasts for Eni’s key production and sales metrics in 2004:

-	daily production of hydrocarbons (1.56 million boe/day in 2003), net of the effect of the rationalization of the portfolio of mineral assets is forecasted to grow in line with the planned average growth rate for the 2003-2007 period (approximately 5% per year). Increases in 2004 will be achieved through production growth outside Italy and startups in areas where Eni’s presence is consolidated (Kazakhstan, Nigeria, Angola, Algeria and Libya) and more recently acquired ones (Venezuela, Australia, Pakistan and Iran);

-	volumes of natural gas sold in primary distribution in Italy and the rest of Europe (including volumes of natural gas consumed in operations), are expected to increase by about 2% (71.46 billion cubic meters in 2003); volumes transported on behalf of third parties in Italy are expected to increase by about 6% (24.63 billion cubic meters in 2003) related to the forecasted trends of demand and the reaching in 2003 of full volumes of supply contracts with operators in this segment;

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OTHER INFORMATION

-	electricity production sold is expected to increase by over 100% (5.55 terawatthour in 2003) due to the coming onstream of new generation capacity (1.4 gigawatt) at the Ferrera Erbognone and Ravenna sites (1.9 gigawatt in 2003);

-	total refinery processing intake on wholly owned refineries is expected to increase by about 4% (31.80 million tonnes in 2003) and refineries are expected to run at full capacity;

-	sales of refined products on retail markets in Italy and the rest of Europe are expected to increase by about 5% (14.01 million tonnes in 2003); average throughput is expected to increase both in Italy (1,813,000 liters in 2003) and in the rest of Europe (2,378,000 liters in 2003).

In 2004 capital expenditure is expected to amount to approximately euro 8 billion; about 92% of capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments. The major projects concerned are: (i) in the Exploration & Production segment the development of fields in Libya, in Block 15 (Eni’s interest 20%) offshore Angola, Kazakhstan (Kashagan and Karachaganak) and Iran as well as exploration; (ii) in the Gas & Power segment upgrade and maintenance of Eni’s primary and secondary natural gas transmission network, as well as continuation of the plan for power station construction; (iii) in the Refining & Marketing segment the construction of a tar gasification plant at the Sannazzaro refinery and the maintenance and upgrade of the fuel distribution network.

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ANNUAL REPORT
OTHER INFORMATION

glossary

A glossary of financial and oil and gas terms is available on Eni’s web page at the address www.eni.it/english /notizie/mediateca /glossario_eni.html. Follows a selection of the most frequently used terms.

FINANCIAL TERMS

Leverage It is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

Roace Return On Average Capital Employed, is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

OIL AND NATURAL GAS ACTIVITIES

Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

Boe Barrel of Oil Equivalent It is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a coefficient equal to 0.0061 in the case of gas produced outside Italy and 0.0063 in the case of gas produced in Italy due to their different heat value.

Concession contracts Contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

Deep waters Waters deeper than 200 meters.

Development Drilling and other post-exploration activities aimed at the production of oil and gas.

Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return to their original shape, to a certain degree, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubbers (SBR), ethylene-propylene rubbers (EPR), thermoplastic rubbers (TPR) and nitrylic rubbers (NBR).

Enhanced recovery Techniques used to increase or stretch over time the production of wells.

EPC (Engineering, Procurement, Commissioning) a contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined “turnkey” when the plant is supplied for start-up.

EPIC (Engineering, Procurement, Installation Commissioning) a contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking by means of risers from the seabed the underwater wellheads to the treatment, storage and offloading systems onboard.

Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160° C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Mineral Potential (“Potentially recoverable hydrocarbon volumes”) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

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GLOSSARY

Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

Network Code A Code containing norms and regulations for access to, management and operation of natural gas pipelines.

Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

Over/Under lifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary Over/Under lifting situations.

Possible reserves Amounts of hydrocarbons that have a lower degree of certainty than probable reserves and are estimated with lower certainty, for which it is not possible to foresee production.

Probable reserves Amounts of hydrocarbons that are probably, but not certainly, expected to be extracted. They are estimated based on known geological conditions, similar characteristics of rock deposits and the interpretation of geophysical data. Further uncertainty elements may concern: (i) the extension or other features of the field; (ii) economic viability of extraction based on the terms of the development project; (iii) existence and adequacy of transmission infrastructure and/or markets; (iv) the regulatory framework.

Production Sharing Agreement Contract in use in African, Middle Eastern, Far Eastern and Latin American countries, regulating relationships between State and oil companies with regards to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “cost oil” is used to recover costs borne by the contractor, “profit oil” is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one country to the other.

Proved reserves Proved reserves are estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which are expected to be retrieved from deposits and used commercially, at the economic and technical conditions applicable at the time and according to current legislation. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is expression of the company’s determination.

Recoverable reserves Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Take-or-pay Clause included in natural gas transportation contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. Do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

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GLOSSARY

report of independent auditors

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ANNUAL REPORT 2003
CONSOLIDATED FINANCIAL STATEMENTS

balance sheets

(Amounts stated in million €)	Note	Dec. 31, 2002	Dec. 31, 2003
ASSETS
Current assets:
Cash and cash equivalent		3,265	1,623
Marketable securities	3	1,208	1,277
Receivables, net	4	13,530	13,802
Inventories, net:	5
Crude oil, natural gas and petroleum products		1,821	1,652
Chemical products		622	636
Work in progress on long-term contracts		184	434
Other		573	571
Total inventories		3,200	3,293
Accrued interest and other		573	533
Total current assets		21,776	20,528
Non-current assets:
Fixed assets, net of accumulated depreciation, amortization and writedowns	6	33,693	36,360
Receivables, net	4	2,500	1,395
Investments	7	2,779	3,160
Intangible assets	8	3,175	3,610
Other	9	1,885	2,283
Total non-current assets		44,032	46,808
Total assets		65,808	67,336
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	11	7,890	7,428
Current portion of long-term debt	11	980	490
Trade accounts payable		5,537	5,887
Advances		1,457	1,551
Taxes payable	10	1,791	2,183
Accrued expenses and other		3,937	3,841
Total current liabilities		21,592	21,380
Non-current liabilities:
Long-term debt	11	6,550	8,336
Reserve for employee termination indemnities		507	555
Reserves for contingencies	12	5,522	5,708
Deferred and other non-current income tax liabilities	12	2,611	2,442
Accrued expenses and other		675	597
Total non-current liabilities		15,865	17,638
Total liabilities		37,457	39,018
Minority interests		2,094	1,622
Shareholders’ equity:	13
Capital stock 4,002,922,176 fully paid shares nominal value 1 euro each (4,001,814,026 shares at December 31, 2002)		4,002	4,003
Reserves		20,500	20,272
Treasury shares		(2,838)	(3,164)
Net income for the year		4,593	5,585
Total shareholders’ equity		26,257	26,696
Total liabilities and shareholders’ equity		65,808	67,336

(The accompanying notes are an integral part of these consolidated financial statements)

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CONSOLIDATED FINANCIAL STATEMENTS

statements of income

(Amounts stated in million €, except per Share and per ADS data)	Note	2001	2002	2003
Revenues:
Net sales from operations	14	48,925	47,922	51,487
Other income and revenues		921	1,080	913
Total revenues		49,846	49,002	52,400
Operating expenses:
Purchases, services and other	15	31,828	31,893	34,566
Payroll and related costs	16	2,851	3,103	3,166
Depreciation, amortization and writedowns	17	4,771	5,504	5,151
Operating income		10,396	8,502	9,517
Interest and other income (expense):
Financial expense and exchange differences, net(a)	18	(259)	(167)	(154)
Other income (expense) from investments	19	(216)	43	(17)
Total interest and other income (expense)		(475)	(124)	(171)
Income before extraordinary income (expense) and income taxes		9,921	8,378	9,346
Extraordinary income (expense)(b)	20	1,837	(29)	49
Income before income taxes		11,758	8,349	9,395
Income taxes	21	(3,530)	(3,127)	(3,241)
Income before minority interest		8,228	5,222	6,154
Minority interest in net income		(477)	(629)	(569)
Net income		7,751	4,593	5,585
Earnings per Share (based on the weighted-average number of shares outstanding for each period)(c)	22	1.98	1.20	1.48
Earnings per ADS (based on five shares per ADS)(c)		9.91	6.00	7.39

(a)	Included financial income and expense and changes in value of financial assets net of interest capitalized.

(b)	Before income taxes.

(c)	Amount in euro.

(The accompanying notes are an integral part of these consolidated financial statements)

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CONSOLIDATED FINANCIAL STATEMENTS

statements of cash flows

(Amounts stated in million €)	2001	2002	2003
Cash flow from operating activities
Net income	7,751	4,593	5,585
Minority interest in net income	477	629	569
Depreciation and amortization	4,671	4,962	4,710
Writedowns (revaluations), net	571	591	586
Net change in other reserves	(323)	96	144
Net change in the reserve for employee termination indemnities	23	33	53
Loss (gain) on disposal of assets, net	(170)	(152)	(35)
Dividend income	(40)	(32)	(22)
Interest income	(493)	(322)	(197)
Interest expense	811	568	574
Unrealized exchange differences	67	(65)	(279)
Extraordinary expense (income), net	(1,837)	29	(49)
Income taxes	3,530	3,127	3,241
Cash generated from operating income before changes in working capital	15,038	14,057	14,880
(Increase) decrease:
- inventories	179	(209)	(162)
- accounts receivable	(21)	(925)	(622)
- accrued interest and other current assets	(89)	88	66
- trade and other accounts payable	(420)	555	451
- accrued expenses and other	154	(19)	(198)
Cash from operations	14,841	13,547	14,415
Dividends received	129	147	189
Interest received	455	164	234
Interest paid	(790)	(579)	(432)
Net extraordinary expense paid	(300)	(162)	(50)
Income taxes paid	(6,189)	(2,539)	(3,529)
Net cash provided from operating activities	8,146	10,578	10,827
Cash flows from investing activities
Investments:
- intangible assets	(1,304)	(1,205)	(959)
- fixed assets	(5,273)	(6,843)	(7,843)
- new consolidated subsidiaries and businesses	(2,662)	(1,043)	(283)
- investments	(420)	(272)	(702)
- securities	(441)	(61)	(103)
- financing receivables	(684)	(661)	(1,095)
- change in accounts payable in relation to investments and capitalized depreciation	(160)	193	207
	(10,944)	(9,892)	(10,778)

(The accompanying notes are an integral part of these consolidated financial statements)

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CONSOLIDATED FINANCIAL STATEMENTS

(Amounts stated in million €)	2001	2002	2003
Disposals:
- intangible assets	8	77	49
- fixed assets	882	475	177
- consolidated subsidiaries and businesses	1,084	270	338
- investments	140	113	86
- securities	978	194	301
- financing receivables	1,333	234	1,758
- change in accounts receivable in relation to disposals	(35)		11
	4,390	1,363	2,720
Net cash used in investing activities	(6,554)	(8,529)	(8,058)
Cash flows from financing activities
Proceeds from long-term debt	636	2,145	3,118
Payments of long-term debt	(1,311)	(503)	(485)
Additions to (reductions of) short-term debt	141	2,094	(1,004)
	(534)	3,736	1,629
Payments to (by) minority shareholders	1,337	62	13
Sale (purchase) of additional interests in subsidiaries	943	(103)	(2,606)
Dividends to minority shareholders	(1,736)	(3,035)	(3,011)
Other	(1,494)	(770)	(329)
Net cash used in financing activities	(1,484)	(110)	(4,304)
Effect of change in consolidation area	25	57	(9)
Effect of exchange differences	13	(121)	(98)
Net cash flow for the year	146	1,875	(1,642)
Cash and cash equivalent at beginning of the year	1,244	1,390	3,265
Cash and cash equivalent at end of the year	1,390	3,265	1,623

(The accompanying notes are an integral part of these consolidated financial statements)

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CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

(Amounts stated in million €)	2001	2002	2003
Effect of investments in new consolidated subsidiaries and businesses
Non-current assets	7,262	1,245	1,179
Current assets	504	697	567
Net borrowings	(1,054)	125	(683)
Other liabilities	(2,307)	(844)	(768)
Net effect of investments	4,405	1,223	295
Transferred from equity investment	(1,215)	(4)
Minority interest and reserves			(3)
Purchase price	3,190	1,219	292
less: cash acquired	(528)	(176)	(9)
Cash from investments in consolidated subsidiaries	2,662	1,043	283
Effect of disposal of consolidated subsidiaries and businesses
Non-current assets	1,068	153	108
Current assets	185	53	2
Net borrowings	(184)	(16)	(1)
Other liabilities	(562)	(85)	(4)
Net effect of disposal	507	105	105
Gain (loss) on disposal	597	194	233
Minority interest and reserves	(19)	(6)
Selling price	1,085	293	338
less: cash conferred	(1)	(23)
Cash flow on disposal	1,084	270	338

(The accompanying notes are an integral part of these consolidated financial statements)

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ANNUAL REPORT 2003
CONSOLIDATED FINANCIAL STATEMENTS

statements of changes in shareholders’ equity

		Legal		Reserve for	Reserve	Distributable	Former Agip
		reserve of	Treasury	treasury	from	reserve of	SpA reserves	State
(Amounts stated in million €)	Share capital	Eni SpA	shares	shares	mergers	Eni SpA	reconstituted	grants
Balance at December 31, 2000	4,133	827	574	2,826		1,856	103	58
Dividend distribution (euro 0.212 per Share)
Allocation of 2000 net income						1,658
Shares repurchased			1,494	(1,494)
Conversion of the share capital from italian lire to euro	(132)	132
Unallocated lower cost of investments carried on under equity method
State grants								4
Exchange differences arising on the translation of foreign currency financial statements
Other changes
Net income for the year
Balance at December 31, 2001	4,001	959	2,068	1,332		3,514	103	62
Dividend distribution (euro 0.75 per Share)						(757)
Allocation of 2001 net income						3
Increase of reserve for shares granted to employees article 2349 civil code						(2)
Authorization to repurchase shares				2,000		(2,000)
Reserve from mergers					1,390
Shares repurchased			770	(770)
Shares issued under stock grant plan	1
Exchange differences arising on the translation of foreign currency financial statements
Other changes
Net income for the year
Balance at December 31, 2002	4,002	959	2,838	2,562	1,390	758	103	62
Dividend distribution (euro 0.75 per Share)
Allocation of 2002 net income						789
Shares repurchased			329	(329)
Reduction in value of stock grant			(3)			3
Shares issued under stock grant plan	1
Reclassification					(1,390)	1,500
Exchange differences arising on the translation of foreign currency financial statements
Exchange differences arising on the distribution of dividends and other changes
Net income for the year
Balance at December 31, 2003	4,003	959	3,164	2,233		3,050	103	62

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Reserve for	Reserve	Cumulative
		shares granted to	article 13	translation
	Consolidation	employees article	Law Decree	adjustment	Loans serviced by	Retained	Net income
(Amounts stated in million €)	reserves	2349 civil code	124/1993	reserve	the Government	earnings	for the year	Total
Balance at December 31, 2000	6	2		911	4	5,904	5,771	22,975
Dividend distribution (euro 0.212 per Share)							(1,664)	(1,664)
Allocation of 2000 net income		1				2,448	(4,107)
Shares repurchased
Conversion of the share capital from italian lire to euro
Unallocated lower cost of investments carried on under equity method	25							25
State grants					(4)
Exchange differences arising on the translation of foreign currency financial statements				451				451
Other changes						13		13
Net income for the year							7,751	7,751
Balance at December 31, 2001	31	3		1,362		8,365	7,751	29,551
Dividend distribution (euro 0.75 per Share)							(2,119)	(2,876)
Allocation of 2001 net income						5,629	(5,632)
Increase of reserve for shares granted to employees article 2349 civil code		2
Authorization to repurchase shares
Reserve from mergers			1			(1,391)
Shares repurchased
Shares issued under stock grant plan		(1)
Exchange differences arising on the translation of foreign currency financial statements				(2,125)				(2,125)
Other changes						(48)		(48)
Net income for the year							4,593	4,593
Balance at December 31, 2002	31	4	1	(763)		12,555	4,593	29,095
Dividend distribution (euro 0.75 per Share)							(2,833)	(2,833)
Allocation of 2002 net income						971	(1,760)
Shares repurchased
Reduction in value of stock grant
Shares issued under stock grant plan		(1)
Reclassification						(110)
Exchange differences arising on the translation of foreign currency financial statements				(1,845)				(1,845)
Exchange differences arising on the distribution of dividends and other changes				103		(245)		(142)
Net income for the year							5,585	5,585
Balance at December 31, 2003	31	3	1	(2,505)		13,171	5,585	29,860

(The accompanying notes are an integral part of these consolidated financial statements)

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ANNUAL REPORT 2003
CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

1 General

Eni SpA and its subsidiaries (“Eni”) together constitute a fully integrated company operating in the oil and gas, electricity generation, petrochemicals, oilfield services and engineering industries. Eni SpA is the successor entity to Ente Nazionale Idrocarburi, which was established in 1953 as public statutory body to act as Italy’s national oil and gas company. In July 1992, in connection with the privatization program of the Italian Government (the “Government”), the public statutory body was converted into a joint stock company, with the Ministry of Economy and Finance (previously Ministry of Treasury, Budget and Economic Planning) of Italy as the sole shareholder. See Note 13 “Shareholders’ equity” for further information regarding share capital.

2 Summary of significant accounting and reporting policies

Basis of presentation

The consolidated financial statements of Eni have been prepared in accordance with Eni’s group accounting policies which are in accordance with principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri or, in the absence thereof and if applicable, the International Accounting Standards Board (IASB). In the absence of indications in said principles, particularly related to the application of the Unit of Production and Production Sharing Agreement methods of accounting, specific criteria for hydrocarbons exploration and production applied internationally have been followed (collectively, “Italian GAAP”). Italian GAAP differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A description of these differences and their effects on net income and shareholders’ equity is set forth in Notes 27 and 28. The financial statements have been reformatted from the original Italian statutory financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the U.S. Securities and Exchange Commission (the “SEC”). Reclassifications concerned essentially a different aggregation of certain items that were distinguished between current and non-current, as well as the recording as a decrease in net borrowings of implicit interests and the reclassification as a decrease in net equity of treasury shares purchased, items that in the original Italian statutory financial statements are classified as current assets and fixed assets, respectively.

Principles of consolidation

The consolidated financial statements include the statutory accounts of Eni SpA and all Italian and foreign companies controlled by Eni SpA, directly or indirectly, either by holding the majority of the voting rights or sufficient votes to enable it to exercise control at ordinary shareholders’ meetings. The consolidated financial statements also include, on a proportional basis, the accounts of companies controlled jointly with other partners, except for joint ventures which are accounted for under the equity method. The effects of proportionate consolidation are not material. Insignificant subsidiaries, companies purchased exclusively for sale and companies in liquidation, if their exclusion does not result in a misrepresentation of the company’s financial condition and consolidated results, are not included in the scope of consolidation. The effects of these exclusions on the whole, are not material.

Companies excluded from consolidation are accounted for under the equity method or cost basis as described below under the heading Investments.

Investments

Investments in non-consolidated subsidiaries excluded from the consolidation process and in companies where Eni SpA has a 20% to 50% investment, if material, are accounted for using the equity method. Other investments are recorded at cost, adjusted for permanent impairment in value.

Sales of stakes in consolidated subsidiaries

Gains or losses on sales of stakes in consolidated subsidiaries are recorded in the income statement for the amount corresponding to the difference between proceeds from the sale and the divested stake of net equity.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Fiscally driven entries and intercompany transactions

The statutory financial statements reflect certain tax-driven entries. The effects of the tax-driven entries and all intercompany balances and transactions have been eliminated in consolidation.

Foreign currency translation

Assets and liabilities of foreign consolidated companies have been translated at exchange rates ruling at year-end. Equity accounts of foreign consolidated companies are translated using the historic exchange rates. Income statement accounts of foreign consolidated companies are translated at the average rates for the period (source: Ufficio Italiano Cambi). Related translation adjustments are reported as a component of shareholders’ equity. Financial statements of foreign subsidiaries which are translated into euro are denominated in their functional currencies.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into euro using the prevailing rate at the balance sheet date. All differences are recognized in earnings in the period.

Accounting principles

Cash and cash equivalents

Eni considers cash and cash equivalents to be its cash on hand and on deposit with banks and short-term investment with original maturities of 90 days or less.

Marketable securities

Marketable securities are stated at the lower of purchase cost or market value and are usually available for sale.

Inventories

Inventories, except for those relating to contract work in progress, are stated at the lower of cost or market value. The cost of inventories of hydrocarbon (crude oil and natural gas) and petroleum products, representing 57%, and 50% of Eni’s inventories at December 31, 2002 and 2003, respectively, is substantially determined by the last-in, first-out (LIFO) method; the cost of inventories of the Petrochemicals segment, representing 19% of Eni’s inventories at December 31, 2002 and 2003, is generally determined by the average cost method.

Contract work in progress, representing 6% and 13% of inventories at December 31, 2002 and 2003, respectively, is recorded using the percentage-of-completion method measured on the cost-to-cost basis. Payments received in advance of construction are subtracted from inventories and any excess of such advances over the value of work performed is recorded as a liability. Contract work in progress not yet invoiced, whose payment is agreed in a foreign currency, is translated in euro using the current exchange rates at year-end and the effects are recorded in the income statement. Future losses that exceed the revenues earned are accrued for when the company becomes aware such losses will occur.

The remaining inventories are determined, generally, by the average cost method.

Fixed assets

Fixed assets are stated at cost as adjusted by revaluations in accordance with various Italian laws; revaluations are included in consolidated shareholders’ equity. Eni capitalizes interest on debt incurred in connection with specific projects. Cash requirements in excess of such debts are satisfied primarily through funds generated and contributed in the period of construction.

Investment grants from Government agencies are recorded in a contra asset account when authorized, if all the required conditions have been met. Such grants are amortized over the useful life of the assets.

Depreciation of fixed assets, except those related to exploration and production activities, is computed on the revalued cost, using the straight-line method by applying depreciation rates that are based on the estimated remaining useful lives of the fixed assets.

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ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
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Depreciation rates used are as follows:

(%)
Buildings	3	—	10
Plant and machinery:
- pipelines, distribution networks and related plant and machinery	2	—	5
- other plant and machinery	4	—	25
Industrial and commercial equipment	10	—	25

Fixed assets are written down whenever events and changes in circumstances indicate that the carrying amount may not be recoverable. Eni calculates the writedown as the difference between the expected accumulated discounted cash flow and the book value of the asset.

When the circumstances causing impairment cease to exist, Eni reverses previously recorded impairment charges net of depreciation.

Renewals and improvements which extend asset lives are capitalized; maintenance and ordinary repairs are expended as incurred.

Intangible assets

Intangible assets are stated at cost, including interest on debt incurred in connection with specific projects as indicated previously for fixed assets.

Goodwill is recorded as an asset when acquired for consideration and is amortized at constant rates in the periods of use, provided it is no longer than 20 years from the year of recording.

Other intangible assets, except for those related to exploration and production activities, are amortized over the period of expected benefit. Intangibles are written down whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Eni calculates the writedowns as the difference between the expected accumulated discounted cash flow and the book value of the intangible assets. When the circumstances causing impairment cease to exist, Eni reverses previously recorded impairment charges net of amortization. However, goodwill and capitalized organizational costs are not revalued.

Exploration and production activities

Acquisition of mineral rights

Costs associated with the acquisition of mineral rights, including reserves purchased in connection with such acquisition, are capitalized. Mineral rights can also include exploration permits, among other items. Mineral rights are amortized on a straight-line basis over the expected period of benefit. Capitalized costs associated with proved reserves are amortized on a Unit-of-Production (UOP) basis, while capitalized costs related to all other reserves are not amortized until classified as proved. Capitalized costs related to abandon drilling programs are expensed.

Exploration

Costs associated with exploratory activities for oil and gas producing properties incurred to obtain information in order to characterize fields (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are recorded as intangible assets and amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes).

Development

Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas and are capitalized and amortized on a UOP basis. Costs related to unsuccessful developmental wells are expensed immediately as loss on disposal.

Writedowns and revaluations of development costs are made on the same basis as those for fixed assets.

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ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Production

Production costs are costs to operate and maintain wells and field equipment and are expended as incurred.

Abandonment

Eni regularly accrues costs expected to be incurred with respect to eventual well abandonment, including costs associated with site restoration, on a unit of production basis.

Reserve for employee termination indemnities and other employee benefits

Eni’s employees are eligible, immediately upon termination, for severance pay pursuant to Italian law. Eni accrues a reserve for such employee termination liabilities over the period of employment. The amount accrued at each balance sheet date reflects the aggregate liability for all eligible employees if terminated, net of applicable advances.

In addition, Eni makes contributions to certain employee associations that provide medical and various other employee benefits to current employees. These plans are not administered by Eni and contributions are determined in accordance with the agreements negotiated with trade unions. Eni expenses the contributions to the associations in the periods in which they are made. Such amounts are not significant.

Eni’s pension obligations relate only to operations outside Italy and are not significant.

Treasury shares

Treasury shares are recorded at cost written-down for impairments in value as a reduction of shareholders’ equity. When the reasons for the impairment cease to exist, treasury shares can be revalued up to the original cost basis.

Recognition of revenues and costs

Revenues from sales of products are recognized upon transfer of title. In particular, revenues are recognized:

-	for natural gas when the natural gas leaves Eni’s distribution network and is delivered to the consumer;

-	for crude oil, generally upon shipment;

-	for petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales are generally recognized upon shipment from Eni’s plants;

-	for chemicals, generally upon shipment.

In all instances where revenue is recognized upon shipment, all risk of loss has transferred to the buyer upon shipment.

Revenues from natural gas and crude oil production from properties in which Eni has an interest together with other producers are recognized based on actual quantities produced and sold on Eni’s behalf (sales method). Differences between Eni’s net working interest volume and actual production volumes are not significant.

Revenues related to long-term construction contracts are recognized using the percentage-of-completion method measured on the cost-to-cost basis. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident. Revenues related to amounts in excess of the original contract price due to the incurrence of unanticipated additional costs (i.e. Eni claims against third parties), are recognized when it is probable that the claim will result in additional contract revenue and amount of the claim can be reasonably estimated.

Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined.

Eni is party to certain Production Sharing Agreements whereby taxes are settled by joint venture partners by state-owned entities in the name and on behalf of Eni out of reserves produced. The company records such income taxes owed by Eni but paid on its behalf in revenues and income tax expense.

Income taxes

Deferred tax assets or liabilities are recognized for differences between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are not recognized if ultimate payment is not deemed probable. Deferred tax assets are recognized when there is a reasonable expectation of their realization. Deferred tax liabilities are recorded in the

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ANNUAL REPORT 2003
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“Non-current income tax liabilities” account, while deferred tax assets are recorded in “Other” (non-current assets). Deferred tax assets are offset against deferred tax liabilities if they relate to the same tax paying entity.

Derivatives

With respect to interest rate, foreign exchange and price risks, Eni enters into derivative transactions to hedge specific transactions as well as net interest rate and foreign currency positions. See Note 13 for a description of Eni’s overall strategy and description of financial instruments utilized to mitigate market risk.

The interest differentials to be received or paid on interest rate swaps, as well as interest differentials on interest rate collars, are charged to the income statement on an accrual basis. The interest differentials on forward rate agreements are recognized at the date of settlement of the contract and charged to the income statement on an accrual basis over the period hedged. Such interest rate differentials are recorded in “Accrued interest and other current assets” or “Accrued expenses and other” (current liabilities) as applicable until recognized in the income statement as “Financial expense and exchange differences net”.

Foreign exchange hedge derivatives are valued at the spot rate at year-end and the related gains and losses are recorded in income as exchange gain and loss. Premiums or discounts are accrued over the life of the contract and classified as exchange differences. With reference to options, the premiums paid are recorded as “Marketable securities” or “Other assets”, depending on the maturity of the contract.

The gains on price risk hedge derivatives are recorded in income to the extent of writedowns of hedged assets; losses are recorded in income if necessary to adjust the hedged assets to the value attributed to it by the derivative when they are accrued, consistent with the evaluation of the hedged assets. The gains and losses are classified consistently with the classification of the sale of the hedged asset.

Environmental expenditures

Environmental expenditures are made in order to prevent, reduce, repair or control the environmental impact of production activities. Environmental expenditures that improve or extend the useful lives and increase the production capacity or safety of fixed assets are capitalized in the appropriate fixed asset accounts. Ongoing environmental compliance costs are expended as incurred. Reserves for environmental contingencies are established when it becomes probable or certain that a liability has been incurred and the amount can be reasonably estimated.

Restructuring costs

The costs of redundancy incentives are accrued when a workforce reduction program is defined and the conditions precedent for its implementation have been satisfied. Restructuring charges also include the costs of closures of facilities and asset impairments. Such charges are recorded as extraordinary items.

Research and development costs

Research and development costs are generally expensed as incurred.

For the years ended December 31, 2001, 2002 and 2003, total research and development costs were euro 203 million, euro 175 million and euro 238 million, respectively, and euro 13 million, euro 11 million and euro 52 million as capitalized costs.

Statements of cash flows

The cash flow statements are prepared in accordance with International Accounting Standards, using the indirect method.

Unless otherwise indicated, all monetary amounts in the financial statements and in these notes are presented in millions of euro or millions of US dollars, except share, per share, ADS and per ADS data.

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ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Changes in accounting principles

During 2002, Eni changed the accounting of stock-based compensation plans for Eni managers. Stock plans have been approved by Eni SpA, Saipem SpA and Snam Rete Gas SpA. Plans issued by Eni SpA are illustrated in the “other information” of the “Report of the Directors”.

In the past, as stock grants were considered part of the overall compensation paid to employees, at the grant date only the social security contributions expected to be borne by Eni at the date of exercise of the option were recorded as well as the relevant portion of termination indemnity. The issue of new shares was recognized in the balance sheet accounts at the issue date. Eni did not have stock grant plans which allowed for the assignment of treasury shares.

As for stock option plans, at the grant date, no compensation expense was recognized in the financial statements; at the exercise date, the issue of new shares or the sale of treasury shares was recognized in the balance sheet accounts.

Starting in 2003, stock grant and stock options granted to Group managers were recognized as compensation expense, as these amounts represent a part of employee compensation.

The cost of stock-based compensation is measured by the fair value of the award at the grant date and recognized over the vesting period1. The cost of related social security contributions and termination indemnity related to stock grant plans are also recognized over the vesting period.

The fair value of stock grants is represented by the market value of the share at the grant date, less the present value of dividends expected in the vesting period. The fair value of stock grants for 2003 was euro 11.1954, 6.0185 and 2.8503 per share for Eni, Saipem and Snam Rete Gas respectively. The fair value of stock options is represented by the value of the option determined with the Black-Scholes model, which keeps into account the conditions for the exercise of the options, the present value of shares and the expected volatility and the risk-free interest rate. The fair value of stock options for 2003 was euro 1.5045, 1.1928 and 0.4206 per share for Eni, Saipem and Snam Rete Gas respectively.

The cost of stock grants with the use of treasury shares and the related social security contributions and termination indemnity are recognized as a contra entry to the item “Reserve for risks and contingencies - Other” and the cost of stock options is recognized as a contra entry to the item “Disposable reserves”.

Treasury shares bought back for servicing stock-based compensation are recognized under the balance sheet item “Marketable securities” and evaluated at the lower of the purchase price and the fair value of stock grants, or, in the case of stock options, at the lower of purchase price and exercise price of options.

Overall, the fair value of stock grants and stock options assigned to Eni Group managers in 2003 amounted to euro 33 million, broken down as follows:

(million €)	Eni	Saipem	Snam Rete Gas	Total
Fair value of stock grants and stock options	21	4	1	26
Social security contributions and employee termination indemnities	6	1		7
	27	5	1	33

The cost recognized in the income statement, determined pro rata temporis over the vesting period, amounted to euro 6 million, to which the depreciation of treasury shares servicing stock grant plans of euro 3 million must be added to adjust the book value to the fair value of stock grants assigned. With reference to the deferred fiscal deductibility of the charges recognized in the income statement, deferred tax assets were recorded for euro 4 million.

(1)	For stock grants, the period between the grant date and the date of assignation of shares; for stock options, the period between the grant date and the date in which the option can be exercised.

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ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

3 Marketable securities

Marketable securities consist of the following:

	Net value	Net value
(million €)	at Dec. 31, 2002	at Dec. 31, 2003
Investments		13
Other securities:
- Italian treasury bonds	907	963
- other	301	301
	1,208	1,264
	1,208	1,277

Investments of euro 13 million concern the shares of Saipem SpA which were purchased for their stock option and stock grant plans.

Other securities for euro 1,264 million increased by euro 56 million. Such increase was primarily due to investments during the year. On December 31, 2003, the due dates of other securities was the following:

	Net value	Net value
(million €)	at Dec. 31, 2002	at Dec. 31, 2003
within 12 months	141	119
within 5 years	882	942
beyond 5 years	185	203
	1,208	1,264

Securities for euro 483 million are considered coverage of technical reserves of Padana Assicurazioni SpA (euro 489 million at December 31, 2002).

4 Receivables

Receivables by type and due date consist of the following:

	Dec. 31, 2002			Dec. 31, 2003
(million €)	Current	Non-current	Total	Current	Non-current	Total
Trade:
- customers	8,656	161	8,817	9,243	233	9,476
- other	273		273	296		296
	8,929	161	9,090	9,539	233	9,772
Financing	1,340	1,286	2,626	551	1,098	1,649
Other	3,261	1,053	4,314	3,712	64	3,776
	13,530	2,500	16,030	13,802	1,395	15,197

“Trade” receivables of euro 9,772 increased by euro 682 million. This increase relates to the Gas & Power (euro 361 million) and Refining & Marketing (euro 307 million).

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ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

“Financing” receivables of euro 1,649 million include loans made for operating purposes for euro 1,409 million (euro 2,624 million at December 31, 2002). The decrease of loans made for operating purposes of euro 1,215 million is primarily due to the collection of the loans made on behalf of affiliated companies, Transitgas AG (euro 655 million), EnBW - Eni Verwaltungsgesellschaft mbH (euro 264 million), Transmediterranean Pipeline Co Ltd (euro 63 million) and Trans Austria Gasleitung GmbH (euro 41 million). Such decrease was partially offset by the concession of new loans, in particular to Albacom SpA (euro 54 million).

Repayment of such receivables of euro 32 million (euro 38 million at December 31, 2002) is contingent upon the outcome of financed activities, while a portion of the loans may be converted into capital.

“Other” receivables consist of the following:

(million €)	Dec. 31, 2002	Dec. 31, 2003
Accounts receivable from:
- Italian tax authorities related to:
. income tax credits	973	1,024
. interest on tax credits	317	337
. value added tax (VAT)	383	149
. other	113	97
- joint venture operators in exploration and production	758	532
- foreign tax authorities	314	232
- insurance companies	276	278
- Italian governmental entities	202	198
- receivables from affiliates and unconsolidated subsidiaries	27	77
Prepayments for services	174	150
Other receivables	777	702
	4,314	3,776

The interest rate applicable to tax credits has been 1.375% for each six month period from July 1, 2003 (2.5% in the first half of 2003).

Approximately 56.5% of Eni’s non-current receivables at December 31, 2003 were denominated in currencies other than the euro (45% at December 31, 2002).

Eni did not have any significant concentration of credit risk as of December 31, 2002 and 2003.

The above amounts are net of the allowance for doubtful accounts, which amounts to euro 730 million, 875 million and 1,277 million at December 31, 2003, 2002 and 2001, respectively. The evolution of the allowance in the past three years is as follows:

	Balance
	at the beginning
(million €)	of the year	Additions	Deductions	Other changes	Year-end amount
December 31, 2001	928	90	(77)	336	1,277
December 31, 2002	1,277	111	(106)	(407)	875
December 31, 2003	875	129	(44)	(230)	730

Other changes for the year ended December 31, 2003 of euro 230 million relate primarily to the elimination of a portion of the allowance for doubtful accounts (euro 107 million) and the corresponding receivables from Italian tax Authorities, which was accrued by Eni SpA following the decision of the Constitutional Court that has rejected the ruling on legitimacy advanced by the Court of Cassation, accepting the appeal of Tax Authorities against the reimbursement asked by Eni SpA of income taxes for the year 1998.

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ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

5 Inventories

	Dec. 31, 2002					Dec. 31, 2003
	Crude oil,		Work in			Crude oil,		Work in
	gas and		progress			gas and		progress
	petroleum	Chemical	long-term			petroleum	Chemical	long-term
(million €)	products	products	contracts	Other	Total	products	products	contracts	Other	Total
Raw and auxiliary materials and consumables	460	187		372	1,019	409	205		418	1,032
Products being processed and semi finished products	64	17		4	85	66	15		6	87
Work in progress long-term contracts			184		184			433		433
Finished products and goods	1,293	418		87	1,798	1,170	416		41	1,627
Advances	4			110	114	7		1	106	114
	1,821	622	184	573	3,200	1,652	636	434	571	3,293

Oil and petroleum products inventories of euro 682 million represent certain minimum quantities (“compulsory stock”) required by law (euro 595 million at December 31, 2002) and natural gas inventories of euro 39 million represent strategic stock (the same amount at December 31, 2002), while natural gas inventories valued at euro 465 million are used to satisfy peak demand (euro 571 million at December 31, 2002).

The excess of market value over the book value of crude oil, petroleum products and purchased natural gas at year-end was euro 1,247 million (euro 1,375 million at December 31, 2002).

The above amounts are net of the valuation allowance amounting to euro 107 million, 108 million and 159 million at December 31, 2003, 2002 and 2001, respectively. The evolution of allowance in the past three years is as follows:

	Balance
	at the beginning			Other	Year-end
(million €)	of the year	Additions	Deductions	changes	amount
December 31, 2001	106	61	(1)	(7)	159
December 31, 2002	159	47	(60)	(38)	108
December 31, 2003	108	25	(17)	(9)	107

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ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

6 Fixed assets

									Reserve
					Change in	Exchange			amortization
	Net value				scope	rate	Other	Net value	writedown at
(million €)	at Dec. 31, 2002	Investments	Depreciation	Writedown	of consolidation	differences	changes	at Dec. 31, 2003	Dec. 31, 2003
Buildings	1,761	137	(129)	(18)	2	(27)	69	1,795	1,684
Plant and machinery	24,065	2,800	(3,106)	(262)	761	(2,053)	3,012	25,217	36,275
Industrial and commercial equipment	441	97	(122)	(1)	139	(29)	(3)	522	1,209
Other assets	278	82	(90)			(12)	33	291	734
Fixed assets in progress and advances	7,148	4,727		(155)	232	(1,023)	(2,394)	8,535	476
	33,693	7,843	(3,447)	(436)	1,134	(3,144)	717	36,360	40,378

Capital expenditures of euro 7,843 million (euro 6,843 million in 2002) primarily relate to the Exploration & Production segment (euro 5,033 million), Gas & Power segment (euro 1,655 million), Refining & Marketing segment (euro 652 million) and Oilfield Services, Construction and Engineering segment (euro 264 million, of which euro 249 million related to the construction and drilling activity). Additional information on capital expenditures is included in the “Operating Review” of the “Report of the Directors”.

Writedowns of euro 436 million concern primarily the Exploration & Production segment (euro 227 million), the Petrochemicals segment (euro 133 million) and Syndial SpA (euro 63 million).

Exchange rate differences due to the translation of financial statements prepared in currencies other than euro amount to euro 3,144 million related to companies whose functional currency is the US dollar (euro 2,522 million).

The changes in scope of consolidation concern the purchases and sales of companies during the year. In particular, the euro 1,134 million amount concerns the purchase of Fortum Petroleum AS (now Eni Norge AS) (euro 1,077 million).

Other changes for euro 717 million related primarily to the attribution to fixed assets of a portion of the difference between purchase price and the corresponding equity acquired from third parties following the Public Offering for Italgas SpA shares (euro 1,057 million); such increase was partially offset by the sale of businesses and assets (euro 315 million) primarily related to the Exploration & Production segment (euro 133 million) and Refining & Marketing segment (euro 107 million).

Monetary revaluations included in the gross and net value of fixed assets, amount to euro 1,084 and 82 million, respectively (euro 1,179 million and euro 64 million respectively at December 31, 2002).

At December 31, 2003 fixed assets have been pledged for euro 486 million primarily as collateral on debt incurred by Eni (euro 489 million at December 31, 2002).

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ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Fixed assets by segment

(million €)	Dec. 31, 2002	Dec. 31, 2003
Fixed assets, gross:
- Exploration & Production	38,534	38,811
- Gas & Power	16,467	18,926
- Refining & Marketing	8,172	8,652
- Petrochemicals	4,169	4,266
- Oilfield Services Construction and Engineering	3,447	3,531
- Other activities	2,472	2,403
- Corporate and financial companies	132	149
	73,393	76,738
Accumulated depreciation, amortization and writedowns:
- Exploration & Production	18,672	18,473
- Gas & Power	9,276	9,426
- Refining & Marketing	5,075	5,482
- Petrochemicals	2,884	3,085
- Oilfield Services Construction and Engineering	1,689	1,790
- Other activities	2,054	2,065
- Corporate and financial companies	50	57
	39,700	40,378
Fixed assets, net:
- Exploration & Production	19,862	20,338
- Gas & Power	7,191	9,500
- Refining & Marketing	3,097	3,170
- Petrochemicals	1,285	1,181
- Oilfield Services Construction and Engineering	1,758	1,741
- Other activities	418	338
- Corporate and financial companies	82	92
	33,693	36,360

Fixed assets by segment relating to the 2002 were reclassified on the basis of the new division of activities. In particular, “Other activities” included the information of Syndial SpA and its subsidiaries, previously included in the “Petrochemicals” segment. The information relating to the new segment “Corporate and financial companies” was re-classified from “Other activities”.

7 Investments

					Exchange			Reserve for
	Net value at	Acquisitions	Increase	Reduction	rate	Other	Net value	contingencies
(million €)	Dec. 31, 2002	and subscriptions	in value	in value	differences	changes	at Dec. 31, 2003	at Dec. 31, 2003
Investments in unconsolidated subsidiaries	247	72	25	(36)	(31)	8	285	552
Investments in affiliates	2,240	537	162	(335)	(89)	47	2,562	773
Investments in other companies	292	81	2	(26)	(51)	15	313	61
	2,779	690	189	(397)	(171)	70	3,160	1,386

Acquisitions and subscriptions for euro 690 million concerned mainly the subscriptions of capital increase of Unión Fenosa Gas SA (euro 442 million), of United Gas Derivatives Co (UGDC) (euro 75 million), of Darwin LNG Pty Ltd (euro 43 million), of Discovery Producer Services (euro 38 million) and Eni BTC Ltd (euro 33 million).

Increases and reductions in value include Eni’s portion of equity earnings or losses on investments accounted for under the equity method and changes in the value of investments accounted for under the cost criteria. Specifically, the increase of euro 189 million relates to Trans Austria Gasleitung GmbH (euro 35 million), Transmediterranean Pipeline Co Ltd (euro

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ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

21 million), TSKJ - Serviços de Engenharia Lda (euro 20 million) and Azienda Energia e Servizi SpA (euro 20 million); reductions for euro 397 million concern primarily Albacom SpA (euro 115 million), Galp Energia SGPS SA (euro 29 million), Blue Stream Pipeline Co BV (euro 25 million) and also the decrease in the carrying value of companies valued under the equity method for the receipt of dividends (euro 167 million).

Other changes for euro 70 million relate primarily to the attribution to investments of a portion of the difference between purchase price and the corresponding equity acquired from third parties following Public Offering on Italgas SpA shares (euro 104 million). Such increase is partially offset by the sale of investments (euro 26 million).

The net value of euro 3,160 million consists of the following companies:

	Dec. 31, 2002			Dec. 31, 2003
		Eni’s	Accounting		Eni’s	Accounting
(million €)	Net value	interest	method	Net value	interest	method
Unconsolidated subsidiaries:
- Transmediterranean Pipeline Co Ltd	83	50.00	equity method	65	50.00	equity method
- Eni BTC Ltd				52	100.00	equity method
- Conserv Inc	25	100.00	cost
- Other (*)	139			168
	247			285
Affiliates:
- Galp Energia SGPS SA	659	33.34	equity method	602	33.34	equity method
- Unión Fenosa Gas SA				416	50.00	equity method
- Azienda Energia e Servizi SpA	92	49.00	equity method	168	49.00	equity method
- Eteria Parohis Aeriou Thessaloniki SA	151	49.00	equity method	151	49.00	equity method
- Raffineria di Milazzo ScpA	121	50.00	equity method	131	50.00	equity method
- Blue Stream Pipeline Co BV	178	50.00	equity method	125	50.00	equity method
- Erg Raffinerie Mediterranee Srl (a)	100	28.00	cost	100	28.00	cost
- EnBW - Eni Verwaltungsgesellschaft mbH	89	50.00	equity method	94	50.00	equity method
- United Gas Derivatives Co (UGDC)	19	33.33	equity method	82	33.33	equity method
- Superoctanos CA	93	49.00	equity method	80	49.00	equity method
- Fertilizantes Nitrogenados de Oriente CEC	66	20.00	equity method	66	20.00	equity method
- Supermetanol CA	66	35.19	equity method	59	35.19	equity method
- Trans Austria Gasleitung GmbH (b)	55	89.00	equity method	58	89.00	equity method
- Ages Pisa SpA	49	46.18	equity method	49	46.07	equity method
- Siciliana Gas SpA	38	50.00	equity method	47	50.00	equity method
- Eteria Parohis Aeriou Thessalia SA	39	49.00	equity method	39	49.00	equity method
- Haldor Topsøe AS	43	50.00	equity method	37	50.00	equity method
- Distribuidora de Gas del Centro SA	12	31.35	equity method	36	31.35	equity method
- Transitgas AG	34	46.00	equity method	32	45.99	equity method
- Albacom SpA	115	35.00	equity method
- Carson Development General Partnership	34	50.00	cost
- Other	187			190
	2,240			2,562
Other companies:
- Nigeria Lng Ltd	111	10.40	cost	92	10.40	cost
- Darwin LNG Pty Ltd				39	12.04	cost
- Ceska Rafinerska AS	39	16.33	cost	33	16.33	cost
- Discovery Producer Services Llc	16	16.67	cost	28	16.67	cost
- Interconnector (UK) Ltd	30	5.00	cost	25	5.00	cost
- Other (*)	96			96
	292			313
	2,779			3,160

(*) Each individual amount included herein does not exceed euro 25 million.

(a)	To the company was granted a call option for the purchase with a fixed contract price (see Note 23 “Other commitments”).

(b)	The company is a joint venture.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

The net value of investments in unconsolidated subsidiaries and affiliates include the differences between purchase price and Eni’s equity in the investments of euro 602 million. Such differences relate primarily to Unión Fenosa Gas SA (euro 195 million), EnBW – Eni Verwaltungsgesellschaft mbH (euro 187 million), Galp Energia SGPS SA (euro 107 million) and Azienda Energia e Servizi SpA (euro 74 million).

The following are the amounts, according to Eni’s interest, from the last available financial statements of unconsolidated subsidiaries and affiliates:

	Dec. 31, 2002		Dec. 31, 2003
	Unconsolidated		Unconsolidated
(million €)	subsidiaries	Affiliates	subsidiaries	Affiliates
Total assets	1,245	6,996	1,340	8,232
Total liabilities	1,126	5,009	1,132	5,735
Net sales	218	4,212	140	4,658
Operating income	40	239	5	278
Net income	36	88	(3)	123

The reserve for losses related to investments, included in the reserve for contingencies (Note 12) concerns the following companies:

(million €)	Dec. 31, 2002	Dec. 31, 2003
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	30	39
Consorzio SET Sviluppo Elettrico Trecate		15
Agip Middle East BV	16	14
Albacom SpA		13
Caspian Pipeline Consortium R - Closed Joint Stock Company	9	13
Lasmo Petroleum Development	13	10
Fosfotec Srl (in liquidation)	8	8
Snamprotechint - Serviços e Gestão de Projectos Lda	21
Other companies	9	9
	106	121

8 Intangible assets

								Reserve
				Changes	Exchange			amortization
	Net value			in scope	rate	Other	Net value	writedown
(million €)	at Dec. 31, 2002	Investments	Amortization	of consolidation	differences	changes	at Dec. 31, 2003	at Dec. 31, 2003
Organizational and financing costs	29	2	(11)		(1)	1	20	63
Costs for research and development	303	685	(818)	30	(37)	4	167	680
Industrial patent right and intellectual property rights	149	68	(126)			71	162	687
Concessions, licences, trademarks and similar items	1,034	38	(121)		2	(19)	934	1,266
Goodwill	1,307	28	(141)	4	(29)	813	1,982	333
Intangible assets in progress and advances	135	117				(119)	133	5
Other intangible assets	218	21	(49)		(1)	23	212	474
	3,175	959	(1,266)	34	(66)	774	3,610	3,508

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Organizational and financing costs of euro 20 million concern costs for extraordinary corporate operations, costs for setting up or expanding production activities and costs for share capital increases.

Costs for research and development for euro 167 million concern mainly the purchase of mineral rights (euro 158 million). This item also includes exploration expenditures amortized in the year for euro 632 million (euro 865 million in 2002).

Concessions, licenses, trademarks and similar items for euro 934 million concern primarily the transmission rights for natural gas imported from Algeria (euro 709 million), concessions for mineral exploration (euro 102 million) and know-how relating to new projects (euro 41 million).

Goodwill for euro 1,982 million concerns primarily the Gas & Power segment (euro 832 million, of which euro 813 million relates to the Public Offering for the Italgas SpA shares), the Oilfield Services, Construction and Engineering segment (euro 825 million, of which euro 788 million relates to the purchase of Bouygues Offshore SA, now Saipem SA), the Exploration & Production segment (euro 213 million relates to the purchase of Lasmo Plc, now Eni Lasmo Plc), the Refining & Marketing segment (euro 109 million of which euro 55 million relates to Agip Distribuidora SA, former Companhia São Paulo de Petròleo SA, now merged in Agip do Brasil SA). Other changes of euro 813 relate primarily to the attribution to goodwill of the remaining portion of the difference between purchase price and the corresponding equity acquired from third parties following the Public Offering on Italgas SpA shares (euro 798 million).

Other intangible assets of euro 212 million concern primarily royalties for the use of licenses by Polimeri Europa SpA (euro 94 million) and investments on assets of third parties (euro 15 million).

9 Other non-current assets

Other non-current assets consist of the following:

(million €)	Dec. 31, 2002	Dec. 31, 2003
Securities held as long-term assets:
- Italian treasury bonds	21	22
- other securities	290	1
Other	117	93
Deferred tax assets	1,457	2,167
	1,885	2,283

Securities held as long-term assets are carried at cost, adjusted for permanent impairment, and represent security deposits from customers euro 22 million (euro 21 million at December 31, 2002).

Other securities for euro 1 million decreased by euro 289 million due mainly to the cancellation of the securities held by Eni Lasmo Plc as guarantee of a debt issue (euro 288 million); this guarantee was substituted by a fixed deposit recorded under non-current receivables for euro 234 million.

Deferred tax assets are described in Note 12 “Reserves for contingencies and other deferred non-current tax liabilities”.

10 Taxes payable

Taxes payable include the following:

(million €)	Dec. 31, 2002	Dec. 31, 2003
Customs and excise duties	406	273
Income taxes payable	810	1,262
Other	575	648
	1,791	2,183

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Taxes payable of euro 2,183 million increased by euro 392 million following the increase of Income taxes payable (euro 452 million) primarily related to substitute taxes due: (i) for the revaluation of assets, provided for by the italian budget law for 2004, and carried out within the limits of adjustments made in accordance with tax laws (euro 362 million); (ii) for the adjustment made by Stoccaggi Gas Italia SpA under Law No. 448/2001 of the taxable value of the assets conferred in 2001 from Eni SpA and Snam SpA to the higher book value (euro 124 million). Such increase has been partially offset by the decrease in taxes payables for customs and excise duties (euro 133 million).

11 Debt

Short-term debt

Eni’s short-term debt is composed of the following:

(million €)	Dec. 31, 2002	Dec. 31, 2003
Due to:
- banks	4,583	3,633
- other financing institutions	16	151
- commercial paper	3,128	3,510
- unconsolidated subsidiaries	68	65
- affiliates	95	69
	7,890	7,428

Short-term debt by currency is as follows:

(million €)	Dec. 31, 2002	Dec. 31, 2003
Euro	4,155	3,628
US dollar	1,674	3,218
Norwegian kroner	101	278
British pound	1,674	84
Swiss franc	117	21
Other	169	199
	7,890	7,428

The average interest rate of Eni’s short-term debt was 2.82% and 2.13% for the years ended December 31, 2002 and 2003, respectively.

Short-term debt of euro 7,428 million decreased by euro 462 million. Such decrease was primarily due to the exchange rate differences related to the translation of financial statement prepared in currency other than euro (euro 963 million). This decrease was partially offset by the new borrowings (euro 470 million).

In 1999 Eni SpA opened a revolving line of credit for euro 568 million, which is due to expire in 2004 and provides for the maintaining of some financial ratios generally based on Eni’s statutory and the consolidated financial statement. Eni is in compliance with the covenants contained in its financing arrangements. At December 31, 2003 the line of credit was unused (completely used at December 31, 2002).

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

On December 31, 2003 Eni maintained committed and uncommitted unused lines of credit with various domestic and foreign banks for euro 4,647 and 4,799 million, respectively (euro 1,207 million and euro 7,272 million, respectively, at December 31, 2002). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

Long-term debt

Eni’s long-term debt, including current maturities, as of December 31, 2002 and 2003, and the related maturity schedules are as follows:

(million €)

		Dec. 31		Current maturity	Long-term maturity
Type of debt instrument	Maturity range	2002	2003	2004	2005	2006	2007	2008	After	Total
Due to banks:
- ordinary loans	2004-2017	3,028	2,722	297	961	573	258	33	600	2,425
- interest rate assisted loans	2004-2013	251	137	72	39	14	4	3	5	65
- exchange rate assisted loans	2004-2006	40	5	2	1	2				3
- insured facility export credit	2004-2006	8	4	2	1	1				2
- other financings	2004-2010	311	350		39	63	228	2	18	350
		3,638	3,218	373	1,041	653	490	38	623	2,845
Notes of credit	2004-2007		33				33			33
Ordinary bonds	2004-2027	3,158	4,793	79	801	473	417	125	2,898	4,714
Other financing institutions	2004-2019	734	782	38	106	51	34	31	522	744
		7,530	8,826	490	1,948	1,177	974	194	4,043	8,336

Long-term debt of euro 8,826 million increased by euro 1,296 million. Such increase was primarily due to the difference between the payments and the new proceeds of liabilities (euro 1,253 million) and to the change in the scope of consolidation (euro 688 million, of which euro 685 million related to the purchase of Fortum Petroleum AS, now Eni Norge AS). The increase was partially offset by the effect of exchange rate differences on the translation of financial statements prepared in currency other than euro (euro 560 million). The balance of payments and new proceeds of liabilities of euro 1,253 million includes a new bond issued within the Medium Term Notes Program for euro 2,400 million, of which euro 1,500 million was issued by Eni SpA.

Eni entered into a financing arrangement, relating to bank debt that requires maintenance of certain financial ratios generally based on Eni’s statutory and consolidated financial statements. At December 31, 2002 and 2003, the amount of short and long-term debt subject to restrictive covenants was euro 424 million and euro 793 million, respectively. Eni is in compliance with the covenants contained in its financing arrangements.

The exchange rate assisted loans for euro 5 million relate to borrowings from European organizations, such as the European Investment Bank, for the purpose of economic development whereby the Italian Government partially absorbs foreign exchange gains and losses related to such loans.

Ordinary bonds of euro 4,793 million concern primarily notes issued by Eni in its Euro Medium Term Notes program for a total of euro 3,703 million and other ordinary bonds for a total of euro 1,090 million.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Ordinary bonds, including the issuing entity, the expiration dates and the interest rates, by currency, are as follows:

			Maturity		% rate
(million €)	Amount	Value	from	to	from	to
Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	Euro		2013		4.625
- Eni Coordination Center SA	647	Euro	2005	2015	variable
- Eni SpA	500	Euro		2010		6.125
- Eni Coordination Center SA	309	US dollar	2004	2007	variable
- Eni Coordination Center SA	283	British pound	2010	2019	4.850	5.000
- Enifin SpA	100	Euro		2005	variable
- Eni Coordination Center SA	91	Swiss franc	2005	2007	variable
- Eni Coordination Center SA	82	US dollar	2005	2013	4.650	6.820
- Eni Coordination Center SA	72	Euro		2008	4.000	5.050
- Eni Coordination Center SA	51	Swiss franc		2006		1.750
- Eni Coordination Center SA	37	Japanese yen		2008		0.810
- Enifin SpA	31	Euro		2005		3.350
	3,703
Other bonds:
- Eni Lasmo Plc	317	US dollar		2027		7.300
- Eni Lasmo Plc	237	US dollar		2006		7.500
- Eni Lasmo Plc (*)	213	British pound		2009		10.375
- Eni Lasmo Plc	158	US dollar		2007		6.750
- Enifin SpA	129	Euro		2005	variable
- Eni Investment Plc	20	British pound		2005	variable
- Eni Lasmo Plc	16	US dollar		2005		10.300
	1,090
	4,793

(*) The bond is guaranteed by a fixed deposit recorded under non-current receivables (euro 234 million).

Long-term debt, including current maturities and average interest rates, by currency, is as follows:

	Dec. 31, 2002	Average	Dec. 31, 2003	Average
	(million €)	interest rate	(million €)	interest rate
Euro	4,408	4.60	6,235	3.56
US dollar	2,614	6.80	1,855	5.67
British pound	257	10.70	517	6.47
Japanese yen	93	1.30	40	0.65
Other	158	2.30	179	2.21
	7,530		8,826

At December 31, 2003 Eni did not maintain committed unused long-term lines of credit (euro 364 million at December 31, 2002 which expired in 2003). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

In the normal course of business, Eni utilizes various derivative contracts to reduce risks arising from interest rate and foreign currency exchange rate fluctuations, both for long and short-term debt. See Note 23 for a more detailed discussion.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Certain debt, in the amount of euro 409 million and euro 332 million at December 31, 2002 and 2003, respectively, is guaranteed by mortgages and liens on the fixed assets of consolidated companies and by pledges on marketable securities and fixed deposits.

12 Reserves for contingencies and other deferred non-current tax liabilities

	Amount
	at the beginning			Other	Year-end
(million €)	of the year	Additions	Deduction	changes	amount
December 31, 2002
Employee retirement and similar obligations	86	15	(9)	36	128
Other reserves for contingencies:
- site restoration and abandonment	1,963	184	(86)	(81)	1,980
- environmental risks	854	101	(171)	824	1,608
- loss adjustments and actuarial reserves for Eni’s insurance companies	535	63		(5)	593
- restructuring or decommissioning of production facilities	823	10		(529)	304
- contract penalties and disputes reserve	213	29	(36)	5	211
- losses related to investments	384	11	(75)	(214)	106
- reserve for redundancy incentives	32	29	(12)	(7)	42
- other (*)	450	300	(202)	2	550
	5,254	727	(582)	(5)	5,394
Non-current income tax liabilities:
- deferred taxation	2,367	318	(301)	2	2,386
- other tax reserves	254	8	(3)	(34)	225
	2,621	326	(304)	(32)	2,611
	7,961	1,068	(895)	(1)	8,133
December 31, 2003
Employee retirement and similar obligations	128	31	(12)	28	175
Other reserves for contingencies:
- site restoration and abandonment	1,980	173	(51)	(62)	2,040
- environmental risks	1,608	97	(143)	69	1,631
- loss adjustments and actuarial reserves for Eni’s insurance companies	593	16	(21)	11	599
- restructuring or decommissioning of production facilities	304	50	(61)	(75)	218
- contract penalties and disputes reserve	211	18	(50)	2	181
- losses related to investments	106	55	(24)	(16)	121
- reserve for redundancy incentives	42	39	(33)	17	65
- other (*)	550	272	(92)	(52)	678
	5,394	720	(475)	(106)	5,533
Non-current income tax liabilities:
- deferred taxation
- other tax reserves	2,386	802	(1,276)	348	2,260
	225	24	(73)	6	182
	2,611	826	(1,349)	354	2,442
	8,133	1,577	(1,836)	276	8,150

(*) Each individual amount included herein does not exceed euro 50 million.

At December 31, 2003 deductions in reserves not corresponding to cash expenditures amounted to euro 129 million. The most significant deductions in 2003 primarily relate to: (i) a reversal of the items “Loss adjustment and actuarial reserve” (euro 21 million) due to overestimates made by Padana Assicurazioni SpA of insurance payments to third parties; (ii) a reversal of the item “Contract penalties and disputes reserve” (euro 19 million) due to the fact that previously Eni had accrued for the payment of contractual penalties related to the transmission and storage of natural gas. Following the issuing of a network code and a better interpretation of the tariff regime established by the Authority for Electricity and Gas, such penalties are no longer due. Other deductions not corresponding to cash expenditures relate to various immaterial items.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

At December 31, 2002 deductions in reserves not corresponding to cash expenditures amounted to euro 106 million. The most significant deductions in 2002 primarily relate to a reversal of the item “Contract penalties and disputes reserve” (euro 31 million) due to: (i) the fact that previously Eni had accrued for the estimated selling price of natural gas which was supplied in accordance with the terms of existing contracts under renegotiation. When the contracts with clients were ultimately finalized the actual price was higher than expected, and consequently the excess accrual reversed; and (ii) the fact that previously Eni had accrued for the estimated impact of a new tariff regime for natural gas transported on behalf of third parties. When the new tariff regime was ultimately finalized the actual impact was lower than expected, and consequently the excess accrual reversed. Other deductions not corresponding to cash expenditures relate to various immaterial items.

The “Site restoration and abandonment” reserve of euro 2,040 million represents primarily the estimated costs for well-plugging, abandonment and site restoration (euro 2,006 million). Other changes for euro 62 million concern primarily exchange rate loss from the translation of financial statements denominated in currencies other than the euro (euro 128 million). The total estimated future site restoration and abandonment costs for Eni’s worldwide oil and gas properties aggregated approximately euro 2,700 million at December 31, 2003 (the same amount as of December 31, 2002).

The “Environmental risks” reserve of euro 1,631 million represents, primarily, the estimated costs of remediation in accordance with existing laws and regulations, of active production facilities for Syndial SpA (euro 1,329 million), the Refining & Marketing segment (euro 176 million) and the Gas & Power segment (euro 67 million). Additions for euro 97 million relate primarily to the Refining & Marketing (euro 72 million) and Gas & Power (euro 18 million) segments. Other changes for euro 69 million relate in particular to the reclassification of a portion of restructuring or decommissioning of production facilities of Syndial SpA (euro 59 million).

The “Loss adjustment and actuarial reserves for Eni’s insurance companies” reserve of euro 599 million represents the liabilities accrued for claims on insurance policies underwritten by Eni’s captive insurance company.

The “Restructuring or decommissioning of production facilities” reserve of euro 218 million mainly represents the estimated costs related to divestments and facilities closures of Syndial SpA (euro 192 million). Other changes for euro 75 million relate in particular to the reclassification of the “Environmental risks” reserve (euro 59 million) and to the “Reserve for redundancy incentives” (euro 15 million) of Syndial SpA.

Contingent liabilities are included primarily under the caption “Contract penalties and disputes reserve”. The balances of euro 181 million and of euro 211 million at December 31, 2003 and 2002, respectively are comprised of numerous matters of differing natures. Accruals have been based on Eni’s best estimate of the expected probable liability.

The “Reserve for losses on investments” of euro 121 million represents losses on investments incurred to date in excess of their carrying value.

The “Reserve for redundancy incentives” of euro 65 million represents the liabilities primarily for the Petrochemicals segment (euro 28 million), the Refining & Marketing segment (euro 15 million) and Syndial SpA (euro 10 million). Other changes for euro 17 million concern primarily the reclassification from the “Restructuring or decommissioning of production facilities” reserve of Syndial SpA (euro 15 million).

With respect to the foregoing liabilities, Eni does not expect any material, reasonably possible, additional loss beyond those amounts accrued above.

“Net Deferred tax liabilities” of euro 2,260 million (euro 2,386 million at December 31, 2002) have already been reduced by deferred tax assets for which Eni possesses the legal right of offset. Deductions not corresponding to cash expenditures for euro 1,276 million refer to utilizations following the revaluations of assets by applying the tax laws included in the budget Law of 2004 (euro 760 million). Other changes for euro 348 million concern the fiscal effect due to the adjustment to fair value of fixed assets of Italgas SpA and its subsidiaries following the Public Offering (euro 207 million), the change in the scope of consolidation following the purchase of Fortum Petroleum AS (now Eni Norge AS) (euro 145 million) and the set-off, for each company, of tax assets and deferred tax liabilities (euro 274 million). Such increase has been partially offset by net exchange differences due to the translation of financial statements prepared in currencies other than euro (euro 254 million). A description follows of net deferred tax liabilities, determined by subtracting from the reserve for taxes the deferred income tax assets that may not be offset and are included in the item “Other non-current assets”.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Net deferred income tax liabilities

(million €)	Dec. 31, 2002	Dec. 31, 2003
Deferred income taxes	4,224	4,032
Deferred tax assets may be offset	(1,838)	(1,772)
	2,386	2,260
Deferred tax assets may not be offset	(1,457)	(2,167)
	929	93

The most significant temporary differences giving rise to the net deferred tax liabilities are as follows:

(million €)	Dec. 31, 2002	Dec. 31, 2003
Deferred tax liabilities:
- anticipated and accelerated depreciation	3,133	3,132
- differences between purchase cost and net book value of acquired consolidated companies	457	448
- reserve for uncollectable receivables	134	150
- reserves for accelerated contingencies	104	89
- gains taxable in the future	92	62
- distributable reserves subject to taxes	94	21
- other	210	130
	4,224	4,032
Deferred tax assets:
- accruals for doubtful accounts and reserve for contingencies	(1,909)	(1,869)
- tax loss carryforwards	(1,539)	(1,403)
- investments revaluation in accordance with Law 292/1993 and the allocation of the merger difference arising from the merger of Agip SpA into Eni SpA	(843)	(818)
- assets revaluation as per Law 342/2000	(939)	(760)
- losses of investments and subsidiaries in excess of currently allowable tax deductions	(565)	(644)
- assets revaluation as per Law 448/2001		(424)
- future deductable amortization	(387)	(272)
- writeoffs of tangible, intangible assets and or inventories deductable in the future	(337)	(355)
- other	(457)	(724)
	(6,976)	(7,269)
Less:
Valuation allowance	3,681	3,330
	(3,295)	(3,939)
Net deferred tax liabilities	929	93

The valuation allowance for deferred tax assets (euro 3,681 and 3,330 million for the years ending December 31, 2002 and 2003 respectively) mainly relates to consolidated companies with accumulated fiscal losses which are not expected to be recovered against future fiscal profits and to temporary differences which the company does not expect will be utilized.

Tax loss carryforwards

Under Italian tax regulations, losses may be carried forward for up to five years, with the exception of the losses suffered in the first three periods, for which is allowed to have a no expiration date. For non-Italian tax loss carryforwards, the period generally ranges an average of up to 5 years, with a significant portion having no expiration date. Tax loss carryforwards reverse at a rate of 33% for Italian companies and an average rate of 43% for foreign companies.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Gross tax loss carryforwards of euro 4,054 million expire as follows:

(million €)	Domestic	Foreign
2004	605	5
2005	38	30
2006	549	82
2007	1,017	26
2008	289	40
over 2008		328
without expiration	5	1,040
	2,503	1,551

Tax loss carryforwards expected to be utilized amount to euro 829 million and relate primarily to foreign companies (euro 661 million). The tax effect of such tax loss carryforward is euro 342 million.

Other tax reserves include estimated charges of euro 182 million for unsettled tax claims related to uncertain application of the tax regulation for the foreign companies of the Exploration & Production segment. All tax years prior to 1998 have been settled, for direct taxes, with Italian tax authorities, by Eni SpA and most of its Italian subsidiaries. The situation for foreign companies is more complex, however all tax years have been primarily settled between 1996 and 2002.

13 Shareholders’ equity

Share capital

Eni SpA had 4,002,922,176 shares (nominal value euro 1 each) fully paid-up as of December 31, 2003 (4,001,814,026 at December 31, 2002), of which: 2,559,034,381 shares, corresponding to 63.93% are publicly held, 813,443,277, corresponding to 20.31% are held by the Ministry of Economy and Finance, 400,288,338 shares, corresponding to 10% are held by Cassa depositi e prestiti SpA and 230,568,453, corresponding to 5.76% are held by Eni SpA. On December 12, 2003 the Ministry of Economy and Finance sold to Cassa depositi e prestiti SpA 400,288,338 shares with possession from January 1, 2004.

During 2003 1,108,150 shares subscribed by managers have been issued under the stock grant plan following the expiration of the plan issued in 2000 (1,035,750 shares) and the agreed termination of employment (72,400).

Reserves

The legal reserve of Eni SpA represents earnings restricted from the payment of dividends pursuant to the Italian Civil Code (the “Civil Code”). Under the Civil Code, with respect to income of any year, an amount equal to 5% of the net income of Eni SpA, as recorded in Eni SpA’s statutory financial statements for such year, must be set aside until the cumulative legal reserve is equal to one-fifth of the nominal value of Eni SpA’s issued and outstanding share capital. Such dividend restriction also applies to each Italian subsidiary of Eni.

The “Reserve for the issue of shares in accordance with art. 2349 of the Italian Civil Code” contains earnings destined to increase share capital under the stock option plan. At December 31, 2003 the number of shares to assign for no consideration is 2,451,000 shares nominal value 1 euro (3,559,850 shares at December 31, 2002).

Reserves include amounts received from the Ministry of Economy and Finance to reimburse Eni SpA for principal and interest payments on loans obtained and bonds issued in prior years, which under laws 730/1983, 749/1985 and 41/1986, were obligations of the Government.

Exchange rate differences due to the translation of financial statements prepared in currencies other than euro amounted to euro 1,742 million, of which euro 1,200 million related to companies whose functional currency is the US dollar.

As provided by Italian law, dividends may be paid by Eni SpA only out of retained earnings plus distributable reserves and statutory net income for the current year net of the amount to be allocated to the legal reserve in the subsequent year.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Approximately euro 22,500 million was unrestricted as to payment of dividends at December 31, 2003, a portion of which is subject to taxation upon distribution. Deferred tax liabilities for euro 21 million have been recorded in relation to the reserves expected to be distributed.

Treasury shares

Treasury shares amount to euro 3,164 million (euro 2,838 million at December 31, 2002) and consist of 230,568,453 ordinary shares nominal value 1 euro owned by Eni SpA (206,637,561 ordinary shares nominal value euro 1 as of December 31, 2002). Such shares are valued at cost and have been repurchased to increase shareholder’s value in accordance with the decision of Eni’s shareholders meetings.

Reconciliation of statutory net income and shareholders’ equity to consolidated net income and shareholders’ equity

The statutory financial statements of subsidiaries reflect certain tax-driven entries. In addition, Eni SpA’s statutory financial statements do not reflect the consolidation of subsidiary companies.

Adjustments are made in consolidating the statutory accounts of Eni SpA and subsidiary companies to reflect the consolidation principles described in Note 2, Summary of significant accounting and reporting policies. In addition, adjustments are made to eliminate the effects of certain tax-driven entries applied by subsidiary companies in their respective statutory accounts.

The reconciliation of net income and shareholders’ equity as reported in Eni SpA’s statutory financial statements to those reported in the consolidated financial statements is as follows:

	Net income			Shareholders’equity
(million €)	2001	2002	2003	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003
As recorded in Eni SpA’s financial statements	2,250	3,880	2,850	15,375	26,498	27,566
Difference between the equity value and result of consolidated companies and the equity value and result of consolidated companies as accounted for in Eni SpA financial statements	2,990	1,049	2,118	18,741	7,118	4,413
Consolidation adjustments:
- difference between cost and underlying value of equity	(49)	(83)	(169)	459	1,131	2,873
- elimination of tax adjustments and compliance with accounting policies	420	1,261	1,453	(1,945)	(1,218)	(1,432)
- elimination of unrealized intercompany (profits) losses	(130)	(1,024)	132	(1,493)	(2,777)	(2,409)
- deferred taxation	258	120	(138)	(127)	120	117
- other adjustments	2,489	19	(92)	247	317	354
	8,228	5,222	6,154	31,257	31,189	31,482
Minority interest	(477)	(629)	(569)	(1,706)	(2,094)	(1,622)
As recorded in consolidated financial statements	7,751	4,593	5,585	29,551	29,095	29,860

Other adjustment related to income of 2001 include euro 2,352 million related to the realized gain in the consolidated financial statements for the public offering of 40.24% of the share capital of Snam Rete Gas SpA.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

14 Net sales from operations

Net sales from operations are as follows:

(million €)	2001	2002	2003
Gross sales from operations	63,094	61,500	65,362
Change in contract work in progress	88	1,127	1,150
Less:
- excise tax	(13,068)	(13,139)	(13,520)
- services billed to joint venture partners	(1,189)	(1,566)	(1,505)
	48,925	47,922	51,487

15 Purchases, services and other

Purchases, services and other include the following:

(million €)	2001	2002	2003
Production costs-raw, ancillary and consumable materials and goods	23,711	22,658	24,087
Production costs-services	7,507	8,614	10,431
Lease, rental and royalty expenses	1,242	1,454	1,407
Other expenses	1,302	1,575	1,433
	33,762	34,301	37,358
less:
- services billed to joint venture partners	(1,189)	(1,566)	(1,505)
- capitalized direct costs associated with self-constructed assets	(745)	(842)	(1,277)
- personnel seconded			(10)
	31,828	31,893	34,566

Lease, rentals and royalty expenses include royalties on hydrocarbons extracted for euro 517 million, 508 and 538 in 2001, 2002 and 2003 respectively.

16 Payroll and related costs

Payroll and related costs are analyzed as follows:

(million €)	2001	2002	2003
Wages and salaries	2,271	2,441	2,412
Social security contributions	602	650	693
Employee termination indemnities	114	121	126
Pensions and similar obligations	12	15	31
Other costs	83	119	91
	3,082	3,346	3,353
Plus:
- personnel seconded			10
Less:
- revenues related to personnel costs	(51)	(53)	(36)
- capitalized direct costs associated with self-constructed assets	(180)	(190)	(161)
	2,851	3,103	3,166

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

17 Depreciation, amortization and writedowns

Depreciation, amortization and writedowns consist of the following:

(million €)	2001	2002	2003
Depreciation and amortization:
- intangible assets	1,370	1,423	1,266
- fixed assets	3,310	3,543	3,447
	4,680	4,966	4,713
Writedowns:
- intangible assets		95	30
- fixed assets	100	447	411
	100	542	441
	4,780	5,508	5,154
Less:
- direct costs associated with self-constructed assets	(9)	(4)	(3)
	4,771	5,504	5,151

18 Financial income (expense) and exchange differences, net

Financial expense and exchange differences, net, consist of the following:

(million €)	2001	2002	2003
Interest and other financial income	539	513	436
Securities gains	95	44	34
Interest and other financial expense	(932)	(737)	(710)
Exchange differences, net	(10)	(30)
Less:
- interest capitalized	49	43	86
	(259)	(167)	(154)

19 Other income (expense) from investments

Other income (expense) from investments consists of the following:

(million €)	2001	2002	2003
Gains on disposals	76	55	39
Dividends	40	32	22
Income from equity investments	151	178	180
Other revaluation of investments	7	6	9
Writedown of investments	(491)	(245)	(233)
Other	1	17	(34)
	(216)	43	(17)

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

20 Extraordinary income (expense)

Extraordinary income (expense) consists of the following:

(million €)	2001	2002	2003
Extraordinary income
Gains on disposals	3,473	257	290
Other extraordinary income	173	112	273
	3,646	369	563
Extraordinary expense
Restructuring cost:
- provisions for risks	(885)	(157)	(248)
- cost of redundancy incentives	(237)	(114)	(116)
- writedowns of fixed assets	(607)	(55)	(66)
Total restructuring cost	(1,729)	(326)	(430)
Other extraordinary expenses	(80)	(72)	(84)
	(1,809)	(398)	(514)
	1,837	(29)	49

2003 Extraordinary items

Gains on disposals relate to sale of investments, businesses and fixed assets as a result of restructuring activities. In particular disposal gains of euro 290 million are primarily due to the sale of service stations and land in the Refining & Marketing segment (euro 237 million) and the sale of fixed assets and the sea transport activity in the Gas & Power segment (euro 52 million).

Other extraordinary income of euro 273 million relate primarily to the compensation paid by Edison SpA to Syndial SpA in relation to the Enimont’s legal proceeding (euro 200 million), the release of reserves for excess provision and the definition of legal proceedings (euro 47 million, of which euro 38 million relating to Syndial SpA).

Provisions for risks of euro 248 million relate primarily to charges for environmental remediation of Syndial SpA (euro 82 million) and the Refining & Marketing segment (euro 51 million) and to future operating costs of inactive sites in Syndial SpA (euro 48 million).

Redundancy incentives of euro 116 million concern primarily the Petrochemicals segment (euro 37 million), Refining & Marketing segment (euro 32 million) Gas & Power segment (euro 15 million), and the Oilfield Services, Construction and Engineering segments (euro 15 million).

Writedowns and losses of euro 66 million include the loss of concession for service stations on Autostrade (euro 35 million) and the writedown of plants in the Petrochemicals segment (euro 11 million).

2002 Extraordinary items

Gains on disposals relate to sales of investments, businesses and fixed assets as a result of restructuring activities. In particular disposal gains of euro 257 million are primarily due to: (i) the sale of service stations in the Refining & Marketing segment in Italy (euro 127 million); (ii) the sale of the share capital of Agip Nigeria Ltd (euro 87 million); (iii) the sale of fixed assets (euro 28 million, of which euro 21 million related to the Gas & Power segment); (iv) the sale of consolidated businesses (euro 15 million).

Other extraordinary income of euro 112 million relates primarily to the release of excess reserves, the conclusion of legal proceedings and the collection of receivables previously reserved for essentially in the Petrochemicals (euro 72 million), Gas & Power (euro 23 million) and Refining & Marketing (euro 13 million) segments.

Provisions for risks of euro 157 million relate primarily to environmental restoration and to charges for restructuring and divestments in the Refining & Marketing (euro 79 million) and Petrochemicals (euro 71 million) segments.

Redundancy incentives of euro 114 million concern primarily the Petrochemicals segment (euro 34 million), Gas & Power segment (euro 27 million), Refining & Marketing segment (euro 25 million) and the Oilfield Services, Construction and Engineering segments (euro 14 million).

Writedowns and losses of euro 55 million include the writedown of fixed assets in the Petrochemical segment (euro 23 million), the loss on the sale of the Priolo refinery to Erg Raffinerie Mediterranee Srl (euro 22 million) and the loss on the disposal of consolidated businesses and fixed assets (euro 10 million, of which euro 9 million relate to the Gas & Power segment).

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

21 Income tax expense

(million €)	2001	2002	2003
Current taxes:
- Italian subsidiaries	1,093	1,451	1,583
- foreign subsidiaries operating in the Exploration & Production segment	2,028	2,040	2,296
- other foreign subsidiaries	175	163	201
	3,296	3,654	4,080
Less:
- Tax credits on dividends distribution not offset with current tax payment	(1)
	3,295	3,654	4,080
Deferred taxes:
- Italian subsidiaries	158	(542)	(904)
- foreign subsidiaries operating in the Exploration & Production segment	93	53	67
- other foreign subsidiaries	(16)	(38)	(2)
	235	(527)	(839)
	3,530	3,127	3,241

Income taxes due of euro 1,583 million relate to Irpeg (National income tax) for euro 1.347 million and Irap (Regional income tax) for euro 224 million and foreign income taxes of euro 12 million.

The effective tax rate is 34.5% compared with a statutory tax rate of 39.9%, calculated by applying a 34% tax rate (Irpeg) to income before taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.

The difference between the statutory and effective tax rate is due to the following factors:

(%)	2001	2002	2003
Statutory tax rate	40.9	42.1	39.9
Items increasing (decreasing) statutory tax rate:
- higher (lower) foreign subsidiaries tax rate	5.0	2.7	7.4
- permanent differences	(7.6)	0.8	(0.2)
- tax benefit due to the application of favorable tax laws	(2.3)	(4.9)	(1.4)
- effect of the application of Law No. 448/2001			(3.1)
- effect of the application of Law No. 342/2000	(4.6)	(4.7)	(3.6)
- effect of the budget Law 2004			(4.4)
Other	(1.4)	1.5	(0.1)
	(10.9)	(4.6)	(5.4)
Effective tax rate	30.0	37.5	34.5

Permanent differences of 2001 concern mainly the gain recorded in the consolidated financial statements due to the public offering of 40.24% of the share capital of Snam Rete Gas SpA (7.2%). The tax benefit due to the application of law No. 448/2001 relates to Stoccaggi Gas Italia SpA that aligned the tax basis of the assets received in 2001 by Eni SpA and Snam SpA to the conferral value by paying a substitute tax of 9%. Tax benefits on revaluation of assets is due to the application of the budget Law for 2004 that allows companies to revalue the assets within certain limits made in accordance with tax laws by paying a substitute tax of 19%.

22 Earnings per share

Earnings per share is calculated by dividing “Net income” by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares.

In order to compare earnings per share in the years presented, the number of shares issued through stock grants made in 2002 and 2003 has been added to the number of shares outstanding in the year 2001 and 2002. Based on this criterion, the number of shares outstanding was 3,911,906,449, 3,826,945,671 and 3,778,436,257 in the year 2001, 2002 and 2003, respectively.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

The dilutive effect of potential ordinary shares, in the term of stock options and stock grants, when converted into ordinary shares on earnings per share is not material. At present, the effect of stock options to be exercised on earnings per share at December 31, 2003 is anti-dilutive.

23 Commitments and contingencies

Derivative financial instruments

Eni operates internationally in the oil and natural gas, electricity generation, petrochemicals and oilfield services and engineering industries and is subject to exposure to market risks from changes in interest rates, foreign exchange rates and commodity prices.

Derivative financial instruments are utilized by Eni to reduce these risks, as explained below.

Eni’s treasury activities are managed primarily by two captive finance companies operating in the Italian and international financial markets. Eni’s operating subsidiaries are required to reduce foreign exchange rate risk to a minimum level by coordinating their operations with such finance companies.

Eni SpA’s Board of Directors has defined a policy that requires the Treasury Department of Eni SpA to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies. Such policy also defines the eligible counterparties in derivative transactions. As far as interest rate and foreign exchange rate risks are concerned, the calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by such companies is more conservative than that defined by the Basel Committee. Eni SpA’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring of the tolerable risk level, the portfolio of financial instruments and market conditions.

Eni does not enter into derivative transactions on a speculative basis.

(a) Notional amounts and credit exposures of derivatives

The notional value of a derivative is the contractual amount on the basis of which the differentials are exchanged; this amount can be expressed either on a value basis or on a physical quantities basis (such as barrels, tonnes, etc.). The amounts expressed in foreign currency are converted into euro applying the exchange rate at year-end.

The notional amounts of derivatives summarized in the sections that follow do not represent amounts exchanged by the parties and, thus, are not a measure of the credit exposure of Eni. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives, which relate to interest rates, exchange rates and commodity prices. Therefore, the credit exposure of interest rate, foreign exchange and commodity contracts is represented by the fair value of contracts with a positive fair value at year-end, reduced by the effects of master netting agreements. Eni SpA’s Board of Directors has approved policies which provide guidelines related to the criteria of eligible counterparties in derivative transactions and permissible financing investments, including purchases of securities. Although Eni is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, it does not expect any counterparties to fail to meet their obligations given the high credit standings of such counterparties.

(b) Interest rate risk management

Eni enters into various types of interest rate contracts in managing its interest rate risk, as indicated in the following table:

	Dec. 31, 2002	Dec. 31, 2003
(million €)	Notional amount	Notional amount
Interest rate swaps	5,206	5,690
Interest rate collars	129	74
Forward rate agreements	220
	5,555	5,764

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Eni enters into interest rate derivatives, particularly interest rate swaps, to alter interest rate exposures arising from mismatches between assets and liabilities, to lower funding costs and to diversify sources of funding. Under interest rate swaps, Eni agrees with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to an agreed notional principal amount and agreed fixed or floating interest rates. The euro 484 million increase in IRS is primarily due to Enifin’s transactions in order to hedge financial payables granted to Snam Rete Gas SpA (euro 343 million) and to EniPower SpA (euro 300 million); this decrease has been partially offset by the repayments of the year of contracts used to hedge financial liabilities by Eni Lasmo Plc (euro 271 million).

The following table indicates the types of interest rate swaps used and their weighted-average interest rates and maturities. Average variable rates are based on rates at year-end and may change significantly, affecting future cash flows.

The comparison between weighted-average receive rate and weighted-average pay rate does not represent the result of derivatives: such result is calculated on the basis of the underlying hedged operation.

		Dec. 31, 2002	Dec. 31, 2003
Receive-fixed/Pay-floating swaps-notional amount	(million euro)	1,201	867
- weighted average receive rate	(%)	6.42	6.03
- weighted average pay rate	(%)	2.77	2.26
- weighted average maturity	(years)	3.74	2.97
Receive-floating/Pay-floating swaps-notional amount	(million euro)	1,802	1,941
- weighted average receive rate	(%)	3.32	2.25
- weighted average pay rate	(%)	3.95	2.91
- weighted average maturity	(years)	4.49	3.38
Pay-fixed/Receive-floating swaps-notional amount	(million euro)	2,203	2,882
- weighted average pay rate	(%)	4.73	4.31
- weighted average receive rate	(%)	2.43	1.77
- weighted average maturity	(years)	6.15	6.64

Eni uses interest rate collars to manage its interest rate risk. An interest rate collar is a combination of options that enable a predetermined interest rate band to be locked in. Eni also uses zero-cost collars that do not require payment of an option premium. Interest rate collar contracts at year-end have terms of up to five years.

(c) Foreign exchange risk management

Eni enters into various types of foreign exchange contracts in managing its foreign exchange risk, as indicated in the following table:

	Dec. 31, 2002	Dec. 31, 2003
(million €)	Notional amount	Notional amount
Forward exchange contracts	7,611	6,165
Purchased options	348	550
	7,959	6,715

Eni uses forward exchange contracts primarily to hedge existing receivables and payables, including deposits and borrowings denominated in currency other than euro. Some of the contracts involve the exchange of currencies other than the local currency, according to the needs of foreign consolidated subsidiaries. Both buy and sell amounts of such contracts are indicated at the notional value. The term of forward exchange contracts is normally not longer than one year. The decrease of euro 1,446 million in forward exchange contracts is primarily due to the expiring of the contracts related to Enifin SpA’s transactions in order to hedge financial short-term payables (expressed in British pound and changed in US dollar) of Eni Coordination Center SA (euro 1,612 million).

Eni generally uses a combination of currency options that enable a predetermined risk rate band, related to expenses denominated in currency other than euro, to be locked in. Currency options, purchased in the over-the-counter market for a premium, provide Eni with the right to buy or sell an agreed amount of currency at a specified exchange rate at the end of a specified period.

The table below summarizes, by major currency, the contractual amounts of Eni’s forward exchange and option contracts.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

	Dec. 31, 2002		Dec. 31, 2003
(million €)	Buy	Sell	Buy	Sell
US dollar	1,290	3,515	1,019	2,955
British pound	2,225	92	1,432	342
Norwegian kroner	68	37	140	299
Euro	43	12	100	126
Swiss franc	32	392	177	1
Japanese yen	183	50	99	11
Other	9	11	3	11
	3,850	4,109	2,970	3,745

(d) Commodity price risk management

Exchange traded crude oil and petroleum product derivatives instruments are used to minimize the commodity price volatility.

In natural gas trading activity, Eni uses exchange traded crude oil forwards contracts with the aim of hedging the risk related to natural gas supplies at fixed price, facing the purchase price determined on the basis of a price basket with an indexation to the petroleum products in the international markets.

In refining and marketing activities of petroleum products, Eni uses derivatives instruments with the aim of reducing the risk of industrial and marketing activities related to the uncertainty of the market prices. In particular, Eni uses derivatives instruments to avoid that changes in the conditions of supply and trade markets could worsen in the expected income in the period between the purchase of crude oil, the refining and the trade of finished products.

The expiration date of contracts, with some not material exceptions, is less than 1 year.

The table below summarizes trade derivatives contracts at December 31, 2002 and 2003.

		Dec. 31, 2002		Dec. 31, 2003
		Buy	Sell	Buy	Sell
Crudes	(barrels)	1,924,390	890,000	6,629,544	1,146,000
Oil products	(tonnes)	16,992	66,500	159,849	381,200
Oil products	(gallons)		112,560		104,580

(e) Sales of government bonds

Eni sold Italian Government bonds to investors, primarily employees, and simultaneously entered into interest rate swaps with such investors wherein Eni receives the rate of interest on such Italian Government bonds and pays a floating rate of interest linked to Euribor (Europe Interbank Offered Rate). Such investors may sell their securities back to Eni at any time for par value plus related interest with the simultaneous cancellation of the related swaps. Eni also entered into an interest rate swap with a financial institution wherein it receives a floating rate which is considered more favorable for its floating rate commitment to its investors. At December 31, 2002 and 2003, euro 178 million and euro 181 million, respectively, worth of such securities remained in the hands of employees. For accounting purposes, this transaction was treated as a sale of the bonds with gains recognized in current income.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Guarantees

Guarantees have been given by Eni to third parties. At December 31, 2001 and 2002, these guarantees were as follows:

	At Dec. 31, 2002				At Dec. 31, 2003
	Unsecured	Other	Secured		Unsecured	Other	Secured
(million €)	guarantees	guarantees	guarantees	Total	guarantees	guarantees	guarantees	Total
Unconsolidated subsidiaries	117	640		757	7	302		309
Affiliated companies	55	1,020	77	1,152	30	1,419	77	1,526
Consolidated companies	4,800	5,506		10,306	4,894	6,090		10,984
Others	9	202		211		464		464
	4,981	7,368	77	12,426	4,931	8,275	77	13,283

Unsecured guarantees and other guarantees given on behalf of unconsolidated subsidiaries and affiliated companies of euro 1,835 million (euro 1,909 million as of December 31, 2002) consist primarily of: (i) unsecured guarantees and letters of patronage given to banks in relation to loans and lines of credit received for euro 1,235 million (euro 1,028 million at December 31, 2002), of which euro 686 million related to a contract released by Snam SpA (now merged in Eni SpA) on behalf of Blue Stream Pipeline Co BV to a consortium of financing institutions (euro 826 million as of December 31, 2002). The increase of euro 207 million regards essentially a new guarantee given on behalf of EnBW - Eni Verwaltungsgesellshaft mbH (euro 275 million). Such increase was partially offset by the exchange rate differences of unsecured guarantees given on behalf of Blue Stream Pipeline Co BV (euro 140 million); (ii) unsecured guarantees and letters of patronage given to customers in relation to contractual performance and bid bonds for euro 242 million (euro 324 million as of December 31, 2002) The decrease of euro 82 million regards primarily the partial extinguishment of unsecured guarantees given to third parties in order to cover the construction of an oil pipeline in Azerbaijan (euro 62 million); (iii) unsecured guarantees given to third parties in relation to the construction of a hydrocarbon treatment plant in Libya for euro 160 million (euro 412 million at December 31, 2002). The decrease of euro 252 million regards primarily the partial extinguishment of guarantees (euro 220 million) and the exchange rate differences (euro 32 million); (iv) performance guarantees given in the period (euro 104 million) on behalf of Unión Fenosa SA and Unión Fenosa Gas SA (50% Eni). These guarantees were given in relation to contractual commitments related to the results of operations of Unión Fenosa Gas SA; (v) secured guarantees of euro 77 million, relate to mortgages, liens and privileges granted to banks in connection with loans to affiliated and consolidated companies (the same amount as of December 31, 2002). As of December 31, 2003, the underlying commitment covered by such guarantees was euro 1,698 million (euro 1,738 million as of December 31, 2002).

Guarantees given on behalf of consolidated companies of euro 10,984 million (euro 10,306 million as of December 31, 2002) consist primarily of: (i) a guarantee of euro 4,894 million (euro 4,800 as of December 2002) given by Eni SpA to Treno Alta Velocità - TAV SpA for the proper and timely completion of a project relating to the Milano-Bologna train link by the Consorzio Cepav Uno; consortium members gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) guarantees given to third parties relating to bid bonds and performance bonds for euro 2,841 million (euro 1,853 million as of December 31, 2002). The increase of euro 988 million regards primarily the Oilfield Services, Construction and Engineering segment (euro 755 million) and new guarantees given on behalf of Eni Gas & Power LNG Australia BV in relation to the construction of a gas pipeline (euro 165 million); (iii) hydrocarbon development activities for euro 1,186 million (euro 1,139 million as of December 31, 2002); (iv) VAT recoverable from tax authorities for euro 1,113 million (euro 1,062 million as of December 31, 2002); (v) insurance risk for euro 379 million reinsured by Eni (euro 1,049 million as of December 31, 2002). The decrease of euro 670 million regards essentially the non-renewal of the previous guarantees. The underlying commitment covered by such guarantees was euro 7,930 million as of December 31, 2003 (euro 8,795 million as of December 31, 2002).

Other guarantees given to third parties for euro 464 million (euro 211 million as of December 31, 2003) regards essentially guarantees given by Eni on behalf of subsidiaries. In particular, Eni gave to banks and other financing institutions on the behalf of Spanish Egyptian Gas Co SAE, a company controlled by Unión Fenosa Gas SA, (euro 238 million) and performance guarantees given on the behalf of Unión Fenosa Gas SA and its subsidiaries in relation to contractual commitments related to the results of operations of Spanish Egyptian Gas Co SAE (euro 101 million).

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Other commitments

Other commitments and potential risks consist primarily of:

-	Obligations for purchases and sales of fixed assets of euro 3,596 million and euro 174 million as of December 31, 2002 and 2003, respectively. Obligations related to investments regards primarily the concession of a call option for the purchase by Erg SpA of a 28% share of Erg Raffinerie Mediterranee Srl for euro 100 million (the same amount as of December 31, 2002). The euro 3,422 million decrease is primarily related to: (i) the conclusion of the Public Offering of Italgas shares (euro 2,550 million); (ii) the extinguishment of commitments to Unión Fenosa SA for the acquisition of the 50% of Unión Fenosa Gas SA through the increase of share capital (euro 440 million); (iii) the extinguishment of obligation for the purchase of 100% of the Norwegian company Fortum Petroleum AS (euro 400 million).

-	Commitments of euro 379 million (euro 441 million as of December 31, 2002) primarily related to: (i) a memorandum of intent signed with the Basilicata Region whereby Eni has agreed to invest, also on account of Enterprise SpA, euro 217 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (euro 206 million as of December 31, 2002); (ii) agreements for the area of Porto Marghera between Syndial SpA and various government entities, employee and trade groups whereby EniChem has committed to invest approximately euro 149 million (euro 223 million as of December 31, 2002) in order to further develop the chemical segment and protect the environment with respect to the Porto Marghera plant.

-	Risks of euro 902 million (euro 1,015 million as of December 31, 2002) are primarily associated with: (i) contractual assurances given to acquirors of certain investments and businesses of Eni for euro 400 million (euro 393 million as of December 31, 2002); (ii) potential risks associated with the value of assets of third parties under the custody of Eni for euro 317 million (euro 431 million as of December 31, 2002). The euro 113 million decrease regards primarily the decrease in natural gas volumes stored by Stoccaggi Gas Italia SpA (euro 78 million); (iii) environmental damages for euro 137 million (the same amount as of December 31, 2002); (iv) tax proceedings for euro 18 million (euro 44 million as of December 31, 2002).

-	Obligations for certain long-term gas supply agreements entered into by Eni. Such agreements, which contain take-or-pay provisions, are included in “Operating Review - Gas & Power” in the Report of the Directors in the Consolidated Financial Statement, which is considered an integral part of these Notes.

-	Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its consolidated financial statements.

Legal proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking account of the existing risk reserves, Eni believes that the foregoing will not have an adverse effect on Eni’s consolidated financial statements.

The following is a summary of significant legal matters in which Eni is involved; except for some different indications, no provisions have been settled for legal proceedings: the reason being that Eni does not believe that an adverse result is probable.

Judicial or arbitration proceedings

EniChem SpA (now Syndial SpA) - Serfactoring SpA

In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by the former Serfi SpA now Sofid SpA, which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA (in liquidation) now merged in EniChem SpA) and Terni Industrie Chimiche SpA (merged in Agricoltura SpA (in liquidation), that has been merged in EniChem SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed

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in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with an incomplete judgment, deposited in February 24, 2004: the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favour of Agricoltura, to be determined following the decision.

Eni SpA - EniChem SpA (now Syndial SpA)

In 1992, Eni SpA and EniChem SpA initiated an arbitration proceeding against Montedison SpA and its subsidiaries in relation to guarantee given by them in connection with the formation of Enimont SpA. On March 6, 2003 Eni and EniChem accepted the settlement proposal presented by Edison SpA for the closing of the arbitration proceeding. With this settlement Edison accepted to pay EniChem euro 200 million to be paid in four installments of euro 50 million each, the first one paid on March 6, 2003 and the remaining to be paid each following year with interests accrued; this delayed payment is supported by bank guarantees payable on first request (the residual amount was discounted without claim). This settlement concerns expenses paid or accrued by EniChem in previous years. It does not include EniChem’s claim to be indemnified by Edison for any expense related to damage made to third parties by the operation of plants and facilities before Montedison’s conferral, even if occurred later. These are environmental damages claimed by the State and related the Mantova site and any damage that could be claimed by the State and/or other parties as alleged consequence of specific environmental damage solutions in the Brindisi and Priolo sites. The settlement of any dispute is entrusted to ordinary courts.

EniChem SpA (now Syndial SpA)

In 2002 EniChem was summoned by ICR Intermedi Chimici di Ravenna Srl before the Court of Milan in relation to a breach of a preliminary agreement for the purchase of an industrial area in Ravenna. ICR requested a payment of compensatory damages for approximately euro 46 million, of which euro 3 million are compensatory damages and euro 43 million are for loss of profits.

Snamprogetti SpA

In December 2002, Snamprogetti SpA made a request for an arbitration proceeding against Fertilizantes Nitrogenados de Venezuela - Fertinitro CEC - to the International Chamber of Commerce of Paris. Snamprogetti asked: (i) the issue of the Final Acceptance Certificate of the plant in Jose and in return, the Stand-by Letter of Credit; (ii) the payment of three installments of approximately 22 million dollars for concession of licences; (iii) the decision regarding the 164 claims requested by Fertinitro and, particularly, an assessment of work in guarantee imputable to Snamprogetti and its amount; (iv) the counterclaim for damages and costs supported by Snamprogetti as a result of the behaviour of Fertinitro. Fertinitro requested, as counterclaim, the payment of an undetermined amount, not inferior to 50 million dollars (plus interest accrued on claims) for alleged breach of contract. Snamprogetti made a provision to risk reserves regards to this legal proceeding.

Tax Proceedings

Eni SpA

Agip SpA (merged in Eni SpA in 1997) received four formal assessments from the Italian tax authorities that claimed that its income in 1989, 1990, 1991 and 1992 had been understated for income tax purposes. These assessments concern an alleged global understated amount of euro 196 million, determined by marking downward and upward adjustments to the prices of certain petroleum products that Agip sold to or bought from other Eni companies. All these claims were judged as unfounded by the Provincial Tax Commission of Milan. The appeals of the tax authorities were rejected by the Regional Tax Commission of Milan or were given up by the Italian tax authorities itself. Regarding the decision of the appeals proceeding, because of the termination to the appeals or because of the decision of the tax authorities to not continue, it must be considered final without expense for the company. With a decision dated May 7, 2001 the Provincial Tax Commission of Milan revoked the formal assessment against Agip SpA concerning income understatement for 1994, for an improper use of loss carryforwards. The Italian tax authorities appealed the decision to the Regional Tax Commission, for which it has not yet arranged a hearing. The positive conclusion of the proceeding related to 1992 means that Agip acted in a correct manner.

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With a decree dated December 6, 2000 the Region of Lombardia decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged in Eni SpA in 2002) will substitute the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax net of any penalty. Snam SpA and the other distributing companies of Eni believes that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation has been requested to the Ministry of Finance and Economy. With a decision of May 29, 2001, the Ministry confirmed that this additional excise tax is not applicable. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative court did not apply to this case. In case the Region should request payment, Snam will proceed with the relevant Court. The Lombardia Region decided with regional Law 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of the additional taxes due before that date. The period of foreclosure for the formal assessment of the payment is up until five years, so its exercise is possible until December 31, 2006.

During 2003, the Customs District of Taranto sent 147 formal assessments and amendments to bills of entry for finished products and goods and semi finished products made by the refinery of Taranto in 2000, 2001 and 2002 to Eni SpA, merger of AgipPetroli SpA. The notification regards euro 24 million of customs not paid by the company because the imported products were not yet finished goods, but were destined to working, for which the customs tariff allows exemption. The formal assessment does not contain the determination of any administrative penalties forecasted by customs rules. The penalty of law can be from one to ten times of the amount of taxes not paid. The notification is based to the fact that the company does not have the administrative authorization to utilize the customs exemption. Although the Customs Agency, with a circular dated April 16, 2003, considered the customs declaration, presented and accepted by the Customs, equivalent to the administrative authorization (a procedure followed by AgipPetroli SpA for years), the Customs District of Taranto expected to see a specific authorization to utilize the exemption, given in November 2002. With another decree on February 24, 2003 the same District revoked the authorization just given. Eni presented an appeal to the Administrative Court of Puglia, still pending, and on June 11, 2003 obtained the suspension of the revocation of the District’s action. The company, sure of its correct behaviour, as in the Circular 20/D/2003, started a proceeding for an administrative resolution, according to the customs rules. The company asked the Regional Director of Puglia for the annulment of the received assessments as a measure of self-protection. The company is still waiting for a decision of the Regional Director, that if it is negative, will be appealed against the corresponding tax jurisdiction. On March 12, 2004 the Comando Nucleo Regionale Polizia Tributaria of Puglia notified a verbal action of observation to the company. In this action there is an alleged offence of smuggling and falsification of accounts for the same imports, already subjected to the previous assessments of the Customs of Taranto and other occurrences between January 1999 and February 2003. The verbal action made by a Fiscal Officer, sent to the Public Prosecutor in the Court of Taranto, reclaims the omitted payment of customs for euro 26 million. For the offence of smuggling, there is a penalty of at least double, but not greater than ten times the tax not paid. The notification is based on the same lack of administrative authorization, already contested by the Customs of Taranto and to the storage of imported products together with ones obtained by the refinery (promiscuity of storage allowed by the circular 20/D/2003 of the Customs Agency).

Snam Rete Gas SpA

Under Regional Law of March 26, 2002, the Region of Sicilia introduced an environmental tax upon the owners of primary pipelines in Sicilia (i.e. pipelines operating at a maximum pressure of over 24 bar). The tax was payable as of April 2002. In order to protect its interests, Snam Rete Gas filed a claim with the European Commission, aimed at opening a proceeding against the Italian Government and with the Tax Commission of Palermo. The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transport activity, subjected its inclusion in tariffs to the final ruling on its legitimacy by relevant authorities. Therefore, for the 2002-2003 thermal year with decision No.146/2002 the Authority published two sets of tariffs: one, in force, that does not take into account the tax and the second one including it, that will be automatically applied with retroactive effect should the tax be judged legitimate. On September 10, 2002, Snam Rete Gas filed a claim with Regional Administrative Court of Lombardia requesting the immediate application of tariff including the tax. With ruling of December 20, 2002, the court judged the tax at variance with European rules and therefore did not accept Snam Rete Gas’s claim. In December 2002, Snam Rete Gas suspended payments based on authoritative legal counsel and of said Court ruling. In January 2003 Region of Sicilia presented an appeal to the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. On December 16, 2003, the European Commission judged the tax instituted by the Republic of Italy at variance with European rules and with cooperation agreement between the European Economic Community and the Peoples Democratic Republic of Algeria; the environmental tax is at variance with the common customs tariff because it modifies the equality of customs expenses on commodities imported from third countries and it risks to create a deviation in the traffic in relation to these countries and a distortion in the access and competition rules. The Commission requested to the

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Government to give its observations about the argument, within two months. With a decision dated January 5, 2004, the Provincial Tax Commission of Palermo declared the environmental tax of Sicilia Region illegitimate because it is at variance with European rules and therefore accepted Snam Rete Gas’s claim for the repayment of the first installment of euro 11 million already paid on April 2002, due from the Region of Sicilia. Snam Rete Gas started the necessary actions to obtain reimbursement of fixed tax payments already paid in April 2002 (euro 75 million). The Tax Commission of Palermo has to declare this decision. In any case Snam Rete Gas will not have to pay for that tax: if the tax is considered illegitimate in the court of law, the company will have the right to the restitution of the money. If to the contrary, the Authority will include the tax (Decision No. 146/2002 and No. 71/2003) in tariff with automatic and retroactive effects.

Environment

Eni SpA

In 1997 Grifil SpA summoned AgipPetroli SpA (merged in Eni SpA in 2002) before the Court of La Spezia. Grifil requested the payment for the clean-up of a polluted land in La Spezia’s refinery (which was closed in 1985), and sold by Italiana Petroli SpA in 1996, later merged in AgipPetroli SpA. The claims for these damages amount to euro 103 million. At the end of 2002 Grifil and AgipPetroli reached an agreement through which AgipPetroli had to pay half of the clean-up costs, which were set by an independent appraisal to euro 19 million and to a maximum of euro 9.5 million, and Grifil had the obligation to clean-up the land and to renounce any claims. Grifil did not execute the settled obligations, however, maintaining the possibility of precautionary requests and actions for recourse and Eni decided to reclaim the polluted soil with the combined aid (for the 13% of the costs) of a company interested in developing the parcel of land. The decision was promoted by Grifil before the Court of La Spezia. On January 7, 2004 the Municipality of La Spezia put Eni in possession of the area and since that date Eni has been working on the polluted land. Eni asked and obtained the conservative seizure of Grifil’s area, up to a maximum of euro 19 million; with two administrative measures, on December 2, 2003 and January 13, 2004 respectively, the Court of Genova declared legitimate the right of Eni, based on the contract stipulated between Italiana Petroli and Grifil, to give the responsibility of all pollution expenses that the company will incur if they don’t fulfill their responsibilities. Relative to the value attributable to the conservative seizure (up to euro 19 million), the Court specified that Eni must produce for the court the contracts for the bidded antipollution jobs, from which results the corresponding responsibility of the bidder; the contract with an independent appraisal for the reclaiming costs is still pending. The proceeding started by Grifil before the Court of La Spezia is also still pending. Another proceeding against some managers of AgipPetroli is in the inquiry phase. Such proceeding concerns an alleged violation of article 51 bis of Legislative Decree No. 22/1997 (omitted reclaim) for the 2000-2002 three-year period.

In 1999, the public prosecutor of Gela started an investigation concerning the activity of the of Refinery of Gela in order to ascertain eventual soil and sea pollution caused by the discharge of pollutants by the refinery. In November 2002, “Italia Nostra” and the association “Amici della Terra” filed civil claims within this proceeding and requested the payment of compensatory damages for a total of euro 15,050 million. In July 2003, the relevant Court decided for the transmission of the inquiries to the public prosecutor, recognizing a violation of article 440 of the penal code (water and food substances corruption). With a decree dated January 13, 2004, the public prosecutor arranged a preliminary hearing for May 19, 2004 with the charge of article 440 of the penal code.

In 2000, the public prosecutor of Gela started an investigation on alleged prohibited emissions from the refinery of Gela, which are purported to have had negative effects on the health of a number of citizens of Gela, and on AgipPetroli’s lack of declaration of such emission in violation of Presidential Decree No. 203 of 1998. The investigation brought an action for events registered from 1997. The Municipality of Gela, the Province of Caltanisetta and others filed civil claims in this proceeding and requested the payment of compensatory damages for a total of euro 878 million. The judgment of first degree before the Court of Gela is still pending.

In March 2002 the public prosecutor of Siracusa started an investigation concerning the activity of the refinery of Priolo for intentional corruption of water used for human consumption and disposed a technical opinion, not concluded yet, to ascertain an alleged possibility of infiltrations of refinery oil products into the deep water-bearing stratum used for human consumption in the Priolo area. The proceeding is still in the preliminary investigation phase. In consideration of the complexity of the investigation, a qualified company has been given the task to verify the cause, the origin and the extension of the infiltration. For protective purposes, there are some actions already in place to: (i) create safety measures and clean-up all of the polluted area; (ii) reallocate water wells in an area more distant from the industrial site; (iii) install a purification system for drinkable water. Only after the conclusion of the inquiry phase, Eni will forecast the eventual consequences of these investigations.

In June 2002, in connection with a fire in the refinery of Gela, a penal investigation began concerning arson, environmental crimes and crimes against the beauties of nature. For this reason, a hearing for an immediate judgment has been arranged for May 12, 2004.

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In 2002, the public prosecutor of Gela started a penal investigation concerning the refinery of Gela to ascertain the quality of deep water in the area of the refinery. On October 27, 2003 the prosecutor asked to ascertain the state of the refinery’s storage tanks and if there are possible infiltrations of refinery oil products into the deep water-bearing stratum, due to a breakage in some tanks. The investigation concerns the environmental rules about the pollution of water and soil and illegal treatment of liquid and solid waste materials. With a previous decree dated November 3, 2003, the Court for preliminary investigation, in agreement with a request of the public prosecutor of Gela, had already defined the preventive seizure of 92 storage tanks. The decree stopped the activity of the refinery of Gela in November 17, 2003 following the inquiry phase and many investigations, inspections and analyses were made by experts appointed by the judge for the preliminary investigation. These experts declared no reasonable loss of products from storage tanks. Afterwards, 42 storage tanks were reopened in January 16, 2004 and this allowed to restart of the activity on January 19, 2004.

In relation to some investigations concerning an alleged subsidence phenomenon caused by hydrocarbon exploration, on February 5, 2003, following the decision of the Court of Rovigo, the Nucleo Operativo Ecologico of Carabinieri of Venice placed under preliminary seizure the Naomi/Pandora platform, the Naomi 4 Dir, Naomi 2 Dir and 3 Dir - Pandora 2 Dir wells, and the underwater pipeline for the transportation of the production to Casalborsetti. Eni, taking account of the observations on which the public prosecutor of the Court of Rovigo based its case, constituted an independent and interdisciplinary scientific commission, composed of the most important experts of subsidence caused by hydrocarbon exploration, with the aim of verifying the size and the effects and any appropriate actions to reduce or to neutralize any subsidence phenomenon in the Ravenna and North Adriatic area both on land and in the sea. Eni, based on the first conclusions of this commission, believes that the hydrocarbon exploration field of Naomi/Pandora field is not responsible for any coastal subsidence phenomenon.

Polimeri Europa SpA

In 2000, the public prosecutor of Gela started an investigation in order to ascertain alleged pollution caused by emissions of the refinery of Gela, owned by Polimeri Europa SpA, EniChem SpA (now Syndial SpA) and Raffineria di Gela SpA. An inquiry phase was closed on July 2, 2003. Some local public entities, environmental NGOs and landowners will act as injured party. At the end of 2003, a second inquiry phase started to ascertain which sort of emission had eventually produced the alleged emissions caused by the refinery of Gela. In 2002, the public prosecutor of Gela started a criminal action, which is at the moment in the inquiry phase, in order to ascertain alleged illegally discharged effluents produced by the refinery of Gela.

On March 5, 2003 a criminal action started before the Court of Gela in relation to an alleged illicit treatment of FOK oil produced by the ethylene plant in Gela’s refinery. The case will be discussed in December 2003. WWF Italia and Italia Nostra acted as civil parties and requested for this proceeding environmental damages of euro 50 million.

Syndial SpA

In 1992, the Ministry of Environment summoned EniChem SpA and Montecatini SpA before the Court of Brescia. The Ministry requested, primarily, to condemn them to environmental remediation for the pollution caused by Mantova’s plant starting in 1976 until 1990, and provisionally, in case there is not possibility to remediate, to condemn them to the payment of environmental damages. The amount is going to be determined during the proceeding, but it will not be inferior to euro 136 million, or by compensatory liquidation. EniChem acquired Mantova’s plant in June 1989, while it was being operated by Enimont.

In 1997, an action started before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution resulting therefrom. In most cases such charges relate to a period in time when the plant was managed by companies not owned by Eni. With reference to the 25 years period examined in the proceeding (1971-1995) EniChem managed the CVM-PVC plant from 1987 to 1993, while land parcels and other plants were managed by EniChem only from 1990 onwards. The inclusion of Eni SpA (EniChem SpA, Montedison SpA and Montefibre SpA) as defendant for environmental damages and crimes related to injuries and death of persons that had worked near the Porto Marghera petrochemical plant is based on the fact that Eni SpA is a shareholder of companies operating in Porto Marghera, rather than on Eni’s participation in managing such companies. Plaintiffs formulated their counterclaims for damages in the hearing at the end of June 2001. Plaintiffs did not specify which damages were effectively caused by the alleged crime; they submitted to the Court the decision about the division of the damages between the defendants. Damage payments were requested for an amount of euro 511 million plus compensatory liquidation of environmental damage, and, provisionally, for a total amount of euro 2,035 million in case the judge should not identify evidence for each specific case. The State Attorney estimated the cost of environmental remediation to be euro 36,952 million and the illicit profit of defendants to be euro 5,970 million. Damage payment has been requested jointly of all defendants. Only for the environmental damages did

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the State Attorney request individual payments of each defendant found guilty. Another defendant accepted to correspond a payment of about euro 260 million. On November 2, 2001 the Court of Venice acquitted all defendants. The appeal against the decision was presented by the public prosecutor, the State Attorney of the Ministry of Environment and the Council of Ministers, 5 public entities, 12 associations and other entities and 48 persons. Damage payments are the same requested in the first instance with the exception of the State Attorney which accepted the payment agreed with one of the defendants and, consequently, requested the payment for environmental damages only to EniChem. The damage payments requested are: (i) public entities: euro 98 million; (ii) persons: euro 14 million; (iii) associations and other entities: euro 4 million (Legambiente Nazionale requested the payment in civil judgment). The total damage payment, requested jointly of all defendants with the exclusion of the requests of the State Attorney, amounts to euro 116 million. The State Attorney confirmed the requests of the first instance only against EniChem and Eni. The total damage payment amounts to euro 46,997 million or euro 42,928 million depending to the division criteria which would be used for the environmental damages. Eni settled a provision to risk reserve for this legal proceeding.

In 2000, the public prosecutor of Brindisi started a criminal action against 68 persons who are employees or former employees of various companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, managed by EniChem from 1983 to 1993. At the end of preliminary investigation the public prosecutor asked the dismissal for the employees and the managers of EniChem. The judge for preliminary investigation has not yet given his opinion.

On December 18, 2002 EniChem SpA, jointly with Ambiente SpA and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the province of Venice. The province requested environmental damages, not quantified, caused to the lagoon of Venice by Porto Marghera’s plants, which were already object of two previous proceedings. Subordinately to the ascertainment of the illegitimacy of the requests, European Vinyls Corporation Italia presented an action for recourse against EniChem and Ambiente.

On January 16, 2003 the Court of Siracusa issued personal precautionary requests against some employees of EniChem SpA and Polimeri Europa SpA. They are accused of illicit mismanagement relating to the production, disposal and treatment of liquid and solid waste materials and obtaining illicit income. Polimeri Europa and EniChem, as injured party, named their defense attorney. The proceeding is still in the preliminary investigation.

On April 14, 2003 the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, started an action against EniChem SpA related to environmental damages for euro 129 million and to financial and non-financial damages for euro 250 million (plus interest and compensation) caused by Pertusola Sud SpA (now merged in EniChem) in the area of Crotone. On June 6, 2003 Syndial SpA appeared before the court and requested the rejection of the damages and, as counterclaim, the payment of the total costs for the reclaims started before. Recently, the Province of Crotone took part in the agreement cause to the questions of the Extraordinary Commissioner, giving a personal request of environmental damages for euro 300 million.

In March 2004, Sitindustrie SpA, that has purchased the Paderno Dugnano’s plant from Enirisorse (now merged in Syndial SpA) in 1996, summoned Syndial SpA before Administrative Court of Milano, requesting to define the responsibility of Syndial SpA in the pollution of soils and to condemn it to pay necessary environmental damages of reclaiming action.

In May 2003 the Minister of Environment summoned Syndial SpA and 11 of its employees and managers before the Court of Turin and requested an environmental damages for euro 2,396 million in relation to DDT pollution in the lake Maggiore caused by Pieve Vergonte’s plant.

Antitrust, EU Proceedings, and actions of the Authority for Electricity and Gas

Eni SpA

In March 1999, the Antitrust Authority concluded its investigation started in 1997 and: (i) verified that Snam (merged in Eni in 2002) abused its dominant position in the market for the transportation and distribution of natural gas; (ii) fined Snam euro 2 million; (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/CE, this Court granted the suspension of the decision. The Antitrust Authority did not appeal this decision. The definition of this dispute is still pending.

With a decision presented on June 5, 2001, the Italian Antitrust Authority started an inquiry against AgipPetroli SpA, Atriplex SpA (now AgipFuel SpA) and other companies for alleged limitations to competition within the tenders offered by public transportation companies in the urban areas of Naples, Turin and Milan for the supply of gasoline for automotive use in the period 1996-2000. This proceeding intended to ascertain if the alleged agreements could be an indication of a more general arrangement among companies for dividing between them the mentioned fuel supplies. On March 4, 2003

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the Authority’s decision was notified. It has verified violations for all companies involved and has fined AgipPetroli and Atriplex euro 118,000. In May 2003, Eni appealed against the decision before the Regional Administrative Court of Lazio; this proceeding is still pending.

On February 5, 2003, Eni filed a claim with the Regional Administrative Court of Lazio in Rome requesting the annulment of the measures taken by the Antitrust Authority, on November 21, 2002, concerning Eni’s alleged violation of competition rules. The Authority judged that Eni had violated access rules by giving priority access to Italian purchasers with which Eni had entered supply contracts with volumes supplied at entry points into the Italian network. The Antitrust Authority considers that these contracts infringe the rationale of article 19 of Legislative Decree No. 164/2000 which defines the limits for volumes to be input by single operators into the national network. Given this infringing behaviour and the lack of clarity of Italian regulations and Eni’s availability to increase the transmission capacity of gaslines outside Italy, the Antitrust Authority imposed on Eni a symbolic fine amounting to euro 1,000 and requested Eni to submit “a report indicating measures to be taken to eliminate infringing behaviours with specific attention to the upgrading of the transmission network or equivalent actions”. On February 19, 2004, Eni filed this report in which the company ensures to be committed to incite more competition in the national gas market, particularly the development of imported gas pipeline TAG (Austria) and TTPC (Tunisia), where there would not be realized GNL terminals in Italy by third parties. With a decision of March 18, 2004, notified on March 26, 2004, having considered that the measures suggested by Eni are not adequate to remove the default recognized in its decision of November 21, 2002, the Authority for Electricity and Gas started a procedure against Eni for default of compliance with article 15, line 2 of Law 287/1990. Within 30 days from the notification Eni will present its defence. The procedure will be closed within 90 days from the notification.

Polimeri Europa SpA

On December 12 and 13, 2002, UE officers submitted to inspection Polimeri Europa SpA with the aim of acquiring documents about the EPDM business of the Styrene and Elastomers division in relation to alleged agreements of limitations to competition between producers and suppliers of EPDM. On December 12, 2002, two other legal actions were notified in the United States: with the first one, the Antitrust Jury of California summoned the deputy chairman and sales manager of Polimeri Europa Americas Inc, in relation to the alleged agreements of limitation to competition in EPD segment; with the second some documents related to investigations about the limitations of the competition were requested from Polimeri Europa Americas Inc. In USA antitrust preliminary investigation started on business CR and NBR of the division Stirenici and Elastomeri and Polimeri Europa Americas Inc and Polimeri Europa SpA were summonsed as plaintiffs for damages (class action) of NBR. The European Union started an investigation regarding NBR, EPR, s-SBR and BR products.

Stoccaggi Gas Italia SpA

With decision No. 26 of February 2002, the Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the period, starting on April 1, 2002 until March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stogit filed its proposal of tariff for modulation, mineral and strategic storage for the first regulated period. With decision No. 49 of March 26, 2002, the Authority repealed Stogit’s proposal and defined tariff for the first regulated period. Stogit filed an appeal against both Authority decisions with the Regional Administrative Court of Lombardia requesting their cancellation that, with a decision dated September 2003, rejected the appeal presented by Stogit. Stogit applied the tariff determined by the Authority and in the financial statement of 2002, the company alligned prudently the net capital expenditure to the current tax rules.

Other commitments and risks not included in the balance sheet

Commitments regarding long term natural gas supply contracts stipulated by Eni, which contain take or pay clauses, are included in “Operating Review-Gas & Power” in the Report of the Directors in the Consolidated Financial Statement, which is considered an integral part of these Notes. Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its consolidated financial statements.

Environmental Regulations

Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the

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ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although management, considering the actions already taken with the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni’s consolidated financial statements as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated financial statements due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment; (iii) the possible effect of future environmental legislation and rules, like the decree of the Ministry of Environment published in January 8, 2004, that regards the fixing of new quality standards for aquatic environment and dangerous substances. The decree modifies completely the actual set of rules, because of the imposition of qualitative levels, that can be reached only through considerable investments; (iv) the effect of possible technological changes relating to future remediation; (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

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NOTES TO THE CONSOLIDATED
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24 Segment information

Segment information is presented in accordance with the revised IAS 14. Intersegment sales are conducted on an arm’s length basis.

Information by industry segment

Segment information relating to the 2002 were reclassified on the basis of the new division of activities. In particular, “Other activities” included the information of Syndial SpA and its subsidiaries, previously included in the “Petrochemicals” segment. The information relating to the new segment “Corporate and financial companies” was re-classified from “Other activities”. Relating to the 2001, only the information relating to the new segment “Corporate and financial companies” was reclassified because Syndial SpA conferred its Strategic Chemicals business to Polimeri Europa SpA with effect from January 1, 2002.

					Oilfield Services
	Exploration		Refining		Construction		Corporate and
(million €)	& Production	Gas & Power	& Marketing	Petrochemicals	and Engineering	Other activities	financial companies	Total
2001
Net sales from operations (a)	13,960	16,098	22,083	4,761	3,114	476	245
Less: intersegment sales	(8,430)	(668)	(1,202)	(471)	(509)	(387)	(145)
Net sales to customers	5,530	15,430	20,881	4,290	2,605	89	100	48,925
Operating income	5,984	3,672	985	(332)	255	22	(190)	10,396
Identifiable assets (b)	24,261	12,860	7,420	2,488	3,136	174	615	50,954
Unallocated assets								11,782
Identifiable liabilities (c)	5,098	3,037	3,345	1,312	1,927	323	822	15,864
Unallocated liabilities								17,683
Capital expenditures	4,276	1,065	496	361	304	24	51	6,577
Depreciation, amortization and writedowns	(3,251)	(503)	(517)	(251)	(203)	(16)	(30)	(4,771)
Interest income	75	32	37	23	10		316	493
Interest expense	(272)	(74)	(33)	(6)	(17)		(409)	(811)
2002
Net sales from operations (a)	12,877	15,297	21,546	4,516	4,546	705	457
Less: intersegment sales	(8,795)	(623)	(1,037)	(746)	(479)	(5)	(337)
Net sales to customers	4,082	14,674	20,509	3,770	4,067	700	120	47,922
Operating income	5,175	3,244	320	(126)	298	(199)	(210)	8,502
Identifiable assets (b)	23,686	12,482	7,634	2,821	5,026	909	319	52,877
Unallocated assets								12,931
Identifiable liabilities (c)	4,764	2,969	2,861	631	2,741	2,264	844	17,074
Unallocated liabilities								20,383
Capital expenditures	5,615	1,313	545	145	232	121	77	8,048
Depreciation, amortization and writedowns	(3,884)	(512)	(494)	(231)	(267)	(56)	(60)	(5,504)
Interest income	59	14	64	2	7	38	138	322
Interest expense	(185)	(37)	(26)	(11)	(10)	(3)	(296)	(568)
2003
Net sales from operations (a)	12,746	16,067	22,148	4,487	6,306	1,302	638
Less: intersegment sales	(8,468)	(450)	(621)	(438)	(897)	(853)	(480)
Net sales to customers	4,278	15,617	21,527	4,049	5,409	449	158	51,487
Operating income	5,746	3,627	583	(176)	311	(279)	(295)	9,517
Identifiable assets (b)	23,433	15,824	8,025	2,523	5,361	864	606	56,636
Unallocated assets								10,700
Identifiable liabilities (c)	4,629	3,007	2,835	612	3,463	2,183	940	17,669
Unallocated liabilities								21,349
Capital expenditures	5,682	1,760	730	141	277	71	141	8,802
Depreciation, amortization and writedowns	(3,360)	(567)	(494)	(248)	(271)	(110)	(101)	(5,151)
Interest income	37	7	18	1	21	3	110	197
Interest expense	(141)	(20)	(16)	(7)	(14)	(2)	(374)	(574)

(a) Before elimination of intersegment sales.

(b) Includes assets directly related to the generation of operating income.

(c) Includes liabilities directly related to the generation of operating income.

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NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Geographic financial information

Assets and Investments by geographic area of origin

			Rest of				Other
(million €)	Italy	Other EU	Europe	Africa	Americas	Asia	areas	Total
2001
Identifiable assets (a)	23,513	7,546	2,721	8,653	4,552	3,958	11	50,954
Investments in fixed and intangible assets	2,407	595	249	1,405	923	923	75	6,577
2002
Identifiable assets (a)	24,524	6,806	3,863	9,122	3,432	4,385	745	52,877
Investments in fixed and intangible assets	2,396	546	305	2,497	721	1,333	250	8,048
2003
Identifiable assets (a)	27,355	6,690	4,005	10,509	2,921	4,801	355	56,636
Investments in fixed and intangible assets	2,708	1,035	334	3,026	369	795	535	8,802

(a) Includes assets directly related to the generation of operating income.

Sales from operations by geographic area of destination

(million €)	2001	2002	2003
Italy	27,244	23,797	25,491
Other European Union	8,226	8,450	9,995
Rest of Europe	3,136	4,712	4,093
Africa	2,180	2,478	5,854
Americas	6,169	5,317	2,778
Asia	1,949	3,154	3,245
Other areas	21	14	31
	48,925	47,922	51,487

25 Fair value of financial instruments

In the normal course of its business, Eni utilizes various types of financial instruments. These instruments include recorded assets and liabilities, as well as items that principally involve off-balance sheet risk. Information about the fair value of Eni’s financial instruments is presented below.

-	Marketable securities: the fair values of marketable securities are based upon market value.

-	Non-current investments carried at cost: such investments are not publicly traded and do not have quoted market prices. An estimate of fair value has not been made because the amount of the investment is not significant and the estimation of fair value would require incurring excessive costs.

-	Current investments: such investments are publicly traded and their fair value is represented by their market price.

-	Non-current receivables: the fair values of non-current receivables are estimated based on the discounted value of future cash flows expected to be paid, considering rates of interest which Eni could earn on similar credit. The differences between the carrying and market values of non-current receivables at December 31, 2001 and 2002, excluding tax credits with Italian tax authorities, were not significant. In relation to tax credits, the interest rate (2.5% on a six-month basis) is aligned with the average market rate trend.

-	Current receivables: the carrying values of current receivables approximate their fair value considering the short period that incurs between the concession and their expiration date.

-	Bonds payable, current portion of long-term debt and long-term debt: the fair values of bonds payable and long-term debt, including current maturities, are based on discounted cash flow analyses.

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NOTES TO THE CONSOLIDATED
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-	Short-term debt: the carrying value of short-term debt approximates fair value because of the short period of time between the origination and maturity of the borrowings.

-	Non-current payables: the fair values of non-current payables are estimated based on the discounted value of future cash flows. The differences between the carrying and market values of non-current payables at December 31, 2002 and 2003 were not significant.

	Dec. 31, 2002		Dec. 31, 2003
	Carrying	Fair	Carrying	Fair
(million €)	Value	Value	Value	Value
Marketable securities and current investments	1,519	1,538	1,300	1,317
Bonds and long-term debt, including current maturities (1)	7,530	8,002	8,826	9,099

(1)	The carrying value is increased by the fair value of fixed interest rate financial debt acquired, recorded in accrued expenses and deferred income, and decreased by implicit interest recorded in accrued income and prepaid expenses.

-	Derivative financial instruments: the fair value of derivatives generally reflects the estimated amounts that Eni would pay or receive to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes or appropriate pricing models have been used to estimate the fair value for Eni’s derivatives. The carrying value, compared with the fair value, represents the amount of interest rate and exchange rate differentials recognized but not yet paid at year-end. For foreign exchange derivatives related to monetary assets and liabilities, the carrying value also represents the adjustment using current exchange rates at year-end. The difference between carrying value and fair value is therefore not significant.

	Dec. 31, 2002		Dec. 31, 2003
	Carrying	Fair	Carrying	Fair
(million €)	Value	Value	Value	Value
Interest rate derivatives:
- assets	12	101	22	72
- liabilities	(18)	(129)	(17)	(117)
Foreign exchange derivatives:
- assets	333	244	175	250
- liabilities	(298)	(74)	(104)	(72)

26 Transactions with related parties

According to rules issued by Consob, the Italian Stock Exchange Commission on February 20, 1997 No. 97001574 and subsequent amendments, the following is a description of transactions with related parties.

In the ordinary course of its business Eni enters into transactions concerning the exchange of goods, provision of services and financing with affiliated companies and non-consolidated subsidiaries as well as with entities owned or controlled by the Government. All such transactions are conducted in the interest of Eni companies.

Relevant transactions effected with entities controlled by the Italian government are only those with Enel, the Italian National Electric Company.

The following is a description of trade and financing transactions with related parties.

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ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
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Trade and other transactions

(million €)

	Dec. 31, 2003				2003
					Costs		Revenues
Name	Receivables	Payables	Guarantees	Commitments	Goods	Services	Goods	Services
Affiliated companies
Agip Oil Co Ltd	19	47				61		1
Albacom SpA	11	31			3	33	1	8
Azienda Energia e Servizi SpA	3	30				74		2
Bayernoil Raffineriegesellschaft mbH		36			2	713	1
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	9					41	96
Blue Stream Pipeline Co BV	51					63		43
Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH & Co Kg	13					67	135
Erg Raffinerie Mediterranee Srl	14	28		100	567	92	210
Gruppo Distribuzione Petroli Srl	14						73
Karachaganak Petroleum Operating BV	46	50				53		183
Petrobel Belayim Petroleum Co		78				138
Promgas SpA	21	22			230		250
Raffineria di Milazzo ScpA	3	3				161	58
Serfactoring SpA		128
Supermetanol CA		12			59	9
Superoctanos CA	2	20			142	11
Trans Austria Gasleitung GmbH		5				171
Trans Europa Naturgas Pipeline GmbH	3	10				38
Transitgas AG		6				55
Unión Fenosa Gas SA			104
Other (*)	36	44	117		15	66	63	18
	245	550	221	100	1,018	1,846	887	255
Non consolidated subsidiaries
Eni BTC Ltd			120
Eni Gas BV	91	191	160			2
Transmediterranean Pipeline Co Ltd						104
Other (*)	37	48	22		4	43	8	30
	128	239	302		4	149	8	30
	373	789	523	100	1,022	1,995	895	285
Entities owned or controlled by the Government
Gruppo Enel	261	2				31	1,465	341
	634	791	523	100	1,022	2,026	2,360	626

(*) Each individual amount included herein does not exceed euro 50 million.

Engineering, construction and maintenance services were acquired from the Cosmi Holding Group, related to Eni through a member of the Board of Directors, for a total of approximately euro 18 million and 29 million in 2002 and 2003, respectively.

Most significant transactions concern:

-	Acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and services for the construction of a pipeline between Turkey and the Russian Federation.

-	Acquisition of natural gas transport services outside Italy from Transmediterranean Pipeline Co Ltd; transactions are regulated on the basis of tariffs, which permit the recovery of operating expenses and capital employed.

-	Sale of natural gas outside Italy with Promgas SpA.

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-	Acquisition of natural gas transport services outside Italy from Trans Austria Gasleitung GmbH, Transitgas AG and Trans Europa Naturgas Pipeline GmbH, transactions are regulated on the basis of tariffs, which permit the recovery of operating expenses and employed capital.

-	Specialized services in upstream activities to Petrobel Belayim Petroleum Co, Karachaganak Petroleum Operating BV, Eni Oil Co Ltd and Eni Gas BV; services are invoiced on the basis of incurred costs; exclusively with Karachaganak Petroleum Operating BV, the providing of services by Eni’s construction and drilling activity, and with Eni Gas BV, the unsecured guarantees in relation to the construction of a hydrocarbon treatment plant in Libya and receivables and payables for investment activities.

-	Acquisition of refining services from Raffineria di Milazzo ScpA and Erg Raffinerie Mediterranee Srl on the basis of incurred costs for Raffineria di Milazzo ScpA, and general conditions applied to third parties for Erg Raffinerie Mediterranee Srl.

-	Sale of petrochemical products, supply of crude oil refining activities and fuel additive purchase from Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH Co Kg, Bernhard Rosa Inh. Ingeborg Plochinger GmbH, Gruppo Distribuzione Petroli Srl, Bayernoil Raffineriegesellschaft GmbH and Superoctanos CA.

-	Communication services, data transmission and concessions of optical fibres with Albacom SpA.

-	Transportation and distribution activities with Azienda Energia e Servizi SpA.

-	Guarantees given in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd.

-	Factoring activities with Serfactoring SpA.

-	Performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations.

Transactions with Enel concern the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

Financing transactions

(million €)

	Dec. 31, 2003			2003
Name	Receivables	Payables	Guarantees	Charges	Gains
Affiliated companies
Albacom SpA	54		88	13
Blue Stream Pipeline Co BV		4	725		26
EnBW - Eni Verwaltungsgesellschaft mbH			275		4
Raffineria di Milazzo ScpA			113
Serfactoring SpA	50				1
Trans Austria Gasleitung GmbH	399				14
Other (*)	50	65	104	3	6
	553	69	1,305	16	51
Non consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	241				11
Other (*)	90	65	7	18	2
	331	65	7	18	13
	884	134	1,312	34	64

(*) Each individual amount included herein does not exceed euro 50 million.

Financing transactions

Most significant transactions concern:

-	the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd;

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ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

-	bank debt guarantees to Blue Stream Pipeline Co BV, EnBW - Eni Verwaltungsgesellschaft mbH and Raffineria di Milazzo ScpA;

-	lendings and guarantees to Albacom SpA and Serfactoring SpA.

During the year, business has been conferred by/to unconsolidated subsidiaries and affiliates for non significant amounts.

27 Summary of significant differences between Italian accounting principles and U.S. GAAP

Eni’s financial statements have been prepared in accordance with Italian GAAP, which differs in certain respects from U.S. GAAP. A description of the significant differences and their effects on net income and shareholders’ equity is set forth in the following notes. Those differences described below that are not included in the reconciliations of net income or shareholders’ equity (see Note 28), either had no effect, or their effect was not significant. See also Note 2, Summary of significant accounting and reporting policies for additional information on the accounting principles that Eni follows.

A) Consolidation policy

Eni’s consolidation policy is described under “Principles of consolidation” of the Notes to the Consolidated Financial Statements. In particular, under Italian GAAP, the consolidated financial statements include also companies in which Eni holds less than 50% of the voting rights, but over which it exercises control in shareholders’ meetings.

Under U.S. GAAP, investments of less than 50% are accounted for by applying the equity method. Saipem SpA (43.0%), and its subsidiaries which are controlled by Eni without holding the majority of voting rights, have been consolidated under the equity method for U.S. GAAP purposes.

In addition, U.S GAAP also requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (“VIE”) to consolidate the entity. A VIE is an entity that meets any of the following criteria: (i) it has a total equity investment at risk that is not sufficient to finance its activities without additional subordinated financial support from other parties; (ii) the equity owners do not have the ability to make significant decisions about the entity’s activities through voting or similar rights; (iii) the equity owners do not have an obligation to absorb the entity’s expected losses, or (iv)the equity owners do not have the right to receive the entity’s expected residual returns. This difference in consolidation policies, as it was applied to entities created by Eni after January 31, 2003, did not result in any differences between U.S. GAAP and Italian GAAP.

B) Exploration & Production activities

Exploration

Under Italian GAAP, exploration costs, including successful exploratory wells, are recorded as intangible assets and are amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes). Costs for the acquisition of exploration permits are capitalized and amortized over the expected period of benefit.

Under U.S. GAAP, costs relating to exploratory wells are initially capitalized as “incomplete wells and other” until it is determined if commercial quantities of reserves have been discovered (“successful efforts method”). That determination is made after completion of drilling the well, and the capitalized costs are either charged to expense or reclassified as part of Eni’s proved mineral interests. Costs of exploratory wells that have found commercially producible quantities of reserves that cannot be classified as proved remain capitalized if such wells have found sufficient quantities of reserves to justify their completion, and the Company has either firm plans to drill additional wells necessary to determine the existence of proved reserves or is awaiting regulatory approvals. Otherwise, exploratory well costs are generally expensed upon the earlier of determining that proved reserves have been not found, or within one year of completing drilling. Capitalized well costs related to proved properties are amortized over proved developed reserves on the basis of units of production. Other exploration costs, including geological and geophysical, are expensed when incurred.

Development

Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil and gas. Costs to operate and maintain wells and field equipment are expensed as incurred.

Under Italian GAAP, costs of unsuccessful development wells are expensed immediately. Costs of successful development wells are capitalized and amortized on the basis of units of production.

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ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
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Under U.S. GAAP, costs of productive wells and development dry holes, both tangible and intangible, are capitalized and amortized on the unit-of-production method.

C) Valuation of assets and subsequent revaluation

Both Italian and U.S. GAAP require that assets which are impaired be written down to their fair value. However, under Italian GAAP, in order to determine whether an impairment exists, the book value of an asset in question is compared to the sum of the discounted cash flows expected to be generated by such asset. If the sum of such discounted cash flows is less than the carrying value of the asset, an impairment exists.

Under U.S. GAAP, SFAS 144 requires the performance of the same analysis using undiscounted cash flows.

In addition, under Italian GAAP impairment charges are reversed when the situation giving rise to an impairment ceases to exist. Under U.S. GAAP reversals of impairment charges are not permitted.

D) Monetary revaluation of assets

Under Italian GAAP, certain assets have been revalued at various times in accordance with various Italian laws.

Under U.S. GAAP, such revaluations are not permitted.

The adjustments provided in Note 28 include the effect of the recomputation of depreciation expense and of gains/(losses) on a historical cost basis, as well as the elimination of these revaluations and the related accumulated depreciation.

E) Deferred tax assets and liabilities

Under Italian GAAP deferred taxes are recorded if recoverable with reasonable certainty. Taxes payable relating to certain potential distributions from shareholders’ equity or upon liquidation of a company are accrued only to the extent such distributions are planned. Any timing difference between purchase price and the tax bases of an asset acquired does not result in the recording of an adjustment to the carrying value of such asset.

Under U.S. GAAP, deferred tax assets are recorded if their recovery is more likely than not. The potential taxes on equity reserves are considered deferred tax liabilities and are accrued accordingly. Deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries as such earnings are expected to be permanently reinvested. In addition, under U.S. GAAP, in situations where the purchase price of assets is not equal to the tax bases, deferred taxes must be provided for such differences and recorded as part of the acquisition.

The adjustments included in the reconciliations to U.S. GAAP take into account the realizability of deferred tax assets, based on the more likely than not criteria rather than the certainty of their recovery, deferred taxes on undistributed earnings of subsidiaries and deferred taxes on acquired temporary differences. The adjustments also include the deferred tax effect of U.S. GAAP adjustments.

F) Depreciation of fixed assets

Under Italian GAAP, until 1999, in accordance with Italian practice, depreciation of natural gas pipelines, natural gas distribution networks and related plant and machinery, was accounted for by applying rates on a straight-line basis established by Italian tax authorities on the basis of technical studies conducted for homogeneous industries.

Under U.S. GAAP, depreciation expense is recognized based on the estimated economic useful lives of the assets.

The publication of Legislative Decree No. 164 of May 23, 2000, which imposed the separation of transmission and distribution activities from other natural gas activities and set the criteria for the determination of transport and distribution tariffs by the Authority for Electricity and Gas led companies operating in this segment to re-evaluate the useful lives of the assets. The useful lives calculated by Eni (40 years for pipelines and 50 for distribution networks) were confirmed by an independent appraisal and by the documents issued by the Authority for Electricity and Gas. Therefore, from 2000 assets related to transmission and distribution activities are amortized, both under Italian GAAP and U.S. GAAP, based on these new useful lives.

G) Intangible assets

Under Italian GAAP, goodwill is amortized on a straight-line basis in the utilization period, over a maximum period of twenty years. Other intangible assets are amortized systematically in relation to their residual useful life.

Under U.S. GAAP goodwill and intangible assets with an indefinite useful life are not amortized; these assets are subject to a yearly evaluation in order to define the relevant impairment if needed.

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NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

U.S. GAAP requires companies to capitalize, separately from goodwill, all identifiable intangible assets acquired as part of a business combination and amortize such assets over their useful lives.

Under Italian GAAP, such intangible assets are not recorded separately from goodwill.

H) Capitalized interest expense

Under Italian GAAP, Eni capitalizes interest expense only if certain conditions are met in the self-construction of assets.

Under U.S. GAAP, interest is capitalized to the extent a company has fixed assets under construction during the reporting period and has outstanding interest bearing debt.

The adjustment to U.S. GAAP for “Capitalized interest” included represent the capitalization difference, based upon actual interest costs incurred during each period, as well as the subsequent depreciation effect of the additional capitalized interest under U.S. GAAP.

I) Derivatives

Under Italian GAAP, derivative contracts are evaluated differently if they are used as hedging or as speculative instruments. Eni values derivatives that are used for hedging purposes, but that are not designated against specific transactions, according to the nature of the hedged assets. In particular, interest differences on derivatives hedging interest rates and premiums and discounts on exchange rate risk hedging contracts are recorded in the income statement over the term of the contracts. The currency component of exchange rate risk hedging is recorded in the income statement in the year in which the hedge asset/liability is first recorded. Profits on derivative contracts on price risks are recorded in the income statement as offsetting the depreciation of the hedged asset. Losses are recorded when incurred. Derivative contracts used as speculative instruments are recorded at fair value and the related effects are recorded in the income statement.

Under U.S. GAAP, SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting for derivative instruments and hedging activities. In general SFAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Eni adopted SFAS 133 for U.S. reporting purposes on January 1, 2001. Eni uses derivative instruments to manage the risk of fluctuations in commodity prices, interest rates and foreign currency (see Note 23). SFAS 133 requires that derivative instruments that hedge the variability of expected cash flow, the fair value of an underlying, or currency other than euro related to a specific risk are designated as a cash flow hedge, fair value hedge, or foreign currency hedge, respectively. Changes in the fair value of derivative instruments designated and effective as fair value hedges are recognized through earnings and changes in the fair value of cash flow hedges are recognized through equity as a component of other comprehensive income.

For U.S. GAAP purposes, upon adoption of SFAS 133, the current U.S. GAAP hedging relationships for Eni’s existing derivative instruments were de-designated. The financial statement effect of this de-designation was not significant in 2001. Subsequent to adoption, movements in the fair value of derivative instruments have been recorded as adjustments to U.S. GAAP net income as reflected in Note 28.

J) Stock compensation

Under Italian GAAP, stock grant and option plans issued and offered to employees for no consideration beginning in 2003 by using treasury shares have been recorded as compensation expense and are recognized under pro rata temporis method during their vesting period. Also under Italian GAAP, costs related to stock grants are recorded within the equity accounts and treasury shares are recorded at cost.

U.S. GAAP provides alternative methods for the transition of the accounting for stock-based compensation from the intrinsic value method to the fair value method. Eni has applied the fair value method to grants made, modified or settled on or after January 1, 2003. The impact of Eni’s 2003 net income was not materially different than under previous accounting standards. See Note 2, Summary of significant accounting and reporting policies for additional information.

Prior to January 1, 2003, under Italian GAAP, stock grant and option plans offered to employees for no consideration were recorded within the equity accounts when the shares were issued. In particular, stock grants made for no cash consideration were recorded at nominal value as a debit against the specific equity reserve; shares issued after exercise of options were recorded as capital increase for the nominal value and as an increase in the special reserve for the difference between amounts paid for exercising the options and the nominal value of issued shares. No compensation expense was recorded.

Prior to January 1, 2003, under U.S. GAAP, stock grant and option plans offered to employees were recorded as compensation expense for the excess of the market value over the exercise price of the stock on the measurement date. Such compensation expense was recorded over the period of benefit.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Costs related to stock grant and option plans offered to employees for no consideration until December 31, 2002 have been included in the adjustment of net income and net equity under U.S. GAAP (see Note 28).

Eni does not give stock compensation in exchange of goods and services from non-employees.

K) Stock issuance costs

Under Italian GAAP, direct costs for issuances of equity are capitalized by Eni in the account “Intangible assets - organizational and financing costs” and amortized over their economic useful lives, not to exceed 5 years.

Under U.S. GAAP, costs associated with obtaining new capital by issuing common or preferred stock are considered as a reduction of the related proceeds and recorded as a net amount in equity.

L) Marketable securities

Under Italian GAAP, marketable securities are carried at the lower of purchase cost or market value.

Under U.S. GAAP, the accounting for investments in marketable securities uses a fair market value methodology. Eni’s marketable securities would be classified as available-for-sale with changes in market value recorded as comprehensive income which is a component of shareholders’ equity.

M) Costs related to site restoration and abandonment

Under Italian GAAP, costs related to site restoration and abandonment are evaluated annually on the basis of costs expected to be incurred for laws and regulations and contractual obligations.

Under Italian GAAP, Eni accrues its abandonment and restoration costs, estimated on an undiscounted basis, rateably over the productive lives of its assets using the units-of-production method.

Under US GAAP, SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligations (ARO) in the period when it is incurred (typically at the time the asset is installed at the productions location). When the liability is initially recorded, the capitalized costs of the related fixed assets will be increased by an equal corresponding amount. Over time, the liabilities are increased for the change in their present value each period, and the initial capitalized costs are depreciated over the useful lives of the related assets.

The recognized asset retirement obligations liability amounts are based upon future retirement cost estimates and incorporate many assumptions such as expected recoverable quantities of crude oil and natural gas, time to abandonment, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

No significant legal obligations to retire refining, transportation, marketing (downstream) and chemical long-lived assets were generally recognized, as indeterminate settlement dates for the asset retirements prevented estimation of the fair value of the associated asset retirement obligations. The company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation, either under U.S. GAAP or Italian GAAP.

N) Treasury shares

Under Italian GAAP, treasury shares, acquired as long-term investments, are recorded at cost adjusted for impairment. When the reasons for the impairment cease to exist, treasury shares are revalued. Treasury shares purchased in relation to group incentive plans are carried at the lower of purchase cost or fair value for stock grants and at the lower of purchase cost or strike price for stock options. Treasury shares purchased in relation to incentive plans to be issued are carried at the lower of purchase cost or market value.

Under U.S. GAAP, all treasury shares are recorded at cost. Such difference did not generate significant differences between U.S. GAAP and Italian GAAP.

O) Extraordinary income and expense

All items recorded by Eni as extraordinary under Italian GAAP in the periods presented herein would not qualify as extraordinary under U.S. GAAP. Such items have been reclassified to the appropriate income statement captions as determined by U.S. GAAP, certain of which have been included in the determination of operating income by segment. In addition, under U.S. GAAP, extraordinary items are presented net of tax.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

P) Sales of government bonds

Eni accounted for government bonds transferred primarily to employees at par value, with the repurchasing commitment at the same value, as sales of bonds, and recognized the related gains in current income. For U.S. GAAP purposes, the terms of these transactions would result in their treatment as financing transactions and consequently in a cash flow statement prepared under U.S.GAAP, these cash flows would be included in financing activities. Under this method, the bonds would remain as assets and the proceeds from the “sales” would be treated as financing obligations. Gains and losses from such sales are not significant.

Q) Reclassification of inventory

Compulsory stock relates primarily to the Italian operations. Under Italian law Eni is required to retain certain strategic quantities of natural gas and petroleum products (“compulsory stock”) in its storage facilities at all times. Eni values natural gas and petroleum products held as compulsory stock as inventories that are subject to lower of cost or market valuations annually.

Under U.S. GAAP, current assets, such as inventories, are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business, which for Eni is twelve months. As Eni’s compulsory stock is not expected to be sold or consumed within the next twelve months, compulsory stock amounts are recorded, for U.S. GAAP purposes, in non-current assets under the caption Non-current Inventories (Compulsory Stock).

R) Comprehensive Income

Under Italian GAAP, Comprehensive Income does not exist.

U.S. GAAP requires the reporting and display of comprehensive income and its components in accordance with Statement of Financial Standard No. 130, “Reporting Comprehensive Income” (“SFAS 130”). Components of other comprehensive income include variations in equity accounts not attributable to transactions already recorded in income or transaction with shareholders. The required information pursuant to SFAS 130 is presented in the reconciliation that follows. Deferred tax effects of exchange differences from the translation of functional currency financial statements have not been recorded as provided for by SFAS 109, which permits the exclusion of the calculation of taxes on equity reserves of foreign subsidiaries when the reserves are not expected to be released.

S) Earnings per share

Under Italian GAAP prior year earnings per share is recalculated each year to include in the weighted-average number of shares the number of shares issued through stock grants made in 2003.

Under U.S. GAAP prior year earnings per share is not adjusted for the exercise of stock grants in 2003.

This difference did not generate a significant difference between U.S. GAAP and Italian GAAP.

Stock grant and option plans approved by Eni in 2003 are recorded with equivalent criteria both under Italian GAAP and U.S. GAAP. For this reason there are no differences in the calculation of earnings per share between U.S. GAAP and Italian GAAP.

T) Guarantees

Under Italian GAAP guarantees are recorded in other memorandum accounts; when it is probable or certain that a guarantee will produce a liability, its estimated amount is accrued in a specific reserve as a component of equity.

U.S. GAAP requires a company to recognize a liability for the obligations it has undertaken in issuing a guarantee. This liability is to be recorded at the inception of a guarantee and would be measured at fair value.

This difference did not generate a significant difference between U.S. GAAP and Italian GAAP.

U) Liabilities for redundancies

Under Italian GAAP, expected liabilities for redundancy incentives are accrued in “Reserves for contingencies - Other” when a workforce reduction program is defined, the legislation is issued or, if necessary, agreements of negotiated contracts with trade unions are made and the liability can be reasonably estimated. Costs relating to closures of facilities are recorded when the liability is probable and it can be reasonably estimated.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Under U.S. GAAP, expected liabilities for involuntary redundancy incentives are expensed when the liability has been incurred and when it can be measured at fair value. The adjustment to U.S. GAAP represents redundancy costs recognized under Italian GAAP, which did not meet the U.S. GAAP criteria.

28 Reconciliations between net income and shareholders’ equity determined under Italian GAAP to U.S. GAAP

The following is a summary of the significant adjustments to net income for the years ended December 31, 2001, 2002 and 2003 and to shareholders’ equity as of December 31, 2002 and 2003 that would be required if U.S. GAAP had been applied instead of Italian GAAP in the consolidated financial statements.

Reconciliation of net income

(million €)	2001	2002	2003
Net income according to the financial statements prepared under Italian GAAP	7,751	4,593	5,585
Items increasing (decreasing) reported net income:
A. effect of the differences related to companies consolidated under Italian GAAP but carried at equity method under U.S. GAAP (a)	(69)	56	71
A. effect of the differences related to companies carried on the equity method		106	107
B. successful-efforts accounting	265	222	23
C. asset impairments and revaluations	17	71	74
D. elimination of depreciation related to monetary revaluation	33	37	3
D. elimination of gains on sales related to monetary revaluation	227
E. deferred income taxes	(499)	(16)	222
F. use of different depreciation rates	(115)	(67)	(180)
G. adjustment for the amortization of goodwill (b)		29	94
G. differences in fair value assigned to assets acquired in the purchase of a business			(6)
H. capitalized interest expense	(7)	(33)	2
I. derivative contracts	52	54	(100)
J. stock grants and options awarded to employees	(22)	(9)	(15)
K. stock issuance costs		6	9
M. effect relate to site restoration and abandonment liabilities			(53)
U. effect related to reserves for contingencies		60	56
- adjustments of gains on the sales of an interest in a consolidated subsidiary (c)	(1,385)
- effect of U.S. GAAP adjustments on minority interest (d)	69	183	159
Net adjustment	(1,434)	699	466
Net income in accordance with U.S. GAAP before cumulative effect of change in accounting principles			6,051
Effect of the initial application of SFAS 143 (e)			198
Net income in accordance with U.S. GAAP	6,317	5,292	6,249
Net income per share before cumulative effect of change in accounting principles (f)		1.60
Net income per share resulting from the cumulative effect of the initial application of SFAS 143 (f)			0.05
Net income per share including the cumulative effect of the initial application of SFAS 143 (f)	1.62	1.38	1.65
Net income per ADS (based on five shares per ADS) (f)	8.08	6.92	8.27

(a)	Adjustment includes the aggregate effect of all differences between Italian GAAP and U.S. GAAP related to company fully consolidated under Italian GAAP but accounted for under the equity method under U.S. GAAP; specifically this refers to Saipem SpA and its subsidiaries for the year 2003 and to Italgas SpA and Saipem SpA and their subsidiaries for the years 2002 and 2001.

(b)	Had SFAS 142 been adopted for 2001, its effects would have been to increase net income by euro 44 million and basic and diluted earnings per share by euro 0.01.

(c)	Adjustment made to determine the gain under U.S. GAAP on the sale of stock in Snam Rete Gas, due to the fact that Eni’s net equity in the subsidiary is different under U.S . GAAP and Italian GAAP, mainly owing to differences in depreciation rules of fixed assets as the depreciation rates applied under Italian GAAP were more accelerated than those applied under U.S. GAAP, as more fully described in Note 27 F. The carrying value of the sold portion of Eni’s investment in Snam Rete Gas (40.24%) under U.S. GAAP immediately prior to its sale was euro 1,134 million, thus resulting in a net gain on sale of euro 1,068 million on proceeds from sale of euro 2,202 million.

(d)	Adjustment to account for minority interest portion of differences B through U, which include 100% of differences between Italian GAAP and U.S. GAAP on less than wholly-owned subsidiaries.

(e)	Total effect for the years before January 1, 2003 net of income taxes for euro 207 million.

(f)	Amounts in euro.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Reconciliation of shareholders equity

(million €)	Dec. 31, 2002	Dec. 31, 2003
Shareholders’ equity according to the financial statements prepared under Italian GAAP	26,257	26,696
Items increasing (decreasing) reported shareholders’ equity: (a)
A. effect of the differences between Italian GAAP and U.S. GAAP related to companies carried at equity method under U.S. GAAP (b)	131	57
A. effect of the differences related to companies carried at equity method	106	213
B. successful-efforts accounting	2,543	2,253
C. assets impairments and revaluations	(44)	35
D. elimination of monetary revaluation	(43)	(80)
E. deferred income taxes	(3,347)	(3,203)
F. use of different depreciation rates	2,409	2,551
G. goodwill	29	121
G. assets associated to the acquisition of a company (portfolio of clients)		(6)
H. capitalized interest expense	648	667
I. derivative contracts	106	16
K. stock issuance costs	(20)	(20)
L. fair value of marketable securities	19	17
M. site restoration and abandonment liabilities (SFAS 143)		441
U. reserves for contingencies	60	116
- effect of U.S. GAAP adjustments on minority interest (c)	(1,118)	(970)
Net adjustment	1,479	2,208
Shareholders’ equity in accordance with U.S. GAAP	27,736	28,904

(a)	Items increasing (decreasing) reported shareholders’ equity of foreign companies are translated into euro at exchange rate prevailing the end of each period.

(b)	Adjustment includes the aggregate effect of all differences between Italian GAAP and U.S. GAAP related to companies fully consolidated under Italian GAAP but accounted for under the equity method under U.S. GAAP; specifically this refers to Saipem SpA and its subsidiaries for the year 2003 and to Italgas SpA and Saipem SpA and their subsidiaries companies for the years 2002 and 2001.

(c)	Adjustment to account for minority interest portion of differences B through U, which include 100% of differences between Italian GAAP and U.S. GAAP on less than wholly-owned subsidiaries.

Shareholders’ equity under U.S. GAAP includes other comprehensive income, in negative, of euro 744 million and euro 2,736 million as of December 31, 2002 and 2003, respectively. Such other comprehensive income primarily relates to exchange rate differences resulting from the translation of financial statements of foreign companies (cumulative translation adjustment) and to the fair value of marketable securities gross of deferred income taxes. The decrease of the other comprehensive income of euro 1,992 million regards essentially exchange rate differences due to the translation of financial statements prepared in currency other than the euro (euro 1,990 million; of which euro 1,400 million related to companies whose functional currency is the US dollar).

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(million €)	Dec. 31, 2002	Dec. 31, 2003
ASSETS
Current assets
Cash	2,892	1,224
Marketable securities	1,390	1,462
Accounts receivable trade, financing and other	12,655	14,193
Inventories	2,376	2,266
Accrued interest and other	251	556
Total current assets	19,564	19,701
Non-current assets
Fixed assets, net	32,935	38,468
Non-current inventories (compulsory stock)	634	721
Receivables	2,863	1,602
Investments	3,900	4,015
Intangible assets	4,787	5,544
Other	1,439	1,901
Total non-current assets	46,558	52,251
TOTAL ASSETS	66,122	71,952
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	8,216	7,470
Current portion of long-term debt	935	672
Trade accounts payable	4,720	5,146
Advances	947	798
Taxes payable	1,272	2,661
Accrued expenses and other	3,069	3,971
Total current liabilities	19,159	20,718
Non-current liabilities
Long-term debt	6,169	8,002
Reserve for employee termination indemnities	395	524
Reserves for contingencies	5,268	5,444
Deferred and other non-current income tax liabilities	5,441	5,939
Accrued expenses and other	521	594
Total non-current liabilities	17,794	20,503
TOTAL LIABILITIES	36,953	41,221
Minority interests	1,433	1,827
Shareholders’ equity
Capital stock 4,002,922,176 fully paid shares nominal value 1 euro each (4,001,814,026 fully paid shares at December 31, 2002)	4,002	4,003
Reserves	21,280	21,816
Treasury shares	(2,838)	(3,164)
Net income for the year	5,292	6,249
Total shareholders’ equity	27,736	28,904
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	66,122	71,952

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

The fixed assets as determined under U.S. GAAP would have been as follows:

(million €)	Dec. 31, 2002	Dec. 31, 2003
Fixed asset, gross:
- Exploration & Production	37,432	38,954
- Gas & Power	11,825	19,485
- Refining & Marketing	8,374	9,161
- Petrochemicals	3,726	3,780
- Oilfield Services Construction and Engineering	100	108
- Other activities	1,706	1,567
- Corporate and financial companies	128	146
	63,291	73,201
Less accumulated depreciation, amortization and writedowns:
- Exploration & Production	17,044	17,737
- Gas & Power	4,184	7,121
- Refining & Marketing	4,654	5,270
- Petrochemicals	2,445	2,522
- Oilfield Services Construction and Engineering	61	64
- Other activities	1,285	1,242
- Corporate and financial companies	49	56
	29,722	34,012
Fixed assets, net:
- Exploration & Production	20,388	21,217
- Gas & Power	7,641	12,364
- Refining & Marketing	3,720	3,891
- Petrochemicals	1,281	1,258
- Oilfield Services Construction and Engineering	39	44
- Other activities	421	325
- Corporate and financial companies	79	90
	33,569	39,189

Fixed assets by segment relating to 2002 were reclassified on the basis of the new division of activities. In particular, “Other activities” included the information of Syndial SpA and its subsidiaries, previously included in the “Petrochemicals” segment. The information relating to the new segment “Corporate and financial companies” was re-classified from “Other activities”.

With regard to the statements of income, operating income (loss) by industry segment and income before income taxes, as determined under U.S. GAAP, would have been as follows:

(million €)	2001	2002	2003
Operating income (loss) by industry segment
Exploration & Production	6,208	5,494	5,661
Gas & Power	3,037	2,666	3,541
Refining & Marketing	872	303	635
Petrochemicals	(1,069)	(141)	(97)
Oilfield Services Construction and Engineering	(10)	(14)	2
Other activities	17	(233)	(178)
Corporate and financial companies	(202)	(214)	(315)
	8,853	7,861	9,249
Income before income taxes and the initial application of SFAS 143	10,330	8,350	9,286
Effect of the initial application of SFAS 143			405
Net income before income taxes			9,691

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Operating income (loss) by segment relating to the 2002 was reclassified on the basis of the new division of activities. In particular, “Other activities” included the information of Syndial SpA and its subsidiaries, previously included in the “Petrochemicals” segment. The information relating to the new segment “Corporate and financial companies” was re-classified from “Other activities”. For 2001, only the information relating to the new segment “Corporate and financial companies” was reclassified as Syndial SpA transferred its Strategic Chemicals business to Polimeri Europa SpA as of January 1, 2002.

29 Additional financial statement disclosures required by U.S. GAAP and the SEC

Stock compensation

With the aim of improving motivation and loyalty of its managers, Eni approved plans for the grant of Eni shares and stock options to Eni managers. Until December 31, 2002, Eni adopted APB 25 and related interpretations in accounting for shares and options issued to employees in its reconciliation to U.S. GAAP. The disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) and a description of Eni’s stock grant and stock option plans are included below. The relevant costs are recorded in income for U.S. GAAP purposes (Note No. 26). Costs of plans for 2003 have been determined according to Italian GAAP with criteria similar to those of SFAS 123.

Stock grant

With the aim of improving motivation and loyalty of Eni managers through the linking of compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating it towards the creation of shareholders’ value, increasing at the same time their contribution to the management of the Company, starting in 2000 Eni created stock grant plans offering shares for no consideration to those managers of Eni SpA and its subsidiaries as defined in art. 2359 of the Civil Code2 who have achieved corporate and individual objectives. Shares vest within 45 days after the end of the third year from the date of the offer or, if earlier, within 45 days after: (i) the agreed termination of employment; (ii) loss of control by Eni of the company of which the assignee is employee; (iii) sale to a company not controlled by Eni of the company of which the assignee is employee; (iv) death of the assignee. Stock rights may not be transferred by the assignee to other persons or entities, and their assignment is firm and irrevocable while they automatically expire in case the assignee decides to terminate employment at Eni within three years from the date the share rights were granted.

In application of the 2000-2001 Incentive Plan, Eni’s Shareholders’ Meeting of June 6, 2000 delegated to the Board of Directors, in accordance with art. 2443 of the Civil Code, the power to increase capital stock up to a maximum of euro 3.5 million (or about 0.0875% of current capital stock) by issuing 3.5 million shares, nominal value euro 1 per share for no consideration before July 31, 2001 by withdrawing from the “Reserve for the issue of shares in accordance with art. 2349 of the Civil Code”. On June 21, 2000 and June 7, 2001 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 2 and 1.5 million ordinary shares respectively, to be offered for no consideration to those managers that achieved preset individual and corporate targets in 1999 and 2000.

In application of the 2002 Incentive Plan, Eni’s Shareholders’ Meeting of May 30, 2002 delegated to the Board of Directors, in accordance with art. 2443 of the Civil Code, the power to increase the capital stock up to a maximum of euro 1.5 million for no consideration (or about 0.0375% of current capital stock) before December 31, 2002 by issuing up to 1.5 million ordinary shares nominal value euro 1 per share, by withdrawing from the “Reserve for the issue of shares in accordance with art. 2349 of the Civil Code”. On July 2, 2002 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 1.5 million ordinary shares to be offered for no consideration to those managers that achieved preset individual and corporate targets in 2001.

Eni’s Shareholders’ Meeting of May 30, 2003 authorized the Board of Directors to dispose of a maximum of 6.5 million own shares (corresponding to about 0.162% of Eni’s share capital) to assign for no consideration in the 2003-2005 three year period to managers of the Group who have achieved corporate preset targets and conferred to the Board of Directors the power to prepare the annual assignment plans. On June 19, 2003 the Board of Directors approved the Stock Grant Plan for 2003 that entails the assignment for no consideration of up to 1.5 million own shares (corresponding to about 0.0375% of Eni’s share capital) to assignment those managers of the Group who have achieved in 2002 the individual preset targets.

(2)	Does not include listed subsidiaries, which have their own stock grant plans.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Eni granted 4,317,500 shares of stock (equal to 0.108% of current capital stock) subdivided as follows: (i) in 2000 a total of 1,428,550 shares (fair value of euro 10.38); (ii) in 2001 a total of 1,851,750 shares (fair value of euro 13.71); (iii) in 2002 a total of 1,037,200 shares (fair value of euro 15.96); (iv) in 2003 a total of 1,206,000 shares (fair value 11.20).

Stock Option Plans

2000-2001

The 2000-2001 Stock Option Plan provided for the exercise of options for the underwriting of Eni shares to be issued by means of the capital stock increase approved by Eni’s Shareholders’ Meeting of August 2, 2000, provided that the arithmetic average of Eni share prices recorded in July 2002 is equal to or higher than euro 16.8. In light of Eni’s share price trend in July 2002, options offered for the subscription of 14,369,500 Eni shares to 180 Eni Group managers at the price of euro 12.992 (the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of the Board’s resolution of September 26, 2000 to increase capital) are no longer exercisable and consequently were cancelled.

2002

Eni’s Shareholders’ Meeting of May 30, 2002 delegated to the Board of Directors the power to increase the capital stock up to a maximum of 15 million shares (or about 0.375% of current capital stock) for Eni’s 2002-2004 Stock Option Plan to be sold at an exercise price corresponding to the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of their granting to those managers of Eni SpA and its subsidiaries, as defined in art. 2359 of the Civil Code, who are in the positions that most contribute to the Group’s performance and are of strategic interest for the Group (314 persons).

On July 2, 2002 the Board of Directors approved the Stock Option Plan for 2002 which provides for the grant of options for the purchase of a maximum of 5 million of Eni shares. Grantees are provided the option to purchase Eni shares at the above mentioned exercise price after three years from the option grant. In case of agreed termination of employment or retirement or death, the grantee maintains the right to exercise vested options within six months from termination of employment, whereas residual unvested options expire. The sole exception is Eni SpA’s Managing Director who maintains the right to exercise options assigned to him until July 31, 2010. In case of termination decided by the assignee or by the company within three years from grant, all options expire. Option rights not exercised before July 31, 2010 expire.

At December 31, 2002, a total of 3,518,500 options were granted for the purchase of 3,518,500 shares at the price of euro 15.216 per share.

2003

On June 19, 2003, exercising the power conferred upon it by the Shareholders’ Meeting of May 30, 2002, the Board of Directors approved: (i) the Stock Option Plan for 2003 which provides for the granting of a maximum of 6 million options for the purchase of own shares (corresponding to 0.1499% of Eni’s share capital) in a 1 to 1 ratio; (ii) the criteria for the selection of managers that are to participate in the Plan; (iii) regulations for the Plan, and delegated to the Managing Director the selection of the grantees on the basis of such criteria, before December 31, 2003. Options provide to grantees the right to purchase Eni shares after three years from granting at a price corresponding to the higher of the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the option granting and the average prices of own shares in portfolio the day before the option granting. In case of: (i) the agreed termination of employment; (ii) the loss of control on the part of Eni of the company where the grantee is employed; (iii) the sale of the company or business unit where the grantee is employed to a company not controlled by Eni; (iv) the death of grantee, the grantee, or his successors, maintain the right to exercise vested options within six months from the event.

At December 31, 2003, a total of 8,162,000 options were offered for the purchase of 8,162,000 shares nominal value euro 1. Options related to the 2002 plan for 3,459,000 shares are at the price euro 15.216 per share and to the 2003 plan for 4,703,000 shares are at the price of euro 13.743 per share.

The weighted-average remaining contractual life of options outstanding at December 31, 2002 and 2003 is 6.6 and 7.5 years, respectively. All stock options granted are considered fixed.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

The following is a summary of stock option activity for years 2001, 2002 and 2003:

	2001		2002		2003
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
(€)	of shares	price (a)	of shares	price (a)	of shares	price (a)
Options as of January 1	14,369,500	12.992	12,032,000	12.992	3,518,500	15,216
New options granted	—	—	3,518,500	15.216	4,703,000	13,743
Options exercised in the period	—	—	—	—	—	—
Options cancelled in the period	(2,337,500)	—	(12,032,000)	12.992	59,500	15,216
Options outstanding as of December 31	12,032,000	12.992	3,518,500	15.216	8,162,000	14,367
of which exercisable at December 31	—	—	42,000	15.216	73,000	14,802

(a)	Below quoted market price.

The fair value of stock options granted during the years ended December 31, 2000, 2002 and 2003 of euro 1.54, 5.39 and 1.50 respectively, were calculated applying the Black-Scholes method and using the following assumptions:

			2000	2002	2003
Risk-free interest rate	(	%)	5	3.5	3.16
Expected life	(year)		4.85	8	8
Expected volatility	(	%)	28	43	22
Expected dividends	(	%)	3	4.5	5.35

     The following is a summary of the effect of stock compensation, as required under SFAS 123:

(million € except per share data)	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003
Net income as reported	6,317	5,292	6,249
Pro-forma fair value expense, net of APB 25 expense of euro (7), 0 and 0 million in 2001, 2002 and 2003, respectively	(3)	(3)	(6)
Pro-forma net income	6,314	5,289	6,243
Pro-forma earnings per share	1.61	1.38	1.65

Comprehensive income

U.S. GAAP requires the reporting and display of comprehensive income and its components in accordance with Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”). Components of other comprehensive income include variations in equity accounts not attributable to transactions already recorded in income or transactions with shareholders. Deferred tax effects of exchange differences from the translation of functional currency financial statements have not been recorded as provided for by SFAS 109, which permits the exclusion of the calculation of taxes on equity reserves of foreign subsidiaries when the reserves are not expected to be released.

(million €)	2001	2002	2003
Net income in accordance with U.S. GAAP	6,317	5,292	6,249
Other comprehensive income (loss) for the period gross of income taxes
Fair value of marketable securities	27	19	(2)
Exchange differences from translation of financial statements denominated in currency other than euro	439	(2,001)	(2,093)
Exchange differences from translation in the period and other changes	12	(124)	173
	478	(2,106)	(1,922)
Net comprehensive income for the period according to U.S. GAAP	6,795	3,186	4,327

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Income taxes

The following information is presented according to Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”.

Domestic and foreign components of pre-tax income are as follows:

(million €)	2001	2002	2003
Domestic	6,614	4,592	5,364
Foreign	3,716	3,758	4,327
	10,330	8,350	9,691

     The provisions for income taxes are as follows:

(million €)	2001	2002	2003
Current	3,128	3,461	4,009
Deferred	742	(602)	(850)
	3,870	2,859	3,159

The reconciliation of the income tax provision calculated under Italian tax regulation by applying a 34% rate (Irpeg) to pre-tax income and 4.25% (Irap) to net value of production, to the provision for income taxes recorded on a U.S. GAAP basis in the consolidated statements of income is as follows:

(million €)	2001	2002	2003
Income before income tax in accordance with U.S. GAAP	10,330	8,350	9,691
Italian statutory tax rate (state and local)	41.1%	41.4%	39.5%
Expected income tax provision in accordance with U.S. GAAP at Italian statutory tax rate	4,242	3,453	3,825
Effect of items increasing (decreasing) the Italian statutory tax rate:
- taxation of foreign operations at rates different from Italian statutory tax rate	609	199	398
- taxes on distributable reserves	169	(75)	121
- devaluation/revaluation of deferred tax assets	15	(1)	(13)
- permanent differences	(394)	64	(95)
- effects of tax credits	(240)	(420)	(128)
- net tax effects due to the revaluation of assets (Financial Law 2004)			(417)
- net tax effects due to the applications of Law 448/2001			(497)
- net tax effects due to the applications of Law 342/2000	(375)
- other	(156)	(361)	(35)
	(372)	(594)	(666)
Income taxes in accordance with U.S. GAAP	3,870	2,859	3,159

Permanent differences represent mainly the gain recorded in the consolidated financial statements due to the public offering of 40.24% of the share capital of Snam Rete Gas SpA (euro 348 million).

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Net deferred tax liabilities

Net deferred tax liabilities under U.S. GAAP, represented by net deferred taxes recorded under “Reserve for taxes” (euro 5,782 million), less deferred tax assets recorded under “Other assets” (euro 1,785 million) amounted to euro 3,997 million (euro 4,060 million as of December 31, 2002).

The tax effects of significant temporary differences causing the tax liabilities are as follows:

(million €)	Dec. 31, 2002	Dec. 31, 2003
Deferred taxes liabilities:
- accelerated depreciations	3,710	4,021
- distributable reserves subject to taxes in case of distribution	2,236	2,437
- excess cost paid for the acquisition of consolidated investments	847	1,245
- successful-efforts accounting	626	451
- capitalization of interest expense	248	250
- reserves for uncollectible receivables	134	150
- release of excess contingency reserves	104	89
- gains taxable in the future	82	62
- other	503	292
	8,490	8,997
Deferred tax assets:
- accruals for doubtful accounts and contingencies	(1,837)	(1,858)
- revaluation of assets in accordance with Law 342/2000	(1,840)	(1,474)
- tax loss carryforwards	(1,502)	(1,350)
- investments revaluation in accordance with Law 292/1993 and the allocation of the merger difference arising from the merger of Agip SpA into Eni SpA	(843)	(818)
- losses of investments and subsidiaries in excess of currently allowable tax deductions	(559)	(644)
- revaluation of fixed assets with Law 448/2001		(628)
- writeoffs of assets deductable in the future	(337)	(326)
- future deductable amortization	(383)	(272)
- other	(452)	(773)
	(7,753)	(8,143)
Less:
- valuation allowance	3,323	3,143
	(4,430)	(5,000)
Net deferred tax liabilities	4,060	3,997

The valuation allowance relates to deferred tax assets of euro 3,143 million (euro 3,323 million at December 31, 2002) of consolidated companies whose expected future fiscal profits are not considered sufficient for the utilization of these assets.

Tax loss carryforwards

The difference in gross tax loss carryforwards between Italian GAAP and U.S. GAAP relates to the companies which are consolidated under Italian GAAP, but excluded from consolidation according to U.S. GAAP.

Acquisition of Italgas SpA

Eni’s acquisition of an additional interest in Italgas during 2003 was a significant element in Eni’s strategy of expanding in the gas segment. Such strategy is based on management’s expectation for the natural gas segment in Italy and Europe. In addition, is is correlated with the Italian regulation following Legislative Decree No. 164/2000 (see “Concentrations and certain significant estimates - Gas & Power”). Eni’s strategy in the natural gas segment expects: (i) an increasing focalization on production, supply and commercialisation activities with a progressive reduction in the regulated activities; (ii) the valorization of Italian sales by the optimization of the portfolio of clients relating to the maximum dimensional level of the Legislative Decree No. 164/2000; (iii) the development in the European markets with an interesting prospective for the possibility of increase and profit (Iberian Peninsula, Turkey and Germany) by taking advantage of the integrated knowledge owned by Eni in the natural gas activities.

In January 2003, Eni completed the acquisition of an additional 56.04% of Italgas SpA (Italgas) for cash consideration of euro 2,569 million. At December 31, 2002, Eni owned 43.86% of Italgas, which was consolidated on a line-by-line basis

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

under Italian GAAP, while it was accounted for under the equity method under U.S. GAAP. Italgas was fully consolidated for U.S. GAAP purposes in 2003 as a result of Eni’s acquisition of the additional interest.

Under U.S. GAAP the acquisition of Italgas has been accounted for in accordance with SFAS 141. The cost of the acquisition was allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values at the date of acquisition. Fair values were determined based on third party appraisals and management’s estimates.

U.S. GAAP goodwill in the amount of euro 989 million resulted from the purchase price allocation. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the Italgas SpA acquisition:

(million €)
Cash paid for stock purchased	2,569
Allocation of purchase price for assets acquired
Fixed assets	2,163
Goodwill	941
Portfolio of clients	112
Investments	293
Deferred tax	(562)
Other assets and liabilities	(378)
Total allocation of purchase price	2,569

Investments

At December 31, 2003, investments of euro 4,015 million include Saipem SpA, which is publicly listed on the Italian Stock Exchange. At December 31, 2002, investments of euro 3,900 million include shares of Italgas SpA and Saipem SpA, which are publicly listed on the Italian Stock Exchange.

The following information includes their fair value:

	Eni’s number		Share price	Market value
	of shares	Equity ratio (%)	(euro)	(million €)
December 31, 2002
Italgas SpA	153,236,124	43.97	12.96	1,986
Saipem SpA	189,423,307	43.00	6.35	1,203
				3,189
December 31, 2003
Saipem SpA	189,423,307	43.00	6.459	1,223

In 2003, Saipem SpA is included in the consolidation under Italian GAAP, while, under U.S. GAAP, it is valued under the equity method. In 2002 Italgas SpA and Saipem SpA were included in the consolidation under Italian GAAP, while, under U.S. GAAP, they were valued under the equity method.

Information about these investments, representing a 100% share of the companies, is as follows:

(million €)	Dec. 31, 2002	Dec. 31, 2003
Total assets	10,234	5,098
Total liabilities	6,886	3,584

(million €)	2001	2002	2003
Net sales from operations	5,533	6,385	4,217
Operating income	714	835	358
Net income	227	587	254

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Concentrations and certain significant estimates

The following information is presented according to Statement of Position 94-6 “Disclosures of Certain Significant Risks and Uncertainties”.

Nature of operations

Eni is an integrated energy company operating in the oil and gas, electricity generation, petrochemicals and oilfield services and engineering industries.

EXPLORATION & PRODUCTION: through Exploration & Production Division and subsidiaries, Eni engages in hydrocarbon exploration and production in Italy, North Africa (Algeria, Egypt, Libya and Tunisia), West Africa (Angola, Congo and Nigeria), the North Sea (Norway and the United Kingdom), Latin America (Venezuela and Ecuador), the former Soviet Union countries, mainly Kazakhstan, the United States (mainly in the Gulf of Mexico) and Asia (mainly Iran, Indonesia and Pakistan). In 2003 approximately 70% of oil production sold was supplied to Eni’s Refining & Marketing segment and approximately 40% of natural gas production sold was supplied to Eni’s Gas & Power segment.

Eni owns a storage system made up by a number of depleted fields used for the modulation of supply in accordance with seasonal swings in demand (natural gas is stored in the summer and used in the winter), as strategic reserve to ensure supply and to support domestic production through mineral storage. Storage assets are owned by Stoccaggi Gas Italia (Eni 100%), a company constituted in accordance with Law Decree No. 164 of May 23, 2000 that introduced laws for the liberalization of the Italian natural gas market.

GAS & POWER: Eni is engaged in the supply, transmission and sale of natural gas in Italy and outside Italy through its Gas & Power Division, which was constituted by the incorporation of Snam SpA into Eni SpA in 2002, and through certain subsidiaries. Approximately 80% of total purchases for primary distribution are purchased from foreign sources (primarily Algeria, Russia, The Netherlands and Norway) under long-term contracts, which contain take-or-pay provisions, and transported to Italy through a network of over 3,700 kilometers international pipelines of which Eni owns the transmission rights. The remaining purchases for primary distribution in Italy are obtained principally from domestic gas of Eni’s Exploration & Production segment. Through an approximately 30,000-kilometer long network (corresponding to 96% of the Italian domestic natural gas network), Eni supplies natural gas to residential and commercial users (civil market), industrial users and the thermoelectric segment. Snam Rete Gas (Eni 59.12%), that was constituted in accordance with Law Decree No.164/2000, owns the pipelines network used by Eni. Snam Rete Gas, a company listed on the Italian stock exchange, engages in natural gas transportation activities also for other operators of the segment. Through Italgas (Eni 100%), the largest retail gas distribution company in Italy, Eni engages in local gas distribution segment – retail supply and urban civil and commercial distribution. Eni also participates in local distribution outside Italy, in Argentina through Distribuidora de Gas Guyana, in Hungary through Tigaz and Tigaz 2 and in Slovenia through Adriaplin Doo.

Legislative Decree No. 164 of May 23, 2000 introduced laws for the liberalization of the Italian natural gas market with great impact on Eni’s activities, as the company is present in all the phases of the natural gas chain. The most important aspects of the decree are the following:

-	total free market after 2003;

-	until December 31, 2010 the imposition of thresholds to operators in relation to a percentage share of domestic consumption set as follows: (i) 75%, by 2002, for imported or domestically produced natural gas volumes introduced in the domestic transmission network. This percentage decreases by 2 percentage points per year until it reaches 61% in 2009; (ii) 50% from January 1, 2003 for sales to final customers. These ceilings are calculated net of losses and own consumption;

-	tariffs for transport, dispatching, storage, use of LNG terminals and local network distribution are set by Authority for Electricity and Gas;

-	third parties will be allowed to access the regulated transmission system.

Eni through EniPower SpA (Eni 100%) and subsidiaries is engaged in generation and sale of electricity with a capacity of 1,930 megawatts through the power plants in Livorno, Taranto, Mantova, Ravenna, Brindisi and Ferrera Erbognone and a generation of about 5.55 terawatthours and approximately 30% of this is used for internal consumption. EniPower manages the electrical development opportunities. The demand for gas and fuel oils of EniPower’s stations is met by Eni supplies.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

REFINING & MARKETING: Eni, through its Refining & Marketing Division, which was constituted by the incorporation of AgipPetroli SpA in Eni SpA in 2002 and certain subsidiaries, engages in petroleum refining and marketing activities primarily in Italy, Europe and South America. Eni is the largest refiner of petroleum products in Italy in terms of overall refining capacity. Approximately 50% of crude oil sold is purchased from producing countries pursuant to purchase contracts (28%) and in international spot markets (20%), while the remainder is obtained from Eni’s Exploration & Production segment. Approximately 50% of the purchased crude oil is traded.

PETROCHEMICALS: through Polimeri Europa SpA and subsidiaries (Eni 100%), Eni engages in manufacturing of olefins, aromatics, intermediate products, styrene and elastomers. Eni’s petrochemicals production is concentrated in Italy, the other operations being primarily in Western Europe. Approximately 30% of the oil-based feedstock requirements used by petrochemical plants are supplied by Eni’s Refining & Marketing segment.

OILFIELD SERVICES CONSTRUCTION AND ENGINEERING: through Saipem SpA (Eni 43%), a company listed on the Italian stock exchange, and its subsidiaries, Eni is engaged in construction and drilling services to customers in the oil and gas industries. Through Snamprogetti SpA (Eni 100%) and subsidiaries, Eni is a leading provider of engineering and project management services to customers in the oil and gas and petrochemical industries. At December 31, 2003 approximately 10% of the order backlog of Eni’s Oilfield Services, Construction and Engineering segment related to orders from Eni Group companies.

Certain significant estimates

The preparation of the financial statements in conformity with Italian GAAP, along with the reconciliation to U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Changes in accounting principles

As of January 1, 2003, Eni SpA adopted the Statement of Financial Accounting Standards No. 143 (SFAS 143), “Accounting for Asset Retirement Obligations,” which applies to legal obligations associated with the retirement and removal of long-lived assets. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligations (ARO) in the period when it is incurred (typically at the time the asset is installed at the productions location). When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related properties, plants and equipment. Over time, the liabilities are increased for the change in their present value each period, and the initial capitalized costs will be depreciated over the useful lives of the related assets. The recognized liability amounts are based upon future retirement cost estimates and incorporate many assumptions such as expected recoverable quantities of crude oil and natural gas, time to abandonment, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

No significant legal obligations to retire refining, transportation, marketing (downstream) and chemical long-lived assets generally were recognized, as indeterminate settlement dates for the asset retirements prevented estimation of the fair value of the associated ARO. The company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

The primary impact of SFAS 143 is to change the method of accruing for upstream site restoration costs. Upstream costs were previously accrued ratably over the productive lives of the assets in accordance with Statement of Financial Accounting Standards No. 19 (SFAS 19), “Financial Accounting and Reporting by Oil and Gas Producing Companies”.

The transition adjustment related to adopting SFAS 143 on January 1, 2003, was recognized as a cumulative effect of a change in accounting principle. The cumulative effect of adopting SFAS 143 increased net income by euro 198 million (after reduction of income taxes of euro 207 million). At the time of adoption, net fixed assets increased by euro 403 million, reserves for contingencies decreased by euro 2 million, and deferred and other non-current income tax liabilities increased by euro 207 million. Other than the cumulative effect net charge, the effect of SFAS 143 on net income in 2003 was an incremental charge of euro 53 million after tax, as compared to the result that would have been recorded under SFAS 19 accounting.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Changes in asset retirement obligations during the year were:

(million €)	Pro-forma 2002 (a)	2003
Asset retirement obligations as of January 1	2,096	1,923
Accretion of discount	89	102
New obligations incurred during 2003		52
Spending on existing obligations		(21)
Property dispositions		(20)
Foreign currency translation	(335)	(155)
Revisions of previous estimates		32
Other adjustments	73	37
Asset retirement obligations as of December 31	1,923	1,950

(a) Pro-forma data as if SFAS 143 had been adopted on January 1, 2002. If adopted, income before cumulative effect of changes in accounting principles for 2002 would have been increased by euro 2 million and earnings per share would have been the same.

Recent accounting pronouncements

FIN 46 and FIN 46-R

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”. FIN 46 introduces a new concept of a variable interest entity (“VIE”). A VIE is an entity that meets any of the following criteria: (i) it has a total equity investment at risk that is not sufficient to finance its activities without additional subordinated financial support from other parties; (ii) the equity owners do not have the ability to make significant decisions about the entity’s activities through voting or similar rights; (iii) the equity owners do not have an obligation to absorb the entity’s expected losses, or (iv) the equity owners do not have the right to receive the entity’s expected residual returns. FIN 46 is effective immediately for all new VIEs created after January 31, 2003. For VIEs created prior to February 1, 2003, FIN 46 will be effective for the company as of June 30, 2004. The disclosure requirements of FIN 46 are effective for our 2003 financial statements regardless of the date the VIE was created.

In December 2003 the Financial Accounting Standards Board issued FASB Interpretation No. 46-R, Consolidation of Variable Interest Entities Revised. FIN 46-R modifies the scope exceptions provided in FIN 46, specifically related to the entities that meet the revised definition of a business, or would result in the consolidation of a government entity. Early adoption of FIN 46-R related to entities created after January 31, 2003 is permitted.

The Company has decided not to early adopt FIN 46-R and has implemented the provisions of FIN 46 as it relates to any potential VIEs created after January 31, 2003. There were no impacts upon the initial adoption of the provisions of FIN 46 with respect to Eni entities created after January 31, 2003. For VIEs created prior to February 1, 2003, Eni shall apply the provisions of FIN 46 during fiscal year 2004, and Eni is in the process of reviewing its investment portfolio, including associated companies, as well as other arrangements to determine whether Eni is the primary beneficiary of any VIEs. Eni presently cannot predict whether or not the application of FIN 46 to VIEs created prior to February 1, 2003 will have a material impact on Eni’s financial position or operating results.

Supplemental oil and gas information for the exploration and production activities (unaudited)

The following information is presented in accordance with the Statement of Financial Accounting Standards No. 69, “Disclosures about Oil & Gas Producing Activities”. Amounts related to minority interests are not significant.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Capitalized costs

Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization.

(million €)	Italy	North Africa	West Africa	North Sea	Rest of World	Total
At December 31, 2002
Proved mineral interests(a)	8,030	6,782	6,377	8,112	5,638	34,939
Unproved mineral interests		527	130	684	1,593	2,934
Support equipment and facilities	251	43	174	49	51	568
Incomplete wells and other	773	889	795	147	1,958	4,562
Gross capitalized costs	9,054	8,241	7,476	8,992	9,240	43,003
Accumulated depreciation, depletion and amortization	(5,427)	(4,090)	(4,048)	(4,192)	(2,262)	(20,019)
Net capitalized costs	3,627	4,151	3,428	4,800	6,978	22,984
At December 31, 2003
Proved mineral interests (a)	8,766	6,103	6,141	8,291	6,389	35,690
Unproved mineral interests		329	83	696	1,272	2,380
Support equipment and facilities	262	594	208	32	51	1,147
Incomplete wells and other	826	1,254	1,098	223	1,413	4,814
Gross capitalized costs	9,854	8,280	7,530	9,242	9,125	44,031
Accumulated depreciation, depletion and amortization	(6,186)	(3,799)	(3,785)	(4,252)	(2,657)	(20,679)
Net capitalized costs (b)	3,668	4,481	3,745	4,990	6,468	23,352

(a)	Includes capitalized costs for wells and facilities related to proved reserves.

(b)	Includes euro 385 million for the adoption of SFAS 143 “Accounting for asset retirement obligations”. The amount has been allocated to the following items: Proved mineral interest euro 1,119 million and Accumulated depreciation, depletion and amortization euro 734 million.

Cost incurred

Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities.

(million €)	Italy	North Africa	West Africa	North Sea	Rest of World	Total
Year ended December 31, 2001
Proved property acquisitions	14	503		1,411	1,254	3,182
Unproved property acquisitions		438		495	704	1,637
Exploration	89	139	97	166	598	1,089
Development	600	498	698	328	1,337	3,461
Total costs incurred (a)	703	1,578	795	2,400	3,893	9,369
Year ended December 31, 2002
Proved property acquisitions				104	24	128
Unproved property acquisitions				22	167	189
Exploration	69	116	203	84	430	902
Development	440	724	986	316	1,622	4,088
Total costs incurred	509	840	1,189	526	2,243	5,307
Year ended December 31, 2003
Proved property acquisitions				308	8	316
Unproved property acquisitions				125	6	131
Exploration	67	80	138	125	243	653
Development (b)	449	1,106	1,268	286	1,454	4,563
Total costs incurred (c)	516	1,186	1,406	844	1,711	5,663

(a)	Includes costs for the acquisition of Lasmo Plc of euro 5,084 million, net of the related gross-up for deferred taxes (SFAS 109 “Accounting for Income taxes”) of euro 974 million. The amount has been allocated to the following items: (i) Proved property acquisitions euro 3,115 million, (ii) Unproved property acquisitions euro 1,637 million, (iii) Exploration euro 332 million.

(b)	Includes euro 84 million of costs capitalized during 2003 for assets retirement obligations pursuant to SFAS 143 “Accounting for asset retirement obligations”.

(c)	Includes costs for the acquisition of Fortum AS of euro 434 million, net of the related gross-up for deferred taxes (SFAS 109 “Accounting for Income taxes”) of euro 514 million. The amount has been allocated to the North Sea area as follows: (i) Proved property acquisitions euro 308 million, (ii) Unproved property acquisitions euro 109 million, (iii) Exploration euro 17 million.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Results of operations from oil and gas producing activities

Results of operations from oil and gas producing activities, including gas storage services used to modulate the seasonal variation of demand, represent only those revenues and expenses directly associated to such activities. These amounts do not include any allocation of interest expense or corporate overhead or amortization of goodwill and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs) whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA-related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production.

(million €)	Italy	North Africa	West Africa	North Sea	Rest of World	Total
Year ended December 31, 2001
Revenues:
- sales to affiliates	3,160	1,440	1,807	1,265	322	7,994
- sales to unaffiliated entities	140	1,181	169	1,250	1,271	4,011
Total revenues	3,300	2,621	1,976	2,515	1,593	12,005
Operations costs	(327)	(337)	(221)	(495)	(270)	(1,650)
Production taxes	(152)	(124)	(256)	(27)	(36)	(595)
Exploration expenses	(77)	(104)	(70)	(51)	(326)	(628)
D.D. & A. and abandonment expense	(474)	(417)	(315)	(704)	(612)	(2,522)
Other income and (expenses)	(87)	(129)	(129)	(79)	(214)	(638)
Pretax income from producing activities	2,183	1,510	985	1,159	135	5,972
Estimated income taxes	(877)	(605)	(628)	(672)	(136)	(2,918)
Results of operations from E&P activities	1,306	905	357	487	(1)	3,054
Year ended December 31, 2002
Revenues:
- sales to affiliates	2,871	1,673	1,856	1,748	281	8,429
- sales to unaffiliated entities	253	1,226	186	695	1,414	3,774
Total revenues	3,124	2,899	2,042	2,443	1,695	12,203
Operations costs	(218)	(352)	(317)	(490)	(237)	(1,614)
Production taxes	(138)	(110)	(210)	(20)	(47)	(525)
Exploration expenses	(80)	(71)	(116)	(117)	(294)	(678)
D.D. & A. and abandonment expense (a)	(528)	(532)	(390)	(863)	(758)	(3,071)
Other income and (expenses)	(258)	(186)	(122)	(47)	(183)	(796)
Pretax income from producing activities	1,902	1,648	887	906	176	5,519
Estimated income taxes	(751)	(852)	(578)	(445)	(83)	(2,709)
Results of operations from E&P activities	1,151	796	309	461	93	2,810
Year ended December 31, 2003
Revenues:
- sales to affiliates	2,609	1,469	1,946	1,913	345	8,282
- sales to unaffiliated entities	153	1,188	164	822	1,595	3,922
Total revenues	2,762	2,657	2,110	2,735	1,940	12,204
Operations costs	(222)	(316)	(283)	(446)	(235)	(1,502)
Production taxes	(136)	(97)	(235)	(11)	(79)	(558)
Exploration expenses	(89)	(70)	(113)	(96)	(276)	(644)
D.D. & A. and abandonment expense (a)	(458)	(420)	(377)	(759)	(734)	(2,748)
Other income and (expenses)	(170)	(264)	(121)	14	(289)	(830)
Accretion expense (SFAS 143) (b)	(37)	(5)	(14)	(42)	(4)	(102)
Pretax income from producing activities	1,650	1,485	967	1,395	323	5,820
Estimated income taxes	(629)	(788)	(617)	(750)	(111)	(2,895)
Results of operations from E&P activities	1,021	697	350	645	212	2,925

(a)	Includes assets impairments amounting to euro 227 million in 2002 and euro 210 million in 2003.

(b)	Represents the financial effect of the passage of time relating to Eni’s future asset retirement obligations pursuant to SFAS 143 “Accounting for asset retirement obligations”.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Oil and natural gas reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved reserves exclude royalties and interests owned by others.

Proved developed reserves are proved reserves that can be estimated to be recovered through existing wells with existing equipment and operating methods.

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.

Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

The estimates of Eni’s reserve quantities have been prepared in accordance with Statement of Financial Accounting Standard No. 69. The estimates of proved reserves, developed and undeveloped, at December 31, 2000, 2001, 2002 and 2003 are based on data prepared by Eni.

Eni operates under PSAs in several of the foreign jurisdictions where it has oil and gas exploration and production activities. In countries where Eni operates under PSAs, proved reserves are shown in accordance with Eni’s economic interest (pursuant to PSA contract terms) in the oil and gas reserve quantities estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production, and Eni’s net equity share after cost recovery.

Proved reserves include the volume of natural gas used for own consumption and volumes of natural gas held in certain Eni storage fields in Italy. Proved reserves attributable to these fields include: (i) the residual natural gas volumes of the reservoirs; (ii) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby detracted from proved reserves when it is sold to third parties.

Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward and downward revision. In addition, changes in oil and natural gas prices could have an effect on the quantities of Eni’s proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made. Reserves estimates are also subject to revision as prices fluctuate due to the cost recovery feature under certain PSAs.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2001, 2002 and 2003.

Crude oil (Including Condensates and Natural Gas Liquids)

(million barrels)

Proved oil Reserves	Italy	North Africa	West Africa	North Sea	Rest of World	Total
Reserves at December 31, 2000 (1)	296	1,039	934	455	698	3,422
(1) Eni’s share of equity method investees’ proved natural gas reserves as at December 31, 2000 (Lasmo Plc)						131
Purchase of Minerals in Place		118		120	248	486
Revisions of Previous Estimates	29	79	91	37	20	256
Improved Recovery		11	16	6		33
Extensions and Discoveries	9	8	21	8	24	70
Production	(25)	(84)	(81)	(74)	(50)	(314)
Sales of Minerals in Place			(5)			(5)
Reserves at December 31, 2001	309	1,171	976	552	940	3,948
Purchase of Minerals in Place				13	12	25
Revisions of Previous Estimates	2	(31)	112	4	(33)	54
Improved Recovery		14	1			15
Extensions and Discoveries	11	10	14	18	104	157
Production	(30)	(92)	(81)	(77)	(54)	(334)
Sales of Minerals in Place	(37)			(12)	(33)	(82)
Reserves at December 31, 2002	255	1,072	1,022	498	936	3,783
Purchase of Minerals in Place				86		86
Revisions of Previous Estimates	21	51	59	52	153	336
Improved Recovery		15	16			31
Extensions and Discoveries	6	32	28		214	280
Production	(30)	(90)	(87)	(86)	(64)	(357)
Sales of Minerals in Place				(21)		(21)
Reserves at December 31, 2003	252	1,080	1,038	529	1,239	4,138

(million barrels)

Proved Developed Oil Reserves	Italy	North Africa	West Africa	North Sea	Rest of World	Total
Reserves at December 31, 2000 (1)	144	650	487	303	189	1,773
Reserves at December 31, 2001	171	685	539	476	443	2,314
Reserves at December 31, 2002	168	610	554	426	483	2,241
Reserves at December 31, 2003	173	640	560	464	610	2,447
(1) Eni’s share of equity method investees’ proved developed oil reserves as at December 31, 2000 (Lasmo Plc)						56

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Natural gas

(billion cubic feet)

Proved
Natural Gas		North	West		Rest
Reserves	Italy(a)	Africa	Africa	North Sea	of World	Total
Reserves at December 31, 2000(1)	6,125	5,152	922	1,418	1,155	14,772
(1) Eni’s share of equity method investees’ proved natural gas reserves as at December 31, 2000 (Lasmo Plc)						501
Purchase of Minerals in Place	17			501	1,093	1,611
Revisions of Previous Estimates	(37)	539	12	148	833	1,495
Extensions and Discoveries	66	1	18	4	202	291
Production	(531)	(183)	(27)	(175)	(177)	(1,093)
Sales				(4)		(4)
Reserves at December 31, 2001	5,640	5,509	925	1,892	3,106	17,072
Purchase of Minerals in Place				87		87
Revisions of Previous Estimates	21	257	8	115	1,238	1,639
Extensions and Discoveries	105	9	636	74	223	1,047
Production	(456)	(212)	(36)	(201)	(228)	(1,133)
Sales	(15)			(68)		(83)
Reserves at December 31, 2002	5,295	5,563	1,533	1,899	4,339	18,629
Purchase of Minerals in Place	10			425	8	443
Revisions of Previous Estimates	(768)	(123)	172	139	325	(255)
Extensions and Discoveries	84	242			100	426
Production	(455)	(215)	(49)	(229)	(276)	(1,224)
Sales				(11)		(11)
Reserves at December 31, 2003	4,166	5,467	1,656	2,223	4,496	18,008

(billion cubic feet)

		North	West	North	Rest
Proved Developed Natural Gas Reserves	Italy(a)	Africa	Africa	Sea	of World	Total
Reserves at December 31, 2000(1)	4,012	1,009	595	810	649	7,075
Reserves at December 31, 2001	3,665	1,103	584	1,721	1,221	8,294
Reserves at December 31, 2002	3,397	1,084	863	1,727	1,283	8,354
Reserves at December 31, 2003	2,966	962	866	2,075	3,355	10,224
(1) Eni’s share of equity method investees’ proved developed natural gas reserves as at December 31, 2000 (Lasmo Plc)						329

(a)	Including approximately 783, 728, 779 and 747 billions of cubic feet of natural gas held in storage at December 31, 2000, 2001, 2002 and 2003 respectively.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Standardized measure of discounted future net cash flows

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas to the estimated future production of proved reserves. Future price changes are considered only to extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.

Future cash flows as of December 31, 2001, 2002 and 2003 include annual revenue payments from Eni’s Gas & Power segment and other transport and distribution gas companies which represent payments for modulation services to support demand delivery capability. Such capability is provided through utilization of gas withdrawn from producing fields and injected into depleted gas fields as storage.

Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.

The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of Statement of Financial Accounting Standard No. 69. The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in producing oil and gas.

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

		North	West	North	Rest
(million €)	Italy	Africa	Africa	Sea	of World	Total
At December 31, 2001
Future cash inflows	32,310	37,780	20,154	17,444	20,715	128,403
Future production costs	(5,344)	(10,941)	(5,779)	(4,466)	(5,073)	(31,603)
Future development and abandonment costs	(2,577)	(5,284)	(3,194)	(1,593)	(2,607)	(15,255)
Future net inflow before income tax	24,389	21,555	11,181	11,385	13,035	81,545
Future income tax	(8,918)	(9,258)	(6,374)	(5,584)	(3,119)	(33,253)
Future net cash flows	15,471	12,297	4,807	5,801	9,916	48,292
10% discount factor	(6,925)	(6,612)	(1,992)	(1,611)	(4,381)	(21,521)
Standardized measure of discounted future net cash flows	8,546	5,685	2,815	4,190	5,535	26,771
At December 31, 2002
Future cash inflows	32,809	41,797	29,242	19,645	26,500	149,993
Future production costs	(4,367)	(10,354)	(6,795)	(4,748)	(4,310)	(30,574)
Future development and abandonment costs	(2,755)	(3,880)	(2,706)	(1,523)	(2,459)	(13,323)
Future net inflow before income tax	25,687	27,563	19,741	13,374	19,731	106,096
Future income tax	(8,885)	(12,164)	(11,320)	(7,598)	(5,593)	(45,560)
Future net cash flows	16,802	15,399	8,421	5,776	14,138	60,536
10% discount factor	(7,471)	(7,411)	(3,534)	(1,577)	(6,063)	(26,056)
Standardized measure of discounted future net cash flows	9,331	7,988	4,887	4,199	8,075	34,480
At December 31, 2003
Future cash inflows	24,641	36,484	25,074	19,590	28,505	134,294
Future production costs	(3,879)	(7,868)	(5,847)	(5,458)	(4,763)	(27,815)
Future development and abandonment costs	(2,080)	(3,762)	(2,005)	(1,084)	(2,575)	(11,506)
Future net inflow before income tax	18,682	24,854	17,222	13,048	21,167	94,973
Future income tax	(6,113)	(10,296)	(8,979)	(7,614)	(6,073)	(39,075)
Future net cash flows	12,569	14,558	8,243	5,434	15,094	55,898
10% discount factor	(5,056)	(6,646)	(3,130)	(1,872)	(7,930)	(24,634)
Standardized measure of discounted future net cash flows	7,513	7,912	5,113	3,562	7,164	31,264

Changes in standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years 2001, 2002 and 2003.

(million €)	2001	2002	2003
Beginning of year	32,701	26,771	34,480
Increase (Decrease):
- sales, net of production costs	(9,760)	(10,064)	(10,144)
- net changes in sales and transfer prices, net of production costs	(16,754)	18,936	(1,050)
- extensions, discoveries and improved recovery, net of future production and development costs	1,027	1,810	1,855
- changes in estimated future development and abandonment costs	(2,527)	(2,697)	(3,576)
- development costs incurred during the period that reduced future development costs	3,342	4,287	4,864
- revisions of quantity estimates	3,397	1,715	2,348
- accretion of discount	5,628	4,279	5,585
- net change in income taxes	5,618	(9,318)	105
- purchase of reserves in-place	4,443	387	1,488
- sale of reserves in-place	(34)	(646)	(222)
- changes in production rates (timing) and other	(310)	(980)	(4,469)
Net increase (decrease)	(5,930)	7,709	(3,216)
End of year	26,771	34,480	31,264

ENI
ANNUAL REPORT 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
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Publications
Annual Report 2003
Annual Report 2003 on Form 20-F for the Securities and
Exchange Commission (in English)
Health, Safety and Environment Report 2003 (in Italian and English)
Fact Book 2003 (in Italian and English)
Report on the First Quarter of 2003 (in Italian and English)
Report on the Second Quarter of 2003 (in Italian and English)
Report on the First Half of 2003 (in Italian)
prepared in accordance with art. 2428 of Italian Civil Code
Report on the First Half of 2003 (in English)
Third Quarter Report 2003 (in Italian and English)

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